02055056

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS: Wisma Taiko
1, Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan
Malaysia

**FORMER NAME: ____

**NEW ADDRESS: ____

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

FILE NO. 82- 5022 FISCAL YEAR ____

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☑	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 9/25/02

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

82-5022

BY COURIER

Our Ref: KLK/SE

2 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
August 21, 2002	Employees Provident Fund Board
August 26, 2002	Employees Provident Fund Board (2 sets)
August 28, 2002	Employees Provident Fund Board
	GENERAL ANNOUNCEMENT
August 19, 2002	Listed Companies' Crop – July 2002
August 20, 2002	Proposed acquisition by KL-Kepong Property Holdings Sdn Bhd ("KLKPH") of estate land totaling in area 1,529.78 acres from Clarity Crest Sdn Bhd ("CCSB") for a cash consideration of RM45,893,400
	Proposed disposal by KLKPH of its 30% equity interests held respectively in CCSB, Lembah Beringin Sdn Bhd and Key Century Sdn Bhd to Land & General Berhad for a total cash consideration of RM13,821,300

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

14 August 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 19 2002
WASH. D.C. 180

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
July 29, 2002	Employees Provident Fund Board (2 sets)
July 29, 2002	Permodalan Nasional Berhad
July 29, 2002	Yayasan Pelaburan Bumiputra
July 31, 2002	Employees Provident Fund Board
August 06, 2002	Employees Provident Fund Board (2 sets)
August 09, 2002	Employees Provident Fund Board

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

July 25, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
July 05, 2002	Employees Provident Fund Board (2 sets)
July 15, 2002	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
July 16, 2002	Employees Provident Fund Board (2 sets)
July 17, 2002	Permodalan Nasional Berhad
July 17, 2002	Yayasan Pelaburan Bumiputra
July 23,2002	Employees Provident Fund Board (2 sets)
	GENERAL ANNOUNCEMENT
July 18, 2002	Listed Companies' Crop – June 2002

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

July 2, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
June 19, 2002	Permodalan Nasional Berhad
June 19, 2002	Yayasan Pelaburan Bumiputra
June 19, 2002	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
June 21, 2002	Employees Provident Fund Board (2 sets)
June 27, 2002	Employees Provident Fund Board (2 sets)
July 02, 2002	Employees Provident Fund Board
	GENERAL ANNOUNCEMENT
June 18, 2002	Listed Companies' Crop – May 2002
June 26, 2002	Proposed Acquisition of an Associate Company: Selat Bersatu Sdn Bhd

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

June 18, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
June 04, 2002	Employees Provident Fund Board
June 07, 2002	Employees Provident Fund Board
June 13, 2002	Employees Provident Fund Board
June 17, 2002	Employees Provident Fund Board (2 sets)
	GENERAL ANNOUNCEMENT
June 06, 2002	Proposed Acquisition of a new Subsidiary Company: Verdant Plantations Limited

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

May 31, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
May 21, 2002	Employees Provident Fund Board
May 28, 2002	Employees Provident Fund Board
	GENERAL ANNOUNCEMENT
May 21, 2002	Listed Companies' Crop April 2002
May 22, 2002	Members' Voluntary Liquidation – Crabtree & Evelyn Espana, S.A.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

Our Ref: KLK/SE **BY COURIER**

May 17, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
April 30, 2002	Permodalan Nasional Berhad
April 30, 2002	Yayasan Pelaburan Bumiputra
May 03, 2002	Employees Provident Fund Board
May 08, 2002	Employees Provident Fund Board (2 sets)
May 15, 2002	Permodalan Nasional Berhad
May 15, 2002	Yayasan Pelaburan Bumiputra
	NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A
May 15, 2002	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
May 16, 2002	Entitlement (Notice of Book Closure)
May 16, 2002	Quarterly Report on consolidated results for the second quarter ended 31 March 2002

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong
Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

Our Ref: KLK/SE **BY COURIER**

April 29,2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
April 17, 2002	Employees Provident Fund Board (2 sets)
April 17, 2002	Permodalan Nasional Berhad (3 sets)
April 17, 2002	Yayasan Pelaburan Bumiputra (3 sets)
April 18, 2002	Listed Companies Crop March 2002
April 23, 2002	Employees Provident Fund Board
April 23, 2002	Permodalan Nasional Berhad
April 23, 2002	Yayasan Pelaburan Bumiputra
April 24, 2002	Permodalan Nasional Berhad
April 24, 2002	Yayasan Pelaburan Bumiputra
April 26, 2002	Employees Provident Fund Board
April 26, 2002	Permodalan Nasional Berhad (2 sets)
April 26, 2002	Yayasan Pelaburan Bumiputra (2 sets)
April 27, 2002	Employees Provident Fund Board

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street
Central, Hong Kong
Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

April 15, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDERS'S INTEREST PURSUANT TO FORM 29B
April 6, 2002	Employees Provident Fund Board
April 9, 2002	Employees Provident Fund Board
April 10, 2002	Permodalan Nasional Berhad
April 10, 2002	Yayasan Pelaburan Bumiputra
April 12, 2002	Employees Provident Fund Board
April 12, 2002	Permodalan Nasional Berhad
April 12, 2002	Yayasan Pelaburan Bumiputra
April 15, 2002	Permodalan Nasional Berhad (2 sets)
April 15, 2002	Yayasan Pelaburan Bumiputra (2 sets)

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J C Lim]
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street,
Central, Hong Kong
Attention: Ms. Tintin Subagyo

/nmz
Letters/Misc

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

April 3, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
April 2, 2002	Changes in Substantial Shareholder's Interest Pursuant to Form 29B: Employees Provident Fund Board
April 2, 2002	New Subsidiary: Austerfield Corporation Sdn Bhd

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J C Lim]
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street,
Central
Hong Kong

Attention: Ms. Tintin Subagyo

/nmz
Letters/Misc

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2001

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2001

The unaudited report of the Group for the half year ended 31 March 2001 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2001	31/3/2000	+/(-)
	RM'000	RM'000	%
(a) REVENUE	1,063,345	1,180,818	(9.9)
(b) (i) Operating profit	84,833	113,014	(24.9)
(ii) Investment income including interest income	9,935	12,112	(18.0)
(iii) Exceptional items	(53,771)	17,470	(407.8)
(iv) Share of profits of associated companies	8,400	31,902	(73.7)
PROFIT BEFORE TAXATION	**49,397**	**174,498**	**(71.7)**
(v) Less: Taxation	11,896	39,613	(70.0)
PROFIT AFTER TAXATION	37,501	134,885	(72.2)
(vi) Less: Minority interests	8,309	6,691	24.2
(vii) **PROFIT AFTER TAXATION AND MINORITY INTERESTS**	**29,192**	**128,194**	**(77.2)**
(c) Earnings in sen per share based on b(vii) divided by the weighted average number of 710,177,128 (2000 : 710,177,128) ordinary shares in issue during the period under review	4.1	18.1	(77.2)

2. REVIEW OF PERFORMANCE

The Group's pre-tax profit for the six months ended 31 March 2001 fell 71.7% to RM49.4 million when compared to the profit achieved in the same period last year.

This decline in the six months' profit was due to the sharp drop in plantation profits caused by much lower palm products prices as well as the Group's share of the lower operating profit and the adverse impact of the exceptional charges from its major associate, Yule Catto & Co. plc, which undertook a restructuring and closure of non-profitable businesses.

However, both the manufacturing and retailing sectors registered improved results.

3. EXCEPTIONAL ITEMS

	Six Months Ended	
	31/3/2001	31/3/2000
	RM'000	RM'000
Surplus arising from government acquisitions of land	622	21,451
Surplus on sales of investments	155	3,442
Amortisation of intangible assets	(484)	(561)
Share of associated companies' exceptional items:-		
Amortisation of goodwill	(7,710)	(6,862)
Sale and termination of businesses	(42,001)	-
Cost of fundamental restructuring	(2,784)	-
Provision for diminution in value of investments	(1,569)	-
	(54,064)	(6,862)
Total	(53,771)	17,470

4. **CURRENT YEAR'S PROSPECTS**

In view of the high exceptional charges reported, and the expected lower plantation profits due to low palm products prices currently, the Directors are of the opinion that the Group's profit for the current financial year will be substantially lower than that of the previous year.

5. **CONSOLIDATED BALANCE SHEET**

	AS AT END OF CURRENT PERIOD 31/3/2001	AS AT PRECEDING FINANCIAL YEAR END 30/9/2000
	RM'000	RM'000
Property, plant and equipment	1,936,530	1,956,345
Property development	69,188	68,907
Investment in associated companies	522,952	583,129
Other investments	90,723	85,704
Intangible assets	19,587	19,928
Goodwill on consolidation	16,687	14,929
	2,655,667	2,728,942
Current assets		
Inventories	313,492	328,446
Trade receivables	157,512	161,009
Other receivables, deposits and prepayments	107,383	91,272
Fixed deposits	353,807	403,562
Cash and bank balances	55,512	38,220
	987,706	1,022,509
Current liabilities		
Trade payables	90,538	83,934
Other payables	135,942	114,854
Taxation	7,893	8,856
Bank overdrafts	27,005	45,193
Term loans	3,673	34,157
Short term borrowings	9,541	11,690
Finance leases	27	250
Proposed dividends	30,680	71,586
	305,299	370,520
Net current assets	682,407	651,989
	3,338,074	3,380,931
Shareholders' funds		
Share capital	712,516	712,516
Reserves	2,505,285	2,550,805
	3,217,801	3,263,321
Less : Cost of treasury shares	(12,382)	(12,382)
	3,205,419	3,250,939
Minority interests	107,690	103,590
Deferred taxation	14,305	14,250
Provision for retirement benefits	9,798	10,036
Finance leases	262	355
Term loans	600	1,761
	3,338,074	3,380,931
Net tangible assets per share (RM)	4.46	4.53

6. PLANTATION STATISTICS

			Six Months Ended	
			31/3/2001	31/3/2000
(a) PRODUCTION				
Oil palm	- Own production	(tonnes FFB)	818,401	681,897
	- Yield per hectare	(tonnes FFB)	11.09	10.61
Rubber	- Own production	('000 kg)	12,997	12,612
	- Yield per hectare	(kg)	755	748
Cocoa	- Own production	('000 kg)	311	589
	- Yield per hectare	(kg)	353	374
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	134,533	129,914
Oil palm in harvesting		(hectares)	75,057	65,249
Rubber in tapping		(hectares)	17,111	17,512
Cocoa in harvesting		(hectares)	671	1,486
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM854	RM1,248
Palm oil	- Ex-mill	(per tonne)	RM782	RM1,178
Palm kernel oil	- Ex-mill	(per tonne)	RM981	RM2,267
Palm kernel cake	- Ex-mill	(per tonne)	RM77	RM169
Palm kernel	- Ex-mill	(per tonne)	RM441	RM1,038
FFB	- Ex-estate	(per tonne)	RM118	RM226
Rubber	- Net of cess	(per kg)	295 sen	304 sen
Cocoa	- Ex-estate	(per kg)	RM3.29	RM3.35

7. DIVIDEND

An interim dividend of 6 sen per share less 28% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2001 (year ended 30 September 2000 : 6 sen per share) and will be paid on 9 August 2001 to shareholders registered on the Company's Register as at 13 July 2001.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 13 July 2001 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 11 July 2001 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 12.30 p.m. on 13 July 2001 in respect of ordinary transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

8. QUARTERLY REPORT

The Group's Quarterly Report can be viewed at the Kuala Lumpur Stock Exchange website, *http://announcements.klse.com.my/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

26 May 2001

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2002

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2002

The unaudited report of the Group for the half year ended 31 March 2002 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

	Six Months Ended		
	31/3/2002	31/3/2001	+/(-)
	RM'000	RM'000	%
(a) REVENUE	1,157,013	1,063,345	8.8
(b) (i) Operating profit	133,147	84,833	57.0
(ii) Investment income including interest income	6,979	9,935	(29.8)
(iii) Exceptional items	(6,428)	(53,771)	88.0
(iv) Share of profits of associated companies	29,421	8,400	250.3
PROFIT BEFORE TAXATION	**163,119**	**49,397**	**230.2**
(v) Less: Taxation	30,274	11,896	154.5
PROFIT AFTER TAXATION	132,845	37,501	254.2
(vi) Less: Minority interests	6,826	8,309	(17.8)
(vii) **PROFIT AFTER TAXATION AND MINORITY INTERESTS**	**126,019**	**29,192**	**331.7**
(c) Earnings in sen per share based on b(vii) divided by the weighted average number of 710,077,128 (2001 : 710,177,128) ordinary shares in issue during the period under review	17.75	4.11	

2. **REVIEW OF PERFORMANCE**

For the 6 months ended 31 March 2002, the pre-tax profit of the Group improved 230.2% to RM163.1 million when compared to last year's corresponding period due to the absence of associate's exceptional charges and the much improved plantation profits.

3. **EXCEPTIONAL ITEMS**

	Six Months Ended	
	31/3/2002	31/3/2001
	RM'000	RM'000
Surplus arising from government acquisitions of land	963	622
Surplus on sale of investments	1,854	155
Amortisation of intangible assets	(505)	(484)
Share of associated companies' exceptional items:-		
Amortisation of goodwill	(8,740)	(7,710)
Sale and termination of businesses	-	(42,001)
Cost of fundamental restructuring	-	(2,784)
Provision for diminution in value of investments	-	(1,569)
	(8,740)	(54,064)
Total	(6,428)	(53,771)

4. **CURRENT YEAR'S PROSPECTS**

The Directors are of the opinion that the Group's profit for the current financial year will be significantly higher than that of the preceding year in view of the higher profit already achieved for the 6 months period and the prevailing favourable palm product prices.

5. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2002	AS AT PRECEDING FINANCIAL YEAR END 30/9/2001
	RM'000	RM'000
Property, plant and equipment	2,034,600	1,992,330
Property development	71,613	69,711
Associated companies	507,911	510,393
Other investments	73,346	83,440
Intangible assets	17,661	18,772
Goodwill on consolidation	27,259	16,687
	2,732,390	2,691,333
Current assets		
Inventories	390,305	366,498
Trade receivables	153,967	149,107
Other receivables, deposits and prepayments	126,873	104,365
Amount owing by associated companies	-	60
Fixed deposits	342,589	376,673
Cash and bank balances	57,709	50,086
	1,071,443	1,046,789
Current liabilities		
Trade payables	83,994	88,471
Other payables	168,262	113,931
Taxation	7,806	9,929
Bank overdrafts	13,442	19,621
Term loans	40,726	93,116
Short term borrowing	1,664	-
Finance leases	33	117
Proposed dividends	-	46,020
	315,927	371,205
Net current assets	755,516	675,584
	3,487,906	3,366,917
Shareholders' funds		
Share capital	712,516	712,516
Reserves	2,636,948	2,529,870
	3,349,464	3,242,386
Less : Cost of treasury shares	(13,447)	(12,382)
	3,336,017	3,230,004
Minority interests	109,475	109,512
Deferred taxation	16,156	15,465
Provision for retirement benefits	10,603	10,475
Finance leases	228	207
Term loans	15,427	1,254
	3,487,906	3,366,917
Net tangible assets per share (RM)	4.64	4.50

6. **PLANTATION STATISTICS**

		Six Months Ended 31/3/2002	Six Months Ended 31/3/2001
(a) PRODUCTION			
Oil palm - Own production	(tonnes FFB)	878,158	818,401
- Yield per hectare	(tonnes FFB)	10.51	11.09
Rubber - Own production	('000 kg)	11,879	12,997
- Yield per hectare	(kg)	719	755
(b) AREA STATEMENT AS AT 31 MARCH			
Total planted	(hectares)	135,527	134,533
Oil palm in harvesting	(hectares)	82,980	75,057
Rubber in tapping	(hectares)	16,352	17,111
(c) AVERAGE SELLING PRICES			
Refined palm products - Ex-refinery	(per tonne)	RM1,094	RM854
Palm oil - Ex-mill	(per tonne)	RM1,057	RM782
Palm kernel oil - Ex-mill	(per tonne)	RM1,060	RM981
Palm kernel cake - Ex-mill	(per tonne)	RM149	RM77
Palm kernel - Ex-mill	(per tonne)	RM490	RM441
FFB - Ex-estate	(per tonne)	RM176	RM118
Rubber - Net of cess	(per kg)	283 sen	295 sen

7. **DIVIDEND**

An interim dividend of 6 sen per share less 28% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2002 (year ended 30 September 2001 : 6 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2002 to shareholders registered on the Company's Register as at 15 July 2002.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2002 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 11 July 2002 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 12.30 p.m. on 15 July 2002 in respect of ordinary transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

8. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Kuala Lumpur Stock Exchange website, *http://announcements.klse.com.my/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY. If you have sold all your shares in KUALA LUMPUR KEPONG BERHAD, you should immediately send this Circular to the agent through whom the sale was effected for onward transmission to the purchaser.

Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated In Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY

The Notice of Annual General Meeting is sent to you together with this Circular. The Annual General Meeting will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 21 February 2001 at 12.30 p.m. Shareholders are advised to refer to the Notice of Annual General Meeting and the Form of Proxy which are included in the Company's Report and Financial Statements for the financial year ended 30 September 2000. A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. The Form of Proxy should be completed and lodged at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

This Circular is dated 29 December 2000

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"AGM"	:	Annual General Meeting
"Directors"	:	Directors of KLK
"EPS"	:	Earnings per share
"Issued and Paid-up Share Capital as at 1 December 2000"	:	RM712,516,128 comprising 710,177,128 ordinary shares of RM1.00 each and 2,339,000 ordinary shares of RM1.00 each retained as treasury shares, in KLK
"KLK" or "the Company"	:	Kuala Lumpur Kepong Berhad (15043-V)
"KLK Group" or "the Group"	:	KLK, its subsidiaries and associated companies
"KLSE"	:	Kuala Lumpur Stock Exchange (30632-P)
"NTA"	:	Net Tangible Assets
"Ordinary Resolution"	:	The ordinary resolution pertaining to the Proposed Authority to Buy Back Shares
"Proposed Authority to Buy Back Shares"	:	A proposal of the Company to grant its Directors a general mandate to exercise the authority to carry out a share buyback of its own Shares of up to approximately 2.8% of its Issued and Paid-up Share Capital (excluding treasury shares)
"RM and sen"	:	Ringgit Malaysia and sen respectively
"Shares"	:	Issued and paid-up ordinary shares of RM1.00 each in KLK
"The Code"	:	Malaysian Code on Take-Overs and Mergers 1998

CONTENTS

LETTER TO THE SHAREHOLDERS CONTAINING:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1, Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Malaysia

29 December 2000

Directors:

Dato' Lee Oi Hian - Executive Chairman
Yeoh Chin Hin
Charles Letts
YM Dato' Tengku Robert Hamzah
R.M. Alias
Maj-Gen (R) Dato' Dr Mahmood B Sulaiman
Ong Beng Kee - Executive Director
Dato' Lee Hau Hian
Tan Sri Dato' Thong Yaw Hong
Lee Soon Hian - Executive Director
Datuk Abdul Rahman bin Mohd. Ramli
Yeoh Eng Khoon
Alternate to Yeoh Chin Hin

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY

1. INTRODUCTION

At the Company's AGM held on 23 February 2000, your Directors had obtained shareholders' approval for the Directors to purchase on the KLSE up to approximately 2.8% of the issued and paid-up share capital (excluding treasury shares) of the Company as at 10 December 1999 or up to approximately 20,000,000 of the Company's shares.

The authority obtained by your Directors for the share buy back of KLK shares shall, in accordance with the KLSE's Guidelines Governing Share Buy Back by Listed Companies, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders to authorise the Directors to buy back the shares of the Company.

Your Company announced on 4 November 2000 that the Directors will be seeking a fresh mandate from shareholders of the Company to authorise them to buy back KLK shares.

The purpose of this Circular is to provide you with details of the Proposed Authority to Buy Back Shares and to seek your approval for the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES

Your Directors propose to seek a new mandate from shareholders to purchase up to 20,000,000 Shares representing approximately 2.8% of the current Issued and Paid-up Share Capital of the Company comprising 710,177,128 Shares (excluding treasury shares) as at 1 December 2000, on the KLSE through its appointed stockbroker which was previously approved by the KLSE.

The authority from shareholders would be valid immediately upon the passing of the Ordinary Resolution for the Proposed Authority to Buy Back Shares. The aforesaid authority from shareholders will expire at the conclusion of the next AGM of the Company unless authority is further renewed by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

Your Directors therefore propose to allocate an amount of up to RM699 million for the Proposed Authority to Buy Back Shares which represents the audited retained profit of the Company as at 30 September 2000, to purchase up to approximately 2.8% of the Issued and Paid-up Share Capital of Company (excluding treasury shares) as at 1 December 2000. This however will be done in accordance with Section 67A of the Companies Act, 1965 (as may be amended, modified or re-enacted from time to time) and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the share buy back.

The Company may only purchase its own Shares at a price which is not more than 15% above the weighted average market price on the KLSE for the past five market days immediately preceding the date of the purchase(s). The funding for the Proposed Authority to Buy Back Shares will be from internally generated funds.

Section 67A of the Companies Act, 1965 allows for purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Where the Shares so purchased are cancelled, the Company's Issued and Paid-up Share Capital shall be diminished by the Shares so cancelled and the amount by which the Company's issued capital is diminished shall be transferred to a capital redemption reserve. It is pertinent to note that the cancellation of shares made pursuant to Section 67A of the Companies Act, 1965, shall not be deemed to be a reduction in share capital as the capital redemption reserve shall be treated as if it is part of shareholders' funds. Where the Shares so purchased are retained as treasury shares, the shares may either be distributed as share dividends to shareholders and/or resold on the KLSE or subsequently cancelled. While the Shares so purchased are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distribution and otherwise are suspended. Your Directors intend to either retain the purchased Shares as treasury shares, or cancel the Shares purchased or a combination of both.

In the case of a subsequent resale of the retained treasury shares, if any, your Directors may only resell treasury shares on the KLSE at a price which is not less than the weighted average market price of the Shares for the past five market days immediately preceding the date of the resale(s).

As at 1 December 2000, the public shareholding spread of the Company was 43.85%. Assuming that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2000, the pro-forma public shareholding spread of the Company would be 42.22%.

3. IMPLICATION RELATING TO THE CODE

Under the Code, a director and any person acting in concert with him or a relevant shareholder will be required to make a mandatory general offer for the remaining ordinary shares of the Company not already owned by him/them if his/their stake in the Company is increased to beyond 33% or if his/their existing shareholding is between 33% and 50% and exceeds by another 2% in any six (6) months period.

The limit of approximately 2.8% under the Proposed Authority to Buy Back Shares is calculated so that none of the Directors and/or existing substantial shareholders of the Company, based on the Company's present Issued and Paid-up Share Capital (excluding treasury shares) and the current shareholdings of the Directors and/or substantial shareholders as at 1 December 2000, will be required to make a mandatory general offer under the abovementioned requirements of the Code, as a result of the Proposed Authority to Buy Back Shares.

4. RATIONALE FOR THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares, if exercised, is expected to potentially benefit the Company and its shareholders as follows:

- The Company would expect to enhance the EPS of the Group (in the case where the Directors resolve to cancel the Shares so purchased and/or retain the Shares in treasury and the treasury shares are not subsequently resold) as the Shares purchased are not taken into account when calculating the number of shares in the Company. The increase in EPS, if any, arising from the Proposed Authority to Buy Back shares may have a positive effect on the market price of KLK shares. Therefore, long term investors are expected to enjoy a corresponding increase in the value of their investments in the Company;

- If the Shares bought back are kept as treasury shares, it will give the Directors an option to sell the Shares so purchased at a higher price and therefore make an exceptional gain for the Company. Alternatively, the Shares so purchased can be distributed as share dividends to shareholders; and

- The Company may be able to stabilise the supply and demand of its Shares in the open market and thereby supporting its fundamental value.

5. RISK FACTORS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares will reduce the financial resources of the KLK Group. This may result in the Group foregoing future investment opportunities and/or any income that may be derived from the deposit of funds in interest bearing instruments.

However, the financial resources of the KLK Group may increase should the purchased Shares held as treasury shares are re-sold at prices higher than their purchased price. Your Directors undertake to buy back KLK shares only after giving due consideration to the potential impact on the KLK Group's earnings and only if they are of the opinion that it would be in the interest of the Company.

6. EFFECTS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES

Based on the assumption that up to 20,000,000 Shares representing approximately 2.8% of the existing Issued and Paid-up Share Capital (excluding treasury shares) are purchased by KLK under the Proposed Authority to Buy Back Shares, the effects are as follows:

6.1 Share Capital

	No. of Ordinary Shares of RM1.00 each	RM
Existing as at 1 December 2000	710,177,128	710,177,128
Less: Number of KLK Shares to be cancelled pursuant to the Proposed Authority to Buy Back Shares	20,000,000	20,000,000
Upon completion of the Proposed Authority to Buy Back Shares	690,177,128	690,177,128

However, there will be no effect on the Issued and Paid-up Share Capital of KLK if the Shares so purchased are retained as treasury shares.

6.2 NTA per share and EPS

The Proposed Authority to Buy Back Shares will reduce the NTA per share of the KLK Group if the purchase price exceeds the audited NTA per share of the KLK Group at the time of the purchase and conversely will increase the NTA per share of the KLK Group if the purchase price is less than the audited NTA per share of the KLK Group at the time of purchase.

The audited NTA of the KLK Group as at 30 September 2000 is RM3,216 million, representing NTA per share of RM4.53. The historical monthly highest and lowest prices of KLK shares for the last twelve (12) months to November 2000 as traded on the KLSE are set out in Item 9.

The effects of the Proposed Authority to Buy Back Shares on the earnings of the KLK Group would depend on the purchase price and number of Shares purchased. The reduced issued and paid-up share capital subsequent to the Proposed Authority to Buy Back Shares will generally have a positive impact, all else being equal, on the Group's EPS.

6.3 Working Capital

The Proposed Authority to Buy Back Shares, if exercised, is likely to reduce the working capital of the Group to the extent of the amount of funds utilised for the purchases of the Shares.

6.4 Dividends

Assuming the Proposed Authority to Buy Back Shares is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Authority to Buy Back Shares will have the effect of increasing the dividend rate of KLK as a result of the reduction in the Issued and Paid-up Share Capital of KLK as described under Section 6.1 above.

7. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

The Directors, substantial shareholders and persons connected with the Directors and/or substantial shareholders of the KLK Group have no direct or indirect interest in the Proposed Authority to Buy Back Shares and resale of treasury shares, if any.

The table below shows the equity interests held directly and indirectly in KLK by the Directors and substantial shareholders as at 1 December 2000. The last column (b) shows their pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2000.

	Direct No. of Shares	Indirect No. of Shares	Total No. of Shares	(a) %	(b) %
Directors					
Dato' Lee Oi Hian	48,000	318,143,896 [1]	318,191,896	44.80	46.10
Yeoh Chin Hin	1,050,000	80,000 [2]	1,130,000	0.16	0.16
Charles Letts	456,000	-	456,000	0.06	0.07
YM Dato' Tengku Robert Hamzah	73,000	170,000 [3]	243,000	0.03	0.04
R.M. Alias	225,000	-	225,000	0.03	0.03
Maj-Gen (R) Dato' Dr Mahmood B Sulaiman	-	-	-	-	-
Ong Beng Kee	-	-	-	-	-
Dato' Lee Hau Hian	55,500	318,143,896 [1]	318,199,396	44.81	46.10
Tan Sri Dato' Thong Yaw Hong	34,000	40,500 [4]	74,500	0.01	0.01
Lee Soon Hian	-	318,143,896 [1]	318,143,896	44.80	46.10
Datuk Abdul Rahman bin Mohd. Ramli	-	-	-	-	-
Yeoh Eng Khoon (*Alternate Director*)	240,000	2,063,000 [5]	2,303,000	0.32	0.33
Substantial Shareholders					
Batu Kawan Berhad	314,033,896	-	314,033,896	44.22	45.50
Permodalan Nasional Berhad	75,333,000	-	75,333,000	10.61	10.92
Employees Provident Fund Board (KWSP)	62,966,500	-	62,966,500	8.87	9.12
Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	38,902,150	-	38,902,150	5.48	5.64
Lembaga Kemajuan Tanah Persekutuan (FELDA)	28,912,039	-	28,912,039	4.07	4.19
Amanah Raya Nominees (Tempatan) Sdn Bhd – Sekim Amanah Saham Nasional	15,266,000	-	15,266,000	2.15	2.21
HSBC Nominees (Asing) Sdn Bhd [As bare trustee : None of the beneficial owners is a substantial shareholder]	14,510,002	-	14,510,002	2.04	2.10

(a) Total percentage of shareholdings as at 1 December 2000.
(b) Pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2000.

Notes:
[1] *Also deemed substantial shareholders through their interests in Batu Kawan Berhad, Wan Hin Investments Sdn Bhd and Malay-Sino Formic Acid Sdn Bhd.*
[2] *Deemed interest through his spouse's shareholding.*
[3] *Deemed interest through KTH Holdings Sdn Bhd.*
[4] *Deemed interest through his spouse's shareholding.*
[5] *Deemed interest through Yeoh Chin Hin Investments Sdn Bhd and his spouse's shareholding.*

8. PURCHASES AND RESALES MADE IN THE PREVIOUS TWELVE (12) MONTHS

KLK has not made any purchase of its own shares or resale of treasury shares since approval was obtained from the shareholders of the Company at the AGM held on 23 February 2000.

9. HISTORICAL SHARE PRICES

The monthly highest and lowest prices of the Shares traded on the KLSE for the last twelve (12) months from December 1999 to November 2000 are as follows:

	High RM	Low RM
1999		
December	5.35	5.00
2000		
January	5.40	5.00
February	5.40	5.10
March	5.30	4.96
April	5.35	5.15
May	5.55	5.15
June	5.50	4.80
July	5.30	4.78
August	5.50	5.15
September	5.45	5.00
October	5.35	5.00
November	5.30	4.48

(Source: Reuters)

The last transacted price of KLK Shares on 15 December 2000, being the last practicable date prior to the printing of this Circular, was RM4.60.

10. CONDITIONS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

11. ANNUAL GENERAL MEETING

The Ordinary Resolution to vote on the Proposed Authority to Buy Back Shares has been incorporated in the Notice of AGM in the Company's Report and Financial Statements for the financial year ended 30 September 2000 which is sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 21 February 2001 at 12.30 p.m.

If you are unable to attend the AGM in person, kindly complete and return the Form of Proxy enclosed in the Report and Financial Statements for the financial year ended 30 September 2000 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia not less than 48 hours before the time fixed for the AGM. The completion, signing and return of the Form of Proxy will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

12. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix I for further information.

13. DIRECTORS' RECOMMENDATION

Your Directors, having considered all aspects of the Proposed Authority to Buy Back Shares, are of the opinion that the Proposed Authority to Buy Back Shares is in the interest of the Company. Accordingly, your Directors **recommend that you vote in favour of the Ordinary Resolution** to be tabled at the forthcoming AGM.

Yours faithfully
For and on behalf of the Board of Directors

Dato' Lee Oi Hian
Executive Chairman

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts, the omission of which, will make any statement herein misleading.

2. MATERIAL LITIGATION

The KLK Group is not engaged in any material litigation either as plaintiff or defendant and the Directors do not know of any proceedings, pending or threatened against the KLK Group, or of any fact likely to give rise to any proceedings which might materially affect the position or business of the KLK Group.

3. MATERIAL CONTRACTS

KLK and its subsidiary companies have not entered into any other contract which is or may be material other than contracts entered into in the ordinary course of business during the two (2) years preceding the date of this Circular.

4. SERVICE CONTRACTS

There are no contracts of service between any director and the Company or its subsidiaries having an unexpired term of more than one year, except for the Executive Chairman and the Executive Director, Mr Ong Beng Kee of the Company. The contracts with the Executive Chairman and the Executive Director, Mr. Ong Beng Kee will expire on 19 December 2003 and 30 September 2003 respectively.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of KLK during normal business hours on Mondays to Saturdays (except public holidays) from the date of this Circular up to and including the date of the AGM:

a) Memorandum and Articles of Association of KLK; and

b) the audited financial statements of KLK for each of the past three (3) financial years ended 30 September 2000.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY. If you have sold all your shares in KUALA LUMPUR KEPONG BERHAD, you should immediately send this Circular to the agent through whom the sale was effected for onward transmission to the purchaser.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated In Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

- **PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY**
- **PROPOSED SHAREHOLDERS' MANDATE IN RELATION TO RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE**
- **PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION**

The Notice of Annual General Meeting as set out in the Company's 2001 Annual Report is sent to you together with this Circular. The Annual General Meeting will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 30 January 2002 at 12.30 p.m. Shareholders are advised to refer to the Notice of Annual General Meeting and the Form of Proxy which are included in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2001. A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. The Form of Proxy should be completed and lodged at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

This Circular is dated 4 January 2002

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"Act"	:	Companies Act, 1965
"AGM"	:	Annual General Meeting
"Articles"	:	Articles of Association of KLK
"Board"	:	Board of Directors of KLK
"Directors"	:	Directors of KLK and for the purposes of the Proposed Shareholders' Mandate, directors of the KLK Group. This includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a Director of KLK or its subsidiaries
"EPS"	:	Earnings per share
"Issued and Paid-up Share Capital"	:	RM712,516,128 comprising 712,516,128 ordinary shares of RM1.00 each of which 2,339,000 ordinary shares of RM1.00 each are held as treasury shares, in KLK as at 5 December 2001
"KLK" or "the Company"	:	Kuala Lumpur Kepong Berhad (15043-V)
"KLK Group" or "the Group"	:	KLK, its subsidiaries and associated companies
"KLSE"	:	Kuala Lumpur Stock Exchange (30632-P)
"Listing Requirements"	:	The Listing Requirements of KLSE including any amendments to the same that may be made from time to time
"Major Shareholder"	:	A person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in that company. This includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a Major Shareholder of KLK or its subsidiaries. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act
"NTA"	:	Net tangible assets
"Ordinary Resolution"	:	The ordinary resolution pertaining to the Proposed Authority to Buy Back Shares or Proposed Shareholders' Mandate, as the case may be
"Proposals"	:	Proposed Authority to Buy Back Shares, Proposed Shareholders' Mandate and Proposed Adoption of New Articles collectively
"Proposed Adoption of New Articles"	:	Proposed Adoption of New Articles of Association of the Company as in Appendix II of this Circular

"Proposed Authority to Buy Back Shares"	:	A proposal of the Company to grant its Directors a general mandate to exercise the authority to carry out a share buy-back of its own Shares of up to approximately 2.8% of its Issued and Paid-up Share Capital (excluding the treasury shares)
"Proposed Shareholders' Mandate"	:	Proposed Shareholders' Mandate for the Company and/or its subsidiary companies to enter into recurrent Related Party Transactions of a revenue or trading nature in the ordinary course of business which are necessary for the KLK Group's day-to-day operations
"Recurrent Related Party Transactions"	:	Related Party Transactions involving recurrent transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group.
"Related Party"	:	A director, Major Shareholder of KLK or its subsidiaries or a person connected with such director or Major Shareholder
"Related Party Transaction"	:	A transaction entered into by the KLK Group which involves the interest, direct or indirect, of a Related Party
"RM and sen"	:	Ringgit Malaysia and sen respectively
"Shares"	:	Issued and paid-up ordinary shares of RM1.00 each in KLK
"The Code"	:	Malaysian Code on Take-Overs and Mergers 1998

Note : Words importing the singular number only shall include the plural number, and vice-versa.

CONTENTS

LETTER TO THE SHAREHOLDERS CONTAINING:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1, Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Malaysia

4 January 2002

Directors:

Dato' Lee Oi Hian – *Chairman/CEO*
Yeoh Chin Hin
Charles Letts
YM Tengku Robert Hamzah
R.M. Alias
Maj-Gen (R) Dato' Dr Mahmood B Sulaiman
Ong Beng Kee - *Executive Director*
Dato' Lee Hau Hian
Tan Sri Dato' Thong Yaw Hong
Dato' Lee Soon Hian - *Executive Director*
Datuk Abdul Rahman bin Mohd. Ramli
Yeoh Eng Khoon – *Alternate Director to Yeoh Chin Hin*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

- **PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY**
- **PROPOSED SHAREHOLDERS' MANDATE IN RELATION TO RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE**
- **PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION**

1. INTRODUCTION

At the Company's AGM held on 21 February 2001, your Directors had obtained shareholders' approval for the Directors to purchase on the KLSE up to approximately 2.8% of the issued and paid-up share capital (excluding treasury shares) of the Company as at 1 December 2000 or up to approximately 20,000,000 of the Company's shares.

The authority obtained by your Directors for the share buy-back of KLK shares shall, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders authorising the Directors to buy back shares of the Company.

Your Company had announced on 27 November 2001 that it will seek shareholders' approvals on the following Proposals at the forthcoming AGM to be held on 30 January 2002:

- Proposed Authority to Buy Back its Own Shares by the Company
- Proposed Shareholders' Mandate in relation to recurrent Related Party Transactions of a Revenue or Trading Nature
- Proposed Adoption of New Articles of Association

The purpose of this Circular is to provide you with details on the Proposals, and to seek your approvals for the Ordinary Resolutions pertaining to the Proposed Authority to Buy Back its Own Shares by the Company and Proposed Shareholders' Mandate in relation to recurrent Related Party Transactions of a Revenue or Trading Nature respectively and the Special Resolution on the Proposed Adoption of New Articles of Association to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY

2.1 Details of the Proposed Authority to Buy Back Shares

Your Directors propose to seek a new mandate from shareholders to purchase up to 20,000,000 Shares representing approximately 2.8% of the current Issued and Paid-up Share Capital of the Company comprising 710,177,128 Shares (excluding treasury shares) as at 5 December 2001, on the KLSE through its appointed stockbroker which was previously approved by the KLSE.

The authority from shareholders would become valid immediately upon the passing of the Ordinary Resolution for the Proposed Authority to Buy Back Shares. The aforesaid authority from shareholders will expire at the conclusion of the next AGM of the Company unless authority is further renewed by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

Your Directors therefore propose to allocate an amount of up to RM 699 million for the Proposed Authority to Buy Back Shares which represents the audited retained profits of the Company as at 30 September 2001, to purchase up to approximately 2.8% of the Issued and Paid-up Share Capital of the Company (excluding treasury shares) as at 5 December 2001. This however will be done in accordance with Section 67A of the Act (as may be amended, modified or re-enacted from time to time) and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of any share buy-back.

The Company may only purchase its own Shares at a price which is not more than 15% above the weighted average market price on the KLSE for the past five market days immediately preceding the date of the purchase(s). The funding for the Proposed Authority to Buy Back Shares will be from internally generated funds.

Section 67A of the Act allows for purchased shares to be cancelled upon purchase, be held as treasury shares or a combination of both. Where the Shares so purchased are cancelled, the Company's Issued and Paid-up Share Capital shall be diminished by the Shares so cancelled and the amount by which the Company's issued capital is diminished shall be transferred to a capital redemption reserve. It is pertinent to note that the cancellation of shares made pursuant to Section 67A of the Act, shall not be deemed to be a reduction in share capital as the capital redemption reserve shall be treated as if it is part of shareholders' funds. Where the Shares so purchased are retained as treasury shares, the shares may be distributed as share dividends to

shareholders, be resold on the KLSE, or subsequently be cancelled. While the Shares so purchased are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distribution or otherwise are suspended. Your Directors intend to either retain the purchased Shares as treasury shares, or cancel the Shares purchased or a combination of both.

In the case of a subsequent resale of the retained treasury shares, if any, your Directors may only resell treasury shares on the KLSE at a price which is not less than the weighted average market price of the Shares for the past five market days immediately preceding the date of the resale(s).

As at 5 December 2001, the public shareholding spread of the Company was 42.96%. Assuming that the Proposed Authority to Buy Back Shares was carried out in full on 5 December 2001, the pro-forma public shareholding spread of the Company would be 41.30%.

2.2 Implication relating to the Code

Under the Code, a director and any persons acting in concert with him or a relevant shareholder will be required to make a mandatory general offer for the remaining ordinary shares of the Company not already owned by him/them if his/their stake in the Company is increased to beyond 33% or if his/their existing shareholdings is between 33% and 50% and increases by another 2% in any subsequent six (6) months period.

The limit of approximately 2.8% under the Proposed Authority to Buy Back Shares is calculated so that none of the Directors and/or existing Major Shareholders of the Company, based on the Company's Issued and Paid-up Share Capital (excluding treasury shares) and the shareholdings of the Directors and/or Major Shareholders as at 5 December 2001, will be required to make a mandatory general offer under the abovementioned requirement of the Code, as a result of the Proposed Authority to Buy Back Shares.

2.3 Risk Factors

The Proposed Authority to Buy Back Shares will reduce the financial resources of the KLK Group. This may result in the Group foregoing future investment opportunities and/or any income that may be derived from the deposit of funds in interest bearing instruments.

However, the financial resources of the KLK Group may increase should the purchased Shares held as treasury shares are subsequently re-sold at prices higher than their purchased prices. Your Directors undertake to buy back KLK shares only after giving due consideration to the potential impact on the KLK Group's earnings and only if they are of the opinion that it would be in the interest of the Company.

2.4 Purchases, Cancellation and Resales made in the Previous Twelve (12) Months

KLK has not made any purchases or cancellation of its own shares or re-sell any of its treasury shares in the twelve (12) months preceding the date of this Circular.

Details of the shares bought back and currently held as treasury shares are as follows:

Month 1999	No. of shares bought back and held as treasury shares	Highest price paid per share RM	Lowest price paid per share RM	Average price paid per share RM	Total consideration RM'000
February	1,208,000	5.90	5.10	5.58	6,823
March	1,131,000	5.25	4.72	4.86	5,559
	2,339,000				12,382

2.5 Historical Share Prices

The monthly highest and lowest prices of the Shares traded on the KLSE for the last twelve (12) months from December 2000 to November 2001 are as follows:

	High RM	Low RM
2000		
December	4.86	4.54
2001		
January	5.10	4.52
February	4.90	4.48
March	4.98	4.52
April	4.80	4.56
May	4.80	4.50
June	4.84	4.60
July	5.40	4.84
August	5.45	5.15
September	5.50	4.98
October	5.10	4.80
November	5.25	4.80

(Source: Bloomberg)

The last transacted price of KLK Shares on 14 December 2001, being the last practicable date prior to the printing of this Circular, was RM5.25.

3. Details Of The Proposed Shareholders' Mandate In Relation To Recurrent Related Party Transactions Of A Revenue Or Trading Nature

3.1 Details of the Proposed Shareholders' Mandate

Part E, Chapter 10.09 of the Listing Requirements allows the Company to obtain at a general meeting a shareholders' mandate for recurrent Related Party Transactions which are of a revenue or trading nature necessary for the Group's day-to-day operations subject to the following:

- the transactions are in the ordinary course of business and are on terms not more favourable to the Related Party than those generally available to the public;

- the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year; and

- in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder, and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that person(s) connected with him abstain from voting on the resolution approving the transactions.

The Board proposes to seek approval from shareholders of KLK to allow the KLK Group, in the normal course of business, to enter into recurrent Related Party Transactions of a revenue or trading nature provided such transactions are made at arms' length, on normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders. These include transactions such as those described in Appendix I.

The Proposed Shareholders' Mandate would become valid immediately, upon passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless a new mandate is passed by ordinary resolution at that AGM or upon the expiration of the period within which the next AGM is required by law to be held (but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Act), or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

3.2 Nature of recurrent Related Party Transactions and Class of Related Parties

The Company carries on the business of producing and processing palm-products, natural rubber and cocoa on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding.

The nature of such recurrent transactions which have been or will be entered into by the Company and/or its subsidiaries with Related Parties in the ordinary course of the Group's business (shown with the class of Related Parties involved in these recurrent transactions) are shown in Appendix I.

3.3 Review and Disclosure Procedures

Prices/commissions/advisory fees involving Related Party Transactions are based on prevailing market prices/values. Purchases of fresh fruit bunches are based on Malaysian Palm Oil Board monthly average prices for crude palm oil and palm kernel and that of rubber on Malaysian Rubber Board official noon RSS1 Buyers/Sellers Average prices.

The review and disclosure procedures for the recurrent Related Party Transactions of a revenue or trading nature are to establish and ensure that the transactions are conducted on arm's length basis, are based on normal commercial terms consistent with the Group's usual business practices and are on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the interest of minority shareholders of the Company. The procedures are as follows:

(a) The Related Parties will be advised that they are subject to the Proposed Shareholders' Mandate and will also be advised of the review and disclosure procedures followed by the Group.

(b) Updated lists of Related Parties are circulated to the companies in the Group to notify that all transactions with Related Parties are required to be undertaken on an arm's length basis, be on normal commercial terms and on terms not more favourable to the Related Parties than those generally available to the public.

(c) The companies in the Group will keep a record of all recurrent Related Party Transactions and these are submitted quarterly to the corporate Head Office.

(d) The Corporate Division maintains a record of all the recurrent Related Party Transactions submitted by the companies in the Group which are entered into pursuant to the Proposed Shareholders' Mandate.

(e) The Audit Committee at its meetings will review any recurrent Related Party Transactions of a revenue or trading nature and thereafter report to the Board. The Audit Committee shall review KLK's reporting system and procedures relating to recurrent Related Party Transactions to ascertain that the established guidelines and procedures of the Corporate Division have been complied with and, if necessary, may request the internal auditors to review procedures or request for additional information from independent sources or advisers.

(f) Interested Directors who are members of the Board and/or Audit Committee will abstain from taking part in decisions pertaining to the recurrent Related Party Transactions of a revenue or trading nature, and will also ensure that they and any person(s) connected with them will also abstain from voting on the resolution relating to the Proposed Shareholders' mandate tabled at a General Meeting of the Company.

3.4 Audit Committee's View

The Audit Committee is of the view that the procedures in paragraph 3.3 are sufficient to ensure that recurrent Related Party Transactions of a revenue or trading nature are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

3.5 Disclosure of recurrent Related Party Transactions

Disclosure of the recurrent Related Party Transactions will be made in accordance with Section 4.1.5 of KLSE Practice Note No. 12/2001, which requires a breakdown of the aggregate value of the recurrent Related Party Transactions entered into during the financial year, including amongst others, the following information:

(i) the type of recurrent Related Party Transactions; and

(ii) the names of the Related Parties involved in each type of recurrent Related Party Transactions entered into and their relationship with the Company,

pursuant to the Proposed Shareholders' Mandate in the Company's Annual Report, and in the Annual Reports for subsequent financial years that the Proposed Shareholders' Mandate continues in force.

4. **DETAILS OF THE PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION**

The KLSE requires a listed company to ensure that the provisions as set out in Chapter 7 of the Listing Requirements are contained in its Articles of Association. Your Directors propose that the new Articles as set out in Appendix II of this Circular, which incorporate the provisions of the Listing Requirements and are consistent with the Securities Industry (Central Depositories) Act, 1991 ("SICDA") and the Rules of Malaysian Central Depository Sdn Bhd ("MCD"), be adopted as the Company's new Articles. A copy of the new Articles together with a letter confirming its compliance with the Listing Requirements and the Rules of MCD will be submitted to the KLSE within five (5) markets days after the effective date of adoption of the new Articles in accordance with the Listing Requirements.

Details of the substantive amendments to be incorporated in the new Articles are set out in Appendix III of this Circular for shareholders' information.

5. **RATIONALE FOR THE PROPOSALS**

5.1 Rationale for the Proposed Authority to Buy Back Shares

The Proposed Authority to Buy Back Shares, if exercised, is expected to potentially benefit the Company and its shareholders as follows:

- The Company would expect to enhance the EPS of the Group (in the case where the Directors resolve to cancel the Shares so purchased and/or retain the Shares in treasury and the treasury shares are not subsequently resold) as the Shares purchased are not taken into account when calculating the number of shares in the Company. The increase in EPS, if any, arising from the Proposed Authority to Buy Back Shares may have a positive effect on the market price of KLK shares. Therefore, long term investors are expected to enjoy a corresponding increase in the value of their investments in the Company; and

- If the Shares bought back are kept as treasury shares, it will give the Directors an option to sell the Shares so purchased at a higher price and therefore make an exceptional gain for the Company. Alternatively, the Shares so purchased can be distributed as share dividends to shareholders.

5.2 Rationale for the Proposed Shareholders' Mandate

The recurrent Related Party Transactions of a revenue or trading nature forms part of the Group's day-to-day operations in the ordinary course of business. The Group has had long-standing business relationships with the Related Parties and the close co-operation has reaped mutual benefits which is expected to continue to be beneficial to the business of the Group.

The procurement of the Proposed Shareholders' Mandate would eliminate the need to announce and/or convene separate General Meetings for the purpose of seeking shareholders' approvals as and when potential recurrent Related Party Transactions arise, thereby reducing substantially administrative time, effort and expenses associated with the convening of such meetings on an ad hoc basis. This would allow the Group to conserve and channel its manpower resources to pursue business opportunities which will go towards attaining its corporate objectives.

5.3 Rationale for the Proposed Adoption of New Articles

The primary rationale for the Proposed Adoption of New Articles is to update the existing Articles of Association to ensure continued compliance with the Listing Requirements, SICDA and the MCD Rules.

6. EFFECTS OF THE PROPOSALS

6.1 Effects of the Proposed Authority to Buy Back Shares

Based on the assumption that the Proposed Authority to Buy Back Shares was carried out in full on 5 December 2001, the effects are set out below:

(i) Share Capital

The effect of the Proposed Authority to Buy Back Shares on the Issued and Paid-up Share Capital of the Company assuming KLK buys and subsequently cancels up to 20,000,000 Shares representing approximately 2.8% of the existing Issued and Paid-up Share Capital (excluding treasury shares), is as follows:

	No. of Ordinary Shares of RM1.00 each	RM
Existing as at 5 December 2001	710,177,128	710,177,128
Less: Number of KLK Shares to be cancelled pursuant to the Proposed Authority to Buy Back Shares	20,000,000	20,000,000
Upon completion of the Proposed Authority to Buy Back Shares	690,177,128	690,177,128

However, there will be no effect on the Issued and Paid-up Share Capital of KLK if the Shares so purchased are retained as treasury shares but the rights attaching to the treasury shares as to voting, dividends and participation in other distribution or otherwise will be suspended. While these KLK Shares remain as treasury shares, the Act prohibits the taking into account of such shares in calculating the number or percentage of shares or a class of shares in the Company for any purpose whatsoever including substantial shareholdings, takeovers, notices, requisition of meetings, quorum for meetings and the result of votes on resolutions.

(ii) NTA per share and EPS

The Proposed Authority to Buy Back Shares will reduce the NTA per share of the KLK Group if the purchase price exceeds the audited NTA per share of the KLK Group at the time of the purchase and conversely will increase the NTA per share of the KLK Group if the purchase price is less than the audited NTA per share of the KLK Group at the time of purchase.

The audited NTA of the KLK Group as at 30 September 2001 is RM3,195 million, representing a NTA per share of RM4.50. The historical monthly highest and lowest price of KLK shares for the last twelve (12) months to November 2001 as traded on the KLSE are set out in Item 2.5.

The effects of the Proposed Authority to Buy Back Shares on the earnings of the KLK Group would depend on the purchase price and number of Shares purchased. The reduced issued and paid-up share capital subsequent to the Proposed Authority to Buy Back Shares will generally have a positive impact, all else being equal, on the Group's EPS.

(iii) Working Capital

The Proposed Authority to Buy Back Shares, if exercised, is likely to reduce the working capital of the Group to the extent of the amount of funds utilised for the purchases of the Shares.

(iv) Cashflow

The Proposed Authority to Buy Back Shares, if exercised would reduce the cash reserves of the Company and the sum reduced will depend on the purchase prices and number of shares purchased pursuant to the Proposed Authority to Buy Back Shares.

(v) Dividends

The Proposed Authority to Buy Back Shares will not affect the dividend rate per share paid to shareholders.

6.2 Effects of the Proposed Shareholders' Mandate

The Proposed Shareholders' Mandate will not have any impact on the share capital, NTA, EPS, dividends or shareholdings of KLK.

6.3 Effects of the Proposed Adoption of New Articles

The Proposed Adoption of New Articles will not have any impact on the share capital, NTA, EPS, dividends or shareholdings of KLK.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

7.1 Proposed Authority to Buy Back its Own Shares by the Company

The Directors, Major Shareholders and person(s) connected with the Directors and/or Major Shareholders of the KLK Group have no direct or indirect interest in the Proposed Authority to Buy Back Shares and resale of treasury shares, if any.

The table overleaf shows the equity interests held directly and indirectly in KLK by the Directors and Major Shareholders as at 5 December 2001. The last column (b) shows their pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 5 December 2001.

	Direct No. of Shares	Indirect No. of Shares	Total No. of Shares	(a) %	(b) %
Directors					
Dato' Lee Oi Hian	48,000	320,445,896 [1]	320,493,896	45.13	46.44
Yeoh Chin Hin	1,050,000	80,000 [2]	1,130,000	0.16	0.16
Charles Letts	456,000	-	456,000	0.06	0.07
YM Tengku Robert Hamzah	73,000	170,000 [3]	243,000	0.03	0.04
R.M. Alias	225,000	-	225,000	0.03	0.03
Maj-Gen (R) Dato' Dr Mahmood B Sulaiman	-	-	-	-	-
Ong Beng Kee	-	-	-	-	-
Dato' Lee Hau Hian	55,500	320,445,896 [1]	320,501,396	45.13	46.44
Tan Sri Dato' Thong Yaw Hong	70,000	40,500 [4]	110,500	0.02	0.02
Dato' Lee Soon Hian	-	320,445,896 [1]	320,445,896	45.12	46.43
Datuk Abdul Rahman bin Mohd. Ramli	-	-	-	-	-
Yeoh Eng Khoon (*Alternate Director*)	240,000	2,073,000 [5]	2,313,000	0.32	0.33
Major Shareholders					
Batu Kawan Berhad	316,335,896	-	316,335,896	44.54	45.83
Permodalan Nasional Berhad	79,333,000	-	79,333,000	11.17	11.49
Employees Provident Fund Board (KWSP)	60,931,500	-	60,931,500	8.58	8.83
Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	43,902,150	-	43,902,150	6.18	6.36

(a) Total percentage of shareholdings as at 5 December 2001.
(b) Pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 5 December 2001.

Notes:
[1] *Also deemed Major Shareholders through their interests in Batu Kawan Berhad, Wan Hin Investments Sdn Bhd and Malay-Sino Formic Acid Sdn Bhd.*
[2] *Deemed interest through his spouse's shareholding.*
[3] *Deemed interest through KTH Holdings Sdn Bhd.*
[4] *Deemed interest through his spouse's shareholding.*
[5] *Deemed interest through Yeoh Chin Hin Investments Sdn Bhd and his spouse's shareholding.*

7.2 Proposed Shareholders' Mandate

The Directors, Major Shareholders and/or person(s) connected with a Director or Major Shareholder, which has/have any interest, direct or indirect, in the Proposed Shareholders' Mandate, will abstain from voting in respect of his/their direct and/or indirect shareholdings in the Company.

Where the person(s) connected with a Director or Major Shareholder has any interest, direct or indirect, in the Proposed Shareholders' Mandate, the Director or Major Shareholder concerned will also abstain from voting in respect of his direct and/or indirect shareholdings in the Company.

Such interested Director and/or Major Shareholders has/have undertaken that he/they shall ensure that the person(s) connected with him/them will abstain from voting on the resolution approving the Proposed Shareholders' Mandate at the forthcoming AGM to be convened.

Save as disclosed in Appendix I, none of the other Directors, Major Shareholders and/or person(s) connected with them have any direct and/or indirect interests to the Proposed Shareholders' Mandate.

Interested Directors will abstain from all Board deliberations and resolutions in respect of the Proposed Shareholders' Mandate.

The shareholdings of the interested Directors, Major Shareholders and of the Related Parties in KLK as at 5 December 2001 are as follows:

	Direct		Indirect	
	No. of shares	%	No. of shares	%
Dato' Lee Oi Hian	48,000	0.01	320,445,896 [1]	45.12
Yeoh Chin Hin	1,050,000	0.15	80,000 [2]	0.01
Charles Letts	456,000	0.06	-	-
YM Tengku Robert Hamzah	73,000	0.01	170,000 [3]	0.02
R.M. Alias	225,000	0.03	-	-
Dato' Lee Hau Hian	55,500	0.01	320,445,896 [1]	45.12
Tan Sri Dato' Thong Yaw Hong	70,000	0.01	40,500 [4]	0.01
Dato' Lee Soon Hian	-	-	320,445,896 [1]	45.12
Yeoh Eng Khoon	240,000	0.03	2,073,000 [5]	0.29
Batu Kawan Berhad	316,335,896	44.54	-	-
Applied Agricultural Research Sdn Bhd	-	-	-	-
Di-Yi Sdn Bhd	-	-	-	-
Elionai Sdn Bhd	-	-	-	-
Esterol Sdn Bhd	-	-	-	-
Farming Management Services Pty Ltd	-	-	-	-
Felda-Johore Bulkers Sdn Bhd	-	-	-	-
High Quest Holdings Sdn Bhd	-	-	-	-
Hubei Provincial Oil Corporation	-	-	-	-
Kampar Rubber and Tin Company Sdn Bhd	-	-	-	-
Kekal & Deras Sdn Bhd	-	-	-	-
Malay Rubber Plantations (Malaysia) Sdn Bhd	-	-	-	-
Malay-Sino Chemical Industries Sdn Bhd	-	-	-	-
Mitsui & Co. Ltd	-	-	-	-
North-South Transport Sdn Bhd	-	-	-	-
Pinji Botanic Sdn Bhd	-	-	-	-
Revertex (Malaysia) Sdn Bhd	-	-	-	-
Rheem (Malaysia) Sdn Bhd	-	-	-	-
Sime Darby Berhad	-	-	-	-
Sime Darby Edible Products Ltd	-	-	-	-
Smith Zain Securities Sdn Bhd	-	-	-	-
Smooth Route Sdn Bhd	-	-	-	-
Taiko Clay Marketing Sdn Bhd	-	-	-	-
Taiko Drum Industries Sdn Bhd	-	-	-	-

	Direct		Indirect	
	No. of shares	%	No. of shares	%
Taiko Management Sdn Bhd	-	-	-	-
Taiko Marketing Sdn Bhd	-	-	-	-
Taiko Marketing (Singapore) Pte Ltd	-	-	-	-
Taiko Properties Sdn Bhd	-	-	-	-
Tractor Malaysia (1982) Sdn Bhd	-	-	-	-
Wan Hin Investments Sdn Bhd	3,750,000	0.53	-	-
Wan Hin Plantations Sdn Bhd	-	-	-	-
Wan Lee Estates Sdn Bhd	-	-	-	-
Wan Lim Plantations Sdn Bhd	-	-	-	-
Yayasan Perak-Wan Yuen Sdn Bhd	-	-	-	-
Yee Hin Development Sdn Bhd	-	-	-	-
Zarib Komplex Sdn Bhd	-	-	-	-

Notes:

[1] *Also deemed Major Shareholders through their interests in Batu Kawan Berhad, Wan Hin Investments Sdn Bhd and Malay-Sino Formic Acid Sdn Bhd.*

[2] *Deemed interest through his spouse's shareholding.*

[3] *Deemed interest through KTH Holdings Sdn Bhd.*

[4] *Deemed interest through his spouse's shareholding.*

[5] *Deemed interest through Yeoh Chin Hin Investments Sdn Bhd and his spouse's shareholding.*

7.3 Proposed Adoption of New Articles

None of the Directors and/or Major Shareholders of the Company and/or person(s) connected with them have any interest, direct or indirect, in the Proposed Adoption of New Articles.

8 CONDITION OF THE PROPOSALS

The Proposals are conditional upon the approvals of the shareholders of KLK being obtained at the forthcoming AGM.

9. DIRECTORS' RECOMMENDATIONS

Your Directors, having considered all aspects of the Proposals are of the opinion that the Proposals are in the best interests of the Company and its shareholders. Accordingly, your Directors **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares and the Special Resolution pertaining to the Proposed Adoption of New Articles** to be tabled at the forthcoming AGM.

Similarly, your Directors (save and except Dato' Lee Oi Hian, Yeoh Chin Hin, Charles Letts, YM Tengku Robert Hamzah, R.M. Alias, Dato' Lee Hau Hian, Tan Sri Dato' Thong Yaw Hong, Dato' Lee Soon Hian and Yeoh Eng Khoon who abstained themselves from giving any recommendation) **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate** to be tabled at the forthcoming AGM.

10. ANNUAL GENERAL MEETING

The Ordinary Resolutions and Special Resolution regarding the Proposals are stated in the Notice of AGM in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2001 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 30 January 2002 at 12.30 p.m.

If you are unable to attend the AGM in person, kindly complete and return the Form of Proxy enclosed in the Annual Report and Financial Statements for the financial year ended 30 September 2001 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia not less than 48 hours before the time fixed for the AGM. The completion, signing and return of the Form of Proxy will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

11. FURTHER INFORMATION

Shareholders are requested to refer to Appendix IV for further information.

Yours faithfully
For and on behalf of the Board of Directors

Maj-Gen (R) Dato' Dr Mahmood B Sulaiman
Independent Non-Executive Director

APPENDIX I

DETAILS OF RECURRENT RELATED PARTY TRANSACTIONS

Recurrent transactions of a revenue or trading nature which have been or will be entered into by the Company and/or its subsidiaries with Related Parties are as follows:

Nature of Recurrent Transactions	KLK and subsidiaries	Transacting Party and the Related Party involved and nature of relationship	Estimated Value Per Annum (See note 1) RM'000
1. Sales of cocoa products	KL-Kepong Cocoa Products Sdn Bhd (100% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) and 2(ii)	Below 1,000
2. Sales of ethylene-bis-steamide	Palmamide Sdn Bhd (88% subsidiary)	Mitsui & Co Ltd A 12% major shareholder of Palmamide Sdn Bhd	5,556
3. Sales of fatty acids and glycerine	Palm-Oleo Sdn Bhd (80% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) and 2(ii)	14,592
		Esterol Sdn Bhd A 50% associate company of KLK. See note 3(i) to 3(iii)	2,216
		Revertex (Malaysia) Sdn Bhd See note 5.	Below 1,000
4. Sales of latex gloves	Masif Latex Products Sdn Bhd (100% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) and 2(ii)	1,403
	Masif Healthcare Products Sdn Bhd (100% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) and 2(ii)	Below 1,000
5. Sales of palm products	KL-Kepong Edible Oils Sdn Bhd (100% subsidiary)	Sime Darby Edible Products Ltd A subsidiary of Sime Darby Bhd. R.M. Alias, a director in both KLK and Sime Darby Berhad, is also a direct shareholder of KLK.	2,348
6. Sales of soap noodles	KSP Manufacturing Sdn Bhd (96% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) and 2(ii)	Below 1,000
7. Sales of parquet	BKB Flooring Sdn Bhd (100% subsidiary)	Yee Hin Development Sdn Bhd See note 8.	Below 1,000

The notes are set out on pages 24 and 25.

Nature of Recurrent Transactions	KLK and subsidiaries	Transacting Party and the Related Party involved and nature of relationship	Estimated Value Per Annum (See note 1) RM'000
8. Plantation advisory fees received	KLK	Malay Rubber Plantations (Malaysia) Sdn Bhd See note 6. Kampar Rubber and Tin Company Sdn Bhd See note 7. Wan Hin Plantations Sdn Bhd See note 3(i) and 3(ii) Wan Lim Plantations Sdn Bhd See note 3(i), 3(ii) and 3(iv) Kekal & Deras Sdn Bhd See note 2(i) and 2(ii) Revertex (Malaysia) Sdn Bhd See note 5.	] Below 1,000 for each transacting party
9. Management fees received	Taiko Plantations Sdn Bhd (100% subsidiary)	Kampar Rubber and Tin Company Sdn Bhd See note 7. Kekal & Deras Sdn Bhd See note 2(i) and 2(ii) Malay Rubber Plantations (Malaysia) Sdn Bhd See note 6. Wan Hin Plantations Sdn Bhd See note 3(i) and 3(ii) Wan Lee Estates Sdn Bhd Dato' Lee Hau Hian, who is a director, a direct shareholder and deemed major shareholder in KLK, is also a direct shareholder in this company. Wan Lim Plantations Sdn Bhd See note 3(i), 3(ii) and 3(iv)	] Below 1,000 for each transacting party
10. Storage fees received	Hubei Zhong Chang Vegetable Oil Company Ltd (60% subsidiary)	Hubei Provincial Oil Corporation A 40% major shareholder in Hubei Zhong Chang Vegetable Oil Company Ltd.	Below 1,000

The notes are set out on pages 24 and 25.

Nature of Recurrent Transactions	KLK and subsidiaries	Transacting Party and the Related Party involved and nature of relationship	Estimated Value Per Annum (See note 1) RM'000
11. Office rental received	KL-Kepong Complex Sdn Bhd (100% subsidiary)	Applied Agricultural Research Sdn Bhd A 50% associate company of KLK. See also note 3(i) to 3(iii)	]
	Taiko Plantations Sdn Bhd (100% subsidiary)	Batu Kawan Bhd See note 4(ii) to 4(vi)	] Below 1,000 for each transacting party
		Taiko Management Sdn Bhd See note 3(i), 3(ii) and 3(v)	]
		Taiko Clay Marketing Sdn Bhd See note 3(i) and 3(ii)	]
12. Brokerage charges and commission for sales of quoted shares	Ablington Holdings Sdn Bhd (100% subsidiary)	Smith Zain Securities Sdn Bhd See note 4(i) to 4(vi)	Below 1,000
	Quarry Lane Sdn Bhd (100% subsidiary)	Smith Zain Securities Sdn Bhd See note 4(i) to 4(vi) A 100% owned subsidiary of Smith Zain (Malaysia) Sdn Bhd in which Batu Kawan Berhad holds 30%. Batu Kawan Berhad is a substantial shareholder of KLK.	Below 1,000
13. Purchases of bleaching earth	KLK	Taiko Clay Marketing Sdn Bhd See note 3(i) and 3(ii)	Below 1,000
	KL-Kepong (Sabah) Sdn Bhd (100% subsidiary)	Taiko Clay Marketing Sdn Bhd See note 3(i) and 3(ii)	Below 1,000
	KL-Kepong Edible Oils Sdn Bhd (100% subsidiary)	Taiko Clay Marketing Sdn Bhd See note 3(i) and 3(ii)	1,260
14. Purchases of crude palm oil / palm kernel oil	Palm-Oleo Sdn Bhd (80% subsidiary)	Sime Darby Berhad R.M. Alias, a director in both Sime Darby Berhad and KLK, is also a direct shareholder of KLK.	Below 1,000
	KL-Kepong Edible Oils Sdn Bhd (100% subsidiary)	Sime Darby Berhad R.M. Alias, a director in both Sime Darby Berhad and KLK, is also a direct shareholder of KLK.	Below 1,000
15. Purchases of caustic soda	KSP Manufacturing Sdn Bhd (96% subsidiary)	Malay-Sino Chemical Industries Sdn Bhd A 76% owned subsidiary of Batu Kawan Berhad which in turn is a substantial shareholder of KLK. See note 4.	7,307

The notes are set out on pages 24 and 25.

Nature of Recurrent Transactions	KLK and subsidiaries	Transacting Party and the Related Party involved and nature of relationship	Estimated Value Per Annum (See note 1) RM'000
16. Purchases of consumables and chemicals	KLK	Taiko Marketing Sdn Bhd See note 2(i) and 2(ii)	]
	Palm Oleo-Sdn Bhd (80% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) and 2(ii)	]
		Taiko Clay Marketing Sdn Bhd See note 3(i) and 3(ii)	]
		Malay-Sino Chemical Industries Sdn Bhd A 76% owned subsidiary of Batu Kawan Berhad which in turn is a substantial shareholder of KLK. See note 4.	] Below 1,000 for each transacting party
	KL-Kepong Cocoa Products Sdn Bhd (100% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) and 2(ii)	]
	Kulumpang Development Corporation Sdn Bhd (100% subsidiary)	Taiko Clay Marketing Sdn Bhd See note 3(i) to 3(ii)	]
17. Purchases of cover crop seeds	KLK	Sime Darby Berhad R.M. Alias, a director in both Sime Darby Berhad and KLK, is also a direct shareholder of KLK.	Below 1,000
18. Purchases of drums	KLK	Taiko Drum Industries Sdn Bhd See note 3(i) and 3(ii)	]
		Rheem (Malaysia) Berhad Charles Letts, a director in both Rheem (Malaysia) Berhad and KLK, is also a direct shareholder of KLK.	] Below 1,000 for each transacting party
	K.H. Syndicate Ltd (100% subsidiary)	Taiko Drum Industries Sdn Bhd See note 3(i) and 3(ii)	]
	P.T. Adei Plantation & Industry (95% subsidiary)	Taiko Drum Industries Sdn Bhd See note 3(i) and 3(ii)	]
19. Purchases of ethylene-di-amine	Palmamide Sdn Bhd (88% subsidiary)	Mitsui & Co Ltd A 12% major shareholder of Palmamide Sdn Bhd	1,708

The notes are set out on pages 24 and 25.

Nature of Recurrent Transactions	KLK and subsidiaries	Transacting Party and the Related Party involved and nature of relationship	Estimated Value Per Annum (See note 1) RM'000
20. Purchases of fresh fruit bunches	KLK	Malay Rubber Plantations (Malaysia) Sdn Bhd See note 6.	1,508
		Kampar Rubber and Tin Company Sdn Bhd See note 7.	2,662
		Wan Lee Estates Sdn Bhd Dato' Lee Hau Hian, who is a director, a direct shareholder and deemed major shareholder in KLK, is also a direct shareholder in this company.	]
	Kulumpang Development Corporation Sdn Bhd (100% subsidiary)	Malay Rubber Plantations (Malaysia) Sdn Bhd See note 6.	] Below 1,000 for each transacting party
		Kampar Rubber and Tin Company Sdn Bhd See note 7.	]
		Wan Hin Plantations Sdn Bhd See note 3(i) and 3(ii)	]
		Wan Lee Estates Sdn Bhd Dato' Lee Hau Hian, who is a director, a direct shareholder and deemed major shareholder in KLK, is also a direct shareholder in this company.	]
21. Purchase of generator set	KL-Kepong (Sabah) Sdn Bhd (100% subsidiary)	Tractor Malaysia (1982) Sdn Bhd. A subsidiary of Sime Darby Berhad. R.M.Alias, a director in both KLK and Sime Darby Berhad, is also a direct shareholder of KLK.	Below 1,000
22. Purchases of oil palm seeds	KLK	Applied Agricultural Research Sdn Bhd A 50% associate company of KLK. See also note 3(i) to 3(iii)	Below 1,000

The notes are set out on pages 24 and 25.

Nature of Recurrent Transactions	KLK and subsidiaries	Transacting Party and the Related Party involved and nature of relationship	Estimated Value Per Annum (See note 1) RM'000
23. Purchases of rubber	Kulumpang Development Corporation Sdn Bhd (100% subsidiary)	Kekal & Deras Sdn Bhd See note 2(i) and 2(ii)	]
		Malay Rubber Plantations (Malaysia) Sdn Bhd See note 6.	]
		Wan Hin Plantations Sdn Bhd See note 3(i) and 3(ii)	]
		Wan Lee Estates Sdn Bhd Dato' Lee Hau Hian, who is a director, a direct shareholder and deemed major shareholder in KLK, is also a direct shareholder in this company.	] Below 1,000 for each transacting party
		Wan Lim Plantations Sdn Bhd See note 3(i), 3(ii) and 3(iv)	]
		Yayasan Perak-Wan Yuen Sdn Bhd See note 2(i) and 2(ii)	]
24. Purchases of salt	KSP Manufacturing Sdn Bhd (96% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) and 2(ii)	Below 1,000
25. Purchases of edible oil	Hubei Zhong Chang Vegetable Oil Company Ltd (60% subsidiary)	Hubei Provincial Oil Corporation A 40% major shareholder of Hubei Zhong Chang Vegetable Oil Company Ltd.	6,192

The notes are set out on pages 24 and 25.

Nature of Recurrent Transactions	KLK and subsidiaries	Transacting Party and the Related Party involved and nature of relationship	Estimated Value Per Annum (See note 1) RM'000
26. Agronomic advisory fees paid	KLK	Applied Agricultural Research Sdn Bhd A 50% associate company of KLK. See also note 3(i) to 3(iii)	]
	Gunong Pertanian Sdn Bhd (100% subsidiary)		]
	Uni-Agro Multi Plantations Sdn Bhd (51% subsidiary)		]
	K.H. Syndicate Limited (100% subsidiary)		]
	The Shanghai Kelantan Rubber Estates (1925) Ltd (100% subsidiary)		]
	P.T. Adei Plantation & Industry (95% subsidiary)		]
	P.T. Steelindo Wahana Perkasa (95% subsidiary)		]
	Golden Sphere Sdn Bhd (100% subsidiary)		] Below 1,000 for each transacting party
	Richinstock Sawmill Sdn Bhd (100% subsidiary)		]
	Sabah Cocoa Sdn Bhd (70% subsidiary)		]
	Bornion Estate Sdn Bhd (63% subsidiary)		]
	Susuki Sdn Bhd (100% subsidiary)		]
	Kulumpang Development Corporation Sdn Bhd (100% subsidiary)		]
	Sunshine Plantation Sdn Bhd (100% subsidiary)		]
	Sy Kho Trading Plantation Sdn Bhd (100% subsidiary)		]
	Parit Perak Plantations Sdn Bhd (100% subsidiary)		]

The notes are set out on pages 24 and 25.

Nature of Recurrent Transactions	KLK and subsidiaries	Transacting Party and the Related Party involved and nature of relationship	Estimated Value Per Annum (See note 1) RM'000
Agronomic advisory fees paid	Selit Plantations (Sabah) Sdn Bhd (100% subsidiary) Golden Peak Development Sdn Bhd (100% subsidiary) Gocoa Sdn Bhd (100% subsidiary) Golden Yield Sdn Bhd (100% subsidiary) Ladang Finari Sdn Bhd (100% subsidiary) Syarikat Swee Keong (Sabah) Sdn Bhd (100% subsidiary) Ladang Sumundu (Sabah) Sdn Bhd (100% subsidiary) Masawit Plantation Sdn Bhd (100% subsidiary) Kalumpang Estates Sdn Bhd (100% subsidiary) Sri Kunak Plantation Sdn Bhd (100% subsidiary)	Applied Agricultural Research Sdn Bhd A 50% associate company of KLK. See also note 3(i) to 3(iii)	] Below 1,000 for each transacting party
27. Management fees paid	KLK Farms Pty Ltd (100% subsidiary)	Farming Management Services Pty Ltd See note 9.	Below 1,000
28. Brokerage charges and commission for purchases of quoted shares	Ablington Holdings Sdn Bhd (100% subsidiary) Quarry Lane Sdn Bhd (100% subsidiary)	Smith Zain Securities Sdn Bhd See note 4(i) to 4(vi) Smith Zain Securities Sdn Bhd See note 4(i) to 4(vi) A 100% owned subsidiary of Smith Zain (Malaysia) Sdn Bhd in which Batu Kawan Berhad holds 30%. Batu Kawan Berhad is a substantial shareholder of KLK.	Below 1,000 Below 1,000
29. Flight charter charges	KLK	Smooth Route Sdn Bhd Datò' Lee Soon Hian, a director and deemed major shareholder in KLK, is also a major shareholder in this company.	Below 1,000

The notes are set out on pages 24 and 25.

Nature of Recurrent Transactions	KLK and subsidiaries	Transacting Party and the Related Party involved and nature of relationship	Estimated Value Per Annum (See note 1) RM'000
30. Bulking installation charges paid	KL-Kepong Edible Oils Sdn Bhd (100% subsidiary)	Felda-Johore Bulkers Sdn Bhd ("FJB") R.M. Alias, a director in both FJB and KLK, is also a direct shareholder of KLK. KLK is a shareholder of FJB.	1,496
31. Manufacturing charges paid for rubber processing	KLK	Malay Rubber Plantations (Malaysia) Sdn Bhd See note 6.	Below 1,000
	Kulumpang Development Corporation Sdn Bhd (100% subsidiary)	Malay Rubber Plantations (Malaysia) Sdn Bhd See note 6.	Below 1,000
32. Sales commission paid for sales of latex gloves	Masif Latex Products Sdn Bhd (100% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) and 2(ii)	Below 1,000
	Masif Healthcare Products Sdn Bhd (100% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) to 2(ii)	Below 1,000
33. Transport charges Paid	Masif Healthcare Products Sdn Bhd (100% subsidiary)	North-South Transport Sdn Bhd 100% owned subsidiary of Circular Agency Sdn Bhd in which Malay-Sino Chemical Industries Sdn Bhd holds 100%. Malay-Sino Chemical Industries Sdn Bhd is a 76% owned subsidiary of Batu Kawan Berhad which is a substantial shareholder of KLK. See note 4(i) to 4(vi)	] Below 1,000 for each transacting party
Rental paid - Factory	Masif Latex Products Sdn Bhd (100% subsidiary)	Zarib Komplex Sdn Bhd See note 10.	]
- Warehouse	Masif Healthcare Products Sdn Bhd (100% subsidiary)	Zarib Komplex Sdn Bhd See note 10.	]
	Crabtree & Evelyn (Malaysia) Sdn Bhd (100% subsidiary)	Taiko Marketing Sdn Bhd See note 2(i) to 2(ii)	]
- Effluent pond land	Masif Healthcare Products Sdn Bhd (100% subsidiary)	Pinji Botanic Sdn Bhd See note 2	]

The notes are set out on pages 24 and 25.

Nature of Recurrent Transactions	KLK and subsidiaries	Transacting Party and the Related Party involved and nature of relationship	Estimated Value Per Annum (See note 1) RM'000
34. Royalties paid for sales of ethylene-bis-steamide	Palmamide Sdn Bhd (88% subsidiary)	Mitsui & Co Ltd A 12% major shareholder of Palmamide Sdn Bhd.	1,045
35. Agent cum distributor for oleochemicals	Palm-Oleo Sdn Bhd (80% subsidiary)	Taiko Marketing (Singapore) Pte Ltd See note 2(i) and 2(ii)	9,000
	KSP Manufacturing Sdn Bhd (96% subsidiary)	Taiko Marketing (Singapore) Pte Ltd See note 2(i) and 2(ii)	13,000
36. Brokerage charges for sales and purchases of KLK shares in relation to share buy-back	KLK	Smith Zain Securities Sdn Bhd A 100% owned subsidiary of Smith Zain (Malaysia) Sdn Bhd in which Batu Kawan Berhad holds 30%. Batu Kawan Berhad is a substantial shareholder of KLK. See note 4(i) to 4(vi)	Below 1,000
37. Provider of captive insurance	KLK	Batu Kawan Berhad Group See note 4(ii) to 4(vi)	Below 1,000

The notes are set out on pages 24 and 25.

Notes:

1. The values are merely indicative estimates (except for Items 35 to 37) which are based on past transactions values for the financial year ended 30 September 2001 and the actual amounts transacted in the future may vary.

2. (i) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors and deemed major shareholders of KLK, are also themselves direct major shareholders in this company. By virtue of Section 6A of the Companies Act, 1965, persons connected to Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian who are Wan Hin Investments Sdn Bhd group of companies, Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd, are also deemed interested in this company.
   (ii) Dato' Lee Oi Hian and Dato' Lee Hau Hian are also direct shareholders of KLK.
   (iii) Dato' Lee Hau Hian is also a director in this company.

3. (i) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors and deemed major shareholders of KLK, are interested by virtue of their deemed major shareholdings in this company. By virtue of Section 6A of the Companies Act, 1965, persons connected to Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian who are Wan Hin Investments Sdn Bhd group of companies, Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd, are also deemed interested in this company.
   (ii) Dato' Lee Oi Hian and Dato' Lee Hau Hian are also direct shareholders of KLK.
   (iii) Dato' Lee Oi Hian is also a director of this company.
   (iv) Dato' Lee Hau Hian is also a direct shareholder of this company.
   (v) Dato' Lee Soon Hian is also a director in this company.

4. (i) A company connected with Batu Kawan Berhad ("BKB")
   (ii) KLK is an associate company of BKB.
   (iii) Dato' Lee Oi Hian, Yeoh Chin Hin, Charles Letts, YM Tengku Robert Hamzah, R.M. Alias, Dato' Lee Hau Hian, Tan Sri Dato' Thong Yaw Hong, Dato' Lee Soon Hian and Yeoh Eng Khoon are directors in both BKB and KLK.
   (iv) Dato' Lee Oi Hian, Yeoh Chin Hin, Charles Letts, YM Tengku Robert Hamzah, Dato' Lee Hau Hian, Tan Sri Dato' Thong Yaw Hong and Yeoh Eng Khoon are direct shareholders in both BKB and KLK. Dato' Lee Soon Hian and R.M. Alias is a direct shareholder of BKB and KLK respectively.
   (v) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are deemed major shareholders in both BKB and KLK.
   (vi) By virtue of Section 6A of the Companies Act, 1965, persons connected to Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian who are Wan Hin Investments Sdn Bhd group of companies, Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd, are also deemed interested in this company.
   (vii) Dato' Lee Hau Hian, Dato' Lee Soon Hian and Yeoh Eng Khoon are directors of Malay-Sino Chemical Industries Sdn Bhd.

5. (i) A subsidiary of Yule Catto & Co. plc. ("Yule Catto") and Yule Catto is 22% associate company of KLK.
   (ii) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors and deemed major shareholders of KLK, are interested by virtue of their deemed major shareholdings in Yule Catto.
   (iii) Dato' Lee Oi Hian, R.M. Alias and Dato' Lee Hau Hian are directors in both Yule Catto and KLK. Dato' Lee Oi Hian, Charles Letts (a director of KLK) and Dato' Lee Hau Hian are direct shareholders in both Yule Catto and KLK. Yeoh Chin Hin (a director of KLK) and R.M. Alias are direct shareholders in KLK.

6. (i) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors in both Malay Rubber Plantations (Malaysia) Sdn Bhd and KLK and also deemed major shareholders of KLK, are interested by virtue of their direct shareholdings and deemed major shareholdings in this company. By virtue of Section 6A of the Companies Act, 1965, persons connected to Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian who are Wan Hin Investments Sdn Bhd group of companies, Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd, are also deemed interested in this company.
   (ii) Dato' Lee Oi Hian and Dato' Lee Hau Hian are also direct shareholders of KLK.

7. (i) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors and deemed major shareholders of KLK, are interested by virtue of their deemed major shareholdings in this company. By virtue of Section 6A of the Companies Act, 1965, persons connected to Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian who are Wan Hin Investments Sdn Bhd group of companies, Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd, are also deemed interested in this company.
   (ii) Dato' Lee Oi Hian and Dato' Lee Hau Hian are also direct shareholders of KLK.
   (iii) Yeoh Eng Khoon is a director and a direct shareholder in both Kampar Rubber and Tin Company Sdn Bhd and KLK.

8. (i) Dato' Lee Oi Hian, who is a director and deemed major shareholder of KLK, is also a direct shareholder and deemed major shareholder in this company.
   (ii) Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors and deemed major shareholders of KLK, are also themselves direct major shareholders and deemed major shareholders in this company. Dato' Lee Hau Hian is also a direct shareholder of KLK.
   (iii) By virtue of Section 6A of the Companies Act, 1965, persons connected to Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian who are Wan Hin Investments Sdn Bhd group of companies, Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd, are also deemed interested in this company.

9. (i) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors and deemed major shareholders of KLK, are interested by virtue of their deemed major shareholdings in this company. Dato' Lee Hau Hian is also a director of this company.
   (ii) Dato' Lee Oi Hian and Dato' Lee Hau Hian are also direct shareholders of KLK.
   (iii) Charles Letts, a director of KLK, is also a director and a direct shareholder of this company.

10 (i) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors and deemed major shareholders of KLK, are also themselves direct shareholders and deemed major shareholders in this company. By virtue of Section 6A of the Companies Act, 1965, persons connected to Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian who are Wan Hin Investments Sdn Bhd group of companies, Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd , are also deemed interested in this company.
   (ii) Dato' Lee Oi Hian and Dato' Lee Hau Hian are also direct shareholders of KLK.
   (iii) Dato' Lee Soon Hian is also a director of this company.

THE COMPANIES ACT, 1965

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

KUALA LUMPUR KEPONG BERHAD

TABLE 'A' EXCLUDED

1. The regulations in Table 'A' in the Fourth Schedule to the Companies Act, 1965 shall not apply to the Company, except so far as the same are repeated or contained in these Articles. *Table 'A' excluded.*

INTERPRETATION

2. In these Articles the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite to them respectively in the second column thereof, if not inconsistent with the subject or context:- *Interpretation clause.*

Definitions.

WORDS		MEANINGS
Approved Market Place	-	A Stock Exchange which is specified to be an approved market place in the Securities Industry (Central Depositories)(Exemption)(No.2) Order 1998 as may be amended, modified or altered from time to time.
Authorised Nominee	-	A person who is authorised and act as nominee as specified under the Rules.
Central Depository	-	Malaysian Central Depository Sdn Bhd.
Central Depositories Act	-	The Securities Industry (Central Depositories) Act, 1991 and any statutory modifications, amendments or re-enactment thereof.
Depositor	-	A holder of securities account.
Deposited Security	-	A security standing to the credit of a securities account of the Depositor subject to the provisions of the Central Depositories Act and the Rules and include securities in a securities account that is in suspense.
First Member	-	The person whose name stands first in the Register of Members with respect to any registered shares to which two or more persons are jointly entitled.
Listing Requirements	-	Listing Requirements of Kuala Lumpur Stock Exchange including any amendments or modifications to the same that may be made from time to time.
Market Day	-	Any day on which there is official trading on the Kuala Lumpur Stock Exchange.

Member	-	Any person/persons for the time being holding shares in the Company and whose names appear in the Register of Members (except the Malaysian Central Depository Nominees Sdn Bhd), including Depositors whose names appear on the Record of Depositors.
Record of Depositors	-	A record provided by the Central Depository to the Company under Chapter 24.0 of the Rules.
Register of Members	-	The Register of Members of the Company to be kept pursuant to the Act and unless otherwise expressly stated to the contrary, includes the Record of Depositors.
Rules	-	The Rules of the Central Depository and any modifications or amendments thereof.
Securities Account	-	An account established by the Central Depository for a Depositor for the recording of deposit or withdrawal of securities and for dealing in such securities by the Depositor, as defined in the Central Depositories Act and/or Rules.
The Act	-	The Companies Act, 1965 and every other Act and any statutory modifications, amendments or re-enactment thereof for the time being in force concerning companies and affecting the Company.
The Directors	-	The Directors for the time being of the Company.
The Office	-	The registered office for the time being of the Company.
The Seal	-	The Common Seal of the Company.
The Secretary	-	The Secretary means any person appointed to perform the duties of Secretary of the Company.
These Articles	-	These Articles of Association as originally framed or as altered from time to time by Special Resolution.

Writing shall include printing and lithography and any other mode or modes of representing or reproducing words in a visible form.

Words importing the singular number only shall include the plural number, and vice versa.

Words importing the masculine gender only shall include the feminine gender; and

Words importing persons shall include corporations.

Expression in Act to bear same meaning in Articles.

Subject as aforesaid, any words or expressions defined in the Act shall, except where the subject or context forbids, bear the same meanings in these Articles.

SHARES

Initial capital.

3. The initial capital of the Company is RM1,000,000,000/- (Malaysian Currency) divided into 1,000,000,000 shares of RM1/- each.

Share buy-back

3A Subject to the provisions of the Act and other applicable laws, regulations and guidelines, the Company may purchase its own shares on such terms and conditions as the Directors may deem fit in the interests of the Company and thereafter to deal with the shares purchased in accordance with the provisions of the Act and any rules, regulations and guidelines thereunder or issued by the Kuala Lumpur Stock Exchange and any other relevant authorities in respect thereof.

4. Subject always to the provisions of Article 45 hereof the shares shall be under the control of the Directors who may allot or otherwise dispose of the same to such persons and on such terms and conditions with such preferred deferred or other special rights or such restrictions whether in regard to dividend voting to return of share capital and either at a premium or otherwise and at such time or times as the Directors may think fit. PROVIDED HOWEVER that shares shall not be issued to transfer a controlling interest in the Company without the prior approval of shareholders in General Meeting. Allotment of shares.

5. Article 4 shall be subject to the following restrictions, that is to say:- Restrictions in shares allotments

(a) No Director shall participate in an issue of shares to employees of the Company unless the shareholders in General Meeting have approved of the specific allotment to be made to such Director and unless he holds office in the Company in an executive capacity. Provided always that a Director not holding office in an executive capacity may participate in an issue of shares pursuant to a public issue or public offer.

(b) No issue of preferred shares shall be made which would result in the total nominal value of issued preferred shares exceeding the total nominal value of the issued ordinary shares at the time of such issue.

(c) The Company shall not unless with the consent of the existing preference shareholders at a class meeting issue further preference capital ranking in priority above preference shares already issued but may issue preference shares ranking equally therewith.

(d) The rights attaching to shares of a class other than ordinary shares shall be clearly expressed in the resolution creating the same.

5A. (A) The holder of a preference share must be entitled to a right to vote in each of the following circumstances:- Rights of preference shareholders

(a) when the dividend or part of the dividend on the share is in arrears for more than 6 months;

(b) on a proposal to reduce the Company's share capital;

(c) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

(d) on a proposal that affects rights attached to the share;

(e) on a proposal to wind up the Company; and

(f) during the winding up of the Company.

(B) The holder of a preference share must be entitled to a return of capital in preference to holders of ordinary shares when the Company is wound up.

(C) A holder of a preference share must be entitled to the same rights as a holder of an ordinary share in relation to receiving notices, reports and audited accounts, and attending meetings.

6. The Company may pay to any person a commission in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any shares in the Company: Provided that such commission shall not exceed ten per cent. of the price at which such shares are issued, or an amount equivalent to such percentage; and the requirement of the Act shall be observed. Any such commission may be satisfied in fully paid shares of the Company, in which case the provisions of the Act shall be duly complied with. Commission on subscription of shares.

Interest on share capital during construction.

7. Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period the Company may pay interest on so much of such share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Act, and may charge the same to capital as part of the cost of construction of the works, buildings or plant.

Receipts of joint holders of shares.

8. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends or other moneys payable in respect of such share.

8A The Company shall not be bound to register more than four persons as the holder of any shares except in the case of executors or administrators of the estate of a deceased member.

No trust recognised.

9. Except as required by law and as provided under the Rules, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognise any equitable, contingent, future or partial interest in any share or any right whatsoever in respect of any share other than an absolute right to the entirety thereof in the registered holder, except as by these Articles otherwise expressly provided or as by Act or Rules required or pursuant to any Order of Court.

Registered Member entitled to share certificate.

10. Subject to the provisions of the Act, the Central Depositories Act and the Rules, every person whose name is entered as a Member in the Register of Members shall be entitled to receive within fifteen (15) market days of lodgement of transfer, one certificate for all his shares upon payment of Ringgit Three (RM3.00) only or such other sum as may from time to time be permitted by the Kuala Lumpur Stock Exchange plus the stamp duty payable under any law for the time being in force for every certificate, each for one (1) or more of his shares in each class as he may reasonably require. Where a Member transfers a part only of the shares comprised in a certificate the old certificate shall be cancelled and a new certificate for the balance of such shares shall be issued in lieu without charge. In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one (1) certificate therefor and delivery of a certificate to one of such persons shall be sufficient delivery to all such persons. Share certificates shall be issued by the Company in reasonable denominations. In an allotment of shares in the Company pursuant to a rights issue, bonus issue or an offer by the Company for the purchase of shares in the Company, a Member of the Company shall, upon compliance with all the conditions of such issue or offer, as the case may be, be entitled to receive within ten (10) market days up to a maximum of ten (10) share certificates for such shares in reasonable denomination without charge. Every certificate shall be signed by one Director and countersigned by the Secretary or some other person nominated by the Directors for the purpose unless a share seal is authorised and used, and shall specify the number and class of shares to which it relates and the amount paid up thereon. It shall be sufficient evidence that the seal has been duly affixed to any such certificate and the certificate signed as aforesaid if a facsimile of the signature of a Director and of the Secretary appear thereon.

New certificate may be issued.

11. Subject to the provisions of the Act, the Central Depositories Act and the Rules, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser, member company of the Kuala Lumpur Stock Exchange or London Stock Exchange or on behalf of its/their client/s as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery of the old certificate, and in any case on payment of such sum not exceeding Ringgit Three (RM3.00) only per certificate or such other sum as may from time to time be permitted by the Kuala Lumpur Stock Exchange or any Stock Exchange on which the shares of the Company are listed as the Directors may determine plus the amount of the proper duty with which each such certificate is chargeable under any law for the time being in force relating to stamp duty. In case of destruction, loss or theft a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigation by the Company of the evidence of such destruction or loss. Where a shareholder has sold part of his holdings he shall be entitled to a certificate for the balance without charge.

LIEN

12. The Company shall have a first and paramount lien upon all the shares (not being fully paid shares) registered in the name of each Member (whether solely or jointly with another) and upon all dividends from time to time declared in respect thereof and upon the proceeds of sale of such shares for all debts and liabilities paid discharged or incurred or to be incurred by the Company in respect of his share or on his account solely or jointly with any other person under or by virtue of any statute or legislative enactment in respect of such shares and also for or in respect of unpaid calls whether the period for the payment fulfilment or discharge thereof shall have actually arrived or not and no equitable interest in any share shall be created except upon the footing and condition that Article 9 hereof is to have full effect. Such lien for or in respect of unpaid calls shall extend only to the specific shares on which such calls are for the time being unpaid and to all dividends from time to time declared in respect of such shares. Any moneys paid by the Company as aforesaid shall carry interest at current bank rates from the time of payment until repayment and such moneys and interest may notwithstanding such lien be recovered by action from such Member or his legal representative as a debt due by such Member or his deceased estate to the Company. Unless otherwise agreed the registration of a transfer of shares shall operate as a waiver of the Company's lien (if any) on such shares. Lien on shares not fully paid up.

13. The Directors may sell the shares subject to any such lien at such time or times and in such manner as they think fit, but no sale shall be made until such times as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability of engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on such Member or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for seven days after such notice. Lien may be enforced by sale of shares.

14. The net proceeds of any such sale shall be applied in or towards satisfaction of the amount due to the Company, or of the liability or engagement, as the case may be, and the balance (if any) shall be paid to the Member or the person (if any) entitled by transmission to the shares so sold or to his executors, administrators or assignees or as he may direct. Application of proceeds of sale.

15. Upon any such sale as aforesaid, the Directors may authorise some person to transfer the shares sold to the purchaser and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. Directors may transfer and enter purchaser's name in share register.

16. No Member shall be entitled to receive any dividend or exercise any privilege as a Member in respect of any shares upon which any calls for the time being due and payable shall be unpaid. Member not entitled to privileges of membership until all calls paid.

CALLS ON SHARES

17. The Directors may, subject to the provisions of these Articles, from time to time make such calls upon the Members in respect of all moneys unpaid on their shares as they think fit, provided that fourteen days' notice at least is given of each call and each Member shall be liable to pay the amount of every call so made upon him to the persons, by the instalments (if any) and at the times and places appointed by the Directors. Directors may make calls.

18. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed. When call deemed made.

19. The joint holders of a share shall be jointly and severally liable to the payment of all calls and instalments in respect thereof. Liability of joint holders.

Interest on unpaid call.

20. If before or on the day appointed for payment thereof a call or instalment payable in respect of a share is not paid, the person from whom the same is due shall pay interest on the amount of the call or instalment at such rate not exceeding 10 per cent. per annum as the Directors shall fix from the day appointed for payment thereof to the time of actual payment, but the Directors may waive payment of such interest wholly or in part.

Sums payable on allotment deemed a call.

21. Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date whether on account of the amount of the share or by way of premium, shall, for all purposes of these Articles, be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment the provisions of these Articles as to payment of interest and expenses, forfeiture and the like, and all other the relevant provisions of these Articles, shall apply as if such sum were a call duly made and notified as hereby provided.

Difference in calls.

22. The Directors may from time to time, make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and in the time of payment of such calls.

Call may be paid in advance.

23. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys due upon his shares beyond the sums actually called up thereon, and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest as may be agreed between them and such Member, in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up. Capital paid on shares in advance of calls shall not, whilst carrying interest, confer a right to participate in profits.

TRANSFER OF SHARES

Mode of transfer.

24. Subject to the restrictions of these Articles, the Central Depositories Act and the Rules (with respect to transfer of Deposited Security):-

(a) In respect of shares listed on the Kuala Lumpur Stock Exchange, any Member may transfer all or any of his shares by the form prescribed under the Rules and the other applicable laws/guidelines. The transfer of any shares of the Company, shall be by way of book entry by the Central Depository in accordance with the Rules and, notwithstanding Sections 103 and 104 of the Act, but subject to Subsection 107C(2) of the Act and any exemption that may be made from compliance with Subsection 107C(1) of the Act, the Company shall be precluded from registering and effecting any transfer of the shares.

(b) In respect of shares listed on the London Stock Exchange, any Member may transfer all or any of his shares but every transfer must be in writing in any usual or common form prescribed and approved by the London Stock Exchange and must be left at the office or such other place as the Directors may prescribe accompanied by the certificate of the shares to be transferred and such other evidence (if any) as the Directors may require to prove the title of the intending transferor.

Both parties must sign transfer.

25. (1) The instrument of transfer of a share lodged with the Company shall be signed both by or on behalf of the transferor and the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members or the Record of Depositors in respect thereof.

Person to whom share not transferable.

(2) No share shall in any circumstances be transferred to any infant, bankrupt or person of unsound mind. An instrument of transfer must be in respect of only one class of shares.

Register of Transfer to be provided.

26. The Company shall provide a book to be called "Register of Transfers" which shall be kept by the Secretary under the control of the Directors, and in which shall be entered the particulars of every transfer or transmission of every share.

27. (1) The Directors may, in their discretion and without assigning any reason therefor, refuse to register the transfer of any share, not being a fully paid share, and whether or not the Company claims lien on the same. Directors may refuse registration of transfers.

(2) If the Directors refuse to register a transfer they shall within ten (10) market days after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal and the precise reason(s) thereof. Notice of refusal of transfer.

(3) All instruments of transfer which shall be registered shall be retained by the Company. Any instrument of transfer which the Directors may decline to register shall be returned to the person who tendered the same for registration, unless the Directors suspect fraud. Transfers to be retained.

(4) Such fee, not exceeding the sum as may be permitted by law and/or by rules, regulations and/or orders of any Stock Exchange on which the shares of the Company are listed as the Directors may from time to time determine, may be charged for registration of a transfer. Transfer fees

28. The registration of transfers may be suspended at such time and for such periods as the Directors may from time to time determine not exceeding in the whole thirty (30) days in any year. At least twelve (12) clear market days' notice of intention to close the said register shall be published in a daily newspaper circulating in Malaysia and shall also be given to the Kuala Lumpur Stock Exchange and to the Central Depository in accordance with the Rules to prepare the appropriate Record of Depositors. The said notice shall state the purpose or purposes for which the register is being closed. Suspension of registration.

29. (1) The Company may establish and cause to be kept in England or any other place outside Malaysia a branch register of its Members in accordance with the provisions of Section 164 of the Act. Branch register.

(2) Subject to the provisions of the Act, and of these regulations, any such register (hereinafter referred to as a branch register) shall be established and kept in such a manner as the Directors may from time to time prescribe.

(3) For the purpose of any such branch register the Directors may empower any officer of the Company or other person or persons or committee (hereinafter referred to as the local authority) to keep the registers in such manner and subject to such regulations as the Directors may from time to time prescribe or allow, and may delegate to any such local authority the duty of examining and passing or refusing transfers and transmissions and of giving certificates of shares.

(4) The local authority shall from time to time transmit to the registered office, copies of every entry on any branch register as required by Section 164 of the Act. The transfers of shares on any branch register may be kept at the local office or be transmitted to the registered office of the Company as the Directors may from time to time direct; and the Company may require such transfers to be executed in duplicate.

Transmission of shares from Foreign Register.

29A. (A) Where:-

(a) the shares of the Company are listed on an Approved Market Place; and

(b) the Company is exempted from compliance with Section 14 of the Central Depositories Act or Section 29 of the Securities Industry (Central Depositories) (Amendment) Act 1998, as the case may be, under the Rules in respect of such shares,

the Company shall, upon request of a Member, permit a transmission of shares held by such Member from the Register of Members maintained by the registrar of the Company in the jurisdiction of the Approved Market Place (hereinafter referred to as "the Foreign Register"), to the Register of Members maintained by the registrar of the Company in Malaysia (hereinafter referred to as "the Malaysian Register") provided that there shall be no change in the ownership of such shares.

(B) For the avoidance of doubt, if the Company fulfils the requirements of Sub-Articles (A)(a) and (A)(b) above the Company shall not allow any transmission of shares from the Malaysian Register into the Foreign Register.

TRANSMISSION OF SHARES

On death of Members survivor or executor only recognised.

30. (A) In the case of the death of a Member, the survivors or survivor, where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares, but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

(B) Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may, upon producing such evidence of title as the Directors shall require, be registered himself as holder of the share, or, subject to the provisions as to transfers herein contained, transfer the same to some other person, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that Member before his death or bankruptcy. Provided always that where the share is a deposited security, subject to the Rules, a transfer or withdrawal of the share may be carried out by the person becoming so entitled.

(C) If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him and stating that he so elects, provided that where the share is a deposited security and the person becoming entitled elects to have the share transferred to him, the aforesaid notice must be served by him on the Central Depository.

(D) If the person so becoming entitled shall elect to have his nominee registered, he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions of these Articles relating to the rights to transfer and the registration of transfer of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by that Member.

(E) The Company shall be entitled to charge a fee not exceeding Ringgit One (RM1.00) on the registration of every probate, letter of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

31. A person entitled to a share by transmission shall be entitled to receive, and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of it to receive notices of, or to attend or vote at meetings of the Company, or, save as aforesaid, to exercise any of the rights or privileges of a Member, unless and until he shall become a Member in respect of the share.

Person entitled may receive dividends without being registered as Member, but may not vote.

FORFEITURE OF SHARES

32. If any Member fails to pay the whole or any part of any call or instalment of call on or before the day appointed for the payment thereof, the Directors may at any time thereafter, during such time as the call or insalment or any part thereof remains unpaid, serve a notice on him or on the person entitled to the share by transmission requiring him to pay such call or instalments, or such part thereof as remains unpaid, together with interest at such rate not exceeding ten per cent. per annum as the Directors shall determine, and any expenses that may have accrued by reason of such non-payment.

Directors may require payment of call with interest and expenses.

33. The notice shall name a further day (not earlier than the expiration of seven days from the date of the notice) on or before which such call or instalment or such part as aforesaid, and all interest and expenses that have accrued by reason of such non-payment, are to be paid. It shall also name the place where payment is to be made, and shall state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made will be liable to be forfeited.

Notice requiring payment to contain certain particulars.

34. If the requisitions of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the Notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

On non-compliance with notice shares forfeited on resolution of Directors.

35. When any share has been forfeited in accordance with these Articles, notice of the forfeiture shall forthwith be given to the holder of the share or to the person entitled to the share by transmission, as the case may be, and an entry of such notice having been given, and of the forfeiture with the date thereof, shall forthwith be made in the Register of Members opposite, to the share; but the provisions of this Article are directory only, and no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or to make such entry as aforesaid.

Notice of forfeiture to be given and entered in Register of Members.

36. Notwithstanding any such forfeiture as aforesaid, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture, upon the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share and upon such further terms (if any) as they shall see fit.

Directors may allow forfeited share to be redeemed.

37. Every share which shall be forfeited may be sold, re-allotted, or otherwise disposed of, either to the person who was before forfeiture the holder thereof, or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit, and the Directors may, if necessary, authorise some person to transfer the same to such other person as aforesaid.

Procedure for Shares forfeited.

38. A shareholder whose shares have been forfeited shall, notwithstanding, be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon to the date of payment, in the same manner in all respects as if the shares had not been forfeited, and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, without any deduction or allowance for the value of the shares at the time of forfeiture.

Former holders of forfeited shares liable for call made before forfeiture.

39. The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the shareholder whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Act given or imposed in the case of past Members.

Consequences of forfeiture.

Title to forfeited shares.

40. A statutory declaration in writing that the declarant is a Director of the Company, and that a share has been duly forfeited in pursuance of these Articles, and stating the date upon which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof be conclusive evidence of the facts therein stated, and such declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof, and a certificate of proprietorship of the share under the seal delivered to the person to whom the same is sold or disposed of shall constitute a good title to the share, and (subject to the execution of any necessary transfer) such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition, and shall not be bound to see to the application of the purchase money (if any), nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

CONVERSION OF SHARES INTO STOCK

41. (A) The Company may, from time to time, by resolution of a General Meeting convert all or any of its paid-up shares into stock and may from time to time, in like manner, re-convert any such stock into paid-up shares of any denomination.

(B) When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein, or any part of such interests, in such manner as the Company in General Meeting shall direct, but in default of any such direction in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances will admit. But the Directors may, if they think fit, from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of that minimum, provided that such minimum shall not exceed the nominal amount of the shares from which the stock arose.

(C) The several holders of stock shall be entitled to participate in the dividends and profits of the Company according to the amount of their respective interests in such stock, and such interests shall, in proportion to the amount thereof, confer on the holders thereof respectively the same privileges and advantages for the purpose of voting at meetings of the Company and for other purposes as if they held the shares from which the stock arose, but so that none of such privileges or advantages, except the participation in the dividends, profits and assets of the Company, shall be conferred by any holding or part of a holding of stock as would not, if existing in shares, have conferred such privileges or advantages.

(D) All such provisions of these Articles as are applicable to paid-up shares shall apply to stock, and in all such provisions the words "share" and "shareholder" shall include "stock" and "stockholder".

ALTERATIONS OF CAPITAL

Company may alter its capital in certain ways.

42. The Company may so far alter the conditions of its Memorandum of Association by Ordinary Resolution:-

(A) To consolidate and divide its share capital into shares of larger amount than its existing shares, or

(B) To cancel any shares not taken or agreed to be taken by any person, or

(C) To divide its share capital or any part thereof into shares of smaller amount than is fixed by its Memorandum of Association by subdivision of its existing shares or any of them, subject nevertheless to the provisions of the Act and so that as between the resulting shares, one or more of such shares may by the resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other of such shares.

and by Special Resolution -

(D) To reduce its capital and any capital redemption reserve fund or any share premium account in any manner authorised and subject to any conditions prescribed by the Act.

INCREASE OF CAPITAL

43. The Company in General Meeting may from time to time, whether all the shares for the time being authorised shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares) to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any), in regard to dividend, return of capital, voting or otherwise, as the General Meeting resolving upon such increase directs. Company may increase its capital.

44. (A) Subject to any direction to the contrary that may be given by the Company in General Meeting any original shares for the time being unissued and not allotted and any new shares from time to time to be created shall, before they are issued, be offered in the first instance to such Members as are, under the regulations of these Articles, then entitled to receive notices from the Company in proportion as nearly as the circumstances admit to the number of existing shares held by them. Such offer shall be made by notice specifying the number of shares offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and after the expiration of such time, or on the receipt of an intimation from the Member to whom such notice is given that he declines to accept the shares offered, the Directors may dispose of the same in such manner as they think most beneficial to the Company; and further, if owing to the proportion which the number of the new shares bears to the number of shares held by Members entitled to such offer as aforesaid, or from any other cause any difficulty shall arise in apportioning the new shares or any of them in manner aforesaid, the Directors may in like manner dispose of the shares in respect of which such difficulty arises. Unissued and new shares to be first offered to Members unless otherwise determined.

(B) Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital of the Company, and shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the original share capital. New shares to be original capital unless otherwise provided.

MODIFICATION OF RIGHTS

45. If at any time the capital by reason of the issue of preference shares or otherwise is divided into different classes the repayment of such preferred capital or all or any of the rights and privileges attached to each class may subject to the provisions of Section 65 of the Act be varied modified commuted affected abrogated or dealt with by special resolution passed by the holders of at least three-fourths of the issued shares of the class at a separate general meeting of the holders of that class and all the provisions hereinafter contained as to general meetings shall mutatis mutandis apply to every such meeting except that the quorum hereof shall be members holding or representing by proxy at least three-fourths of the issued shares of the class. Provided however that in the event of the necessary majority for such a special resolution not having been obtained in the manner aforesaid consent in writing may be secured from members holding at least three-fourths of the issued shares of the class and such consent if obtained within two months from the date of the separate general meeting shall have the force and validity of a resolution duly carried by a vote in person or by proxy. Modification of Rights.

GENERAL MEETINGS

General Meetings.

46. A General Meeting shall be held once in every calendar year, at such time and place as may be determined by the Directors, but so that not more than fifteen months shall be allowed to elapse between any two such General Meetings.

Ordinary and Extraordinary Meetings.

47. The above-mentioned General Meetings shall be called Annual General Meetings. All other General Meetings shall be called Extraordinary General Meetings.

Extraordinary Meetings.

48. The Directors may call an Extraordinary General Meeting whenever they think fit, and Extraordinary General Meetings shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided by the Act. If at any time there are not within West Malaysia sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director or any two Members may convene an Extraordinary General Meeting in the same manner as nearly as possible as that in which Meetings may be convened by the Directors.

Notice of Meetings.

49. (1) A Meeting called for the passing of a special resolution or where it is an Annual General Meeting, shall be called by twenty-one days' notice in writing at the least. Any other Meeting of the Company shall be called by fourteen days' notice in writing at the least.

Provided that a Meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this Article, be deemed to have been duly called if it is so agreed by all the Members entitled to attend and vote at such Meeting.

Notice to specify time and business.

(2) The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given and shall specify the place, the day and the hour of Meeting. Any notice of a Meeting called to consider special business shall be accompanied by a statement of the general nature of the business and the effect of any proposed resolution in respect of such special business. In addition 14 days' notice or 21 days' notice in the case where any special resolution is proposed or where it is an Annual General Meeting, of every such Meeting shall be given by advertisement in the daily press and in writing to each Stock Exchange upon which the Company is listed.

Notice of Annual General Meeting.

(3) The notice convening an Annual General Meeting shall specify the Meeting as such.

Notice of special or extraordinary resolution.

(4) The notice convening a Meeting to consider a special or extraordinary resolution shall specify the intention to propose the resolution as a special or extraordinary resolution as the case may be.

Member's right to appoint proxy.

(5) In every notice calling a Meeting there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not also be a Member.

To whom given.

(6) Notice of every General Meeting shall be given in any manner authorised by these Articles to:-

(a) every Member holding shares conferring the right to attend and vote at the Meeting who, at the time of convening of the Meeting shall have paid all calls or other sums presently payable by him in respect of any such shares in the Company;

(b) the Auditors of the Company; and

(c) Every Stock Exchange on which the Company is listed.

(7) No other person shall be entitled to receive notices of General Meeting: Provided that if the meeting be called for the alteration of the Company's objects, the provisions of Section 28 of the Act regarding notices to debenture holders shall be complied with.

(8) The accidental omission to give notice of a Meeting to, or the non-receipt of notice of a Meeting by, any person entitled to receive notice shall not invalidate the proceedings at the Meeting. Omission not to invalidate proceedings.

(A) The Company shall request the Central Depository in accordance with the Rules, to issue a Record of Depositors to whom notices of General Meetings shall be given by the Company. Record of Depositors for notices.

(B) The Company shall request the Central Depository in accordance with the Rules, to issue a Record of Depositors, as at a date not less than three (3) market days before the General Meetings (hereinafter referred to as "the General Meeting Record of Depositors"). Record of Depositors for General Meetings.

(C) Subject to the Securities Industry (Central Depositories) (Foreign Ownership) Regulations 1996 (where applicable), a Depositor shall not be regarded as a Member entitled to attend any General Meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.

PROCEEDINGS AT GENERAL MEETINGS

50. All business shall be deemed special that is transacted at an Extraordinary General Meeting, and all that is transacted at an Annual General Meeting shall also be deemed special, with the exception of sanctioning a dividend the consideration of the accounts and balance sheets and the reports of the Directors and Auditors, and any other documents annexed to the balance sheets, the fixing of the Directors' remuneration and the appointment and fixing of the remuneration of the Auditors. Special business.

51. No business shall be transacted at any General Meeting unless a quorum is present in person or by proxy when the Meeting proceeds to business. For all purposes the quorum shall be Members personally present or represented by proxy or attorney not being less than two. No business to be transacted unless quorum present.

52. If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the Members present shall be a quorum. If quorum not present Meeting adjourned or dissolved.

53. The Chairman (if any) of the Board of Directors shall preside at every General Meeting, but if there be no such Chairman, or if at any Meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the Members present shall choose some Director, or if no Director be present, or if all the Directors present decline to take the chair, they shall choose some Member present to be Chairman of the Meeting. Chairman of Board to preside at all Meetings.

54. The Chairman may, with the consent of any Meeting at which a quorum is present, and shall, if so directed by the Meeting, adjourn any Meeting from time to time and from place to place as the Meeting shall determine. Whenever a Meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given in the same manner as in the case of an original Meeting. Save as aforesaid, no Member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the Meeting from which the adjournment took place. Notice of adjournment to be given.

How resolution decided.

55. At all General Meetings resolutions put to the vote of the Meeting shall be decided on a show of hands, unless before or upon the declaration of the result of the show of hands a poll be demanded in writing by the Chairman or by any two persons for the time being entitled to vote at the Meeting or by any person representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the Meeting and unless a poll be so demanded a declaration by the Chairman of the Meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive and an entry to that effect in the minute book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favour of or against such resolution. The demand for a poll may be withdrawn.

Poll to be taken as Chairman shall direct.

56. If a poll be demanded in manner aforesaid, it shall be taken at such time and place, and in such manner as the Chairman shall direct, and the result of the poll shall be deemed to be the resolution of the Meeting at which the poll was demanded.

No poll in certain cases.

57. No poll shall be demanded on the election of a Chairman of a Meeting, or on any question of adjournment.

Chairman to have casting vote.

58. In the case of an equality of votes, either on a show of hands or on a poll, the Chairman of the Meeting shall be entitled to a further or casting vote.

Business to be continued if poll demanded.

59. The demand for a poll shall not prevent the continuance of a Meeting for the transaction of any business, other than the question for which a poll has been demanded.

VOTES OF MEMBERS

How votes may be given and who can act as proxy.

60. Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company, every Member present in person or by proxy or represented by attorney shall have one vote on a show of hands and upon a poll every such Member shall have one vote for every share held by him. A proxy or attorney need not be a Member of the Company. A Member may appoint any person to be his proxy and the provisions of Section 149(1)(b) of the Act shall not apply to the Company.

Votes of lunatic Member.

61. If any Member be a lunatic, idiot or non-compos mentis, he may vote by his committee, receiver, curator bonis or other legal curator, and such last mentioned persons may give their votes either personally or by proxy.

Votes of joint holders of shares.

62. If two or more persons are jointly entitled to a share, then in voting upon any question the vote of the senior present at the Meeting, whether in person or by proxy or by an attorney shall alone be accepted to the exclusion of the votes of the other registered holders of the shares, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

Only Members not indebted to Company in respect of shares entitled to vote.

63. A Member shall be entitled to be present and to vote on any question either personally or by proxy at any General Meeting or upon a poll and to be reckoned in a quorum in respect of any fully paid-up shares and of any shares upon which calls due and payable to the Company shall have been paid. No Member shall be entitled so to vote or be recognised in a quorum in respect of any shares upon which any call or other sum so due and payable shall be unpaid.

Voting rights of shares of different monetary denominations.

63A Where the capital of the Company consists of shares of different monetary denominations, voting rights shall be prescribed in such a manner that a unit of capital in each class, when reduced to a common denominator, shall carry the same voting power when such right is exercisable.

64. (A) A power of attorney or a certified copy thereof or the instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing. An instrument appointing a proxy to vote at a Meeting shall be deemed to include the power to demand or concur in demanding a poll on behalf of the appointor. Instrument appointing proxy to be in writing.

(B) Any corporation which is a Member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any Meeting of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

(C) Where a Member of the Company is an authorised nominee as defined under the Central Depositories Act, it may appoint not more than two proxies in respect of each securities account it holds with shares of the Company standing to the credit of the said securities account. Appointment of proxy by authorised nominee.

65. The instrument appointing a proxy, together with the power of attorney (if any) under which it is signed or a certified copy thereof, shall be deposited at the Office at least forty-eight hours before the time appointed for holding the Meeting or adjourned meeting at which the person named in such instrument proposes to vote; otherwise the person so named shall not be entitled to vote in respect thereof. Instrument appointing a proxy to be left at Company's Office

66. Any instrument appointing a proxy shall be in writing in the common form or any form approved by the Directors under the hand of the appointor or his attorney duly authorised in writing or in the case of a corporation under the hand of a duly authorised officer. Form of proxy.

DIRECTORS

67. The Company in General Meeting may, subject to the provisions of these Articles, from time to time appoint new Directors, and may increase or reduce the number of Directors in office, and may alter their qualifications. Until otherwise determined by a General Meeting, the number of Directors shall not be less than three and the maximum number shall be twelve. The first Directors shall be LEE LOY SENG, YEOH CHIN HIN, LIONEL EDGAR CHARLES LETTS, JAMES SWEE-LEEM ONG and TENGKU RAZALEIGH HAMZAH.

All the Directors of the Company shall be natural persons.

68. A Director shall not be required to hold any share in the Company. Director's qualification.

69. Any Director may from time to time and at any time appoint any person (not disapproved by a majority of the other Directors for the time being) to be an alternate Director of the Company, and may at any time remove the alternate Director so appointed by him from office. An alternate Director so appointed shall not be entitled to receive any remuneration from the Company, but shall be entitled (subject to his giving to the Company an address within Malaysia or the Republic of Singapore at which notices may be served on him) to receive notices of and attend all meetings of the Directors, and to vote as a Director at any such meeting at which the Director appointing him is not present, and generally in the absence of his appointor to perform all the functions of his appointor as a Director. An alternate Director may be removed from office by resolution of the Board, and shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director. All appointments and removals of alternate Directors made by any Director in pursuance of the provisions of this Article shall be in writing under the hand of the Director making the same and left at the office. Alternate Directors

70. The nomination of an alternate Director shall be valid if made by cable or telegram, provided that such nomination shall be confirmed within three months from the date of such cable or telegram by a written nomination complying with the above mentioned requirements, and any act done by the alternate Director nominated in such cable or telegram between the date thereof and the date of the receipt within the prescribed period by the Company of the written nomination shall be as valid and effectual as if such alternate Director had been duly appointed in the first instance, whether such written nomination shall be received by the Company within the prescribed period or not.

Directors' remuneration.

71. (A) The Directors shall be paid by way of remuneration for their services such fixed sum (not being a commission on or a percentage of profits or of turnover) as shall from time to time be determined by the Company in General Meeting, and such remuneration shall be divided among the Directors in such proportion and manner as the Directors may determine. Executive Directors shall be paid by way of remuneration for their services such fixed sum (not being a commission on or percentage of profits or of turnover) as shall from time to time be determined by the Board of Directors. The Directors' remuneration shall be deemed to accrue 'de die in diem'. In addition to such remuneration each Director shall be paid such fixed sum or allowances as may be determined by the Board and such reasonable travelling hotel and other expenses as he shall incur in attending meetings of the Directors or General Meetings or which he may otherwise incur on or about the business of the Company.

(B) If any Director, being willing, shall be called upon to render or to perform and shall render or perform extra or special services of any kind, or shall travel or reside abroad for any business or purposes of the Company, he shall be entitled to receive such sum as the Board may think fit for expenses, and also such remuneration as the Board thinks fit, and such remuneration may, as the Board shall determine, be either in addition to or in substitution for any other remuneration he may be entitled to receive (but shall not include a commission on or percentage of turnover), and the same shall be charged as part of the ordinary working expenses.

72. The remuneration for the services of the Directors shall not be increased except at a General Meeting convened by a notice specifying the intention to propose such increase.

Office of Director vacated in certain cases.

73. The office of a Director shall be vacated:-

(A) If a receiving order is made against him or he makes any arrangement or composition with his creditors;

(B) If he is found lunatic or becomes of unsound mind;

(C) If he absents himself from the meetings of Directors for a period of six months without special leave of absence from the other Directors, and they pass a resolution that he has by reason of such absence vacated his office;

(D) If he is removed by an ordinary resolution of the Company in General Meeting;

(E) If he is prohibited from being a Director by any order made under any provision of the Act;

(F) If by notice in writing given to the Company he resigns his office;

(G) If he becomes bankrupt; and

(H) If he is absent from more than 50% of the total Board of Directors' meetings held during a financial year save and except in circumstances where the Kuala Lumpur Stock Exchange has granted a waiver or exemption to such Director from complying with this requirement.

MANAGING DIRECTORS

74. (1) The Directors may, from time to time, appoint one or more of their body to be Managing Director(s) (which term shall be deemed to include the Group Chief Executive) and Executive Director(s) of the Company for a fixed term not exceeding three years at any one time with power to reappoint thereafter and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places.

Power to appoint Managing Director/s and Executive Director/s.

(2) A Managing Director or Executive Director shall, while he continues to hold that office, be subject to retirement by rotation, and he shall be reckoned as a Director for the purpose of determining the rotation or retirement of Directors or fixing the number of Directors to retire, and (subject to the provisions of any contract between him and the Company) he shall be subject to the same provisions as to resignation and removal as the other Directors of the Company, and he shall, ipso facto and immediately, cease to be a Managing Director or Executive Director if he ceases to hold the office of Director from any cause.

Managing Director or Executive Director subject to retirement by rotation.

(3) The remuneration of a Managing Director shall (subject to the provisions of any contract between him and the Company) from time to time be fixed by the Directors, and may be by way of fixed salary, or commission on dividends or profits of the Company or of any other company in which the Company is interested or by participation in any such profits or by any, or all of those modes, but shall not include a commission on or percentage of turnover.

Remuneration of Managing Director.

(4) A Managing Director shall be subject to the control of the Board of Directors. The Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these provisions by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such object and purposes and upon such terms and conditions, and with such restrictions as they think expedient; and may from time to time revoke, withdraw, alter, or vary all or any of such powers.

Powers of Managing Director.

POWERS AND DUTIES OF DIRECTORS

75. The management and control of the business and affairs of the Company shall be vested in the Directors who in addition to the power and authorities by these Articles or otherwise expressly conferred upon them may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the statutes expressly directed or required to be exercised or done by the Company in General Meeting but subject nevertheless to the provisions of the statutes and of these Articles and to any regulations not being inconsistent with these Articles from time to time made by the Company in General Meeting provided that no regulations so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. Provided further that any sale or disposal by the Directors of the Company's main undertaking shall be subject to ratification by the Members in General Meeting.

General powers of Company vested in Directors.

76. The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these regulations) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

Borrowing powers.

77. (A) The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertakings, property and uncalled capital and to issue debentures and other securities whether outright or as security (principal or collateral) for any debt liability or obligation of the Company or any third party. The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control (if any) exercisable by the Company in relation to its subsidiary companies (if any) so as to secure (as regards such subsidiaries so far as by such exercise as aforesaid they can secure) that the aggregate amount for the time being remaining undischarged of all monies borrowed by the Company and / or any of its subsidiaries (exclusive of monies outstanding in respect of borrowings by the Company from any such subsidiary or by any such subsidiary from another subsidiary or from the Company) shall not at any time without the previous sanction of the Company in General Meeting exceed the issued and paid up capital of the Company PROVIDED further that no lender or other person dealing with the Company shall be concerned to see or inquire whether such limit is observed and that no debt incurred or security given in excess of such limit shall be invalid or ineffectual except in the case of express notice to the lender or recipient of such security at the time when the debt was incurred or security given that the limit hereby imposed had been or was hereby exceeded.

Directors' pensions.

(B) The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director or former Director or to his widow or dependants or relations or connections and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Continuing Directors may act to fill vacancies or summon Meetings.

78. The continuing Directors may act at any time notwithstanding any vacancy in their body: Provided Always that in case the Directors shall at any time be reduced in number to less than the minimum number prescribed by or in accordance with these Articles, it shall be lawful for them to act as Directors for the purpose of filling up vacancies in their body, or of summoning a General Meeting of the Company, but not for any other purpose, except in an emergency.

Directors to comply with Act.

79. The Directors shall duly comply with the provisions of the Act, and particularly the provisions as to registration and keeping copies of mortgages and charges, keeping of the Register of Members, keeping a register of Directors and entering all necessary particulars therein, and sending a copy thereof or a notification of any changes therein to the Registrar of Companies, and sending to such Registrar an annual return, together with the certificates and the particulars required by the Act notices as to increase of capital, returns of allotments and contracts relating thereto, copies of resolutions and agreements, and other particulars connected with the above.

Declaration of interest.

80. (A) A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Act. Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any interest direct or indirect otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(B) A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters namely:-

(i) The giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiaries.

(ii) The giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security.

(iii) Any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof.

(iv) Any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever provided that he is not the holder of or beneficially interested in 1 per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances.)

(v) Any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes.

(C) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the proviso to paragraph (B) (iv) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(D) If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed.

(E) The Company may by Ordinary Resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

81. The Directors may procure the establishment and maintenance of or participate in or contribute to any non-contributory or contributory pension provident or superannuation fund or life assurance scheme for the benefit of, and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, benefits or emoluments to any persons (including Directors and other officers) who are or shall have been at any time in the employment or service of the Company or of any company which is a subsidiary of the Company or of the predecessors in business of the Company or of any such subsidiary company, or the wives, widows, families or dependants of any such persons. The Directors may also procure the establishment and subsidy of or subscription and support to any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interest and well-being of the Company or of any such other company as aforesaid or of its members and payment for or towards the insurance of any such persons as aforesaid, and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. Power to maintain Pension Fund.

PROCEEDINGS OF DIRECTORS

Quorum of meeting.

82. (A) The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Unless otherwise determined, a simple majority of the Directors shall be a quorum. If within half an hour from the time appointed for the holding of a meeting of Directors a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the Directors present shall be a quorum.

Voting and meeting of Directors.

(B) Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes the Chairman shall have a second or casting vote, providing that there are more than two Directors present competent to vote but not otherwise. Without limiting the discretion of the Directors to regulate their meetings, the Directors may, if they think fit, confer by radio, telephone, closed circuit television or other electronic means of audio or audio-visual communication. A resolution passed by such a conference shall, despite the fact that the Directors are not present together in one place at the time of conference, be deemed to have been passed at a meeting of the Directors held on the day on which and at the time at which (using Malaysian time) the conference was held. The provisions of these Articles relating to the proceedings of Directors apply to such conference so far as they are capable of application and with any necessary changes.

Director may call meeting of Board.

83. A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Directors.

Chairman of Directors.

84. The Directors shall elect a Chairman and may elect one or more Vice-Chairman from their number and the Directors may determine the period for which such Officers shall respectively hold office. The Chairman or in the absence of the Chairman the Vice-Chairman (if any) or in the event that there are more than one Vice-Chairman, the senior in appointment amongst them shall preside at the meeting of Directors. If no Officers are present within five minutes after the time appointed for holding of the meeting of the Directors, the Directors present shall choose one of their number to be Chairman of the meeting.

Power for Directors to appoint Committees.

85. (A) The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

Chairman of Committees.

(B) A Committee may elect a Chairman of its meetings. If no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be Chairman of the meeting.

Meetings of Committees.

86. A Committee may meet and adjourn as its members think proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in case of an equality of votes, the Chairman shall have a second or casting vote.

All acts done by Directors to be valid.

87. All acts bona fide done by any meeting of Directors, or of a committee of Directors or by any person acting as a Director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been fully appointed and was qualified to be a Director.

Minutes to be made and when signed by Chairman to be conclusive evidence.

88. The Directors shall cause proper minutes to be made of all General Meetings of the Company and also of all appointments of officers, and of the proceedings of all meetings of Directors and Committees and of the attendances thereat, and of all business transacted at such meeting; and any such minute of any meeting, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting, shall be conclusive evidence without any further proof of the facts therein stated.

89. (i) The Board may from time to time provide for the management of the affairs of the Company at home or abroad in such manner as they shall think fit, and the provisions contained in Article 89(ii) to (vi) below shall be without prejudice to the general powers conferred by this Article.

(ii) The Board from time to time and at any time may establish any local boards or agencies for managing any of the affairs of the Company at home or abroad, and may appoint any persons to be members of such local board or any managers or agents, and may fix their remuneration. All Directors of the Company shall be 'ipso facto' members of any such local boards or agencies when they are in the country where such local boards or agencies are established.

(iii) The Board may appoint any one of their own number, or any other person, to be Chairman of any local board, and may lay down such rules and regulations as they may think fit for the conduct of the business of any local board, and may revoke, annul or vary any such appointment, rules or regulations.

(iv) The Board from time to time, and at any time, may delegate to any Managing Director, local board, manager, or agent, any of the powers, authorities and discretions for the time being vested in the Board with regard to the conduct of the business of the Company (other than the power to make calls and to mortgage the Company's uncalled or unpaid capital), with power to sub-delegate, and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein, and to act notwithstanding vacancies.

(v) Any such appointment or delegation as aforesaid may be made on such terms and subject to such conditions as the Board may think fit, and subject to the terms of any contract between the Company and the person concerned, the Board may at any time remove any person so appointed and may by letter, telegram or cablegram annul or vary any such delegation, but no person dealing in good faith and without notice of such annulment or variation shall be affected thereby.

(vi) The Board may from time to time, and at any time, by power of attorney under the Seal appoint any person or persons to be attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions, and for such period and subject to such conditions as the Board may from time to time think fit, and any such appointment may (if the Board thinks fit) be made in favour of any of the Directors or of the members, or any one or more of the members of any local board established as aforesaid, or in favour of any company or of the members, directors, nominees, or managers of any company or firm, or otherwise in favour of any fluctuating body of persons whether nominated directly or indirectly by the Board, and any such powers of attorney may contain such provisions for the protection or convenience of persons dealing with such attorneys as the Board thinks fit. Any such attorneys as aforesaid may be authorised by the Board to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

90. (A) A resolution in writing signed or approved by letter or telegram by all the Directors who may at the time be present in Malaysia or the Republic of Singapore, being not less than are sufficient to form a quorum, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted; provided that where a Director is not so present but has an alternate who is so present, then such resolution must also be signed by such alternate. All such resolution shall be described as "Directors' Resolutions" and shall be forwarded or otherwise delivered to the Secretary without delay, and shall be recorded by him in the Company's Minute Book and submitted for confirmation at a meeting of the Board next following the receipt thereof by him. A Directors' Resolution shall be inoperative if it shall purport to authorise or to do any act which a meeting of the Board has decided shall not be authorised or done, until confirmed by meeting of the Board. Resolution by circulation.

Secretary. (B) The Secretary shall be appointed by the Directors for such time at such remuneration and upon such conditions as they may think fit, and any Secretary so appointed may be removed by them. The Directors may from time to time, by resolution appoint an assistant or deputy Secretary.

Rotation and retirement of Directors. 91. (A) An election of Directors shall take place each year. At the Annual General Meeting in every year one-third of the Directors for the time being, or if their number is not a multiple of three, then the number nearest to one-third, shall retire from office. PROVIDED ALWAYS that all Directors shall retire from the office once at least in each three (3) years. A retiring Director shall be eligible for re-election.

Which Directors to retire. (B) The Directors to retire in every year shall be those who have been longest in office since their appointment or last election but as between persons who became Directors on the same day, those to retire shall (unless they otherwise agree amongst themselves) be determined by lot.

Filling of vacancy. (C) The Company at the Meeting at which a Director retires as aforesaid may fill the vacated office by electing a person thereto, and in default the retiring Director shall be deemed to have been re-elected, unless at such Meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the Meeting and lost.

Nomination of Director. (D) No person other than a retiring Director shall unless recommended by the Directors for election be eligible for election to the office of Director at any Annual General Meeting unless some Member intending to propose him has at least eleven clear days before the Meeting left at the Office a notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such Member to propose him. PROVIDED THAT in the case of a person recommended by the Directors for election nine clear days' notice only shall be necessary. Notice of each and every candidature shall at least seven days previously to the Meeting at which the election is to take place be served on the Members.

Directors' power to fill casual vacancy and make additional appointment. (E) The Directors shall have power at any time, and from time to time, to appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the maximum number fixed by or in accordance with these Articles. Any Director so appointed shall hold office only until the next following Annual General Meeting, and shall then be eligible for re-election but shall not be taken into account in determining the retirement of Directors by rotation at such Meeting.

THE SEAL

Seal to be affixed by authority of resolution of Board and in the presence of one Director and Secretary. 92. (A) Subject as provided in Article 10 with respect to certificates the Seal shall not be affixed to any instrument except by authority of a resolution of the Board of Directors, and in the presence of at least one Director and of the Secretary or such other person as the Directors may appoint for the purpose and such Director and the Secretary or other person as aforesaid shall sign every instrument to which the Seal shall be affixed in their presence, and in favour of any person bona fide dealing with the Company such signatures shall be conclusive evidence of the fact that the Seal has been properly affixed.

(B) The Company may exercise the powers conferred by the Act with regard to having an official seal for use abroad, and such powers shall be vested in the Directors. The Company may also have a 'Share Seal' pursuant to Section 101 of the Act. Powers to have a seal for use abroad.

DIVIDENDS AND RESERVE FUND

93. Subject to any preferential or other special rights for the time being attached to any special class of shares, the profits of the Company which it shall from time to time be determined to distribute by way of dividend shall be applied in payment of dividends upon the shares of the Company in proportion to the amounts paid up or credited as paid up thereon respectively, otherwise than in advance of calls. Application of profits.

94. The Directors may, with the sanction of a General Meeting from time to time declare dividends but no such dividend shall be payable except out of the profits of the Company. The Directors may, if they think fit, from time to time declare and pay to the Members such interim dividends as appear to them to be justified by the position of the Company, and may also from time to time, if in their opinion such payment is so justified, pay any preferential dividends which by the terms of issue of any shares are made payable on fixed dates. No higher dividend shall be paid than is recommended by the Directors, and the declaration of the Directors as to the amount of the net profits shall be conclusive. Declaration of dividends.

95. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve fund or reserve funds, which shall at the discretion of the Directors be applicable for meeting contingencies, or for repairing or maintaining any works connected with the business of the Company, or shall, as to the whole or in part, be applicable for equalising dividends, or for distribution by way of special dividend or bonus, or for such other purposes for which the profits of the Company may lawfully be applied as the Directors may think expedient in the interests of the Company, and pending such application the Directors may employ the sums from time to time so set apart as aforesaid in the business of the Company or invest the same in such securities, other than the shares of the Company, as they may select. The Directors may also from time to time carry forward such sums as they may deem expedient in the interest of the Company. Directors may form reserve fund and invest.

96. Any General Meeting declaring a dividend may direct payment of such dividend wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of any other company, or in any one or more of such ways, and the Board shall give effect to such resolution, and where any difficulty arises in regard to the distribution they may settle the same as they think expedient, and in particular may issue fractional certificates and may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees upon such trusts for the persons entitled to the dividends as may seem expedient to the Board.

97. The Directors shall be at liberty to invest any sums carried to any reserve account or accounts upon such investment as they think fit, other than shares of the Company, and from time to time deal with and vary such investments and dispose of all or any part thereof for the benefit of the Company (save as hereinbefore provided) and to divide the ordinary reserve account or accounts into such special accounts as they think fit with full power to employ the assets constituting the ordinary reserve account or accounts in the business of the Company.

98. Every dividend warrant may, unless otherwise directed, be sent by post to the last registered address of the Member entitled thereto, and the receipt of the person whose name at the date of the declaration of the dividend appears on the Register of Members or the Record of Depositors as the owner of any share, or, in the case of joint holders, of any one of such joint holders, shall be a good discharge to the Company for all payments made in respect of such share. No unpaid dividend or interest shall bear interest as against the Company. Dividend warrants to be sent to Members by post.

CAPITALISATION OF RESERVES, ETC.

99. The Company in General Meeting may at any time and from time to time pass a resolution that any sum not required for the payment or provision of any fixed preferential dividend, and (A) being any part of the undivided profits in the hands of the Company or (B) for the time being standing to the credit of any reserve fund or reserve account of the Company, including premiums received on the issue of any shares or debentures of the Company, and/or accretion to capital accruing on sale or shown by a valuation or revaluation of any property or assets of the Company, be capitalised, and that such sum be appropriated as capital to and amongst the ordinary shareholders in the proportions in which they would have been entitled thereto if the same had been distributed by way of dividend on the ordinary shares, and in such manner as the resolution may direct, and such resolution shall be effective, and the Directors shall in accordance with such resolution apply such sum in paying up in full any unissued shares or debentures of the Company on behalf of the ordinary shareholders aforesaid, and appropriate such shares or debentures and distribute the same credited as fully paid up to and amongst such shareholders in the proportions aforesaid in satisfaction of the shares and interests of such shareholders in the said capitalised sum or shall apply such sum or any part thereof on behalf of the shareholders aforesaid in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any issued ordinary shares held by such shareholders or otherwise deal with such sum as directed by such resolution. Where any difficulty arises in respect of any such distribution, the Directors may settle the same as they think expedient, and in particular they may issue fractional certificates, fix the value for distribution of any fully paid-up shares or debentures, make cash payments to any shareholders on the footing of the value so fixed in order to adjust rights, and vest any such shares or debentures in trustees upon such trusts for the persons entitled to share in the appropriation and distribution as may seem just and expedient to the Directors. When deemed requisite a proper contract for the allotment and acceptance of any shares to be distributed as aforesaid shall be delivered to the Registrar of Companies for registration in accordance with the Act and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the appropriation and distribution and such appointment shall be effective.

ACCOUNTS

Accounts to be kept.

100. The Directors shall cause proper accounts to be kept:-

(A) Of the assets and liabilities of the Company.

(B) Of all sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place.

(C) Of all sales and purchases of goods by the Company.

Book to be kept at registered office.

The books of account shall be kept at the Office, or at such other place as the Directors shall think fit, and shall always be open to the inspection of the Directors.

Accounts and Books may be inspected by Members.

101. The Directors shall from time to time determine whether, in any particular case or class of cases, or generally, and to what extent, and at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of Members, and no Member (not being a Director) shall have any rights of inspecting any account or document of the Company, except as conferred by the Act or authorised by the Directors or by a resolution of the Company in General Meeting.

102. The Directors shall at some date not later than 18 months after the incorporation of the Company and subsequently once at least in every calendar year shall at intervals of not more than fifteen months lay before the Company in Annual General Meeting a duly audited profit and loss account for the period since the preceding account, or (in the case of the first account) since the incorporation of the Company, made up to a date not more than six months before such Meeting. A duly audited balance sheet shall also be made out in every year as at the date to which the profit and loss account is made up, and shall be laid before the Company in Annual General Meeting. The said account and balance sheet shall be accompanied by such reports and documents and shall contain such particulars as are prescribed by the Act and the Directors shall in their report state the amount which they recommend to be paid by way of dividend, and the amount (if any) which they propose to carry to any reserve fund. A copy of every profit and loss account and balance sheet including every document required by law to be attached thereto shall be sent to all persons entitled to receive notice of such Meeting as required by the Act at least twenty-one days previous to the General Meeting. The requisite number of copies of each such document shall also be sent to each Stock Exchange upon which the Company's shares are listed.

Profit and loss account to be made up and laid before Company.

102A The interval between the close of a financial year of the Company and the issue of the annual audited accounts, the Directors' and Auditors' Reports, shall not exceed 4 months.

Presentation of Accounts.

AUDIT

103. Once at least in every year the accounts of the Company shall be examined, and the correctness of the profit and loss account and balance sheet ascertained by one or more Auditor or Auditors, and the provisions of the Act and any modification or re-enactment thereof for the time being in force in regard to audit and Auditors shall be observed.

Accounts to be audited.

103A. The Company shall be entitled to destroy all instruments of transfer which shall have been registered at any time after the expiration of six years from the date of registration thereof, and all share certificates and dividend warrants which have been cancelled or have ceased to have effect at any time after the expiration of one year from the date of cancellation or cessation thereof, and all notifications of change of name or address after the expiration of one year from the date they were recorded, and in favour of the Company it shall conclusively be presumed that every entry in the Register of Members which purports to have been made on the basic of an instrument of transfer or other document so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided that:

(i) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice that the preservation of such document was relevant to a claim;

(ii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company but for the provisions of this Article; and

(iii) references in this Article to the destruction of any document include references to its disposal in any manner.

Service of notices by Company.

104. A notice or any other document may be served by the Company upon any Member either personally or by sending it through the post in a prepaid letter addressed to such Member at his registered address as appearing in the Register of Members or the Record of Depositors.

How joint holders of shares may be served.

105. All notices directed to be given to the Members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

Members abroad not entitled to notices unless they give address.

106. Any Member described in the Register of Members or the Record of Depositors by an address not within Malaysia or the Republic of Singapore or the United Kingdom, who shall from time to time give the Company an address within Malaysia or the Republic of Singapore or the United Kingdom at which notices may be served upon him, shall be entitled to have served upon him at such address any notice to which he would be entitled under these Articles, but, save as aforesaid, only Members described in the Register of Members or the Record of Depositors by an address within Malaysia or the Republic of Singapore or the United Kingdom shall be entitled to receive any notice from the Company.

Notice in case of death or bankruptcy.

107. A notice may be given by the Company to the persons entitled to any share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name or by the title or representatives or trustees of such deceased or bankrupt Member, at the address (if any) in Malaysia or the Republic of Singapore or the United Kingdom supplied for the purpose by such persons as aforesaid, or (until such an address has been supplied) by giving the notice in the manner in which the same would have been given if the death or bankruptcy had not occurred.

When service effected.

108. Any notice or other document, if served or sent by post, shall be deemed to have been served or delivered at the time when the letter containing the same is put into the post, and in proving such service or sending it shall be sufficient to prove that the letter containing the notice or document was properly addressed and put into the post office as a pre-paid letter.

WINDING UP

Distribution of assets in specie.

109. If the Company shall be wound up, the Liquidators may, with the sanction of a Special Resolution, divide among the Members in specie any part of the assets of the Company and any such division may be otherwise than in accordance with the existing right of the Members, but so that if any division is resolved on otherwise than in accordance with such rights the Members shall have the same rights of dissent and consequential rights as if such resolution were a Special Resolution passed pursuant to the Act. A Special Resolution sanctioning a transfer or sale to another company duly passed pursuant to the Act may in like manner authorise the distribution of any shares or other consideration receivable by the Liquidators amongst the Members otherwise than in accordance with their existing rights, and any such determination shall be binding upon all the Members, subject to the right of dissent and consequential rights conferred by the Act.

110. In the event of there being a sale of all or any of the Company's assets on a voluntary liquidation of the Company no commission or fees or other remuneration shall be payable to any Director or Liquidator in respect of any such sale on liquidation unless the payment thereof shall have been approved by the shareholders by resolution at a General Meeting. Specific notice of any such proposed payment and the amount thereof shall be given to the shareholders in the notice convening the Meeting at which such proposed payment is to be considered and such notice shall be given not less than seven days before the Meeting is to be held.

INDEMNITY

111. Every Director or officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities (including any such liability as is mentioned in the Act), which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no such Director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But this Article shall only have effect in so far as its provisions are not avoided by the Act.

LISTING REQUIREMENTS

112. (A) Notwithstanding anything contained in these Articles, if the Listing Requirements prohibit an act being done, the act shall not be done. Effect of the Listing Requirements.

(B) Nothing contained in these Articles prevents an act being done that the Listing Requirements require to be done.

(C) If the Listing Requirements require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(D) If the Listing Requirements require these Articles to contain a provision and they do not contain such a provision, these Articles are deemed to contain that provision.

(E) If the Listing Requirements require these Articles not to contain a provision and they contain such a provision, these Articles are deemed not to contain that provision.

(F) If any provision of these Articles is or becomes inconsistent with the Listing Requirements, these Articles are deemed not to contain that provision to the extent of the inconsistency.

Names, Addresses and Description of Subscribers

LEE LOY SENG, J.P.,

11, Jalan Gopeng,

Ipoh, Perak. *Company Director*

YEOH CHIN HIN,

80, Jalan Gopeng,

Ipoh, Perak. *Company Director*

Dated this 4th day of July, 1973

Witness to the above Signatures:-

CHAN HUA ENG
Advocate & Solicitor,
No. 2, Benteng,
Kuala Lumpur

DETAILS OF THE SUBSTANTIVE AMENDMENTS

1. The following definitions contained in **Article 2** of the Articles of Association be amended as highlighted as follows:

Definitions.

The Act	-	Existing: The Companies Act, 1965 and every other Act for the time being in force concerning ~~joint stock~~ companies and affecting the Company. New: The Companies Act, 1965 and every other Act **and any statutory modifications, amendments or re-enactment thereof** for the time being in force concerning companies and affecting the Company.
Central Depositories Act	-	Existing: Securities Industry (Central Depositories) Act, 1991. New: The Securities Industry (Central Depositories) Act, 1991 **and any statutory modifications, amendments or re-enactment thereof.**
Deposited Security	-	Existing: A security standing to the credit of a securities account and include securities in a securities account that is in suspense. New: A security standing to the credit of a securities account **of the Depositor subject to the provisions of the Central Depositories Act and the Rules** and include securities in a securities account that is in suspense.
Rules	-	Existing: The Rules of the Central Depository. New: The Rules of the Central Depository **and any modifications or amendments thereof**.
Securities Account	-	Existing: An account established by a Central Depository for a Depositor for the recording of deposit or withdrawal of securities and for dealing in such securities by the depositor. New: An account established by the Central Depository for a Depositor for the recording of deposit or withdrawal of securities and for dealing in such securities by the Depositor, **as defined in the Central Depositories Act and/or Rules**.

2. The following **new definitions** be inserted to existing **Article 2**:

Approved Market Place	-	**A Stock Exchange which is specified to be an approved market place in the Securities Industry (Central Depositories)(Exemption)(No. 2) Order 1998 as may be amended, modified or altered from time to time.**
Authorised Nominee	-	**A person who is authorised and act as nominee as specified under the Rules.**
Listing Requirements	-	**Listing Requirements of Kuala Lumpur Stock Exchange including any amendments or modifications to the same that may be made from time to time.**
Register of Members	-	**The Register of Members of the Company to be kept pursuant to the Act and unless otherwise expressly stated to the contrary, includes the Record of Depositors.**

3. Existing **Article 3A** be deleted in its entirety and substituted by the following new Article 3A:

<u>Existing Article 3A</u>:
Subject to the provisions of the Act and other applicable laws, regulations and guidelines, the Company may purchase its own shares ~~and/or give financial assistance to any person for the purpose of purchasing its shares~~ on such terms and conditions as the Directors may deem fit in the interests of the Company.

<u>New Article 3A</u>:

Share buy-back.

Subject to the provisions of the Act and other applicable laws, regulations and guidelines, the Company may purchase its own shares on such terms and conditions as the Directors may deem fit in the interests of the Company **and thereafter to deal with the shares purchased in accordance with the provisions of the Act and any rules, regulations and guidelines thereunder or issued by the Kuala Lumpur Stock Exchange and any other relevant authorities in respect thereof.**

4. Existing **Article 5** be amended:

(i) by inserting the following words "Provided always that a Director not holding office in an executive capacity may participate in an issue of shares pursuant to a public issue or public offer" at the end of existing Article 5(a); and

(ii) by inserting the following new Article 5(c) and Article 5(d) immediately after the existing Article 5(b),

to read as follows:

Amended Article 5:

Restrictions in shares Allotments.

Article 4 shall be subject to the following restrictions, that is to say:-

(a) No Director shall participate in an issue of shares to employees of the Company unless the shareholders in General Meeting have approved of the specific allotment to be made to such Director and unless he holds office in the Company in an executive capacity. **Provided always that a Director not holding office in an executive capacity may participate in an issue of shares pursuant to a public issue or public offer.**

(b) No issue of preferred shares shall be made which would result in the total nominal value of issued preferred shares exceeding the total nominal value of the issued ordinary shares at the time of such issue.

(c) The Company shall not unless with the consent of the existing preference shareholders at a class meeting issue further preference capital ranking in priority above preference shares already issued but may issue preference shares ranking equally therewith.

(d) The rights attaching to shares of a class other than ordinary shares shall be clearly expressed in the resolution creating the same.

5. The following **new Article 5A** be inserted immediately after the new Article 5(d):

New Article 5A:

Rights of preference shareholders.

(A) The holder of a preference share must be entitled to a right to vote in each of the following circumstances:-

(a) when the dividend or part of the dividend on the share is in arrears for more than 6 months;

(b) on a proposal to reduce the Company's share capital;

(c) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

(d) on a proposal that affects rights attached to the share;

(e) on a proposal to wind up the Company; and

(f) during the winding up of the Company.

(B) **The holder of a preference share must be entitled to a return of capital in preference to holders of ordinary shares when the Company is wound up.**

(C) **A holder of a preference share must be entitled to the same rights as a holder of an ordinary share in relation to receiving notices, reports and audited accounts, and attending meetings.**

6. Existing **Article 14** be amended by amending the word "in" in line 3 to "if" and the word "assigns" in line 5 to "assignees", to read as follows:

Amended Article 14:

Application of proceeds of sale.

The net proceeds of any such sale shall be applied in or towards satisfaction of the amount due to the Company, or of the liability or engagement, as the case may be, and the balance (~~in~~ if any) shall be paid to the Member or the person (if any) entitled by transmission to the shares so sold or to his executors, administrators or assignees or as he may direct.

7. Existing **Article 24** be deleted in its entirety and substituted by the following new Article 24:

Existing Article 24:

Transfer in writing and to be left at Office.

Subject to the restrictions of these Articles, the Central Depositories Act and the Rules (with respect to transfer of Deposited Security), any Member may transfer all or any of his shares but every transfer must be in writing in any usual or common form prescribed and approved by the Kuala Lumpur Stock Exchange and must be left at the Office or such other place as the Directors may prescribe accompanied by the certificate of the shares to be transferred and such other evidence (if any) as the Directors may require to prove the title of the intending transferor.

New Article 24:

Mode of transfer.

Subject to the restrictions of these Articles, the Central Depositories Act and the Rules (with respect to transfer of Deposited Security):

(a) In respect of shares listed on the Kuala Lumpur Stock Exchange, any Member may transfer all or any of his shares by the form prescribed under the Rules and the other applicable laws/guidelines. The transfer of any shares of the Company, shall be by way of book entry by the Central Depository in accordance with the Rules and, notwithstanding Sections 103 and 104 of the Act, but subject to Subsection 107C(2) of the Act and any exemption that may be made from compliance with Subsection 107C(1) of the Act, the Company shall be precluded from registering and effecting any transfer of the shares.

(b) In respect of shares listed on the London Stock Exchange, any Member may transfer all or any of his shares but every transfer must be in writing in any usual or common form prescribed and approved by the London Stock Exchange and must be left at the office or such other place as the Directors may prescribe accompanied by the certificate of the shares to be transferred and such other evidence (if any) as the Directors may require to prove the title of the intending transferor.

8. Existing **Article 27(4)** be amended:

(i) by deleting the words "Ringgit Three (RM3.00) for each transfer or such other" in line 1 and to replace the words "the Kuala Lumpur Stock Exchange or" in line 2 with the words "law and/or by rules, regulations and/or orders of"; and

(ii) by inserting the word "the" immediately before the word "sum" in line 2,

to read as follows:

Amended Article 27(4):

Transfer fees.

Such fee, not exceeding ~~Ringgit Three (RM3.00) for each transfer or such other~~ **the** sum as may be permitted by ~~the Kuala Lumpur Stock Exchange or~~ law and/or by rules, regulations and/or orders of any Stock Exchange on which the shares of the Company are listed as the Directors may from time to time determine, may be charged for registration of a transfer.

9. Existing **Article 28** be amended:

(i) by deleting the words "eighteen (18)" in line 3 and inserting therefor the words "twelve (12) clear";

(ii) by inserting the words "and to the Central Depository in accordance with the Rules to prepare the appropriate Record of Depositors" immediately after the word "Exchange" in line 5; and

(iii) by deleting the last sentence "At least three (3) market days prior notice shall be given to the Central Depository to enable the Central Depository to prepare the appropriate Record of Depositors provided that where the Record of Depositors is required in respect of corporate action, at least seven (7) market days prior notice shall be given to the Central Depository",

to read as follows:

Amended Article 28:

Suspension of registration.

The registration of transfers may be suspended at such time and for such periods as the Directors may from time to time determine not exceeding in the whole thirty (30) days in any year. At least ~~eighteen (18)~~ **twelve (12) clear** market days' notice of intention to close the said register shall be published in a daily newspaper circulating in Malaysia and shall also be given to the Kuala Lumpur Stock Exchange **and to the Central Depository in accordance with the Rules to prepare the appropriate Record of Depositors**. The said notice shall state the purpose or purposes for which the register is being closed.

10. The following **new Article 29A** be inserted immediately after the existing Article 29:

New Article 29A:

(A) Where:-

Transmission of shares from Foreign Register.

(a) the shares of the Company are listed on an Approved Market Place; and

(b) the Company is exempted from compliance with Section 14 of the Central Depositories Act or Section 29 of the Securities Industry (Central Depositories) (Amendment) Act 1998, as the case may be, under the Rules in respect of such shares,

the Company shall, upon request of a Member, permit a transmission of shares held by such Member from the Register of Members maintained by the registrar of the Company in the jurisdiction of the Approved Market Place (hereinafter refered to as "the Foreign Register"), to the Register of Members maintained by the registrar of the Company in Malaysia (hereinafter referred to as "the Malaysian Register") provided that there shall be no change in the ownership of such shares.

(B) For the avoidance of doubt, if the Company fulfils the requirements of Sub-Articles (A)(a) and (A)(b) above the Company shall not allow any transmission of shares from the Malaysian Register into the Foreign Register.

11. Existing **Article 49(1)** be amended by inserting the words "or where it is an Annual General Meeting," immediately after the word "resolution" in line 1, to read as follows:

Amended Article 49(1):

Notice of Meetings.

A Meeting called for the passing of a special resolution **or where it is an Annual General Meeting,** shall be called by twenty-one days' notice in writing at the least. Any other Meeting of the Company shall be called by fourteen days' notice in writing at the least.

Provided that a Meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this Article, be deemed to have been duly called if it is so agreed by all the Members entitled to attend and vote at such Meeting.

12. Existing **Article 49(2)** be amended by inserting the words "or 21 days' notice in the case where any special resolution is proposed or where it is an Annual General Meeting, of every such meeting" immediately after the word "notice" in line 6, to read as follows:

Amended Article 49(2):

Notice to specify time and business.

The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given and shall specify the place, the day and the hour of Meeting. Any notice of a Meeting called to consider special business shall be accompanied by a statement of the general nature of the business and the effect of any proposed resolution in respect of such special business. In addition 14 days' notice **or 21 days' notice in the case where any special resolution is proposed or where it is an Annual General Meeting, of every such Meeting** shall be given by advertisement in the daily press and in writing to each Stock Exchange upon which the Company is listed.

13. Existing **Article 49(8)(A)** be deleted in its entirety and substituted by the following new Article 49(8)(A):

Existing Article 49(8)(A):
The Company shall by written request made in duplicate in the prescribed form, request the Central Depository at least three (3) market days prior to and not including the date of the notice of the general meeting, to prepare the Record of Depositors to whom notices of general meetings shall be given by the Company.

Record of Depositors for notices.

New Article 49(8)(A):
The Company shall request the Central Depository **in accordance with the Rules,** to **issue a** Record of Depositors to whom notices of General Meetings shall be given by the Company.

14. Existing **Article 49(8)(B)** be deleted in its entirety and substituted by the following new Article 49(8)(B):

Existing Article 49(8)(B):
The Company shall inform the Central Depository of the dates of general meetings and shall in written request made in duplicate in the prescribed form, request the Central Depository at least three (3) market days prior to and not including the date of the general meeting, to prepare the Record of Depositors. The General Meeting Record of Depositors shall be the final record of all depositors who shall be deemed to be the registered holders of shares of the Company eligible to be present and vote at such meetings.

Record of Depositors for General Meetings.

New Article 49(8)(B):
The Company shall request the Central Depository **in accordance with the Rules,** to **issue a** Record of Depositors, as at a date not less than three (3) market days before the General Meetings **(hereinafter referred to as "the General Meeting Record of Depositors").**

15. The following **new Article 49(8)(C)** be inserted immediately after the new Article 49(8)(B):

New Article 49(8)(C):
Subject to the Securities Industry (Central Depositories) (Foreign Ownership) Regulations 1996 (where applicable), a Depositor shall not be regarded as a Member entitled to attend any General Meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.

16. Existing **Article 52** be amended by deleting the word "form" in line 5 and inserting therefor the word "from", to read as follows:

If quorum not present Meeting adjourned or dissolved.

Amended Article 52:
If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, if convened on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place, and if at such adjourned meeting a quorum is not present within half an hour ~~form~~ **from** the time appointed for holding the meeting, the Members present shall be a quorum.

17. The following **new Article 63A** be inserted immediately after the existing Article 63:

New Article 63A:

Voting rights of shares of different monetary denominations.

Where the capital of the Company consists of shares of different monetary denominations, voting rights shall be prescribed in such a manner that a unit of capital in each class, when reduced to a common denominator, shall carry the same voting power when such right is exercisable.

18. The following **new Article 64(C)** be inserted immediately after the existing Article 64(B):

New Article 64(C):

Appointment of proxy by authorised nominee.

Where a Member of the Company is an authorised nominee as defined under the Central Depositories Act, it may appoint not more than two proxies in respect of each securities account it holds with shares of the Company standing to the credit of the said securities account.

19. Existing **Article 71(A)** be amended:-

(i) by deleting the words "The Chairman being an Executive Director and any other" in lines 5 and 6;

(ii) by deleting the words "and such remuneration shall be divided among the Directors in such proportions and manner as the Directors may determine" in lines 9 and 10;

(iii) by deleting the words "The Chairman's and" and "and additional remuneration as aforesaid" in lines 10 and 11; and

(iv) by inserting the words "such fixed sum or allowances as may be determined by the Board and" immediately after the word "paid" in line 13,

to read as follows:

Amended Article 71(A):

Directors' remuneration.

The Directors shall be paid by way of remuneration for their services such fixed sum (not being a commission on or a percentage of profits or of turnover) as shall from time to time be determined by the Company in General Meeting, and such remuneration shall be divided among the Directors in such proportion and manner as the Directors may determine. Executive Directors shall be paid by way of remuneration for their services such fixed sum (not being a commission on or percentage of profits or of turnover) as shall from time to time be determined by the Board of Directors. The Directors' remuneration shall be deemed to accrue 'de die in diem'. In addition to such remuneration each Director shall be paid **such fixed sum or allowances as may be determined by the Board** and such reasonable travelling hotel and other expenses as he shall incur in attending meetings of the Directors or General Meetings or which he may otherwise incur on or about the business of the Company.

20. Existing **Article 72** be amended by inserting the words "for the services" immediately before the words "of the Directors" in line 1, to read as follows:-

Amended Article 72:
The remuneration **for the services** of the Directors shall not be increased except at a General Meeting convened by a notice specifying the intention to propose such increase.

21. Existing **Article 73** be amended by inserting new Sub-Articles (G) and (H), to read as follows:-

Amended Article 73:

Office of Directors vacated in certain cases.

The office of a Director shall be vacated:-

(A) If a receiving order is made against him or he makes any arrangement or composition with his creditors;

(B) If he is found lunatic or becomes of unsound mind;

(C) If he absents himself from the meetings of Directors for a period of six months without special leave of absence from the other Directors, and they pass a resolution that he has by reason of such absence vacated his office;

(D) If he is removed by an ordinary resolution of the Company in General Meeting;

(E) If he is prohibited from being a Director by any order made under any provision of the Act;

(F) If by notice in writing given to the Company he resigns his office;

(G) If he becomes bankrupt;

(H) If he is absent from more than 50% of the total Board of Directors' meetings held during a financial year save and except in circumstances where the Kuala Lumpur Stock Exchange has granted a waiver or exemption to such Director from complying with this requirement.

22. Existing **Article 74(1)** be amended:

(i) by deleting the words "or Managing Directors" in line 2 and substituted therefor the words "(which term shall be deemed to include the Group Chief Executive) and Executive Directors"; and

(ii) by replacing the word "five" in line 3 with the word "three",

to read as follows:

Power to appoint Managing Director/s and Executive Director/s

Amended Article 74(1):

The Directors may, from time to time, appoint one or more of their body to be Managing Director(s) (which term shall be deemed to include the Group Chief Executive) and Executive Directors of the Company for a fixed term not exceeding ~~five~~ **three** years at any one time with power to reappoint thereafter and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places.

23. Existing **Article 74(2)** be amended:

(i) by inserting the words "or Executive Director" immediately after the words "Managing Director" in lines 1 and 7 and in the caption;

(ii) by deleting the words "not" in line 1;

(iii) by deleting the word "not" after the word "shall" in line 2 and in the caption; and

(iv) by deleting the word "but" in line 4 and inserting therefor the word "and",

to read as follows:

Managing Director or Executive Director subject to retirement by rotation.

Amended Article 74(2):

A Managing Director **or Executive Director** shall ~~not~~, while he continues to hold that office, be subject to retirement by rotation, and he shall ~~not~~ be reckoned as a Director for the purpose of determining the rotation or retirement of Directors or fixing the number of Directors to retire, ~~but~~ and (subject to the provisions of any contract between him and the Company) he shall be subject to the same provisions as to resignation and removal as the other Directors of the Company, and he shall, ipso facto and immediately, cease to be a Managing Director or Executive Director if he ceases to hold the office of Director from any cause.

24. Existing **Article 74(4)** be amended by inserting the sentence "A Managing Director shall be subject to the control of the Board of Directors." immediately the before the words "The Directors" in line 1, to read as follows:

Powers of Managing Director.

Amended Article 74(4):

A Managing Director shall be subject to the control of the Board of Directors. The Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these provisions by the Directors as they may think fit, and may confer such powers for such time, and to be exercised for such object and purposes and upon such terms and conditions, and with such restrictions as they think expedient; and may from time to time revoke, withdraw, alter, or vary all or any of such powers.

25. Existing **Article 78** be amended by replacing the "fullstop" at the end of the Article with a "comma" and inserting the words "except in an emergency" immediately after the comma, to read as follows:

Continuing Directors may act to fill vacancies or summon Meetings.

Amended Article 78:

The continuing Directors may act at any time notwithstanding any vacancy in their body: Provided Always that in case the Directors shall at any time be reduced in number to less than the minimum number prescribed by or in accordance with these Articles, it shall be lawful for them to act as Directors for the purpose of filling up vacancies in their body, or of summoning a General Meeting of the Company, but not for any other purpose, **except in an emergency**.

26. Existing **Article 80(A)** be amended by deleting the word "material" in line 5, to read as follows:

Declaration of interests.

Amended Article 80(A):

A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Act. Save as herein provided, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any ~~material~~ interest direct or indirect otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

27. Existing **Article 82** be amended by deleting in its entirety and substituted by the following new Articles 82(A) and 82(B):

Meeting of Directors.

Existing Article 82:

The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Unless otherwise determined, two shall be a quorum. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes the Chairman shall have a second or casting vote, providing that there are more than two Directors present competent to vote but not otherwise.

Quorum of Meeting.

New Article 82(A):

The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Unless otherwise determined, a simple majority of the Directors shall be a quorum. If within half an hour from the time appointed for the holding of a meeting of Directors a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the Directors present shall be a quorum.

Voting and Meeting of Directors.

New Article 82(B)

Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes the Chairman shall have a second or casting vote, providing that there are more than two Directors present competent to vote but not otherwise. Without limiting the discretion of the Directors to regulate their meetings, the Directors may, if they think fit, confer by radio, telephone, closed circuit television or other electronic means of audio or audio-visual communication. A resolution passed by such a conference shall, despite the fact that the Directors are not present together in one place at the time of conference, be deemed to have been passed at a meeting of the Directors held on the day on which and at the time at which (using Malaysian time) the conference was held. The provisions of these Articles relating to the proceedings of Directors apply to such conference so far as they are capable of application and with any necessary changes.

28. Existing **Article 89(i)** be amended by replacing the words "the five next following Articles" in line 3 with the words "Article 89(ii) to (vi) below", to read as follows:

Amended Article 89(i):

(i) The Board may from time to time provide for the management of the affairs of the Company at home or abroad in such manner as they shall think fit, and the provisions contained in ~~the five next following Articles~~ **Article 89(ii) to (vi) below** shall be without prejudice to the general powers conferred by this Article.

29. Existing **Article 91(A)** be amended as follows:

(i) by inserting the sentence "An election of Directors shall take place each year." immediately before the word "At" in line 1; and

(ii) by inserting the words "PROVIDED ALWAYS that all Directors shall retire from the office once at least in each three (3) years." immediately before the word "A" in line 3,

to read as follows:

Rotation and retirement of Directors.

Amended Article 91(A):

An election of Directors shall take place each year. At the Annual General Meeting in every year one-third of the Directors for the time being, or if their number is not a multiple of three, then the number nearest to one-third, shall retire from office. **PROVIDED ALWAYS that all Directors shall retire from the office once at least in each three (3) years**. A retiring Director shall be eligible for re-election.

30. The following **new Article 102A** be inserted immediately after existing Article 102:

Presentation of Accounts.

New Article 102A:

The interval between the close of a financial year of the Company and the issue of the annual audited accounts, the Directors' and Auditors' Reports, shall not exceed 4 months.

31. Existing **Article 110** be amended:-

(i) by deleting the words "be ratified" in line 4 and inserting therefor the words "have been approved";

(ii) by replacing the word "an" in line 4 with the word "a"; and
(iii) by deleting the word "extraordinary" in line 5,

to read as follows:

<u>Amended Article 110</u>:
In the event of there being a sale of all or any of the Company's assets on a voluntary liquidation of the Company no commission or fees or other remuneration shall be payable to any Director or Liquidator in respect of any such sale on liquidation unless the payment thereof shall ~~be ratified~~ **have been approved** by the shareholders by resolution at ~~an~~ **a** ~~extraordinary~~ General Meeting. Specific notice of any such proposed payment and the amount thereof shall be given to the shareholders in the notice convening the Meeting at which such proposed payment is to be considered and such notice shall be given not less than seven days before the Meeting is to be held.

32. The following **new Article 112** be inserted immediately after the existing Article 111 under the new heading "Listing Requirements":

<u>New Article 112</u>:

LISTING REQUIREMENTS

Effect of the Listing Requirements.

(A) Notwithstanding anything contained in these Articles, if the Listing Requirements prohibit an act being done, the act shall not be done.

(B) Nothing contained in these Articles prevents an act being done that the Listing Requirements require to be done.

(C) If the Listing Requirements require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(D) If the Listing Requirements require these Articles to contain a provision and they do not contain such a provision, these Articles are deemed to contain that provision.

(E) If the Listing Requirements require these Articles not to contain a provision and they contain such a provision, these Articles are deemed not to contain that provision.

(F) If any provision of these Articles is or becomes inconsistent with the Listing Requirements, these Articles are deemed not to contain that provision to the extent of the inconsistency.

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts, the omission of which, will make any statement herein misleading.

2. MATERIAL LITIGATION

The KLK Group is not engaged in any material litigation claims and arbitration either as plaintiff or defendant and the Directors do not know of any proceedings, pending or threatened against the KLK Group, or of any fact likely to give rise to any proceedings which might materially affect the position or business of the KLK Group.

3. MATERIAL CONTRACTS

Save as disclosed below, KLK and its subsidiary companies have not entered into any other contract which is or may be material other than contracts entered into in the ordinary course of business during the two (2) years preceding the date of this Circular:

- Sale and Purchase Agreement dated 5 July 2001 between Land & General Berhad ("L&G") and KL-Kepong Property Holdings Sdn Bhd ("KLKPH") and Clarity Crest Sdn Bhd ("CCSB") and Key Century Sdn Bhd ("KCSB") on the:

  - Proposed acquisition by KLKPH of estate land totalling in area 1,529.78 acres from CCSB for a cash consideration of RM45,893,400

  - Proposed redemption of redeemable preference shares ("RPS") held by KLKPH in CCSB and KCSB for a cash consideration of RM18,900,000 and RM9,600,000 respectively and, the proposed redemption of RPS held by L&G in CCSB for a cash consideration of RM14,000,000

  - Proposed disposal by KLKPH of its 30% equity interests held respectively in CCSB, Lembah Beringin Sdn Bhd and KCSB to L&G for a total cash consideration of RM13,821,300

  This transaction collectively is expected to be completed in the first quarter of the calendar year 2002.

4. SERVICE CONTRACTS

There are no contracts of service between any director and the Company or its subsidiaries having an unexpired term of more than one year, except for the Chairman/CEO and the Executive Director, Mr Ong Beng Kee of the Company. The contracts with the Chairman/CEO and the Executive Director, Mr. Ong Beng Kee will expire on 19 December 2003 and 30 September 2003 respectively.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of KLK during normal business hours on Mondays to Saturdays (except public holidays) from the date of this Circular up to and including the date of the AGM:

a) Current Memorandum and Articles of Association of KLK; and

b) the audited financial statements of KLK for each of the past three (3) financial years ended 30 September 2001.

c) The material contract referred to in Section 3 above.

(102)

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-09-2001 02:33:41 PM
Reference No KL-010920-3EFA4

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

SEC MAIL PROCESSING RECEIVED SEP 1 3 2002 WASH. SECTION 80

Particulars of substantial shareholder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **110,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
Direct (units) : **55,500**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**320,036,896**
Indirect/deemed interest (%)	:	**45.06**
* **Total no of shares after change**	:	320,092,396
* Date of notice	:	19-09-2001
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-09-2001 02:33:44 PM
Reference No KL-010920-3EFA5

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **110,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**320,036,896**
Indirect/deemed interest (%)	:	**45.06**
* **Total no of shares after change**	:	**320,036,896**
* Date of notice	:	**19-09-2001**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-09-2001 09:32:02 AM
Reference No KL-010921-3F0B8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **110,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :

Direct (%)	:	
Indirect/deemed interest (units)	:	**320,036,896**
Indirect/deemed interest (%)	:	**45.06**
* **Total no of shares after change**	:	**320,036,896**
* Date of notice	:	**19-09-2001**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-09-2001 09:34:34 AM
Reference No KL-010921-3F0B9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Elionai Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **110,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :

	Direct (%)	:	
	Indirect/deemed interest (units)	:	**320,036,896**
	Indirect/deemed interest (%)	:	**45.06**
*	**Total no of shares after change**	:	**320,036,896**
*	Date of notice	:	**19-09-2001**
	Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-09-2001 09:35:14 AM
Reference No KL-010921-3F0BA

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **110,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :

Direct (%)	:	
Indirect/deemed interest (units)	:	**320,036,896**
Indirect/deemed interest (%)	:	**45.06**
* **Total no of shares after change**	:	**320,036,896**
* Date of notice	:	19-09-2001
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-09-2001 09:35:51 AM
Reference No KL-010921-3F0BB

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J.C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: Wan Hin Investments Sdn Bhd & Group
*	Address	: No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat
*	NRIC/passport no/company no.	: 3117-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 14-09-2001	* 110,000	

*	Circumstances by reason of which change has occurred	: Deemed Interest
*	Nature of interest	: Indirect
	Direct (units)	: 3,750,000

Direct (%)	:	**0.53**
Indirect/deemed interest (units)	:	**316,286,896**
Indirect/deemed interest (%)	:	**44.54**
* **Total no of shares after change**	:	**320,036,896**
* Date of notice	:	**19-09-2001**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-09-2001 02:26:43 PM
Reference No KL-010914-35D47

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **04-09-2001**	* **82,000**	
Disposed	**05-09-2001**	**30,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **58,541,500**
Direct (%) : **8.24**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**58,541,500**
* Date of notice	:	**05-09-2001**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-09-2001 02:26:46 PM
Reference No KL-010914-35D48

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **06-09-2001**	* **32,000**	
Disposed	**07-09-2001**	**200,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **58,309,500**
Direct (%) : **8.21**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **58,309,500**

* Date of notice : **07-09-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to KUALA LUMPUR KEPONG/EDMS/KLSE on 10-09-2001 02:37:40 PM
Submitted by KUALA LUMPUR KEPONG on 10-09-2001 02:52:47 PM
Reference No KL-010910-38CDC

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

02 SEP 20 ...

Particulars of substantial shareholder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **30-08-2001**	* **300,000**	
Disposed	**03-09-2001**	**78,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **58,653,500**

Direct (%)	:	**8.26**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**58,653,500**
* Date of notice	:	**03-09-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 07-09-2001 03:12:33 PM
Reference No KL-010907-7BC8C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 28-08-2001	* 217,000	
Disposed	29-08-2001	399,000	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**59,031,500**
Direct (%)	:	**8.31**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **59,031,500**

* Date of notice : **29-08-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-09-2001 12:24:19 PM
Reference No KL-010905-854D8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **24-08-2001**	* **127,000**	
Disposed	**27-08-2001**	**1,390,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **59,647,500**
Direct (%) : **8.4**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**59,647,500**
* Date of notice	:	**27-08-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04-09-2001 12:39:24 PM
Reference No KL-010904-9A249

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 22-08-2001	* 100,000	
Disposed	23-08-2001	635,000	
Acquired	31-07-2001	350,000	
Acquired	31-07-2001	252,000	
Acquired	31-07-2001	317,000	

* Circumstances by reason of which change has occurred	:	**Sales of equity and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**61,164,500**
Direct (%)	:	**8.61**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change : 61,164,500**

* Date of notice : **23-08-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-08-2001 09:17:20 AM
Reference No KL-010829-7379D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **21-08-2001**	* **180,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **60,980,500**
Direct (%) : **8.59**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **60,980,500**

* Date of notice : 21-08-2001

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 24-08-2001 09:20:00 AM
Reference No KL-010824-734B5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-08-2001**	* **20,000**	
Disposed	**14-08-2001**	**250,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**61,160,500**
Direct (%)	:	**8.61**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : 61,160,500

* Date of notice : 15-08-2001

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-08-2001 09:04:54 AM
Reference No KL-010820-603F7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-08-2001**	* **275,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**61,390,500**
Direct (%)	:	**8.64**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **61,390,500**

* Date of notice : **13-08-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-08-2001 08:36:22 AM
Reference No KL-010816-3254E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **02-08-2001**	* **259,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **61,665,500**
Direct (%) : **8.68**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **61,665,500**

* Date of notice : **03-08-2001**

Remarks :
fsc

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 16-08-2001 10:27:25 AM
Reference No KL-010816-D4DFD

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
*	Address	: **Wisma Felda Jalan Perumahan Gurney 54000 Kuala Lumpur**
*	NRIC/passport no/company No.	: **LDO No.20of1956**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Date of cessation	: **01-08-2001**
*	Name & address of registered holder **same as above**	:
	Number of shares disposed	:
	Price transacted (RM)	:
*	Circumstances by reason of which a person ceases to be a substantial shareholder	: **Amendment of Section 69D Companies Act 1965 (Act 125)**
*	Nature of interest	: **Direct**
*	Date of notice	: **14-08-2001**
	Remarks **fsc**	:

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 13-08-2001 12:32:52 PM
Reference No KL-010813-87FEE

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd - Sekim Amanah Saham Nasional**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company No. : **434217-U**
* Nationality/country of incorporation : **Malaysia**

* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Date of cessation : 01-08-2001
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn Bhd - Sekim Amanah Saham Nasional
Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur

Number of shares disposed :
Price transacted (RM) :

* Circumstances by reason of which a person ceases to be a substantial shareholder : **Change in definition of substantial shareholder in Section 69D of Companies (Amendment) Act, 2001**
* Nature of interest : **Direct**
* Date of notice : 08-08-2001

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 10-08-2001 02:10:07 PM
Reference No KL-010810-1FA8A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **31-07-2001**	* **305,000**	

* Circumstances by reason of which change has occurred	:	**Sale of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**61,924,500**
Direct (%)	:	**8.72**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **61,924,500**

* Date of notice : **01-08-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27-07-2001 04:15:29 PM
Reference No KL-010727-CE729

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **19-07-2001**	* **137,000**	
Disposed	**20-07-2001**	**760,000**	

* Circumstances by reason of which change has occurred	:	**Sale of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**62,229,500**
Direct (%)	:	**8.76**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **62,229,500**

* Date of notice : **20-07-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27-07-2001 04:16:09 PM
Reference No KL-010727-D361F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : ***Ordinary Shares of RM1.00 each***
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **19-07-2001**	* **200,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **73,333,000**

Direct (%) : **10.33**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* **Total no of shares after change** : **73,333,000**

* Date of notice : **26-07-2001**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27-07-2001 04:16:41 PM
Reference No KL-010727-D3620

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 19-07-2001	* 200,000	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**73,333,000**
Indirect/deemed interest (%)	:	**10.33**
* **Total no of shares after change**	:	**73,333,000**
* Date of notice	:	**26-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to **KUALA LUMPUR KEPONG/EDMS/KLSE** on **26-07-2001 12:23:08 PM**
Submitted by **KUALA LUMPUR KEPONG** on **26-07-2001 12:37:31 PM**
Reference No **KL-010726-40E9B**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **17-07-2001**	* **600,000**	
Disposed	**18-07-2001**	**1,000,000**	

* Circumstances by reason of which change has occurred : **Sale of equity**
* Nature of interest : **Direct**

Direct (units) : **63,126,500**
Direct (%) : **8.89**
Indirect/deemed interest (units) :

Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**63,126,500**
* Date of notice	:	**18-07-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-07-2001 08:53:26 AM
Reference No KL-010725-E4128

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-07-2001**	* **450,000**	
Disposed	**16-07-2001**	**49,000**	

* Circumstances by reason of which change has occurred : **Sale of equity**
* Nature of interest : **Direct**
Direct (units) : **64,726,500**
Direct (%) : **9.11**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **64,726,500**

* Date of notice : **16-07-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to KUALA LUMPUR KEPONG/EDMS/KLSE on 26-07-2001 12:23:12 PM
Submitted by KUALA LUMPUR KEPONG on 26-07-2001 12:36:46 PM
Reference No KL-010726-3281E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **17-07-2001**	* **150,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **73,777,000**
Direct (%) : **10.39**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **73,777,000**

* Date of notice : **24-07-2001**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to **KUALA LUMPUR KEPONG/EDMS/KLSE** on **26-07-2001 12:23:15 PM**
Submitted by **KUALA LUMPUR KEPONG** on **26-07-2001 12:37:09 PM**
Reference No **KL-010726-3281F**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **17-07-2001**	* **150,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	73,777,000
Indirect/deemed interest (%)	:	10.39
* **Total no of shares after change**	:	73,777,000
* Date of notice	:	24-07-2001
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to KUALA LUMPUR KEPONG/EDMS/KLSE on 26-07-2001 12:23:18 PM
Submitted by KUALA LUMPUR KEPONG on 26-07-2001 12:36:27 PM
Reference No KL-010726-3281C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **18-07-2001**	* **244,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **73,533,000**
Direct (%) : **10.35**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **73,533,000**

* Date of notice : **25-07-2001** 16

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to KUALA LUMPUR KEPONG/EDMS/KLSE on 26-07-2001 12:23:20 PM
Submitted by KUALA LUMPUR KEPONG on 26-07-2001 12:36:30 PM
Reference No KL-010726-3281D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **18-07-2001**	* **244,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**73,533,000**
Indirect/deemed interest (%)	:	**10.35**
* **Total no of shares after change**	:	**73,533,000**
* Date of notice	:	**25-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-07-2001 08:56:49 AM
Reference No KL-010725-FCD8B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 18-07-2001	* 200,000	
Acquired	19-07-2001	40,000	
Acquired	20-07-2001	9,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **319,926,896**

Indirect/deemed interest (%)	:	**45.05**
* **Total no of shares after change**	:	**319,926,896**
* Date of notice	:	**23-07-2001**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26-07-2001 08:56:57 AM**
Reference No **KL-010725-FCD8C**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Elionai Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 18-07-2001	* 200,000	
Acquired	19-07-2001	40,000	
Acquired	20-07-2001	9,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **319,926,896**

Indirect/deemed interest (%)	:	**45.05**
* **Total no of shares after change**	:	**319,926,896**
* Date of notice	:	**23-07-2001**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-07-2001 08:57:03 AM
Reference No KL-010725-FCD8D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **High Quest Holdings Sdn Bhd**
*	Address	: **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
*	NRIC/passport no/company no.	: **178504-D**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 18-07-2001	* 200,000	
Acquired	19-07-2001	40,000	
Acquired	20-07-2001	9,000	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **319,926,896**

Indirect/deemed interest (%) : **45.05**

* **Total no of shares after change** : **319,926,896**

* Date of notice : **23-07-2001**

Remarks :

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-07-2001 08:54:31 AM
Reference No KL-010725-FCD87

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **18-07-2001**	* **200,000**	
Acquired	**19-07-2001**	**40,000**	
Acquired	**20-07-2001**	**9,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**319,926,896**
Indirect/deemed interest (%)	:	**45.05**

* **Total no of shares after change** : **319,982,396**

* Date of notice : **23-07-2001**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26-07-2001 08:53:48 AM**
Reference No **KL-010725-FCD85**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

02 SEP 20 PM 1:11

Particulars of substantial shareholder

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **18-07-2001**	* **200,000**	
Acquired	**19-07-2001**	**40,000**	
Acquired	**20-07-2001**	**9,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **319,926,896**
Indirect/deemed interest (%) : **45.05**

* **Total no of shares after change** : **319,974,896**

* Date of notice : **23-07-2001**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-07-2001 08:55:37 AM
Reference No KL-010725-FCD89

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **18-07-2001**	* **200,000**	
Acquired	**19-07-2001**	**40,000**	
Acquired	**20-07-2001**	**9,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **319,926,896**
Indirect/deemed interest (%) : **45.05**

* **Total no of shares after change**	:	**319,926,896**
* Date of notice	:	**23-07-2001**
Remarks **sh**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-07-2001 08:57:11 AM
Reference No KL-010725-FCD8E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : ***Ordinary Shares of RM1.00 each***
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **18-07-2001**	* **200,000**	
Acquired	**19-07-2001**	**40,000**	
Acquired	**20-07-2001**	**9,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **3,750,000**
Direct (%) : **0.53**
Indirect/deemed interest (units) : **316,176,896**

Indirect/deemed interest (%)	:	**44.52**
* **Total no of shares after change**	:	**319,926,896**
* Date of notice	:	**23-07-2001**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 24-07-2001 03:47:35 PM
Reference No KL-010724-ACCB3

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **30-06-2001**	* **15,000**	
Acquired	**30-06-2001**	**170,000**	
Disposed	**11-07-2001**	**291,000**	
Disposed	**12-07-2001**	**38,000**	

* Circumstances by reason of which change has occurred : **Sale and Pruchase of equity**
* Nature of interest : **Direct**

Direct (units) : **65,225,500**

Direct (%) : **9.18**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* **Total no of shares after change** : **65,225,500**

* Date of notice : **12-07-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 24-07-2001 09:35:33 AM
Reference No KL-010724-6A79A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **18-07-2001**	* **200,000**	
Acquired	**19-07-2001**	**40,000**	
Acquired	**20-07-2001**	**9,000**	

* Circumstances by reason of which change has occurred : **Bought in open market**
* Nature of interest : **Direct**

Direct (units) : **315,816,896**
Direct (%) : **44.47**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **315,816,896**

* Date of notice : **21-07-2001**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-07-2001 11:57:29 AM
Reference No KL-010723-56F58

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : *Permodalan Nasional Berhad*
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **16-07-2001**	* **6,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **73,927,000**
Direct (%) : **10.41**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **73,927,000**

* Date of notice : **23-07-2001** [15]

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-07-2001 03:51:01 PM
Reference No KL-010723-56F59

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **16-07-2001**	* **6,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**73,927,000**
Indirect/deemed interest (%)	:	**10.41**
* **Total no of shares after change**	:	**73,927,000**
* Date of notice	:	**23-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-07-2001 03:10:30 PM
Reference No KL-010718-691A2

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **11-07-2001**	* **119,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **74,333,000**
	Direct (%)	: **10.47**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change** : **74,333,000**

* Date of notice : 18-07-2001

Remarks :

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-07-2001 03:10:48 PM
Reference No KL-010718-691A3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **11-07-2001**	* **119,000**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**74,333,000**
Indirect/deemed interest (%)	:	**10.47**
* **Total no of shares after change**	:	**74,333,000**
* Date of notice	:	**18-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-07-2001 03:09:41 PM
Reference No KL-010718-691A0

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **12-07-2001**	* **200,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**74,133,000**
Direct (%)	:	**10.44**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **74,133,000**

* Date of notice : **19-07-2001** [16]

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-07-2001 03:10:22 PM
Reference No KL-010718-691A1

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **12-07-2001**	* **200,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**74,133,000**
Indirect/deemed interest (%)	:	**10.44**
* **Total no of shares after change**	:	**74,133,000**
* Date of notice	:	**19-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-07-2001 03:08:31 PM

Reference No KL-010718-6919E

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Kuala Lumpur Kepong Berhad**

* Stock name : **KLK**

* Stock code : **2445**

* Contact person : **J. C. Lim**

* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**

* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak 50400 Kuala Lumpur**

* NRIC/passport no/company no. : **38218-X**

* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**

* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-07-2001**	* **200,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**

* Nature of interest : **Direct**

Direct (units) : **73,933,000**

Direct (%) : **10.41**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**73,933,000**
* Date of notice	:	**20-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-07-2001 03:08:40 PM
Reference No KL-010718-6919F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-07-2001**	* **200,000**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**73,933,000**
Indirect/deemed interest (%)	:	**10.41**
* **Total no of shares after change**	:	**73,933,000**
* Date of notice	:	**20-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-07-2001 04:25:05 PM
Reference No KL-010717-E2EFA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 09-07-2001	* 295,000	
Disposed	10-07-2001	500,000	

* Circumstances by reason of which change has occurred	:	Sales of equity
* Nature of interest	:	Direct
Direct (units)	:	65,399,500
Direct (%)	:	9.21
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **65,399,500**

* Date of notice : **10-07-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-07-2001 09:33:32 AM
Reference No KL-010714-7C647

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 05-07-2001	* 2,699,000	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **66,194,500**
Direct (%) : **9.32**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **66,194,500**

* Date of notice : **06-07-2001** 16

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-07-2001 11:07:41 AM
Reference No KL-010714-0C2E4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **10-07-2001**	* **100,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **74,452,000**
	Direct (%)	: **10.48**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change** : **74,452,000**

* Date of notice : **17-07-2001**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-07-2001 11:08:02 AM
Reference No KL-010714-0C2E5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **10-07-2001**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**74,452,000**
Indirect/deemed interest (%)	:	**10.48**
* **Total no of shares after change**	:	**74,452,000**
* Date of notice	:	**17-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-07-2001 09:33:56 AM
Reference No KL-010714-7DB6D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **06-07-2001**	* **500,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**74,833,000**
Direct (%)	:	**10.54**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**74,833,000**
* Date of notice	:	**13-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-07-2001 09:34:30 AM
Reference No KL-010714-7DB6E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Yayasan Pelaburan Bumiputra
* Address	:	c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	37113-P
* Nationality/country of incorporation	:	Bumiputera-owned Co./Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 06-07-2001	* 500,000	

* Circumstances by reason of which change has occurred	:	Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.
* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**74,833,000**
Indirect/deemed interest (%)	:	**10.54**
* **Total no of shares after change**	:	**74,833,000**
* Date of notice	:	**13-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-07-2001 09:34:54 AM
Reference No KL-010714-7DB6F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-07-2001**	* **281,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**74,552,000**
Direct (%)	:	**10.5**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**74,552,000**
* Date of notice	:	**16-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-07-2001 09:35:22 AM
Reference No KL-010714-7DB70

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-07-2001**	* **281,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**74,552,000**
Indirect/deemed interest (%)	:	**10.5**
* **Total no of shares after change**	:	**74,552,000**
* Date of notice	:	**16-07-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-07-2001 02:24:31 PM
Reference No KL-010711-30AD6

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **03-07-2001**	* **24,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **68,893,500**
Direct (%) : **9.7**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**68,893,500**
* Date of notice	:	**04-07-2001**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-07-2001 02:24:34 PM
Reference No KL-010711-30AD7

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda**
Jalan Perumahan Gurney
54000 Kuala Lumpur
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 25-06-2001	* 6,000	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
Direct (units) : **31,283,039**
Direct (%) : **4.4**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**31,283,039**
* Date of notice	:	**02-07-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 07-07-2001 11:47:07 AM
Reference No KL-010707-4751A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder : **as above**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **29-06-2001**	* **57,000**	
Acquired	**02-07-2001**	**45,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **68,869,500**
Direct (%) : **9.7**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **68,869,500**

* Date of notice : **02-07-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-07-2001 04:33:16 PM
Reference No KL-010705-8E7D7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 27-06-2001	* 92,000	
Acquired	28-06-2001	200,000	

* Circumstances by reason of which change has occurred	:	Purchase of shares on open market
* Nature of interest	:	Direct
Direct (units)	:	68,767,500
Direct (%)	:	9.68
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **68,767,500**

* Date of notice : **28-06-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-07-2001 02:02:16 PM
Reference No KL-010703-11551

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-06-2001**	* **9,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**68,475,500**
Direct (%)	:	**9.64**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	68,475,500
* Date of notice	:	26-06-2001
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28-06-2001 02:15:43 PM
Reference No KL-010628-21E90

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda**
Jalan Perumahan Gurney
54000 Kuala Lumpur
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **15-06-2001**	* **507,000**	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
Direct (units) : **31,277,039**
Direct (%) : **4.4**
Indirect/deemed interest (units) :

* **Total no of shares after change**	:	**31,277,039**
* Date of notice	:	**22-06-2001**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27-06-2001 12:50:40 PM
Reference No KL-010627-A6B0F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **15-06-2001**	* **150,000**	
Acquired	**18-06-2001**	**17,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**68,466,500**
Direct (%)	:	**9.64**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**68,466,500**
* Date of notice	:	**18-06-2001**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22-06-2001 02:04:31 PM
Reference No KL-010622-AA8D3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address	:	**Wisma Felda Jalan Perumahan Gurney 54000 Kuala Lumpur**
* NRIC/passport no/company no.	:	**LDO 20 of 1956**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-06-2001**	* **387,000**	
Acquired	**14-06-2001**	**260,000**	

* Circumstances by reason of which change has occurred	:	**Institutional Investment Programme**
* Nature of interest	:	**Direct**
Direct (units)	:	**30,770,039**
Direct (%)	:	**4.33**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **30,770,039**

* Date of notice : **15-06-2001**

Remarks :
fsc

Acc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-06-2001 12:56:03 PM
Reference No KL-010621-AE614

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-06-2001**	* **600,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **68,299,500**
Direct (%) : **9.62**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**68,299,500**
* Date of notice	:	**14-06-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-06-2001 03:01:17 PM
Reference No KL-010620-67983

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **11-06-2001**	* **200,000**	
Disposed	**12-06-2001**	**50,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**67,699,500**
Direct (%)	:	**9.53**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **67,699,500**

* Date of notice : **12-06-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-06-2001 01:33:04 PM
Reference No KL-010618-E63DC

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda**
Jalan Perumahan Gurney
54000 Kuala Lumpur
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **07-06-2001**	* **29,000**	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
Direct (units) : **30,123,039**
Direct (%) : **4.24**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : 30,123,039

* Date of notice : **12-06-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09-06-2001 11:47:00 AM
Reference No KL-010609-49C51

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **29-05-2001**	* **1,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **67,549,500**
Direct (%) : **9.51**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**67,549,500**
* Date of notice	:	**31-05-2001**
Remarks **fsc**	:	

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06-06-2001 09:56:46 AM
Reference No KL-010606-5B654

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **22-05-2001**	* **46,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **67,548,500**

Direct (units) : **67,548,500**
Direct (%) : **9.51**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	23-05-2001
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28-05-2001 08:51:52 AM
Reference No KL-010528-414A7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **16-05-2001**	* **3,000**	
Acquired	**18-05-2001**	**98,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**67,502,500**
Direct (units)	:	**67,502,500**
Direct (%)	:	**9.51**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**18-05-2001**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-05-2001 02:05:25 PM
Reference No KL-010525-1135B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **11-05-2001**	* **400,000**	
Acquired	**14-05-2001**	**45,000**	
Acquired	**15-05-2001**	**5,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**67,401,500**
Direct (units)	:	**67,401,500**
Direct (%)	:	**9.49**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 15-05-2001
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-05-2001 01:51:03 PM
Reference No KL-010521-04DE6

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-05-2001**	* **57,000**	
Acquired	**09-05-2001**	**30,000**	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
* **Total no of shares after change** : **30,094,039**

Direct (units) : **30,094,039**
Direct (%) : **4.24**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 14-05-2001
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 16-05-2001 11:48:21 AM
Reference No KL-010516-51990

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-05-2001**	* **170,000**	
Acquired	**10-05-2001**	**450,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**66,951,500**
Direct (units)	:	**66,951,500**
Direct (%)	:	**9.43**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**10-05-2001**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-05-2001 03:43:52 PM
Reference No KL-010514-9DBE8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **02-05-2001**	* **295,000**	
Acquired	**03-05-2001**	**50,000**	
Acquired	**04-05-2001**	**400,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **66,331,500**

Direct (units) : **66,331,500**
Direct (%) : **9.34**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 04-05-2001
	Remarks	:

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-05-2001 12:12:40 PM
Reference No KL-010512-70117

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **23-04-2001**	* **7,000**	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
* **Total no of shares after change** : **30,007,039**

Direct (units) : **30,007,039**
Direct (%) : **4.23**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 04-05-2001
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 10-05-2001 03:57:45 PM
Reference No KL-010510-BCF54

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-04-2001**	* **16,000**	
Acquired	**27-04-2001**	**161,000**	
Acquired	**30-04-2001**	**87,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**65,586,500**
Direct (units)	:	**65,586,500**
Direct (%)	:	**9.24**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Date of notice : **30-04-2001**

Remarks :
/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **03-05-2001 12:58:34 PM**
Reference No **KL-010503-B6BBA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **23-04-2001**	* **5,000**	
Acquired	**24-04-2001**	**18,000**	
Acquired	**25-04-2001**	**34,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**65,322,500**
Direct (units)	:	**65,322,500**
Direct (%)	:	**9.2**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 25-04-2001
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02-05-2001 03:22:11 PM**
Reference No **KL-010502-85326**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **18-04-2001**	* **173,000**	
Acquired	**19-04-2001**	**220,000**	
Acquired	**20-04-2001**	**28,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
*	**Total no of shares after change**	: **65,265,500**
	Direct (units)	: **65,265,500**
	Direct (%)	: **9.19**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	20-04-2001
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-04-2001 12:01:25 PM
Reference No KL-010425-6398D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **13-04-2001**	* **15,000**	
Acquired	**17-04-2001**	**32,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **64,844,500**
Direct (units) : **64,844,500**
Direct (%) : **9.13**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	17-04-2001
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-04-2001 11:29:58 AM
Reference No KL-010421-353AC

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
*	Address	: **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
*	NRIC/passport no/company no.	: **LDO 20 of 1956**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **10-04-2001**	* **150,000**	
Acquired	**13-04-2001**	**22,000**	

*	Circumstances by reason of which change has occurred	: **Institutional Investment Programme**
*	Nature of interest	: **Direct**
*	**Total no of shares after change**	: **30,000,039**
	Direct (units)	: **30,000,039**
	Direct (%)	: **4.22**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 16-04-2001
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-04-2001 02:19:16 PM
Reference No KL-010420-2DC82

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 10-04-2001	* 436,000	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
*	**Total no of shares after change**	: **64,797,500**
	Direct (units)	: **64,797,500**
	Direct (%)	: **9.12**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **12-04-2001**
	Remarks	:

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 12:30:24 PM
Reference No KL-010417-8D16A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **05-04-2001**	* **184,000**	
Acquired	**06-04-2001**	**180,000**	
Acquired	**09-04-2001**	**549,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**64,361,500**
Direct (units)	:	**64,361,500**
Direct (%)	:	**9.06**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**09-04-2001**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 09:50:27 AM
Reference No KL-010417-91F17

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Di-Yi Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-04-2001**	* **250,000**	
Acquired	**10-04-2001**	**150,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **319,677,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**319,677,896**
Indirect/deemed interest (%)	:	**45.01**
* Date of notice	:	**13-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 09:50:43 AM
Reference No KL-010417-91F19

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Elionai Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-04-2001**	* **250,000**	
Acquired	**10-04-2001**	**150,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **319,677,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**319,677,896**
Indirect/deemed interest (%)	:	**45.01**
* Date of notice	:	**13-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 09:50:33 AM
Reference No KL-010417-91F18

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-04-2001**	* **250,000**	
Acquired	**10-04-2001**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**319,677,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**319,677,896**
Indirect/deemed interest (%)	:	**45.01**
* Date of notice	:	**13-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 09:50:22 AM
Reference No KL-010417-91F15

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-04-2001**	* **250,000**	
Acquired	**10-04-2001**	**150,000**	

* Circumstances by reason of which change has occurred : ***Deemed Interest***
* Nature of interest : **Indirect**
* **Total no of shares after change** : **319,733,396**

Direct (units) : **55,500**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**319,677,896**
Indirect/deemed interest (%)	:	**45.01**
* Date of notice	:	**13-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 09:50:19 AM
Reference No KL-010417-91F14

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J. C. Lim
* Designation : Company Secretary

Particulars of substantial shareholder

* Name : Dato' Lee Oi Hian
* Address : 55 Jalan Kelab Golf, 30350 Ipoh
* NRIC/passport no/company no. : 510207-08-5743
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary Shares of RM1.00 each
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Acquired	* 09-04-2001	* 250,000	
Acquired	10-04-2001	150,000	

* Circumstances by reason of which change has occurred : Deemed Interest
* Nature of interest : Indirect
* **Total no of shares after change** : 319,725,896

Direct (units) : 48,000
Direct (%) : 0.01

Indirect/deemed interest (units)	:	**319,677,896**
Indirect/deemed interest (%)	:	**45.01**
* Date of notice	:	**13-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 09:50:25 AM
Reference No KL-010417-91F16

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J. C. Lim
* Designation : Company Secretary

Particulars of substantial shareholder

* Name : Lee Soon Hian
* Address : 11 Jalan Gopeng, 30250 Ipoh
* NRIC/passport no/company no. : 570807-08-6365
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary Shares of RM1.00 each
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Acquired	* 09-04-2001	* 250,000	
Acquired	10-04-2001	150,000	

* Circumstances by reason of which change has occurred : Deemed Interest
* Nature of interest : Indirect
* **Total no of shares after change** : 319,677,896

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**319,677,896**
Indirect/deemed interest (%)	:	**45.01**
* Date of notice	:	**13-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 09:50:13 AM
Reference No KL-010417-91F13

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 09-04-2001	* 250,000	
Acquired	10-04-2001	150,000	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**319,677,896**
Direct (units)	:	**3,750,000**
Direct (%)	:	**0.53**

Indirect/deemed interest (units)	:	**315,927,896**
Indirect/deemed interest (%)	:	**44.48**
* Date of notice	:	**13-04-2001** [15]
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 13-04-2001 12:17:27 PM
Reference No KL-010413-793DC

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **02-04-2001**	* **200,000**	
Acquired	**03-04-2001**	**384,000**	
Acquired	**04-04-2001**	**335,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **63,448,500**

Direct (units) : **63,448,500**
Direct (%) : **8.93**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Date of notice : **04-04-2001**

Remarks :

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 13-04-2001 03:55:22 PM
Reference No KL-010413-B7A85

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Batu Kawan Berhad**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no.	:	**6292-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-04-2001**	* **250,000**	
Acquired	**10-04-2001**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Bought in open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**315,567,896**
Direct (units)	:	**315,567,896**
Direct (%)	:	**44.44**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Date of notice : **13-04-2001**

Remarks :

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 10-04-2001 02:10:45 PM
Reference No KL-010410-1BC88

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **28-03-2001**	* **100,000**	
Acquired	**29-03-2001**	**19,000**	
Acquired	**30-03-2001**	**41,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **62,529,500**

Direct (units) : **62,529,500**
Direct (%) : **8.8**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	30-03-2001
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-04-2001 09:25:46 AM
Reference No KL-010405-75859

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: Di-Yi Sdn Bhd
*	Address	: Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh
*	NRIC/passport no/company no.	: 174554-M
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Acquired	* 28-03-2001	* 100,000	

*	Circumstances by reason of which change has occurred	: Deemed Interest
*	Nature of interest	: Indirect
*	**Total no of shares after change**	: 319,277,896
	Direct (units)	:
	Direct (%)	:

Indirect/deemed interest (units)	:	**319,277,896**
Indirect/deemed interest (%)	:	**44.96**
* Date of notice	:	**03-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-04-2001 09:25:38 AM
Reference No KL-010405-7585B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Elionai Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 28-03-2001	* 100,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **319,277,896**
Direct (units) :
Direct (%) :

	Indirect/deemed interest (units)	: **319,277,896**
	Indirect/deemed interest (%)	: **44.96**
*	Date of notice	: 03-04-2001
	Remarks	:

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-04-2001 09:25:43 AM
Reference No KL-010405-7585A

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **High Quest Holdings Sdn Bhd**
*	Address	: **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
*	NRIC/passport no/company no.	: **178504-D**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 28-03-2001	* 100,000	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **319,277,896**
	Direct (units)	:
	Direct (%)	:

Indirect/deemed interest (units)	:	**319,277,896**
Indirect/deemed interest (%)	:	**44.96**
* Date of notice	:	**03-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-04-2001 09:25:55 AM
Reference No KL-010405-75857

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **28-03-2001**	* **100,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **319,333,396**

Direct (units) : **55,500**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**319,277,896**
Indirect/deemed interest (%)	:	**44.96**
* Date of notice	:	**03-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-04-2001 09:26:02 AM
Reference No KL-010405-75856

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 28-03-2001	* 100,000	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**319,325,896**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**319,277,896**
Indirect/deemed interest (%)	:	**44.96**
* Date of notice	:	**03-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-04-2001 09:25:50 AM
Reference No KL-010405-75858

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 28-03-2001	* 100,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : 319,277,896

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**319,277,896**
Indirect/deemed interest (%)	:	**44.96**
* Date of notice	:	**03-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-04-2001 09:26:08 AM
Reference No KL-010405-75855

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **28-03-2001**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**319,277,896**
Direct (units)	:	**3,750,000**
Direct (%)	:	**0.53**

Indirect/deemed interest (units)	:	**315,527,896**
Indirect/deemed interest (%)	:	**44.43**
* Date of notice	:	**03-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-04-2001 09:25:50 AM
Reference No KL-010405-75858

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **28-03-2001**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**

Indirect/deemed interest (units)	:	**319,277,896**
Indirect/deemed interest (%)	:	**44.96**
* Date of notice	:	**03-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-04-2001 04:27:34 PM
Reference No KL-010403-DF039

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **28-03-2001**	* **100,000**	

* Circumstances by reason of which change has occurred : **Bought in open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **315,167,896**
Direct (units) : **315,167,896**
Direct (%) : **44.38**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**03-04-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-04-2001 02:50:38 PM
Reference No KL-010402-556BB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **22-03-2001**	* **3,000**	
Acquired	**23-03-2001**	**20,000**	
Acquired	**27-03-2001**	**68,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **62,369,500**

Direct (units) : **62,369,500**
Direct (%) : **8.78**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 27-03-2001
	Remarks	:

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28-03-2001 03:26:24 PM
Reference No KL-010328-89816

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **19-03-2001**	* **23,000**	
Acquired	**21-03-2001**	**67,000**	
Disposed	**21-03-2001**	**3,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market and Sale of Equity**
*	Nature of interest	: **Direct**
*	**Total no of shares after change**	: **62,278,500**
	Direct (units)	: **62,278,500**
	Direct (%)	: **8.77**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **21-03-2001**
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-03-2001 02:16:25 PM
Reference No KL-010323-24951

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **13-03-2001**	* **11,000**	
Acquired	**15-03-2001**	**12,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **62,191,500**

Direct (units) : **62,191,500**
Direct (%) : **8.76**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Date of notice : **15-03-2001**

Remarks :

/fsc

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 18-03-2002 04:58:15 PM
Reference No KL-020318-CAC91

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SPONSORED LEVEL 1 AMERICAN DEPOSITARY RECEIPTS PROGRAM FOR KUALA LUMPUR KEPONG BERHAD SHARES

* **Contents :-**

Further to our announcement dated 1 March 2002 (see attachment) regarding KLK's Sponsored Level 1 American Depositary Receipts Program in the United States of America, we are pleased to advise that the program is officially launched today. The details are as follows:

ADR effective date launch:	March 18, 2002
Ratio:	1 ADR: 10 KLK ordinary shares
Symbol:	KLKSY
CUSIP:	501161301
Depositary:	JPMorgan Chase Bank
Custodian:	Malayan Banking Berhad (Maybank), Kuala Lumpur

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ADR Announceme

/mcl

General Announcement

Initiated by **Common User** on **01-03-2002 05:08:39 PM**
Submitted by **KUALA LUMPUR KEPONG** on **01-03-2002 05:00:48 PM**
Reference No **KL-020301-23B0C**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

New Announcement

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J. C. Lim**
*	Designation	:	**Company Secretary**
*	Contact number	:	**605-241 7844**
	E-mail address	:	
*	Type	:	**Announcement**

* Subject :

SPONSORED LEVEL 1 AMERICAN DEPOSITARY RECEIPTS PROGRAM FOR KUALA LUMPUR KEPONG BERHAD SHARES

* **Contents :-**

Kuala Lumpur Kepong Berhad ("KLK") is pleased to announce that JPMorgan Chase Bank ("JPMC") is sponsoring Level 1 American Depositary Receipts ("ADR") Program for KLK shares ("the ADR Program") in the United States of America ("USA"). The ADR Program has been registered with the US Securities and Exchange Commission and is effective on 23 January 2002. Official notification was received by KLK on 26 February 2002.

Under the ADR Program, a maximum of 21.3 million ordinary shares of RM1.00 each in KLK, representing approximately 3% of its current issued and paid-up share capital, will be traded in ADRs in the USA in the ratio of 1 (one) ADR to 10 (ten) KLK shares.

JPMC as the Depositary Bank, has appointed Malayan Banking Berhad, Kuala Lumpur as its sole Custodian of KLK shares for the ADR Program.

Todate no KLK shares have been deposited with Malayan Banking Berhad for the ADR Program and hence, there are no ADRs outstanding at this time.

The ADR Program will be officially launched towards the end of this March.

The ADR Program will further increase KLK's visibility within the financial community in the USA, widen KLK's shareholder base as well as broaden the market for KLK shares.

/mcl

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Result Announcement

Submitted by KUALA LUMPUR KEPONG on 26-02-2002 05:00:11 PM
Reference No KL-020226-FE13D

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

*** Financial Year End** : 30-09-2002

*** Quarter** : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended
*** 31-12-2001 .**

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	31-12-2001 [dd/mm/yyyy] RM'000	31-12-2000 [dd/mm/yyyy] RM'000	31-12-2001 [dd/mm/yyyy] RM'000	31-12-2000 [dd/mm/yyyy] RM'000
1	(a)	Revenue	631,527	585,491	631,527	585,491
	(b)	Investment income	402	923	402	923
	(c)	Other income	4,034	5,437	4,034	5,437
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	117,034	92,095	117,034	92,095
	(b)	Finance Cost	-1,564	-1,401	-1,564	-1,401
	(c)	Depreciation and amortisation	-20,791	-19,331	-20,791	-19,331
	(d)	Exceptional items	-322	214	-322	214
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	94,357	71,577	94,357	71,577

(f)	Share of profits and losses of associated companies	101	328	101	328
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	94,458	71,905	94,458	71,905
(h)	Income tax	-14,491	-10,147	-14,491	-10,147
(i) (i)	Profit/(loss) after income tax before deducting minority interests	79,967	61,758	79,967	61,758
(ii)	Minority interests	-3,291	-4,645	-3,291	-4,645
(j)	Pre-acquisition profit/(loss), if applicable	0	0	0	0
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	76,676	57,113	76,676	57,113
(l) (i)	Extraordinary items	0	0	0	0
(ii)	Minority interests	0	0	0	0
(iii)	Extraordinary items attributable to members of the company	0	0	0	0
(m)	Net profit/ (loss) attributable to members of the company	76,676	57,113	76,676	57,113
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	10.80	8.04	10.80	8.04
(b)	Fully diluted (based on ordinary shares - sen)				
4 (a)	Dividend per share (sen)	0.00	0.00	0.00	0.00
(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	4.5700	4.5000

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

pnl bs.xls notes.doc

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

Quarterly report on consolidated results for the first quarter ended 31 December 2001
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2001 RM '000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2000 RM '000	CURRENT YEAR TO-DATE 31/12/2001 RM '000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2000 RM '000
1. (a) Revenue	631,527	585,491	631,527	585,491
(b) Investment income	402	923	402	923
(c) Other income	4,034	5,437	4,034	5,437
2. (a) Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	117,034	92,095	117,034	92,095
(b) Finance cost	(1,564)	(1,401)	(1,564)	(1,401)
(c) Depreciation and amortisation	(20,791)	(19,331)	(20,791)	(19,331)
(d) Exceptional items	(322)	214	(322)	214
(e) Profit/(loss) before income tax, minority interests and extraordinary items	94,357	71,577	94,357	71,577
(f) Share of profits and losses of associated companies	101	328	101	328
(g) Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	94,458	71,905	94,458	71,905
(h) Income tax	(14,491)	(10,147)	(14,491)	(10,147)
(i) (i) Profit/(loss) after income tax before deducting minority interests	79,967	61,758	79,967	61,758
(ii) Minority interests	(3,291)	(4,645)	(3,291)	(4,645)
(j) Pre-acquisition profit/(loss), if applicable	-	-	-	-
(k) Net profit/(loss) from ordinary activities attributable to members of the company	76,676	57,113	76,676	57,113
(l) (i) Extraordinary items	-	-	-	-
(ii) Minority interests	-	-	-	-
(iii) Extraordinary items attributable to members of the company	-	-	-	-
(m) Net profit/(loss) attributable to members of the company	76,676	57,113	76,676	57,113

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2001	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2000	CURRENT YEAR TO-DATE 31/12/2001	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2000
3. Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-				
(a) Basic (based on 710,177,128 [2001 : 710,177,128] ordinary shares) (sen)	10.80	8.04	10.80	8.04
(b) Fully diluted (based on ____________ ordinary shares) (sen)	N/A	N/A	N/A	N/A
4. (a) Dividend per share (sen)	-	-	-	-
(b) Dividend description	N/A			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5. Net tangible assets per share (RM)	4.57	4.50

N/A - Not Applicable.

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 31/12/2001 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2001 RM'000
1.	Property, Plant and Equipment	1,991,264	1,992,330
2.	Property Development	69,875	69,711
3.	Associated Companies	505,039	510,393
4.	Other Investments	84,456	83,440
5.	Intangible Assets	18,274	18,772
6.	Goodwill on Consolidation	16,687	16,687
		2,685,595	2,691,333
7.	Current Assets		
	Inventories	360,029	366,498
	Trade Receivables	177,719	149,107
	Other Receivables, Deposits and Prepayments	102,971	104,365
	Amount Owing by Associated Companies	-	60
	Fixed Deposits	388,400	376,673
	Cash and Bank Balances	62,295	50,086
		1,091,414	1,046,789
8.	Current Liabilities		
	Trade Payables	90,152	88,471
	Other Payables	156,791	113,931
	Taxation	6,162	9,929
	Bank Overdrafts	12,012	19,621
	Term Loans	43,364	93,116
	Finance Leases	50	117
	Proposed Dividends	46,020	46,020
		354,551	371,205
9.	Net Current Assets	736,863	675,584
		3,422,458	3,366,917
10.	Shareholders' Funds		
	Share Capital	712,516	712,516
	Reserves		
	Capital Reserve	1,150,519	1,150,482
	Capital Redemption Reserve	6,685	6,685
	General Reserve	14,337	14,337
	Revaluation Reserve	53,345	53,345
	Retained Profit	1,380,801	1,304,161
	Exchange Fluctuation Reserve	(22,608)	860
		3,295,595	3,242,386
	Less: Cost of Treasury Shares	(12,382)	(12,382)
		3,283,213	3,230,004
11.	Minority Interests	111,361	109,512
12.	Deferred Taxation	16,389	15,465
13.	Provision for Retirement Benefits	10,259	10,475
14.	Finance Leases	215	207
15.	Term Loans	1,021	1,254
		3,422,458	3,366,917
16.	Net tangible assets per share (RM)	4.57	4.50

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes

1. Accounting Policies

The accounting policies and methods of computation used in the preparation of the quarterly financial statements are consistent with those adopted in the annual financial statements for the year ended 30 September 2001.

2. Exceptional Items

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/12/2001 RM'000	Preceding Year Corresponding Quarter 31/12/2000 RM'000	Current Year To-date 31/12/2001 RM'000	Preceding Year Corresponding Period 31/12/2000 RM'000
Surplus arising from government acquisitions of land	-	10	-	10
(Deficit)/Surplus on sale of investments	(68)	457	(68)	457
Amortisation of intangible assets	(254)	(253)	(254)	(253)
Total	(322)	214	(322)	214

3. Extraordinary Items

There were no extraordinary items for the current quarter and financial year to-date.

4. Taxation

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/12/2001 RM'000	Preceding Year Corresponding Quarter 31/12/2000 RM'000	Current Year To-date 31/12/2001 RM'000	Preceding Year Corresponding Period 31/12/2000 RM'000
Malaysian taxation	9,750	3,626	9,750	3,626
Overseas taxation	4,308	6,019	4,308	6,019
Transfer to deferred taxation	916	176	916	176
	14,974	9,821	14,974	9,821
(Over)/Under provision in respect of previous years	(571)	4	(571)	4
	14,403	9,825	14,403	9,825
Share of associated companies' taxation	88	322	88	322
	14,491	10,147	14,491	10,147

The effective tax rate for the current quarter and financial year-to-date is lower than the statutory tax rate due principally to availability of unabsorbed tax losses and tax allowances brought forward to set off against the profit for the current period of certain subsidiary companies.

5. Sale of Unquoted Investments and Properties

There was no sale of the unquoted investments and properties by the Group during the current quarter and financial year to-date.

6. Quoted Securities

(a) Purchases and sales of quoted securities for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/12/2001 RM'000	Preceding Year Corresponding Quarter 31/12/2000 RM'000	Current Year To-date 31/12/2001 RM'000	Preceding Year Corresponding Period 31/12/2000 RM'000
Purchase of quoted securities	3,195	6,725	3,195	6,725
Sales proceeds of quoted securities	2,059	2,293	2,059	2,293
(Deficit)/Surplus on sales of quoted securities	(68)	457	(68)	457

(b) Investments in quoted shares as at end of the reporting period were as follows : -

	As at End of Current Quarter 31/12/2001 RM'000	As at Preceding Financial Year End 30/9/2001 RM'000
At cost		
- Associated companies	156,322	156,322
- Other investments	89,941	88,876
	246,263	245,198
At carrying value less provision		
- Associated companies	400,321	403,186
- Other investments	78,992	77,927
	479,313	481,113
At market value		
- Associated companies	424,744	300,471
- Other investments	61,945	58,640
	486,689	359,111

7. Changes in the Composition of the Group

The results of the Group for the current quarter and financial year to-date have not been affected by any form of changes in the composition of the Group.

8. Status of Corporate Proposal Announced

On 5 July 2001, the Company made an announcement to the relevant stock exchanges that its wholly owned subsidiary, KL-Kepong Property Holdings Sdn Bhd ("KLKPH"), entered into a conditional Sale & Purchase Agreement with Land & General Bhd ("L&G"), Clarity Crest Sdn Bhd ("CCSB") and Key Century Sdn Bhd ("KCSB") to among others, terminate an existing Joint Venture Agreement entered into between KLKPH and L&G on 8 October 1993 subject to the approvals being obtained from the following :-

(a) the Foreign Investment Committee ("FIC");
(b) the shareholders of L&G at an extraordinary general meeting to be convened;
(c) the shareholders of KLKPH, CCSB and KCSB;
(d) the Estate Land Board ("ELB"); and
(e) any other relevant authorities.

Approvals from FIC and the shareholders of KLKPH have been obtained. The meetings to obtain the approvals from shareholders of L&G, CCSB and KCSB have yet to be convened. The approval from ELB remains outstanding.

9. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

10. Group Borrowings
As at the end of the reporting period, the Group's borrowings were as follows :-

	As At End of Current Quarter 31/12/2001		As At Preceding Financial Year End 30/9/2001	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Term Loans				
Repayable within 12 months :-				
- Secured	37,417	GBP6,780	33,918	GBP6,060
	972	AUD500	2,590	AUD1,400
	477	CAD200	465	CAD193
	-	-	49,350	USD13,000
	38,866		86,323	
- Unsecured	4,498	Rmb9,800	6,793	Rmb14,800
	43,364		93,116	
Repayable after 12 months :-				
- Secured	1,021	CAD426	1,254	CAD520
(b) Bank Overdraft				
- Secured	8,334	USD2,191	7,679	USD2,023
	-	-	6,528	CAD2,714
	-	-	2,232	GBP398
	8,334		16,439	
- Unsecured	3,120	GBP565	2,956	GBP528
	270	HKD553	105	HKD215
	288		121	
	3,678		3,182	
	12,012		19,621	

11. Contingent Liabilities
There were no contingent liabilities as at the date of this report.

12. Financial Instruments with Off Balance Sheet Risk
As at the date of this report, the Group does not have any material financial instruments with off balance sheet risk.

13. Material Litigation
There were no pending material litigation as at the date of this report.

14. Segment Information
Analysis by industry

	Turnover		Profit/(Loss) Before Tax		Total Assets Employed	
	31/12/2001 RM'000	31/12/2000 RM'000	31/12/2001 RM'000	31/12/2000 RM'000	31/12/2001 RM'000	30/9/2001 RM'000
Plantation	202,337	167,788	47,836	15,379	2,004,727	1,990,447
Manufacturing	197,818	197,468	16,033	23,028	648,958	652,932
Retailing	224,022	212,442	27,788	29,037	370,592	374,502
Investment holding	3,540	4,889	3,540	4,889	218,632	186,211
Others	3,810	2,904	1,197	603	29,061	23,577
	631,527	585,491	96,394	72,936	3,271,970	3,227,669
Exceptional items	-	-	(322)	214	-	-
Associated companies	-	-	101	328	505,039	510,453
Corporate expenses	-	-	(1,715)	(1,573)	-	-
TOTAL	631,527	585,491	94,458	71,905	3,777,009	3,738,122

Analysis by geographical location

	Turnover		Profit/(Loss) Before Tax		Total Assets Employed	
	31/12/2001 RM'000	31/12/2000 RM'000	31/12/2001 RM'000	31/12/2000 RM'000	31/12/2001 RM'000	30/9/2001 RM'000
Malaysia	338,665	294,727	65,940	40,142	2,402,739	2,349,159
America	140,075	127,173	17,652	15,173	201,584	183,212
Europe	81,332	91,766	3,736	9,061	289,063	288,398
People's Republic of China	45,701	44,513	1,652	786	100,158	98,830
Australia	15,987	13,407	5,284	4,035	31,422	27,338
Indonesia	6,851	10,854	(199)	1,534	241,637	276,157
Others	2,916	3,051	614	632	5,367	4,575
	631,527	585,491	94,679	71,363	3,271,970	3,227,669
Exceptional items	-	-	(322)	214	-	-
Associated companies						
- Malaysia	-	-	101	328	104,717	107,267
- Europe	-	-	-	-	351,611	354,862
- People's Republic of China	-	-	-	-	48,711	48,324
TOTAL	631,527	585,491	94,458	71,905	3,777,009	3,738,122

Comparative figures in respect of the geographical locations in America, Europe and Australia have been reclassified to conform with current quarter's presentation.

15. Variation of Results to Preceding Quarter

For the first quarter ended 31 December 2001, the improvement of 145.0% in the pre-tax profit of the Group to RM94.5 million when compared to the profit of RM38.5 million achieved in the preceding quarter ended 30 September 2001, was attributed to the significant increase in plantation profits owing to better palm product prices achieved as well as higher FFB crop production. A higher contribution was also recorded by the retailing sector due to seasonal sales.

16. Review of Performance

The Group's pre-tax profit for the first quarter ended 31 December 2001 when compared to last year's same quarter, increased by 31.4% to RM94.5 million. The improvement in this quarter's results came from higher plantation profits which benefited from the increase in the palm product prices as well as higher FFB crop production.

17. Subsequent Material Events

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the financial statement for the said period.

18. Seasonal or Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

19. Current Year's Prospects

With the anticipated increase in FFB crop production and assuming current favourable palm product prices are sustainable, the Directors are of the opinion that the current financial year's profit for the Group will be higher than that of the preceding year.

20. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

21. Dividend

The Directors do not recommend the payment of dividends for the first quarter ended 31 December 2001.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 February 2002

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 08-02-2002 03:40:43 PM
Reference No KL-020208-BEF8B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

CHANGE OF NAME OF SUBSIDIARY

* **Contents :-**

We wish to inform that Masif Healthcare Products Sdn Bhd, a wholly-owned subsidiary of KLK, has changed its name to "**KL-Kepong Rubber Products Sdn. Bhd.**" with effect from 7th February 2002.

Official notification of the change was received from the Registrar of Companies today.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 30-01-2002 03:57:16 PM
Reference No KL-020129-1DA27

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**TWENTY-NINTH ANNUAL GENERAL MEETING ("AGM")
HELD ON 30TH JANUARY, 2002**

* **Contents :-**

KLK wishes to advise that all the ordinary and special business as set out in the Notice of Meeting dated 4th January, 2002 were duly passed by shareholders at the 29th AGM of KLK held earlier today.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

/fsc

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 04-01-2002 03:18:27 PM
Reference No KL-020103-0ECC1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

TWENTY-NINTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to announce that the Company's Twenty-ninth Annual General Meeting will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan on Wednesday, 30 January 2002 at 12.30 p.m. The Notice of Meeting is set out in the attachment below.

KLK2001Notice.p

/mcl

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

NOTICE OF MEETING

Notice is hereby given that the Twenty-ninth Annual General Meeting of the Company will be held at the registered office, Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 30th January, 2002 at 12.30 p.m. for the following purposes:-

1. To receive and consider the financial statements for the year ended 30th September, 2001 and the Directors' and Auditors' reports thereon. (ORDINARY RESOLUTION 1)

2. To sanction the payment of a final dividend of 9 sen per share less 28% Malaysian Income Tax. (ORDINARY RESOLUTION 2)

3. To re-elect the following Directors:-

   (i) R. M. Alias (ORDINARY RESOLUTION 3)
   (ii) Dato' Lee Soon Hian (ORDINARY RESOLUTION 4)

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:-

   (i) Yeoh Chin Hin (ORDINARY RESOLUTION 5)
   (ii) Charles Letts (ORDINARY RESOLUTION 6)
   (iii) Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman (ORDINARY RESOLUTION 7)
   (iv) Tan Sri Dato' Thong Yaw Hong (ORDINARY RESOLUTION 8)

5. To fix and approve Directors' fees for the year ended 30th September, 2001 amounting to RM671,000. (ORDINARY RESOLUTION 9)

6. To appoint Auditors and to authorise the Directors to fix their remuneration. (ORDINARY RESOLUTION 10)

7. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following Resolutions:-

   (i) **PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY** (ORDINARY RESOLUTION 11)

   THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through the Kuala Lumpur Stock Exchange upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 2.8% of the total issued and paid-up share capital of the Company (equivalent to 20,000,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 710,177,128 shares of RM1.00 each as at 5th December, 2001) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30th September, 2001 was RM699 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

   AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by the Kuala Lumpur Stock Exchange or any other relevant authority.

(ii) **PROPOSED SHAREHOLDERS' MANDATE IN RELATION TO RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE** (ORDINARY RESOLUTION 12)

THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the day to day operations and on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in Appendix I of the Circular to Shareholders dated 4th January, 2002 ("the Mandate");

THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may be considered expedient or necessary to give full effect to the Mandate with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting);

AND THAT the transactions entered into prior to the date of this resolution by the Company and/or its subsidiary companies involving the interests of such related parties be and are hereby ratified.

(iii) **PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION** (SPECIAL RESOLUTION 13)

THAT the Articles of Association as set out in Appendix II of the Company's Circular to Shareholders dated 4th January, 2002 be and is hereby adopted as the new Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

8. To transact any other ordinary business of the Company.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

4th January, 2002.

NOTES

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.

(3) The final dividend, if approved, will be paid on 4th March, 2002 to all shareholders on the Register of Members as at 5th February, 2002.
A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of:-
   (i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 31st January, 2002 in respect of shares which are exempted from Mandatory Deposit;
   (ii) Shares transferred into the Depositor's securities account before 12.30 p.m. on 5th February, 2002 in respect of ordinary transfers; and
   (iii) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.
Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 5th February, 2002 will be registered for entitlements to the dividend payment.

(4) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for Resolutions 3 to 8 are shown on pages 6 to 9 of the 2001 Annual Report and Financial Statements.

(5) For Resolutions 11, 12 and 13, further information on the Share Buy-Back, Shareholders' Mandate on recurrent Related Party Transactions and Adoption of New Articles of Association respectively are set out in the Circular to Shareholders of the Company dated 4th January, 2002 which is despatched together with the Company's 2001 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements).

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 27-11-2001 04:59:20 PM
Reference No KL-011127-AEE18

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Kuala Lumpur Kepong Berhad ("KLK" or "the Company")
- Proposed Authority to Buy Back its Own Shares by the Company
- Proposed Shareholders' Mandate in relation to the recurrent Related Party Transactions of a Revenue or Trading Nature
- Proposed Adoption of New Articles of Association
("hereinafter referred to as "Proposals")

* **Contents :-**

1. Introduction

KLK wishes to announce that it will be seeking the shareholders' approvals on the following Proposals at its forthcoming Annual General Meeting to be convened on 30 January 2002:

- Proposed Authority to Buy Back its Own Shares by the Company ["Proposed Share Buy Back"]
- Proposed Shareholders' Mandate in relation to recurrent Related Party Transactions of a Revenue or Trading Nature ["Proposed Shareholders' Mandate"]
- Proposed Adoption of New Articles of Association ["Proposed Adoption of New Articles"]

2 Proposed Share Buy Back

The mandate granted at the Annual General Meeting ("AGM") of the Company held on 21 February 2001, by the shareholders of KLK to the Directors for the Company to buy back KLK's own Shares, will expire at the conclusion of the forthcoming AGM of KLK to be held on 30 January 2002. Your Board has proposed that a fresh mandate be sought from the shareholders for the Company to buy back its own Shares of up to a limit of approximately 2.8% of the Issued and Paid-up Share Capital (excluding treasury shares) of KLK or equivalent to 20 million Shares of the Company. Your Directors intend to retain

the purchased Shares as treasury shares, cancel the Shares purchased or a combination of both.

A maximum amount not exceeding RM699 million representing the total retained profits of the Company as at 30 September 2001 will be allocated for the Proposed Share Buy Back. The funding for the Proposed Share Buy Back will be solely from internally generated funds.

The Proposed Share Buy Back, if exercised, is expected to benefit the Company and its shareholders as follows:

- The Company would expect to enhance the earnings per share of the Group (in the case where the Directors resolve to cancel the Shares so purchased and/or retain the Shares in treasury and the treasury shares are not subsequently resold), and thereby long term investors are expected to enjoy a corresponding increase in the value of their investments in the Company; and

- If the Shares bought back are kept as treasury shares, it will give the Directors an option to sell the Shares so purchased at a higher price and therefore achieve an exceptional gain for the Company. Alternatively the Shares so purchased can be distributed as share dividends to shareholders.

3. **Proposed Shareholders' Mandate**

KLK had announced on 20 August 2001 that it will be seeking shareholders' approval/ratification on the recurrent Related Party Transactions which are necessary for the Group's day-to-day operations in the ordinary course of business and on terms not more favourable to the Related Parties than those generally available to the public and not to the detriment of the minority shareholders, at a general meeting of the Company to be convened before 31 January 2002.

The procurement of the Proposed Shareholders' Mandate would eliminate the need to announce and/or convene separate general meetings for the purpose of the shareholders' approval as and when potential recurrent Related Party Transactions arise, thereby reducing substantially administrative time, effort and expenses associated with otherwise convening such meetings on an ad hoc basis.

The Proposed Shareholders' Mandate, if approved, is subject to annual renewal and will be in force at any time from the date of the Mandate until the next AGM of the Company.

4. **Proposed Adoption of New Articles**

Your Board proposes to adopt a New Articles of Association to ensure that the existing Articles of Association of KLK are updated to be consistent and complies with the provisions of the Kuala Lumpur Stock Exchange Listing Requirements, Securities Industry (Central Depositories) Act, 1991 and the Rules of the Malaysian Central Depositories Sdn Bhd.

5. **Directors' Recommendations**

The Directors, after due consideration of all aspects of the Proposals, are of the opinion that the Proposals are in the best interests of the Company and its shareholders.

6. **Circular to Shareholders**

Details of the Proposals will be contained in the Circular to Shareholders which will be despatched to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Result Announcement

Submitted by KUALA LUMPUR KEPONG on 26-11-2001 04:59:12 PM
Reference No KL-011126-062EA

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J C Lim
* Designation : Company Secretary

* **Financial Year End** : 30-09-2001

* **Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended
*** 30-09-2001 .**

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	30-09-2001	30-09-2000	30-09-2001	30-09-2000
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Revenue	519,882	552,062	2,041,614	2,224,096
	(b)	Investment income	1,055	910	3,091	4,504
	(c)	Other income	6,301	6,661	22,833	23,940
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	67,543	50,240	244,339	277,359
	(b)	Finance Cost	-1,226	-1,461	-3,935	-6,482
	(c)	Depreciation and amortisation	-25,418	-27,851	-85,748	-90,287
	(d)	Exceptional items	-24,812	26,488	-80,515	48,513
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	16,087	47,416	74,141	229,103

(f)	Share of profits and losses of associated companies	22,461	29,681	32,418	60,976
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	38,548	77,097	106,559	290,079
(h)	Income tax	-17,774	-27,254	-29,837	-73,926
(i) (i)	Profit/(loss) after income tax before deducting minority interests	20,774	49,843	76,722	216,153
(ii)	Minority interests	-3,262	-3,444	-15,522	-14,273
(j)	Pre-acquisition profit/(loss), if applicable	0	0	0	0
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	17,512	46,399	61,200	201,880
(l) (i)	Extraordinary items	0	0	0	0
(ii)	Minority interests	0	0	0	0
(iii)	Extraordinary items attributable to members of the company	0	0	0	0
(m)	Net profit/ (loss) attributable to members of the company	17,512	46,399	61,200	201,880
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	2.47	6.53	8.62	28.43
(b)	Fully diluted (based on ordinary shares - sen)				
4 (a)	Dividend per share (sen)	9.00	14.00	15.00	20.00
(b)	Dividend Description	Final dividend of 9 sen per share less 28% income tax.			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	4.5000	4.5300

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

pnl bs.xls notes.doc

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

Quarterly report on consolidated results for the fourth quarter ended 30 September 2001
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/9/2001 RM '000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2000 RM '000	CURRENT YEAR TO-DATE 30/9/2001 RM '000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2000 RM '000
1.	(a) Revenue	519,882	552,062	2,041,614	2,224,096
	(b) Investment income	1,055	910	3,091	4,504
	(c) Other income	6,301	6,661	22,833	23,940
2.	(a) Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	67,543	50,240	244,339	277,359
	(b) Finance cost	(1,226)	(1,461)	(3,935)	(6,482)
	(c) Depreciation and amortisation	(25,418)	(27,851)	(85,748)	(90,287)
	(d) Exceptional items	(24,812)	26,488	(80,515)	48,513
	(e) Profit/(loss) before income tax, minority interests and extraordinary items	16,087	47,416	74,141	229,103
	(f) Share of profits and losses of associated companies	22,461	29,681	32,418	60,976
	(g) Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	38,548	77,097	106,559	290,079
	(h) Income tax	(17,774)	(27,254)	(29,837)	(73,926)
	(i) (i) Profit/(loss) after income tax before deducting minority interests	20,774	49,843	76,722	216,153
	(ii) Minority interests	(3,262)	(3,444)	(15,522)	(14,273)
	(j) Pre-acquisition profit/(loss), if applicable	-	-	-	-
	(k) Net profit/(loss) from ordinary activities attributable to members of the company	17,512	46,399	61,200	201,880
	(l) (i) Extraordinary items	-	-	-	-
	(ii) Minority interests	-	-	-	-
	(iii) Extraordinary items attributable to members of the company	-	-	-	-
	(m) Net profit/(loss) attributable to members of the company	17,512	46,399	61,200	201,880

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2001	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2000	CURRENT YEAR TO-DATE 30/9/2001	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2000
3. Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-				
(a) Basic (based on 710,177,128 [2000 : 710,177,128] ordinary shares) (sen)	2.47	6.53	8.62	28.43
(b) Fully diluted (based on _____________ ordinary shares) (sen)	N/A	N/A	N/A	N/A
4. (a) Dividend per share (sen)	9	14	15	20
(b) Dividend description	Final dividend of 9 sen per share less 28% income tax.			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5. Net tangible assets per share (RM)	4.50	4.53

N/A - Not Applicable.

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 30/9/2001 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2000 RM'000
1.	Property, Plant and Equipment	1,995,828	1,956,345
2.	Property Development	69,711	68,907
3.	Investment in Associated Companies	510,453	583,129
4.	Other Investments	79,942	85,704
5.	Intangible Assets	18,772	19,928
6.	Goodwill on Consolidation	16,687	14,929
		2,691,393	2,728,942
7.	Current Assets		
	Inventories	366,498	328,446
	Trade Receivables	149,107	161,009
	Other Receivables, Deposits and Prepayments	104,365	91,272
	Fixed Deposits	376,673	403,562
	Cash and Bank Balances	50,086	38,220
		1,046,729	1,022,509
8.	Current Liabilities		
	Trade Payables	88,471	83,934
	Other Payables	113,931	114,854
	Taxation	9,929	8,856
	Bank Overdrafts	19,621	45,193
	Term Loans	93,116	34,157
	Short Term Borrowings	-	11,690
	Finance Leases	117	250
	Proposed Dividends	46,020	71,586
		371,205	370,520
9.	Net Current Assets	675,524	651,989
		3,366,917	3,380,931
10.	Shareholders' Funds		
	Share Capital	712,516	712,516
	Reserves		
	Capital Reserve	1,150,482	1,155,554
	Capital Redemption Reserve	6,685	5,185
	General Reserve	14,337	14,337
	Revaluation Reserve	53,345	53,345
	Retained Profit	1,304,161	1,308,174
	Exchange Fluctuation Reserve	860	14,210
		3,242,386	3,263,321
	Less: Cost of Treasury Shares	(12,382)	(12,382)
		3,230,004	3,250,939
11.	Minority Interests	109,512	103,590
12.	Deferred Taxation	15,465	14,250
13.	Provision for Retirement Benefits	10,475	10,036
14.	Finance Leases	207	355
15.	Term Loans	1,254	1,761
		3,366,917	3,380,931
16.	Net tangible assets per share (RM)	4.50	4.53

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

Notes

1. Accounting Policies

The accounting policies and methods of computation used in the preparation of the quarterly financial statements are consistent with those adopted in the annual financial statements for the year ended 30 September 2000.

2. Exceptional Items

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 30/9/2001 RM'000	Preceding Year Corresponding Quarter 30/9/2000 RM'000	Current Year To-date 30/9/2001 RM'000	Preceding Year Corresponding Period 30/9/2000 RM'000
Surplus arising from government acquisitions of land	193	1,406	831	23,684
(Deficit)/Surplus on sale of properties	-	(92)	-	2,234
Surplus on sale of investments	2,039	750	521	5,970
Amortisation of intangible assets	(385)	(292)	(1,144)	(1,129)
Provision for diminution in value of investments	(3,226)	(5,074)	(3,226)	(5,074)
Share of associated companies' exceptional items :-				
- Amortisation of goodwill	(7,642)	(7,965)	(15,352)	(14,927)
- Sale and termination of businesses	(15,833)	37,755	(57,834)	37,755
- Cost of fundamental restructuring	13	-	(2,771)	-
- Provision for diminution in value of investments	29	-	(1,540)	-
	(23,433)	29,790	(77,497)	22,828
Total	(24,812)	26,488	(80,515)	48,513

3. Extraordinary Items

There were no extraordinary items for the current quarter and financial year to-date.

4. Taxation

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 30/9/2001 RM'000	Preceding Year Corresponding Quarter 30/9/2000 RM'000	Current Year To-date 30/9/2001 RM'000	Preceding Year Corresponding Period 30/9/2000 RM'000
Malaysian taxation	11,767	2,219	20,310	36,189
Overseas taxation	(1,613)	(888)	2,555	3,443
Transfer to deferred taxation	1,416	5,364	1,248	5,130
	11,570	6,695	24,113	44,762
Under provision in respect of previous years	16	23	31	23
	11,586	6,718	24,144	44,785
Share of associated companies' taxation	6,188	20,536	5,693	29,141
	17,774	27,254	29,837	73,926

The effective tax rate for the current quarter is higher than the statutory tax rate due principally to the Group's share of the non-tax deductible exceptional charges from the associated companies.

5. Sale of Unquoted Investments and Properties

There was no profit or loss from the sale of the unquoted investment by the Group during the current quarter and financial year to-date. There was no sale of properties during the current quarter and financial year to-date.

6. Quoted Securities

(a) Purchases and sales of quoted securities for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 30/9/2001 RM'000	Preceding Year Corresponding Quarter 30/9/2000 RM'000	Current Year To-date 30/9/2001 RM'000	Preceding Year Corresponding Period 30/9/2000 RM'000
Purchase of quoted securities	2,733	10,800	16,898	45,454
Sales proceeds of quoted securities	7,546	4,147	15,811	21,329
Surplus on sales of quoted securities	2,039	750	521	5,970

(b) Investments in quoted shares as at end of the reporting period were as follows : -

	As at End of Current Quarter 30/9/2001 RM'000	As at Preceding Financial Year End 30/9/2000 RM'000
At cost		
- Associated companies	156,322	156,322
- Other investments	88,876	87,262
	245,198	243,584
At carrying value less provision		
- Associated companies	403,186	469,391
- Other investments	77,927	79,537
	481,113	548,928
At market value		
- Associated companies	300,471	314,612
- Other investments	58,640	67,515
	359,111	382,127

7. Changes in the Composition of the Group

The results of the Group for the current quarter and financial year to-date have not been affected by any form of changes in the composition of the Group.

8. Status of Corporate Proposal Announced

On 5 July 2001, the Company made an announcement to the Kuala Lumpur Stock Exchange that its wholly owned subsidiary, KL-Kepong Property Holdings Sdn Bhd ("KLKPH"), entered into a conditional Sale & Purchase Agreement with Land & General Bhd ("L&G"), Clarity Crest Sdn Bhd ("CCSB") and Key Century Sdn Bhd

("KCSB") to among others, terminate an existing Joint Venture Agreement entered into between KLKPH and L&G on 8 October 1993 subject to the approvals being obtained from the following :-

(a) the Foreign Investment Committee ("FIC");
(b) the shareholders of L&G at an extraordinary general meeting to be convened;
(c) the shareholders of KLKPH, CCSB and KCSB;
(d) the Estate Land Board ("ELB"); and
(e) any other relevant authorities.

Approvals from FIC and the shareholders of KLKPH have been obtained. The submission to ELB has been made and approval is pending.

9. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

10. Group Borrowings
As at the end of the reporting period, the Group's borrowings were as follows :-

	As At End of Current Quarter 30/9/2001		As At Preceding Financial Year End 30/9/2000	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Term Loans				
Repayable within 12 months :-				
- Secured	49,350	USD13,000	30,369	USD7,999
	33,918	GBP6,060	3,110	GBP560
	2,590	AUD1,400	300	AUD145
	465	CAD193	378	CAD149
	86,323		34,157	
- Unsecured	6,793	Rmb14,800	-	-
	93,116		34,157	
Repayable after 12 months :-				
- Secured	1,254	CAD520	628	CAD248
	-		1,133	AUD547
	1,254		1,761	
(b) Short Term Borrowings (unsecured)				
Export Credit Refinancing Loans	-		11,690	

	As At End of Current Quarter 30/9/2001		As At Preceding Financial Year End 30/9/2000	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(c) Bank Overdraft				
- Secured	7,679	USD2,023	5,076	USD1,337
	6,528	CAD2,714	11,663	CAD4,608
	2,232	GBP398	19,556	GBP3,521
	-	-	6	DM3
	16,439		36,301	
- Unsecured	2,956	GBP528	7,601	GBP1,368
	105	HKD215	1,291	HKD2,650
	121		-	
	3,182		8,892	
	19,621		45,193	

11. Contingent Liabilities
There were no contingent liabilities as at the date of this report.

12. Financial Instruments with Off Balance Sheet Risk
As at the date of this report, the Group does not have any material financial instruments with off balance sheet risk.

13. Material Litigation
There were no pending material litigation as at the date of this report.

14. Segment Information
Analysis by industry

	Turnover		Profit/(Loss) Before Tax		Total Assets Employed	
	30/9/2001 RM'000	30/9/2000 RM'000	30/9/2001 RM'000	30/9/2000 RM'000	30/9/2001 RM'000	30/9/2000 RM'000
Plantation	665,702	823,305	42,442	126,142	1,990,447	2,078,177
Manufacturing	805,843	835,173	93,511	77,187	652,932	555,254
Retailing	545,073	526,215	9,916	(36,354)	374,502	324,174
Investment holding	19,548	22,967	19,548	22,967	186,211	187,271
Others	5,448	16,436	(1,289)	(1,347)	23,577	23,446
	2,041,614	2,224,096	164,128	188,595	3,227,669	3,168,322
Exceptional items	-	-	(80,515)	48,513	-	-
Associated companies	-	-	32,418	60,976	510,453	583,129
Corporate expenses	-	-	(9,472)	(8,005)	-	-
TOTAL	2,041,614	2,224,096	106,559	290,079	3,738,122	3,751,451

Analysis by geographical location

	Turnover		Profit/(Loss) Before Tax		Total Assets Employed	
	30/9/2001 RM'000	30/9/2000 RM'000	30/9/2001 RM'000	30/9/2000 RM'000	30/9/2001 RM'000	30/9/2000 RM'000
Malaysia	1,173,019	1,379,266	136,218	207,657	2,349,159	2,349,344
Australia	3,334	13,256	934	257	14,392	14,724
People's Republic of China	190,648	178,788	5,068	5,168	98,830	104,527
Europe and America	620,751	625,391	10,278	(33,920)	484,556	461,763
Indonesia	47,508	22,203	2,069	1,420	276,157	234,149
Others	6,354	5,192	89	8	4,575	3,815
	2,041,614	2,224,096	154,656	180,590	3,227,669	3,168,322
Exceptional items	-	-	(80,515)	48,513	-	-
Associated companies						
- Malaysia	-	-	2,336	2,102	107,267	112,345
- People's Republic of China	-	-	(3,936)	(1,520)	48,324	47,788
- Europe	-	-	34,018	60,394	354,862	422,996
TOTAL	2,041,614	2,224,096	106,559	290,079	3,738,122	3,751,451

15. Variation of Results to Preceding Quarter

The Group's pre-tax profit for the 4th Quarter ended 30 September 2001 had improved 107.1% to RM38.5 million when compared to the preceding quarter's profit. The much improved results recorded by the retailing sector contributed to the current quarter's increase in profit.

16. Review of Performance

For the 4th Quarter under review, the pre-tax profit of the Group dropped by 50.0% to RM38.5 million when compared to the profit achieved in last year's corresponding period. The reduction in the current quarter's profit was caused by the decrease in the plantation profit due to lower palm product prices and the adverse impact of the Group's share of the exceptional charges and decline in profit of its major associate, Yule Catto & Co Plc. However, the results achieved by the retailing sector had improved.

For the year ended 30 September 2001, the Group's profit before tax felled 63.3% to RM106.6 million when compared to that of the preceding year. Whilst the manufacturing and rêtailing sectors recorded stronger gains, the reduced overall profit for the year was attributed to the poor performance by the plantation sector and the share of exceptional charges and lower profit from the Group's major associate, Yule Catto & Co Plc.

17. Subsequent Material Events

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the financial statement for the said period.

18. Seasonal or Cyclical Factors

The operation of the Group's plantation sector is influenced by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

19. Current Year's Prospects

The Directors are of the opinion that the Group's profit for the current financial year ending 30 September 2002 is expected to be higher than that of the previous year in view of an anticipated increase in FFB crop production and that the current higher palm product prices are sustainable.

20. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

21. Dividend

(a) (i) A final ordinary dividend has been recommended;

(ii) The amount per share : 9 sen less 28% Malaysian income tax;

(iii) The previous corresponding period :-

Final Dividend : 9 sen per share less 28% Malaysian income tax
Special Dividend : 5 sen per share less 28% Malaysian income tax

(iv) The date payable : 4 March 2002 to shareholders registered on the Company's Register as at 5 February 2002.

(v) A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 31 January 2002 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 12.30 p.m. on 5 February 2002 in respect of ordinary transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 5 February 2002 will be registered for entitlements to the dividend payment.

(b) Total dividend for the current financial year is 15 sen per share (2000 : 20 sen per share) less 28% Malaysian income tax.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

26 November 2001

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by KUALA LUMPUR KEPONG on 26-11-2001 05:00:35 PM
Reference No KL-011126-0E826

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

* Entitlement date :**05-02-2002**
* Entitlement time :**12:30:00 PM**
* Entitlement subject :**Final Dividend**
* Entitlement description

A final dividend of 9% gross less 28% Malaysian Income Tax.

Period of interest payment : to

Financial Year End :**30-09-2001**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan
Tel: 605-241 7844

Payment date :**04-03-2002**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**05-02-2002**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**31-01-2002**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ Ratio ○ RM ● **Percentage**

* Entitlement in percentage (%) :**9**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 5 February, 2002 will be registered for entitlements to the dividend payment.

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 18-09-2001 04:22:37 PM
Reference No KL-010918-D6EF3

* Announcement reference number	:	**KL-010918-7EC4E**
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")

Proposed acquisition by KL-Kepong Property Holdings Sdn Bhd ("KLKPH") of estate land totalling in area 1,529.78 acres from Clarity Crest Sdn Bhd ("CCSB") for a cash consideration of RM45,893,400

Proposed disposal by KLKPH of its 30% equity interests held respectively in CCSB, Lembah Beringin Sdn Bhd and Key Century Sdn Bhd to Land & General Berhad for a total cash consideration of RM13,821,300

* **Contents :-**

Reference is made to the announcement on 5 July 2001.

The Board of Directors of KLK is pleased to announce that the Company has received the approval of the Foreign Investment Committee via its letters dated 7 and 18 September 2001 approving the acquisition by KLKPH of estate land totalling in area 1,529.78 acres from CCSB for a cash consideration of RM45,893,400.

/mcl

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 06-09-2001 04:35:50 PM
Reference No KL-010906-F4A85

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NEW SUBSIDIARY
KLK ASSURANCE (LABUAN) LIMITED

* **Contents :-**

We wish to advise that Kuala Lumpur Kepong Berhad has on 5 September 2001 incorporated in the Federal Territory of Labuan a new subsidiary, KLK Assurance (Labuan) Limited ("KLK Assurance"), with a share capital of USD1 comprising 1 ordinary share of USD1 each. This new wholly-owned subsidiary is currently non-operational.

The activity of KLK Assurance is intended to be an offshore captive insurance company.

/mcl

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Result Announcement

Submitted by **KUALA LUMPUR KEPONG** on **22-08-2001 05:07:35 PM**
Reference No **KL-010822-1EA87**

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Kuala Lumpur Kepong Berhad**

* Stock name : **KLK**

* Stock code : **2445**

* Contact person : **J C Lim**

* Designation : **Company Secretary**

* **Financial Year End** : 30-09-2001

* **Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended
*** 30-06-2001 .**

* **The figures** ○ **have been audited** ● **have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		*	CURRENT YEAR QUARTER 30-06-2001 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-06-2000 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE 30-06-2001 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-06-2000 [dd/mm/yyyy] RM'000
1	(a)	Revenue	458,387	491,216	1,521,732	1,672,034
	(b)	Investment income	897	1,480	2,036	3,594
	(c)	Other income	4,933	4,601	16,532	17,279
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	40,165	57,054	176,796	227,119
	(b)	Finance Cost	-657	-1,642	-2,709	-5,021
	(c)	Depreciation and amortisation	-20,519	-20,876	-60,330	-62,436
	(d)	Exceptional items	-1,932	4,555	-55,703	22,025
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	17,057	39,091	58,054	181,687

(f)	Share of profits and losses of associated companies	1,557	-607	9,957	31,295
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	18,614	38,484	68,011	212,982
(h)	Income tax	-167	-7,059	-12,063	-46,672
(i) (i)	Profit/(loss) after income tax before deducting minority interests	18,447	31,425	55,948	166,310
(ii)	Minority interests	-3,951	-4,138	-12,260	-10,829
(j)	Pre-acquisition profit/(loss), if applicable	0	0	0	0
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	14,496	27,287	43,688	155,481
(l) (i)	Extraordinary items	0	0	0	0
(ii)	Minority interests	0	0	0	0
(iii)	Extraordinary items attributable to members of the company	0	0	0	0
(m)	Net profit/ (loss) attributable to members of the company	14,496	27,287	43,688	155,481
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	2.04	3.84	6.15	21.89
(b)	Fully diluted (based on ordinary shares - sen)				
4 (a)	Dividend per share (sen)			6.00	6.00
(b)	Dividend Description	Interim dividend of 6 sen per share less 28% income tax.			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	4.4600	4.5300

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

pnl bs.xls notes.doc

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

Quarterly report on consolidated results for the third quarter ended 30 June 2001
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/6/2001 RM '000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2000 RM '000	CURRENT YEAR TO-DATE 30/6/2001 RM '000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2000 RM '000
1.	(a) Revenue	458,387	491,216	1,521,732	1,672,034
	(b) Investment income	897	1,480	2,036	3,594
	(c) Other income	4,933	4,601	16,532	17,279
2.	(a) Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	40,165	57,054	176,796	227,119
	(b) Finance cost	(657)	(1,642)	(2,709)	(5,021)
	(c) Depreciation and amortisation	(20,519)	(20,876)	(60,330)	(62,436)
	(d) Exceptional items	(1,932)	4,555	(55,703)	22,025
	(e) Profit/(loss) before income tax, minority interests and extraordinary items	17,057	39,091	58,054	181,687
	(f) Share of profits and losses of associated companies	1,557	(607)	9,957	31,295
	(g) Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	18,614	38,484	68,011	212,982
	(h) Income tax	(167)	(7,059)	(12,063)	(46,672)
	(i) (i) Profit/(loss) after income tax before deducting minority interests	18,447	31,425	55,948	166,310
	(ii) Minority interests	(3,951)	(4,138)	(12,260)	(10,829)
	(j) Pre-acquisition profit/(loss), if applicable	-	-	-	-
	(k) Net profit/(loss) from ordinary activities attributable to members of the company	14,496	27,287	43,688	155,481
	(l) (i) Extraordinary items	-	-	-	-
	(ii) Minority interests	-	-	-	-
	(iii) Extraordinary items attributable to members of the company	-	-	-	-
	(m) Net profit/(loss) attributable to members of the company	14,496	27,287	43,688	155,481

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2001	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2000	CURRENT YEAR TO-DATE 30/6/2001	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2000
3. Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-				
(a) Basic (based on 710,177,128 [2000 : 710,177,128] ordinary shares) (sen)	2.04	3.84	6.15	21.89
(b) Fully diluted (based on ____________ ordinary shares) (sen)	N/A	N/A	N/A	N/A
4. (a) Dividend per share (sen)	N/A	N/A	6	6
(b) Dividend description	Interim dividend of 6 sen per share less 28% income tax.			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5. Net tangible assets per share (RM)	4.46	4.53

N/A - Not Applicable.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 30/6/2001 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2000 RM'000
1.	Property, Plant and Equipment	1,936,193	1,956,345
2.	Property Development	69,235	68,907
3.	Investment in Associated Companies	520,537	583,129
4.	Other Investments	89,970	85,704
5.	Intangible Assets	18,609	19,928
6.	Goodwill on Consolidation	16,687	14,929
		2,651,231	2,728,942
7.	Current Assets		
	Inventories	344,879	328,446
	Trade Receivables	127,021	161,009
	Other Receivables, Deposits and Prepayments	112,589	91,272
	Fixed Deposits	377,805	403,562
	Cash and Bank Balances	31,967	38,220
		994,261	1,022,509
8.	Current Liabilities		
	Trade Payables	94,050	83,934
	Other Payables	123,836	114,854
	Taxation	7,952	8,856
	Bank Overdrafts	39,956	45,193
	Term Loans	7,832	34,157
	Short Term Borrowings	4,314	11,690
	Finance Leases	21	250
	Proposed Dividends	30,680	71,586
		308,641	370,520
9.	Net Current Assets	685,620	651,989
		3,336,851	3,380,931
10.	Shareholders' Funds		
	Share Capital	712,516	712,516
	Reserves		
	Capital Reserve	1,151,476	1,155,554
	Capital Redemption Reserve	6,685	5,185
	General Reserve	14,337	14,337
	Revaluation Reserve	53,345	53,345
	Retained Profit	1,322,294	1,308,174
	Exchange Fluctuation Reserve	(44,917)	14,210
		3,215,736	3,263,321
	Less: Cost of Treasury Shares	(12,382)	(12,382)
		3,203,354	3,250,939
11.	Minority Interests	108,598	103,590
12.	Deferred Taxation	14,012	14,250
13.	Provision for Retirement Benefits	9,856	10,036
14.	Finance Leases	267	355
15.	Term Loans	764	1,761
		3,336,851	3,380,931
16.	Net tangible assets per share (RM)	4.46	4.53

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes

1. Accounting Policies

The accounting policies and methods of computation used in the preparation of the quarterly financial statements are consistent with those adopted in the annual financial statements for the year ended 30 September 2000.

2. Exceptional Items

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 30/6/2001 RM'000	Preceding Year Corresponding Quarter 30/6/2000 RM'000	Current Year To-date 30/6/2001 RM'000	Preceding Year Corresponding Period 30/6/2000 RM'000
Surplus arising from government acquisitions of land	16	827	638	22,278
Surplus on sale of properties	-	2,326	-	2,326
(Deficit)/Surplus on sales of investments	(1,673)	1,778	(1,518)	5,220
Amortisation of intangible assets	(275)	(276)	(759)	(837)
Share of associated companies' exceptional items :-				
- Amortisation of goodwill	-	(100)	(7,710)	(6,962)
- Sale and termination of businesses	-	-	(42,001)	-
- Cost of fundamental restructuring	-	-	(2,784)	-
- Provision for diminution in value of investments	-	-	(1,569)	-
	-	(100)	(54,064)	(6,962)
Total	(1,932)	4,555	(55,703)	22,025

3. Extraordinary Items

There were no extraordinary items for the current quarter and financial year to-date.

4. Taxation

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 30/6/2001 RM'000	Preceding Year Corresponding Quarter 30/6/2000 RM'000	Current Year To-date 30/6/2001 RM'000	Preceding Year Corresponding Period 30/6/2000 RM'000
Malaysian taxation	2,294	6,894	8,543	33,970
Overseas taxation	(669)	69	4,168	4,331
Transfer from deferred taxation	(305)	(191)	(168)	(234)
	1,320	6,772	12,543	38,067
(Over)/Under provision in respect of previous years	(7)	1	15	-
	1,313	6,773	12,558	38,067
Share of associated companies' taxation	(1,146)	286	(495)	8,605
	167	7,059	12,063	46,672

The effective tax rate for the current quarter and financial year to-date is lower than the statutory tax rate due principally to the utilisation of brought forward unabsorbed tax losses and capital allowances by certain subsidiary companies.

5. Sale of Unquoted Investments and Properties

There was no profit or loss from the sale of the unquoted investment by the Group during the current quarter and financial year to-date. There was no sale of properties during the current quarter and financial year to-date.

6. Quoted Securities

(a) Purchases and sales of quoted securities for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 30/6/2001 RM'000	Preceding Year Corresponding Quarter 30/6/2000 RM'000	Current Year To-date 30/6/2001 RM'000	Preceding Year Corresponding Period 30/6/2000 RM'000
Purchase of quoted securities	5,403	14,529	14,165	34,654
Sales proceeds of quoted securities	4,456	6,382	8,265	17,182
(Deficit)/Surplus on sales of quoted Securities	(1,673)	1,778	(1,518)	5,220

(b) Investments in quoted shares as at end of the reporting period were as follows : -

	As at End of Current Quarter 30/6/2001 RM'000	As at Preceding Financial Year End 30/9/2000 RM'000
At cost		
- Associated companies	156,322	156,322
- Other investments	91,594	87,262
	247,916	243,584
At carrying value less provision		
- Associated companies	412,369	469,391
- Other investments	83,870	79,537
	496,239	548,928
At market value		
- Associated companies	330,504	314,612
- Other investments	61,497	67,515
	392,001	382,127

7. Changes in the Composition of the Group

The results of the Group for the current quarter and financial year to-date have not been affected by any form of changes in the composition of the Group.

8. Status of Corporate Proposal Announced
On 5 July 2001 the Company made an announcement to the Kuala Lumpur Stock Exchange that its wholly owned subsidiary KL-Kepong Property Holdings Sdn Bhd ("KLKPH"), entered into a conditional Sale & Purchase Agreement with Land & General Bhd ("L&G"), Clarity Crest Sdn Bhd ("CCSB") and Key Century Sdn Bhd ("KCSB") to among others, terminate an existing Joint Venture Agreement entered into between KLKPH and L&G on 8 October 1993 subject to the approvals being obtained from the following :-

a. the Foreign Investment Committee ("FIC");
b. the Shareholders of L&G at an extraordinary general meeting to be convened;
c. the Shareholders of KLKPH, CCSB and KCSB;
d. the Estate Land Board ("ELB"); and
e. any other relevant authorities.

The submission to FIC has been made and approval is pending. Approval from the shareholders of KLKPH has been obtained. The application to ELB for their approval will be made at a later date.

9. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

10. Group Borrowings
As at the end of the reporting period, the Group's borrowings were as follows :-

	As At End of Current Quarter 30/6/2001		As At Preceding Financial Year End 30/9/2000	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Term Loans				
Repayable within 12 months :-				
- Secured	252	CAD101	378	CAD149
	2,990	GBP560	3,110	GBP560
	4,590	Rmb10,000	-	-
	-	-	300	AUD145
	-	-	30,369	USD7,999
	7,832		34,157	
Repayable after 12 months :-				
- Secured	577	CAD232	628	CAD248
	187	GBP35	-	-
	-	-	1,133	AUD547
	764		1,761	
(b) Short Term Borrowings (unsecured) Export Credit Refinancing Loans	4,314		11,690	

	As At End of Current Quarter 30/6/2001		As At Preceding Financial Year End 30/9/2000	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(c) Bank Overdraft				
- Secured	7,420	USD1,957	5,076	USD1,337
	7,563	CAD3,033	11,663	CAD4,608
	14,259	GBP2,670	19,556	GBP3,521
	1,919	AUD1,000	-	-
	-	-	6	DM3
	31,161		36,301	
- Unsecured	6,342	GBP1,187	7,601	GBP1,368
	1,787	HKD3,668	1,291	HKD2,650
	666		-	
	8,795		8,892	
	39,956		45,193	

11. Contingent Liabilities
There were no contingent liabilities as at the date of this report.

12. Financial Instruments with Off Balance Sheet Risk
As at the date of this report, the Group does not have any material financial instruments with off balance sheet risk.

13. Material Litigation
There were no pending material litigation as at the date of this report.

14. Segment Information
Analysis by industry

	Turnover		Profit/(Loss) Before Tax		Total Assets Employed	
	30/6/2001 RM'000	30/6/2000 RM'000	30/6/2001 RM'000	30/6/2000 RM'000	30/6/2001 RM'000	30/9/2000 RM'000
Plantation	494,739	624,308	37,593	110,876	1,984,682	2,091,945
Manufacturing	587,583	614,555	70,263	55,298	630,835	560,007
Retailing	419,972	407,223	(1,241)	(18,974)	300,947	333,022
Investment holding	14,714	17,830	14,714	17,830	175,868	144,976
Others	4,724	8,118	(1,386)	(208)	32,623	23,443
	1,521,732	1,672,034	119,943	164,822	3,124,955	3,153,393
Exceptional items	-	-	(55,703)	22,025	-	-
Associated companies	-	-	9,957	31,295	520,537	583,129
Corporate expenses	-	-	(6,186)	(5,160)	-	-
TOTAL	1,521,732	1,672,034	68,011	212,982	3,645,492	3,736,522

Analysis by geographical location

	Turnover		Profit/(Loss) Before Tax		Total Assets Employed	
	30/6/2001 RM'000	30/6/2000 RM'000	30/6/2001 RM'000	30/6/2000 RM'000	30/6/2001 RM'000	30/9/2000 RM'000
Malaysia	874,968	1,036,442	104,909	172,235	2,365,686	2,317,161
Australia	3,190	5,918	435	407	13,848	14,724
People's Republic of China	129,942	131,390	3,377	4,272	93,913	105,278
Europe and America	476,360	479,116	302	(17,915)	413,506	478,266
Indonesia	32,809	14,901	4,401	458	233,255	234,149
Others	4,463	4,267	333	205	4,747	3,815
	1,521,732	1,672,034	113,757	159,662	3,124,955	3,153,393
Exceptional items	-	-	(55,703)	22,025	-	-
Associated companies						
- Malaysia	-	-	475	133	108,168	112,345
- People's Republic of China	-	-	(3,859)	(850)	45,705	47,788
- Europe	-	-	13,341	32,012	366,664	422,996
TOTAL	1,521,732	1,672,034	68,011	212,982	3,645,492	3,736,522

15. Variation of Results to Preceding Quarter

The Group achieved a pre-tax profit of RM18.6 million for the third quarter ended 30 June 2001 as compared to the preceding quarter's loss of RM22.5 million. Unlike in the preceding quarter, there was no Group's share of exceptional charges from associated companies in the current quarter's results.

16. Review of Performance

For the current quarter under review, the Group's pre-tax profit fell 51.6% to RM18.6 million when compared to the corresponding quarter's profit of the previous year. The current quarter's result was largely affected by the lower contribution from the plantation sector owing to the poor palm product prices.

For the 9 months ended 30 June 2001, the Group's profit before tax declined by 68.1% to RM68.0 million when compared to the profit earned in same period last year. The fall in profit was brought about by lower contribution from the plantation sector due to lower palm product prices, reduction in the Group's share of profits from associated companies and restructuring charges from Yule Catto & Co. Plc, the Group's major associate.

17. Subsequent Material Events

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the financial statement for the said period.

18. Seasonal or Cyclical Factors

The operation of the Group's plantation sector is influenced by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

19. Current Year's Prospects

The Directors are of the opinion that the Group's profit for the current financial year will be substantially lower than that of the preceding year in view of the expected lower plantation profits and the high exceptional charges. The recent upsurge in palm product prices which falls during the 4th quarter period, would have a lesser effect on the overall plantation profits for the current financial year. However, if current price levels are sustainable, this would result in a significant improvement in the Group's plantation profits for the next financial year.

20. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

21. Dividend

(a) An interim dividend of 6 sen per share less 28% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2001 (year ended 30 September 2000 : 6 sen per share) and was paid on 9 August 2001 to shareholders registered on the Company's Register as at 13 July 2001.

(b) Total dividend for the current financial year is 6 sen per share less 28% Malaysian income tax.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

22 August 2001

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 20-08-2001 03:49:08 PM
Reference No KL-010820-8858E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE NATURE

* **Contents :-**

Pursuant to Paragraphs 10.08 and 10.09 of the KLSE Listing Requirements, KLK wishes to announce the following recurrent related party transactions of a revenue nature entered into by the Company and/or its subsidiaries as set out in the attachment below which includes transactions which are expected to exceed RM1 million, being the lower limit prescribed by KLSE.

The recurrent related party transactions are made in the ordinary course of business on normal commercial terms which are not more favourable to the related parties than those generally available to non-related parties.

Save as disclosed in the attachment below and as far as the Directors are able to ascertain, none of the Directors and/or major shareholders of KLK and its subsidiaries and/or persons connected to them has an interest directly or indirectly, in the recurrent related party transactions.

KLK will be seeking shareholders' ratification / mandate for the recurrent related party transactions at the General Meeting to be convened by KLK before 31 January 2002.

/mcl

RPT.doc

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

DATE : 20 August 2001

KUALA LUMPUR KEPONG BERHAD ("KLK")

Type of Recurrent Transactions	KLK and subsidiaries	Related Party involved and nature of relationship
1. Sales of ethylene-bis-steamide and Royalties paid	Palmamide Sdn Bhd ("Palmamide")	Mitsui & Co Ltd ("Mitsui") Mitsui is a major shareholder of Palmamide.
2. Sales of fatty acid and glycerine	Palm-Oleo Sdn Bhd ("Palm-Oleo") Palm-Oleo	Taiko Marketing Sdn Bhd ("Taiko Marketing") See note A. Esterol Sdn Bhd ("Esterol") See note B.
3. Sales of household rubber gloves	Masif Latex Products Sdn Bhd	Taiko Marketing See note A (i) and A (ii)
4. Sales of palm products	KL-Kepong Edible Oils Sdn Bhd ("KLKEO")	Sime Darby Edible Products Ltd Sime Darby Edible Products Ltd is a subsidiary of Sime Darby Bhd. R.M. Alias, a common director in KLK and Sime Darby, is also a shareholder of KLK, the holding company of KLKEO.
5. Sales and purchases of shares in the open market	Ablington Holdings Sdn Bhd Quarry Lane Sdn Bhd	Smith Zain Securities Sdn Bhd ("Smith Zain") See note C (i) to C (v) Smith Zain See note C (i) to C (v)
6. Purchases of bleaching earth	KLKEO	Taiko Clay Marketing Sdn Bhd See note B (i) and B (ii).
7. Purchases of caustic soda	KSP Manufacturing Sdn Bhd	Malay-Sino Chemical Industries Sdn Bhd ("Malay-Sino") See note C.

Type of Recurrent Transactions	KLK and subsidiaries	Related Party involved and nature of relationship
8. Purchases of FFB	KLK	Malay Rubber Plantations (Malaysia) Sdn Bhd ("MRP") (a) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are common directors in MRP and KLK and also deemed major shareholders of KLK, are interested by virtue of their direct and deemed substantial shareholdings in this company. Persons connected with them are also interested by virtue of their direct and/or deemed substantial shareholdings in this company. (b) Dato' Lee Oi Hian and Dato' Lee Hau Hian are also direct shareholders of KLK. (c) Ong Beng Kee is a common director in MRP and KLK.
	KLK	Kampar Rubber and Tin Company Sdn Bhd ("KRT") (a) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors and deemed major shareholders of KLK, are interested by virtue of their deemed substantial shareholdings in this company. Persons connected with them are also interested by virtue of their direct and/or deemed substantial shareholdings in this company. (b) Dato' Lee Oi Hian and Dato' Lee Hau Hian are also direct shareholders of KLK. (c) Ong Beng Kee and Yeoh Eng Khoon are common directors of KRT and KLK. (d) Yeoh Eng Khoon is also a common direct shareholder of KRT and KLK.

Note:

A (i) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors and deemed major shareholders of KLK, are also themselves direct shareholders in this company. Persons connected with them are also interested by virtue of their direct and/or deemed substantial shareholdings in this company.

(ii) Dato' Lee Oi Hian and Dato' Lee Hau Hian are also direct shareholders of KLK.

(iii) Dato' Lee Oi Hian is also a director of Palm-Oleo.

B. (i) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are directors and deemed major shareholders of KLK, are interested by virtue of their deemed substantial shareholdings in this company. Persons connected with them are also interested by virtue of their direct and/or deemed substantial shareholdings in this company.

(ii) Dato' Lee Oi Hian and Dato' Lee Hau Hian are also direct shareholders of KLK.

(iii) Dato' Lee Oi Hian is also a common director in Palm-Oleo and Esterol.

C. (i) A company connected with Batu Kawan Berhad ("BKB") in which KLK is an associate.

(ii) Dato' Lee Oi Hian, Dato' Lee Hau Hian, Dato' Lee Soon Hian, Yeoh Chin Hin, Charles Letts, R.M. Alias, YM Tengku Robert Hamzah, Tan Sri Dato' Thong Yaw Hong and Yeoh Eng Khoon are common directors of BKB and KLK.

(iii) Dato' Lee Oi Hian, Dato' Lee Hau Hian, Yeoh Chin Hin, Charles Letts, YM Tengku Robert Hamzah, Tan Sri Dato' Thong Yaw Hong and Yeoh Eng Khoon are common direct shareholders of BKB and KLK.

(iv) Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are common deemed major shareholders of BKB and KLK. Dato' Lee Soon Hian is a direct shareholder of BKB.

(v) Persons connected with Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are also interested by virtue of their direct and/or deemed substantial shareholdings in this company.

(vi) Dato' Lee Hau Hian, Dato' Lee Soon Hian and Yeoh Eng Khoon are directors of Malay-Sino.

General Announcement
Submitted by KUALA LUMPUR KEPONG on 05-07-2001 06:25:10 PM
Reference No KL-010705-96ED2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")

Proposed acquisition by KL-Kepong Property Holdings Sdn Bhd ("KLKPH") of estate land totalling in area 1,529.78 acres from Clarity Crest Sdn Bhd ("CCSB") for a cash consideration of RM45,893,400

Proposed disposal by KLKPH of its 30% equity interests held respectively in CCSB, Lembah Beringin Sdn Bhd ("LBSB") and Key Century Sdn Bhd ("KCSB") to Land & General Berhad ("L&G") for a total cash consideration of RM13,821,300

* **Contents :-**

SUMMARY

On 5 July 2001 KLKPH, a wholly owned subsidiary of KLK, entered into a conditional Sale & Purchase Agreement ("S&P") with L&G, CCSB and KCSB to among others, terminate an existing Joint Venture Agreement ("JVA") entered into between KLKPH and L&G on 8 October 1993 in the following manner:

1. the proposed acquisition by KLKPH of estate land totalling 1,529.78 acres ("Sale Land") from CCSB for a cash consideration of RM45,893,400 ("Proposed Acquisition of Land"); and

2. the proposed disposal by KLKPH of 300,000 ordinary shares of RM1.00 each in CCSB, KCSB and LBSB respectively, representing 30% of the issued and paid-up share capital of CCSB, KCSB and LBSB respectively, and 6,600 redeemable preference shares ("RPS") of RM1.00 each representing 30% of the issued and paid-up RPS of LBSB for a total cash consideration of RM13,821,300 ("Proposed Disposal of Shares").

In conjunction with the Proposed Acquisition of Land and Proposed Disposal of Shares (collectively hereinafter referred to as the "Proposals"), the following will be undertaken:

1. CCSB and KCSB will redeem all the existing 18,900 RPS and 9,600 RPS held by KLKPH in CCSB and KCSB respectively, at a premium of RM999 per RPS for a cash consideration of RM18,900,000 and RM9,600,000 respectively ("Proposed KLKPH RPS Redemption"); and

2. CCSB will redeem the existing 14,000 RPS held by L&G at a premium of RM999 per RPS for

a cash consideration of RM14,000,000 ("Proposed L&G RPS Redemption").

The Proposed Acquisition of Land, Proposed Disposal of Shares, Proposed KLKPH RPS Redemption and Proposed L&G RPS Redemption are inter-conditional.

The effect of the Proposals is to enable the KLK Group to exit from its 30% interests in the joint venture with L&G to develop for property development the land owned by the joint venture companies, CCSB, KCSB and LBSB. Currently, the property development project known as "Lembah Beringin" is being undertaken on part of the land.

Details of the transactions are found in the attachment below.

KLK. Announcement

/mcl

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

1. BACKGROUND

On 8 October 1993, KLK's wholly-owned subsidiary, KLKPH, entered into a JVA with L&G to co-operate through their respective equity interests in CCSB, KCSB and Cipta Ria Sdn Bhd ("CRSB"), a wholly-owned subsidiary of KCSB to develop the land held by these companies into a mixed property development project comprising inter-alia commercial and residential units. Pursuant to the JVA, KLKPH subscribed for a 30% equity interest in both CCSB and KCSB and subsequently, KLKPH and L&G invested in the equity of LBSB in the proportion of 30% and 70% respectively.

2. DETAILS OF THE PROPOSALS

2.1 The Proposed Acquisition of Land

The Proposed Acquisition of Land by KLKPH from CCSB is on an as is where is basis free from all charges, liens, pledges, claims or any encumbrances whatsoever subject to all conditions of title as contained in the issue documents of title relating thereto, and subject to the terms and condition of the S&P.

The total consideration of RM45,893,400 for the Sale Land was arrived at on a willing buyer and willing seller basis after taking into consideration the market value of the Sale Land or RM30,000 per acre as per an independent valuation prepared by Messrs Henry Butcher on 21 June 2001 using the Comparison Method which valued the Sale Land at RM30,000 per acre as agriculture land with long term development potential.

In the event that the total land area representing the Sale Land exceeds 1,529.78 acres due to rounding up necessitated by virtue of the titled acreage relating thereto, such excess shall be paid for calculated at the rate of RM30,000 per acre in cash by KLKPH to CCSB on Completion Date (as defined) and vice versa.

The Proposed Acquisition of Land will be financed from surplus cash resources of the KLK Group.

The original cost and date of investment in the Sale Land by CCSB is RM27,524,754 and on 16 April 1993 respectively.

2.2 The Proposed KLKPH RPS Redemption and Proposed L&G RPS Redemption

The Proposed KLKPH RPS Redemption involves CCSB and KCSB redeeming all the existing 18,900 RPS and 9,600 RPS held by KLKPH in CCSB and KCSB respectively, at a premium of RM999 per RPS for a cash consideration of RM18,900,000 and RM9,600,000 from CCSB and KCSB respectively.

The Proposed L&G RPS Redemption involves CCSB redeeming the existing 14,000 RPS held by L&G at a premium of RM999 per RPS for a cash consideration of RM14,000,000.

The CCSB RPS and KCSB RPS were initially issued to KLKPH and L&G at an issue price of RM1,000 per RPS at a premium of RM999 per RPS on 9 November 1993.

2.3 The Proposed Disposal of Shares

The Proposed Disposal of Shares involves the disposal by KLKPH to L&G of 300,000 ordinary shares of RM1.00 each in CCSB, KCSB and LBSB respectively and 6,600 RPS of RM1.00 each in LBSB ("hereinafter collectively referred to as the "Sale Shares") free from all charges, liens, pledges, claims or any encumbrances whatsoever and subject to the terms and condition of the S&P. The total consideration of RM13,821,300 for the Sale Shares was arrived at on a willing buyer and willing seller basis.

The original cost and date of investment by KLKPH in the Sale Shares are set out in Table 1. The LBSB RPS was initially issued to KLKPH at an issue price of RM1,000 per RPS at a premium of RM999 per RPS on 4 May 1995.

2.4 Appointment of a Stakeholder

KLKPH and L&G have agreed to the appointment of a stakeholder ("Stakeholder"). Within ten (10) weeks from the date the S&P becomes unconditional, being the date the last of the conditions precedent set out in the S&P is fulfilled ("Completion Date"), KLKPH shall pay to the Stakeholder for the account of CCSB the purchase price for the Sale Land amounting to RM45,893,400. The Stakeholder shall immediately, out of the sum paid by KLKPH to CCSB, apply a sum of RM28,500,000 of which RM9,600,000 shall be paid to KCSB and shall be deemed a loan from CCSB to KCSB towards the redemption of the 9,600 RPS held by KLKPH in KCSB and RM18,900,000 towards the redemption of the 18,900 RPS held by KLKPH in CCSB and pursuant thereto the Stakeholder shall pay the aforesaid two sums to KLKPH on behalf of and for the account of CCSB and KCSB respectively.

The Stakeholder shall also out of the sum paid by KLKPH to CCSB utilise a sum of RM14,000,000 for the purpose of enabling CCSB to effect the Proposed L&G RPS Redemption and pay RM13,821,300 of the aforesaid amount not to L&G but to KLKPH for and on behalf of L&G to satisfy the purchase consideration for the Sale Shares. The balance of the amount arising from the Proposed L&G RPS Redemption of RM178,700 shall be paid by the Stakeholder to L&G.

The Stakeholder shall retain a sum of RM2,294,670 being 5% of the purchase price of the Sale Land required to be retained by KLKPH (as purchaser of the Sale Land) pursuant to the provisions of the Real Property Gains Tax Act 1976 ("RPGT Retention Sum") and the balance of the amount arising from the Sale Land of RM1,098,730 (after accounting for all the abovementioned amounts) shall be paid by the Stakeholder to CCSB.

2.5 Assumption of Liabilities

There is no assumption of liabilities by either KLK or KLKPH in relation to the Proposals.

3. INFORMATION ON THE SALE LAND, L&G, CCSB, KCSB, LBSB AND KLKPH

3.1 Information on the Sale Land

The Sale Land comprises 29 pieces of freehold land located at Mukims of Kerling and Sungai Gumut, District of Hulu Selangor, Selangor Darul Ehsan. The Sale Land measures 1,529.78 acres in total and is presently designated as agriculture land. Most of the Sale Land is planted with mature rubber trees of 1971 to 1988 plantings. Further information on the Sale Land is set out in Table 2.

The net book value of the Sale Land based on the audited accounts of CCSB as at 31 December 2000 is RM29.5 million.

3.2 Information on L&G

L&G was incorporated in Malaysia on 21 May 1964 under the name of Nanyang Holdings Sdn Bhd. The company changed its name to General Lumber (Holdings) Berhad and converted to a public limited company on 7 October 1968. On 31 December 1991, the company adopted its present name of Land & General Berhad.

The authorised share capital of L&G is RM1,000,000,000 comprising 1,000,000,000 ordinary shares of RM1.00 each of which 535,157,530 ordinary shares of RM1.00 each have been issued and fully paid-up.

L&G is an investment holding company while its subsidiaries are engaged in property development, timber logging and downstream processing, marine transport and support services for the oil and gas industry, manufacture of PVC resins, compounds and PVC products, furniture manufacturing and distribution and education. Information on the directors of L&G is set out in Table 3.

The audited loss after taxation of L&G for the financial year ended 31 December 2000 is RM139,805,000 and the audited NTA as at 31 December 2000 is RM454,493,000.

3.3 Information on CCSB

CCSB was incorporated in Malaysia as a private limited company under the Companies Act, 1965 on 15 January 1993 under its present name.

The authorised share capital of CCSB is RM5,000,000 comprising 4,000,000 ordinary shares of RM1.00 each and 1,000,000 RPS of RM1.00 each, of which 1,000,000 ordinary shares of RM1.00 each and 63,000 RPS of RM1.00 each have been issued and fully paid-up.

CCSB is principally involved in the cultivation of rubber and oil palm and has approximately 4,023 acres of land (including the Sale Land) as at 31 December 2000. CCSB does not have any subsidiary or associated company. The directors and substantial shareholders of CCSB are set out in Table 4.

The audited profit after taxation of CCSB for the financial year ended 31 December 2000 is RM188,146 and the audited NTA as at 31 December 2000 is RM80,962,055.

3.4 Information on KCSB

KCSB was incorporated in Malaysia as a private limited company under the Companies Act, 1965 on 27 May 1992 under its present name.

The authorised share capital of KCSB is RM5,000,000 comprising 4,000,000 ordinary shares of RM1.00 each and 1,000,000 RPS of RM1.00 each, of which 1,000,000 ordinary shares of RM1.00 each and 32,000 RPS of RM1.00 each have been issued and fully paid-up.

KCSB is principally an investment holding company. KCSB has a wholly owned subsidiary, CRSB, which is presently dormant. The directors and substantial shareholders of KCSB are set out in Table 4.

The audited loss after taxation of KCSB for the financial year ended 31 December 2000 is RM27,310 and the audited NTA as at 31 December 2000 is RM58,999,591.

3.5 Information on LBSB

LBSB was incorporated in Malaysia as a private limited company under the Companies Act, 1965 on 6 July 1992 under the name of Future-Wide (M) Sdn Bhd. On 22 December 1993, the company adopted its present name of Lembah Beringin Sdn Bhd.

The authorised share capital of LBSB is RM6,000,000 comprising 5,000,000 ordinary shares of RM1.00 each and 1,000,000 RPS of RM1.00 each, of which 1,000,000 ordinary shares of RM1.00 each and 22,000 RPS of RM1.00 each have been issued and fully paid-up.

LBSB is principally involved in property development and is currently undertaking a property development project known as "Lembah Beringin" on the 2,692 acres of land, which it owns and is designated for property development. LBSB has three subsidiaries, Beringin Golf Course Sdn Bhd, Beringin Equestrian Park Sdn Bhd and Lang Wood Industries Sdn Bhd which are 100%, 100% and 51% owned respectively. Beringin Golf Course Sdn Bhd is presently involved in management of golf course and club house and Lang Wood Industries Sdn Bhd is principally involved in cultivation and sale of turf grass, garden plants and trees. Beringin Equestrian Park Sdn Bhd is presently dormant. Information on the directors and substantial shareholders of LBSB is set out in Table 4.

The audited consolidated loss after taxation of LBSB group for the financial year ended 31 December 2000 is RM23,387,028 and the audited consolidated NTA as at 31 December 2000 is RM17,479,320.

3.6 Information on KLKPH

KLKPH was incorporated in Malaysia on 13 April 1991 under the name of Ezsway Sdn Bhd. On 14 June 1991, the company adopted its present name KL-Kepong Property Holdings Sdn Bhd.

The authorised share capital of KLKPH is RM50,000,000 comprising 50,000,000 ordinary shares of RM1.00 each of which 45,430,000 ordinary shares of RM1.00 each have been issued and fully paid-up.

KLKPH is principally a property investment holding company.

The directors and substantial shareholders of KLKPH are set out in Table 5.

4. RATIONALE FOR THE PROPOSALS

The Proposals are to facilitate the termination of the JVA between KLKPH and L&G. The joint ventures by KLKPH and L&G via CCSB, KCSB and LBSB are to develop land located in the Mukims of Kerling and Sungai Gumut, District of Hulu Selangor, Selangor Darul Ehsan currently held via CCSB and LBSB into mixed development projects comprising inter-alia commercial and residential units. Currently, LBSB is undertaking a property development known as "Lembah Beringin" on part of the land.

In view of the current economic environment and the outlook for the property sector, KLKPH and L&G propose to terminate the existing JVA as it is in the mutual interest of both companies to focus on their respective core businesses, which are plantations and property development respectively.

As the mature rubber stand in the Sale Land is fully exploited, KLK intends to replant the Sale Land with oil palm, which is expected to contribute to the Company's future earnings.

5. PROSPECTS AND RISK FACTORS

The Malaysian palm oil industry had to tolerate bearish sentiments throughout the year 2000. Elements of high stocks, increase in production, weak export offtake, competition from Indonesia, revision of duty structure in importing countries and an abundant supply of competing oils kept the lid on prices.

Palm oil prices were quoted lower throughout most of the year. Bearish and weak fundamental factors dominated the market. This was due to the continued high stock scenario, increase in production, poor export demand, lower prices of competing oils, higher import duties in India for refined olein and removal of Indonesian export duties and a weaker rupiah.

Palm oil continued its dominance in the world export of oils and fats. In the year 2000, the palm oil share was registered at 43%, or a 2% increase over the previous year.

Driven by the increase in world population, higher standard of living and health consciousness, global demand for vegetable oils is expected to grow at a rate of 3% to 5% per annum. Most of the increase in future demand is expected to come from developing countries, especially China and India. *(Source: Malaysian Palm Oil Promotion Council's publication).* The long term outlook for the palm oil market is expected to be positive.

The palm oil industry is susceptible to certain inherent business risks which include but are not limited to changes in world demand for oils and fats, rising cost of labour supply and raw materials for its plantation and milling operations, effects of poor weather, commodity price fluctuations, threat of substitute products and changes in business and economic conditions. Such factors are beyond the control of the Company and could decrease the financial returns expected from the plantings on the Sale Land.

6. EFFECTS OF THE PROPOSALS

6.1 Share Capital

The Proposals will not have any effect on the issued and paid-up share capital of KLK.

6.2 Substantial Shareholders

The Proposals will not have any effect on the composition of substantial shareholders of KLK.

6.3 NTA

Based on the audited balance sheet of KLK as at 30 September 2000 and on a pro-forma basis that the Proposals are completed on that date, the Proposals will have no material effect on the consolidated NTA per share of the KLK Group of RM4.52 per share.

6.4 Earnings

The KLK Group expects to realise a loss of RM5.3 million from the Proposals. The Proposals are not expected to have any material effect on the earnings of the KLK Group for the current financial year ending 30 September 2001 as it is expected to be completed in the fourth quarter of the calendar year 2001.

7. CONDITIONS TO THE PROPOSALS

The Proposals are conditional upon approvals being obtained from the following:

(i) the Foreign Investment Committee;

(ii) the shareholders of L&G at an extraordinary general meeting ("EGM") to be convened;

(iii) the shareholders of KLKPH, CCSB and KCSB;

(iv) the Estate Land Board; and

(v) any other relevant authorities.

The Proposals do not require the approval of the Securities Commission and are expected to be completed in the fourth quarter of 2001.

8. SUBSTANTIAL SHAREHOLDERS' AND DIRECTORS' INTERESTS

KLKPH is a wholly owned subsidiary of KLK and CCSB, KCSB and LBSB are currently 30% associate companies of KLK.

Save as disclosed below, none of the directors nor substantial shareholders of KLK or any persons connected to the directors and substantial shareholders have any interest, direct or indirect, in the Proposals.

8.1 Director's Interest

Mr Lim Peng Hong is a director of KLKPH and is also a director of CCSB, KCSB and LBSB. Therefore Mr Lim Peng Hong is deemed interested in the Proposals by virtue of his common directorships. Mr Lim Peng Hong will abstain from voting on the Proposals at the relevant board meetings of KLKPH, CCSB, KCSB and LBSB.

8.2 Director's Shareholding

As at 15 May 2001 Mr Lim Peng Hong holds 10,000 ordinary shares in L&G.

Mr Lim Peng Hong will abstain from voting in respect of his direct shareholdings in L&G on the Proposals to be tabled at the forthcoming EGM of L&G to be convened. Mr Lim Peng Hong will further undertake to ensure that persons connected to him, if any, will abstain from voting in respect of their direct and/or indirect shareholdings in L&G on the resolution pertaining to the Proposals to be tabled at the forthcoming EGM of L&G to be convened.

8.3 Substantial Shareholders

As at 15 May 2001, the Employees Provident Fund Board holds 67,401,500 ordinary shares in KLK representing 9.49% of the issued and paid-up share capital of KLK and 74,915,500 ordinary shares in L&G representing 14.00% of the issued and paid-up share capital of L&G. Therefore, the Employees Provident Fund Board is deemed interested in the Proposals by virtue of its common shareholdings in KLK and L&G.

9. DIRECTORS' OPINION

Having considered all aspects of the Proposals, the Board of Directors of KLK is of the opinion that the terms of the Proposals are in the best interests of KLK.

10. SUBMISSIONS TO THE AUTHORITIES

The applications to the relevant authorities in respect of the Proposals are expected to be submitted within two (2) weeks from the date of the execution of the S&P.

11. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of KLK at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh during normal business hours on Mondays to Saturdays (except public holidays) from the date of this Announcement up to and including the Completion Date:

a) Memorandum and Articles of Association of KLK;
b) The audited financial statements of KLK for each of the past three (3) financial years ended 30 September 1998, 1999 and 2000;
c) Memorandum and Articles of Association of KLKPH;
d) The audited financial statements of KLKPH for each of the past three (3) financial years ended 30 September 1998, 1999 and 2000;
e) Sale & Purchase Agreement dated 5 July 2001 between L&G, KLKPH, CCSB and KCSB; and
f) Valuation Report and Valuers' letter dated 21 June 2001.

TABLE 1

The original cost and date of investments by KLKPH in the Sale Shares is set out below:-

Sale Shares	Original Cost of Investment (RM)	Date of Investment	Disposal consideration (RM)
300,000 ordinary shares in CCSB	300,000	9 November 1993	2,765,040
300,000 ordinary shares in KCSB	300,000	9 November 1993	4,156,260
300,000 ordinary shares in LBSB	300,000	9 November 1993	300,000
6,600 RPS in LBSB	6,600,000	10 May 1995	6,600,000
		Total	13,821,300

TABLE 2

Details of "the Sale Land"

No	Lot No	Title No	Mukim	Daerah	Land Area (Acre)
1	146	G40857	Kerling	Hulu Selangor	96.98
2	139	G39822	Kerling	Hulu Selangor	51.19
3	442	G27563	Kerling	Ulu Selangor	29.16
4	423	G27566	Kerling	Ulu Selangor	97.34
5	427	G27570	Kerling	Ulu Selangor	51.37
6	497	G39823	Kerling	Hulu Selangor	14.64
7	492	GFL7653	Kerling	Ulu Selangor	248.25
8	625	G27411	Kerling	Ulu Selangor	25.63
9	495	G27567	Kerling	Ulu Selangor	31.84
10	617	GFL8040	Kerling	Ulu Selangor	48.75
11	638	GFL9344	Kerling	Ulu Selangor	32.44
12	700	GFL9356	Kerling	Ulu Selangor	252.37
13	710	GFL9399	Kerling	Ulu Selangor	4.65
14	97	G39821	Sungai Gumut	Hulu Selangor	10.51
15	238	G27670	Sungai Gumut	Ulu Selangor	12.95
16	114	G27674	Sungai Gumut	Ulu Selangor	16.12
17	113	G27684	Sungai Gumut	Ulu Selangor	51.53
18	148	G27569	Sungai Gumut	Ulu Selangor	32.31
19	149	G27421	Sungai Gumut	Ulu Selangor	35.00
20	554 & 555	G32536	Sungei Gumut	Ulu Selangor	186.34
21	1531	G12687	Sungei Gumut	Ulu Selangor	7.04
22	643	G39820	Kerling	Hulu Selangor	122.41
23	601	CT10699	Kerling	Ulu Selangor	50.28
24	140	EMR2311	Kerling	Hulu Selangor	3.48
25	145	EMR2321	Kerling	Hulu Selangor	3.26
26	143	EMR2322	Kerling	Hulu Selangor	3.52
27	144	EMR2323	Kerling	Ulu Selangor	3.41
28	141	EMR2329	Kerling	Ulu Selangor	3.50
29	142	EMR2330	Kerling	Ulu Selangor	3.51
TOTAL					1,529.78

G : Geran/Grant
GFL : Grant For Land
CT : Certificate of Title
EMR : Extract of Mukim Register

TABLE 3

The directors of L&G, all of whom are Malaysians, and their respective shareholdings in L&G as at 15 May 2001 are as follows:-

Directors of L&G	<-------Direct------->		<-------Indirect------->	
Name	No. of ordinary shares held	%	No. of ordinary shares held	%
Tan Sri Wan Azmi Wan Hamzah	*12,561,882	2.35	~28,062,000	5.24
Dato' Abdul Karim Ahmad Tarmizi	549,120	0.10	-	-
General (Rtd) Tan Sri Borhan Haji Ahmad	-	-	-	-
Dato' Dr Salleh Mohd Nor	5,000	**	-	-
Vice Admiral (Rtd) Dato' Seri Ahmad Ramli Haji Mohd Nor	-	-	-	-
Dato' Dr A Bakar Jaafar	-	-	-	-
Oh Chong Peng	-	-	-	-
Mohamed Razeek Md Hussain Maricar	7,000	**	-	-

Notes:-

* *Held through nominee companies.*

~ *Deemed interest in shares held by Malayan Asset Ventures Sdn Bhd and REI.*

** *Negligible.*

TABLE 4

The directors and substantial shareholders of CCSB, KCSB, and LBSB are set out below:-

Directors

CCSB	KCSB	LBSB
Mohamed Razeek Md Hussain Maricar Lim Peng Hong Muhd Najib Mohd Rawi	Mohamed Razeek Md Hussain Maricar Lim Peng Hong Muhd Najib Mohd Rawi	Tan Sri Azmi Wan Hamzah Dato' Abdul Karim Ahmad Tarmizi Mohamed Razeek Md Hussain Maricar Datuk Lee Lam Thye Lim Peng Hong Muhd Najib Mohd Rawi Ahmad Abu Bakar

Substantial Shareholders

	CCSB		KCSB		LBSB	
Name	**No. of ordinary shares held**	**%**	**No. of ordinary shares held**	**%**	**No. of ordinary shares held**	**%**
L&G	700,000	70.00	700,000	70.00	700,000	70.00
KLKPH	300,000	30.00	300,000	30.00	300,000	30.00
Total	1,000,000	100.00	1,000,000	100.00	1,000,000	100.00

TABLE 5

The directors and substantial shareholder of KLKPH are set out below:-

Directors

YM Tengku Robert Hamzah

Lim Peng Hong

Lim Jit Chew

Tham Chee Phing

Substantial Shareholder

Name	No. of ordinary shares held	%
Kuala Lumpur Kepong Berhad	45,430,000	100

General Announcement

Submitted by KUALA LUMPUR KEPONG on 10-07-2001 04:04:07 PM
Reference No KL-010710-C2D58

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KLK (MAURITIUS) INTERNATIONAL LTD
ADDITIONAL INFORMATION

* **Contents :-**

Further to our announcement on 5 July 2001, we wish to advise that our new subsidiary, KLK (Mauritius) International Ltd, was incorporated on 27 June 2001. Official notification of the incorporation was received by fax from Mauritius on 5 July 2001.

/mcl

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement

Submitted by KUALA LUMPUR KEPONG on 05-07-2001 04:33:21 PM
Reference No KL-010705-B903F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NEW SUBSIDIARY
KLK (MAURITIUS) INTERNATIONAL LTD

* **Contents :-**

We wish to advise that Kuala Lumpur Kepong Berhad has incorporated in Mauritius a new subsidiary, KLK (Mauritius) International Ltd ("KLK Mauritius"), with a share capital of USD2 comprising 2 ordinary shares of USD1 each. This new wholly-owned subsidiary is currently non-operational.

The activity of KLK Mauritius is intended to be investment holding.

/mcl

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Entitlements (Notice of Book Closure)

Submitted by KUALA LUMPUR KEPONG on 23-05-2001 05:07:01 PM
Reference No KL-010522-D07F5

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

* Entitlement date :**13-07-2001**

* Entitlement time :**12:30:00 PM**

* Entitlement subject :**Interim Dividend**

* Entitlement description

An interim dividend of 6% less 28% Malaysian Income Tax.

Period of interest payment : to

Financial Year End :**30-09-2001**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan
Tel: 605- 241 7844

Payment date :**09-08-2001**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**13-07-2001**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**11-07-2001**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ○ **RM** ● **Percentage**

* Entitlement in percentage (%) :**6**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 13 July, 2001 will be registered for entitlements to the dividend payment.

Form Version 1.0

Financial Result Announcement

Submitted by KUALA LUMPUR KEPONG on 23-05-2001 05:06:26 PM
Reference No KL-010523-DA9EB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J C Lim
* Designation : Company Secretary

* **Financial Year End** : 30-09-2001

* **Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended
*** 31-03-2001 .**
*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	31-03-2001	31-03-2000	31-03-2001	31-03-2000
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Turnover	477,854	509,909	1,063,345	1,180,818
	(b)	Investment income	216	791	1,139	2,114
	(c)	Other income including interest income	6,162	6,288	11,599	12,678
2	(a)	Operating profit/(loss) before interest on borrowings, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	44,536	48,934	136,631	170,065
	(b)	Less interest on borrowings	651	1,447	2,062	3,379
	(c)	Less depreciation and amortisation	20,480	20,877	39,811	41,560
	(d)	Exceptional items	-53,985	16,923	-53,771	17,470

	(e)	Operating profit/(loss) after interest on borrowings, depreciation and amortisation and exceptional items but before income tax, minority interests and extraordinary items	-30,580	43,533	40,997	142,596
	(f)	Share in the results of associated companies	8,072	30,903	8,400	31,902
	(g)	Profit/(loss) before taxation, minority interests and extraordinary items	-22,508	74,436	49,397	174,498
	(h)	Taxation	-1,749	-19,017	-11,896	-39,613
	(i) (i)	Profit/(loss) after taxation before deducting minority interests	-24,257	55,419	37,501	134,885
	(ii)	Less minority interests	-3,664	-1,332	-8,309	-6,691
	(j)	Profit/(loss) after taxation attributable to members of the company	-27,921	54,087	29,192	128,194
	(k) (i)	Extraordinary items	0	0	0	0
	(ii)	Less minority interests	0	0	0	0
	(iii)	Extraordinary items attributable to members of the company	0	0	0	0
	(l)	Profit/ (loss) after taxation and extraordinary items attributable to members of the company	-27,921	54,087	29,192	128,194
3	(a)	Earnings per share based on 2(j) above after deducting any provision for preference dividends, if any :				
	(i)	Basic (based on ordinary shares - sen)	-3.93	7.62	4.11	18.05
	(ii)	Fully diluted (based on ordinary shares - sen)				
4	(a)	Dividend per share (sen)	6.00	6.00	6.00	6.00
	(b)	Dividend Description	Interim dividend of 6 sen per share less 28% income tax.			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	4.4600	4.5300

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

Quarterly report on consolidated results for the second quarter ended 31 March 2001
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2001 RM '000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2000 RM '000	CURRENT YEAR TO DATE 31/3/2001 RM '000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2000 RM '000
1. (a) Revenue	477,854	509,909	1,063,345	1,180,818
(b) Investment income	216	791	1,139	2,114
(c) Other income including interest income	6,162	6,288	11,599	12,678
2. (a) Operating profit before interest on borrowings, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	44,536	48,934	136,631	170,065
(b) Less interest on borrowings	(651)	(1,447)	(2,052)	(3,379)
(c) Less depreciation and amortisation	(20,480)	(20,877)	(39,811)	(41,560)
(d) Exceptional items	(53,985)	16,923	(53,771)	17,470
(e) Operating (loss)/profit after interest on borrowings, depreciation and amortisation and exceptional items but before income tax, minority interests and extraordinary items	(30,580)	43,533	40,997	142,596
(f) Share in the results of associated companies	8,072	30,903	8,400	31,902
(g) (Loss)/Profit before taxation, minority interests and extraordinary items	(22,508)	74,436	49,397	174,498
(h) Taxation	(1,749)	(19,017)	(11,896)	(39,613)
(i) (i) (Loss)/Profit after taxation before deducting minority interests	(24,257)	55,419	37,501	134,885
(ii) Minority interests	(3,664)	(1,332)	(8,309)	(6,691)
(j) (Loss)/Profit after taxation attributable to members of the company	(27,921)	54,087	29,192	128,194
(k) (i) Extraordinary items	-	-	-	-
(ii) Less minority interests	-	-	-	-
(iii) Extraordinary items attributable to members of the company	-	-	-	-
(l) (Loss)/Profit after taxation and extraordinary items attributable to members of the company	(27,921)	54,087	29,192	128,194

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2001	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2000	CURRENT YEAR TO DATE 31/3/2001	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2000
3. (a) (Loss)/Earnings per share based on 2(j) above after deducting any provision for preference dividends, if any :-				
(i) Basic (based on 710,177,128 [2000 : 710,177,128] ordinary shares) (sen)	(3.93)	7.62	4.11	18.05
(ii) Fully diluted (based on ____________ ordinary shares) (sen)	N/A	N/A	N/A	N/A
4. (a) Dividend per share (sen)	6	6	6	6
(b) Dividend Description	Interim dividend of 6 sen per share less 28% income tax.			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5. Net tangible assets per share (RM)	4.46	4.53

N/A - Not Applicable.

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 31/3/2001 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2000 RM'000
1.	Property, Plant and Equipment	1,936,530	1,956,345
2.	Property Development	69,188	68,907
3.	Investment in Associated Companies	522,952	583,129
4.	Other Investments	90,723	85,704
5.	Intangible Assets	19,587	19,928
6.	Goodwill on Consolidation	16,687	14,929
		2,655,667	2,728,942
7.	Current Assets		
	Inventories	313,492	328,446
	Trade Receivables	157,512	161,009
	Other Receivables, Deposits and Prepayments	107,383	91,272
	Fixed Deposits	353,807	403,562
	Cash and Bank Balances	55,512	38,220
		987,706	1,022,509
8.	Current Liabilities		
	Trade Payables	90,538	83,934
	Other Payables	135,942	114,854
	Taxation	7,893	8,856
	Bank Overdrafts	27,005	45,193
	Term Loans	3,673	34,157
	Short Term Borrowings	9,541	11,690
	Finance Leases	27	250
	Proposed Dividends	30,680	71,586
		305,299	370,520
9.	Net Current Assets	682,407	651,989
		3,338,074	3,380,931
10.	Shareholders' Funds		
	Share Capital	712,516	712,516
	Reserves		
	Capital Reserve	1,151,863	1,155,554
	Capital Redemption Reserve	6,685	5,185
	General Reserve	14,337	14,337
	Revaluation Reserve	53,345	53,345
	Retained Profit	1,307,410	1,308,174
	Exchange Fluctuation Reserve	(28,355)	14,210
		3,217,801	3,263,321
	Less: Cost of Treasury Shares	(12,382)	(12,382)
		3,205,419	3,250,939
11.	Minority Interests	107,690	103,590
12.	Deferred Taxation	14,305	14,250
13.	Provision for Retirement Benefits	9,798	10,036
14.	Finance Leases	262	355
15.	Term Loans	600	1,761
		3,338,074	3,380,931
16.	Net tangible assets per share (RM)	4.46	4.53

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes

1. Accounting Policies
The accounting policies and methods of computation used in the preparation of the quarterly financial statements are consistent with those adopted in the annual financial statements for the year ended 30 September 2000.

2. Exceptional Items

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/3/2001 RM'000	Preceding Year Corresponding Quarter 31/3/2000 RM'000	Current Year Todate 31/3/2001 RM'000	Preceding Year Corresponding Period 31/3/2000 RM'000
Surplus arising from government acquisitions of land	612	20,852	622	21,451
Surplus/(Loss) on sales of investments	(302)	3,209	155	3,442
Amortisation of intangible assets	(231)	(276)	(484)	(561)
Share of associated companies' exceptional items :-				
- Amortisation of goodwill	(7,710)	(6,862)	(7,710)	(6,862)
- Sale and termination of businesses	(42,001)	-	(42,001)	-
- Cost of fundamental restructuring	(2,784)	-	(2,784)	-
- Provision for diminution in value of investments	(1,569)	-	(1,569)	-
	(54,064)	(6,862)	(54,064)	(6,862)
Total	(53,985)	16,923	(53,771)	17,470

3. Extraordinary Items
There were no extraordinary items for the current quarter and financial year to-date.

4. Taxation

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/3/2001 RM'000	Preceding Year Corresponding Quarter 31/3/2000 RM'000	Current Year Todate 31/3/2001 RM'000	Preceding Year Corresponding Period 31/3/2000 RM'000
Malaysian taxation	2,623	12,520	6,249	27,076
Overseas taxation	(1,182)	(1,656)	4,837	4,262
Transfer to/(from) deferred taxation	(39)	(103)	137	(43)
	1,402	10,761	11,223	31,295
Under/(Over) provision in respect of previous years	18	2	22	(1)
	1,420	10,763	11,245	31,294
Share of associated companies' taxation	329	8,254	651	8,319
	1,749	19,017	11,896	39,613

The effective tax rate is lower than the statutory tax rate due principally to the utilisation of brought forward unabsorbed tax losses and capital allowances by certain subsidiary companies.

5. Pre-acquisition Profits
There were no pre-acquisition profits for the current quarter and financial year to-date.

6. Sale of Investments and Properties
The surplus/loss on sale of investments and properties for the current quarter and financial year to-date is disclosed in Note 2.

7. Quoted Securities
(a) Purchases and sales of quoted securities for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/3/2001 RM'000	Preceding Year Corresponding Quarter 31/3/2000 RM'000	Current Year Todate 31/3/2001 RM'000	Preceding Year Corresponding Period 31/3/2000 RM'000
Purchase of quoted securities	2,037	3,179	8,762	20,125
Sales proceeds of quoted securities	1,516	10,349	3,809	10,800
Surplus/(loss) on sales of quoted securities	(302)	3,209	155	3,442

(b) Investments in quoted shares as at end of the reporting period were as follows : -

	As at End of Current Quarter 31/3/2001 RM'000	As at Preceding Financial Year End 30/9/2000 RM'000
At cost		
- Associated companies	156,322	156,322
- Other investments	92,346	87,262
	248,668	243,584
At carrying value less provision		
- Associated companies	412,369	469,391
- Other investments	84,622	79,537
	496,991	548,928
At market value		
- Associated companies	334,025	314,612
- Other investments	56,053	67,515
	390,078	382,127

8. Changes in the Composition of the Group
The results of the Group for the current quarter and financial year to-date have not been affected by any form of changes in the composition of the Group.

9. Corporate Proposals
There were no corporate proposals announced but not completed at the date of this report.

10. Seasonal or Cyclical Factors
The operation of the Group's plantation sector is influenced by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

11. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

12. Group Borrowings
As at the end of the reporting period, the Group's borrowings were as follows :-

	As At End of Current Quarter 31/3/2001		As At Preceding Financial Year End 30/9/2000	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Term Loans				
Repayable within 12 months :-				
- Secured	617	CAD255	378	CAD149
	3,056	GBP560	3,110	GBP560
	-	-	300	AUD145
	-	-	30,369	USD7,999
	3,673		34,157	
Repayable after 12 months :-				
- Secured	409	CAD168	628	CAD248
	191	GBP35	-	-
	-	-	1,133	AUD547
	600		1,761	
(b) Short Term Borrowings (unsecured)				
Export Credit Refinancing Loans	9,541		11,690	
(c) Bank Overdraft				
- Secured	7,187	USD1,880	5,076	USD1,337
	7,258	CAD2,989	11,663	CAD4,608
	3,274	GBP600	19,556	GBP3,521
	-	-	6	DM3
	17,719		36,301	
- Unsecured	6,719	GBP1,231	7,601	GBP1,368
	1,873	HKD3,844	1,291	HKD2,650
	694		-	
	9,286		8,892	
	27,005		45,193	

13. Contingent Liabilities
There were no contingent liabilities as at the date of this report.

14. Financial Instruments with Off Balance Sheet Risk
As at the date of this report, the Group does not have any material financial instruments with off balance sheet risk.

15. Material Litigation
There were no pending material litigation as at the date of this report.

16. Segment Information
Analysis by industry

	Turnover		Profit/(Loss) before Tax		Total Assets Employed	
	31/3/2001 RM'000	31/3/2000 RM'000	31/3/2001 RM'000	31/3/2000 RM'000	31/3/2001 RM'000	30/9/2000 RM'000
Plantation	338,246	458,969	29,085	90,583	2,007,083	2,091,945
Manufacturing	397,388	402,932	46,853	31,099	597,583	560,007
Retailing	314,023	301,036	13,407	(5,055)	306,227	333,022
Investment holding	9,935	12,112	9,935	12,112	176,902	144,976
Others	3,753	5,769	(364)	141	32,626	23,443
	1,063,345	1,180,818	98,916	128,880	3,120,421	3,153,393
Exceptional items	-	-	(53,771)	17,470	-	-
Associated companies	-	-	8,400	31,902	522,952	583,129
Corporate expenses	-	-	(4,148)	(3,754)	-	-
TOTAL	1,063,345	1,180,818	49,397	174,498	3,643,373	3,736,522

Analysis by geographical location

	Turnover		Profit/(Loss) before Tax		Total Assets Employed	
	31/3/2001 RM'000	31/3/2000 RM'000	31/3/2001 RM'000	31/3/2000 RM'000	31/3/2001 RM'000	30/9/2000 RM'000
Malaysia	598,382	731,059	76,213	129,069	2,364,668	2,317,161
Australia	2,744	4,368	596	584	13,836	14,724
People's Republic of China	84,588	89,368	667	2,444	96,635	105,278
Europe and America	352,614	345,549	14,287	(5,631)	422,189	478,266
Indonesia	20,843	7,101	2,425	(1,650)	218,220	234,149
Others	4,174	3,373	580	310	4,873	3,815
	1,063,345	1,180,818	94,768	125,126	3,120,421	3,153,393
Exceptional items	-	-	(53,771)	17,470	-	-
Associated companies						
- Malaysia	-	-	(1,082)	1,219	110,582	112,345
- People's Republic of China	-	-	(3,859)	(870)	45,706	47,788
- Europe	-	-	13,341	31,553	366,664	422,996
TOTAL	1,063,345	1,180,818	49,397	174,498	3,643,373	3,736,522

17. Variation of Results to Preceding Quarter
For the second quarter ended 31 March 2001, the Group incurred a loss before taxation of RM22.5 million as against the profit of RM71.9 million achieved in the preceding quarter. The second quarter's loss was due mainly to the Group's share of the exceptional charges reported by KLK's major associate, Yule Catto & Co. plc, arising from its restructuring and closure of non-profitable businesses.

18. Review of Performance

The Group's pre-tax profit for the six months ended 31 March 2001 fell 71.7% to RM49.4 million when compared to the profit achieved in the same period last year.

This decline in the six months' profit was due to the sharp drop in plantation profits caused by much lower palm products prices as well as the Group's share of the lower operating profit and the adverse impact of the exceptional charges from its major associate, Yule Catto & Co. plc, which undertook a restructuring and closure of non-profitable businesses.

However, both the manufacturing and retailing sectors registered improved results.

19. Current Year's Prospects

In view of the high exceptional charges reported, and the expected lower plantation profits due to low palm products prices currently, the Directors are of the opinion that the Group's profit for the current financial year will be substantially lower than that of the previous year.

20. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

21. Dividend

An interim dividend of 6 sen per share less 28% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2001 (year ended 30 September 2000 : 6 sen per share) and will be paid on 9 August 2001 to shareholders registered on the Company's Register as at 13 July 2001.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 13 July 2001 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of:-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 11 July 2001 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 12.30 p.m. on 13 July 2001 in respect of ordinary transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

23 May 2001

General Announcement

Submitted by KUALA LUMPUR KEPONG on 15-03-2001 04:21:22 PM
Reference No KL-010315-C6CF0

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**RELATED PARTY TRANSACTION:
APPOINTMENT OF PROJECT MANAGING AGENT
FOR WISMA TAIKO EXTENSION**

* **Contents :-**

KLK wishes to announce that its wholly-owned subsidiary, Taiko Plantations Sdn Bhd ("Taiko Plantations"), the owner of Wisma Taiko, has appointed Taiko Properties Sdn Bhd ("Taiko Properties") as the Project Manager to oversee the construction of an extension to the KLK Group's head office building, Wisma Taiko, which is located in Ipoh, Perak.

Taiko Properties has been appointed in view of its development and property management expertise of property projects in Perak.

The project management fee payable to Taiko Properties is based on a market rate of 4% of the total construction cost for the building extension estimated to be RM15 million and the total fees payable is estimated at some RM600,000.

The above transaction is a related party transaction but is not considered material and do not require shareholders' approval.

The following Directors and Substantial Shareholders of KLK are interested in the above transaction, as follows:-

1. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Lee Soon Hian, who are KLK Directors are also deemed Substantial Shareholders in KLK and are therefore deemed substantial shareholders in Taiko Plantations. Dato' Lee Oi Hian is the Chairman of Taiko Plantations.

2. They are also deemed substantial shareholders in Taiko Properties.

3. By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn Bhd group of companies are deemed substantial shareholders of KLK. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Lee Soon Hian are substantial shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are substantial

shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in the above arrangement.

These interested Directors have abstained from deliberation and approval of the above arrangement.

Save as disclosed above, none of the other KLK Directors or substantial shareholders of KLK have any interest direct or indirect, in the above arrangement.

The other Directors are of the opinion that the above arrangement is in the best interests of the Company and that the arrangement does not have any material effect on the net tangible assets or earnings of the KLK Group.

/mcl

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 1.0

Financial Result Announcement

Submitted by KUALA LUMPUR KEPONG on 21-02-2001 05:57:06 PM
Reference No KL-010221-72987

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Kuala Lumpur Kepong Berhad**

* Stock name : **KLK**

* Stock code : **2445**

* Contact person : **J C Lim**

* Designation : **Company Secretary**

*** Financial Year End** : 30-09-2001

*** Quarter** : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended

*** 31-12-2000 .**

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	31-12-2000	31-12-99	31-12-2000	31-12-99
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Turnover	585,491	670,909	585,491	670,909
	(b)	Investment income	923	1,323	923	1,323
	(c)	Other income including interest income	5,437	6,390	5,437	6,390
2	(a)	Operating profit/(loss) before interest on borrowings, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	92,095	121,131	92,095	121,131
	(b)	Less interest on borrowings	1,401	1,932	1,401	1,932
	(c)	Less depreciation and amortisation	19,331	20,683	19,331	20,683
	(d)	Exceptional items	214	547	214	547

	(e)	Operating profit/(loss) after interest on borrowings, depreciation and amortisation and exceptional items but before income tax, minority interests and extraordinary items	71,577	99,063	71,577	99,063
	(f)	Share in the results of associated companies	328	999	328	999
	(g)	Profit/(loss) before taxation, minority interests and extraordinary items	71,905	100,062	71,905	100,062
	(h)	Taxation	-10,147	-20,596	-10,147	-20,596
	(i) (i)	Profit/(loss) after taxation before deducting minority interests	61,758	79,466	61,758	79,466
	(ii)	Less minority interests	-4,645	-5,359	-4,645	-5,359
	(j)	Profit/(loss) after taxation attributable to members of the company	57,113	74,107	57,113	74,107
	(k) (i)	Extraordinary items	0	0	0	0
	(ii)	Less minority interests	0	0	0	0
	(iii)	Extraordinary items attributable to members of the company	0	0	0	0
	(l)	Profit/ (loss) after taxation and extraordinary items attributable to members of the company	57,113	74,107	57,113	74,107
3	(a)	Earnings per share based on 2(j) above after deducting any provision for preference dividends, if any :				
	(i)	Basic (based on ordinary shares - sen)	8.04	10.44	8.04	10.44
	(ii)	Fully diluted (based on ordinary shares - sen)				
4	(a)	Dividend per share (sen)				
	(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	4.5900	4.5300

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

Quarterly report on consolidated results for the first quarter ended 31 December 2000.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2000 RM '000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/1999 RM '000	CURRENT YEAR TO DATE 31/12/2000 RM '000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/1999 RM '000
1. (a) Revenue	585,491	670,909	585,491	670,909
(b) Investment income	923	1,323	923	1,323
(c) Other income including interest income	5,437	6,390	5,437	6,390
2. (a) Operating profit before interest on borrowings, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	92,095	121,131	92,095	121,131
(b) Less interest on borrowings	(1,401)	(1,932)	(1,401)	(1,932)
(c) Less depreciation and amortisation	(19,331)	(20,683)	(19,331)	(20,683)
(d) Exceptional items	214	547	214	547
(e) Operating profit after interest on borrowings, depreciation and amortisation and exceptional items but before income tax, minority interests and extraordinary items	71,577	99,063	71,577	99,063
(f) Share in the results of associated companies	328	999	328	999
(g) Profit before taxation, minority interests and extraordinary items	71,905	100,062	71,905	100,062
(h) Taxation	(10,147)	(20,596)	(10,147)	(20,596)
(i) (i) Profit after taxation before deducting minority interests	61,758	79,466	61,758	79,466
(ii) Minority interests	(4,645)	(5,359)	(4,645)	(5,359)
(j) Profit after taxation attributable to members of the company	57,113	74,107	57,113	74,107
(k) (i) Extraordinary items	-	-	-	-
(ii) Less minority interests	-	-	-	-
(iii) Extraordinary items attributable to members of the company	-	-	-	-
(l) Profit after taxation and extraordinary items attributable to members of the company	57,113	74,107	57,113	74,107

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/1999	CURRENT YEAR TO DATE 31/12/2000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/1999
3. (a) Earnings per share based on 2(j) above after deducting any provision for preference dividends, if any :-				
(i) Basic (based on 710,177,128 [2000 : 710,177,128] ordinary shares) (sen)	8.04	10.44	8.04	10.44
(ii) Fully diluted (based on ____________ ordinary shares) (sen)	N/A	N/A	N/A	N/A
4. (a) Dividend per share (sen)	-	-	-	-
(b) Dividend Description	N/A			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5. Net tangible assets per share (RM)	4.59	4.53

N/A - Not Applicable.

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 31/12/2000 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2000 RM'000
1.	Property, Plant and Equipment	1,953,203	1,956,345
2.	Property Development	68,973	68,907
3.	Investment in Associated Companies	577,266	583,129
4.	Other Investments	90,605	85,704
5.	Intangible Assets	19,775	19,928
6.	Goodwill on Consolidation	16,687	14,929
		2,726,509	2,728,942
7.	Current Assets		
	Inventories	313,695	328,446
	Trade Receivables	159,006	161,009
	Other Receivables, Deposits and Prepayments	119,101	91,272
	Fixed Deposits	407,238	403,562
	Cash and Bank Balances	64,738	38,220
		1,063,778	1,022,509
8.	Current Liabilities		
	Trade Payables	83,688	83,934
	Other Payables	151,206	114,854
	Taxation	8,083	8,856
	Bank Overdrafts	22,509	45,193
	Term Loans	3,847	34,157
	Short Term Borrowings	22,230	11,690
	Finance Leases	50	250
	Proposed Dividends	71,586	71,586
		363,199	370,520
9.	Net Current Assets	700,579	651,989
		3,427,088	3,380,931
10.	Shareholders' Funds		
	Share Capital	712,516	712,516
	Reserves		
	Capital Reserve	1,156,020	1,155,554
	Capital Redemption Reserve	6,685	5,185
	General Reserve	14,337	14,337
	Revaluation Reserve	53,345	53,345
	Retained Profit	1,363,321	1,308,174
	Exchange Fluctuation Reserve	2,197	14,210
		3,308,421	3,263,321
	Less: Cost of Treasury Shares	(12,382)	(12,382)
		3,296,039	3,250,939
11.	Minority Interests	105,769	103,590
12.	Deferred Taxation	14,448	14,250
13.	Provision for Retirement Benefits	9,786	10,036
14.	Finance Leases	291	355
15.	Term Loans	755	1,761
		3,427,088	3,380,931
16.	Net tangible assets per share (RM)	4.59	4.53

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes

1. Accounting Policies
The accounting policies and methods of computation used in the preparation of the quarterly financial statements are consistent with those adopted in the annual financial statements for the year ended 30 September 2000.

2. Exceptional Items

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/12/2000 RM'000	Preceding Year Corresponding Quarter 31/12/1999 RM'000	Current Year Todate 31/12/2000 RM'000	Preceding Year Corresponding Period 31/12/1999 RM'000
Surplus arising from government acquisition of land	10	599	10	599
Surplus on sales of investments	457	233	457	233
Amortisation of intangible assets	(253)	(285)	(253)	(285)
Total	214	547	214	547

3. Extraordinary Items
There were no extraordinary items for the current quarter and financial year to date.

4. Taxation

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/12/2000 RM'000	Preceding Year Corresponding Quarter 31/12/1999 RM'000	Current Year Todate 31/12/2000 RM'000	Preceding Year Corresponding Period 31/12/1999 RM'000
Malaysian taxation	3,626	14,556	3,626	14,556
Overseas taxation	6,019	5,918	6,019	5,918
Transfer to deferred taxation	176	60	176	60
	9,821	20,534	9,821	20,534
Under/(Over) provision in respect of previous years	4	(3)	4	(3)
	9,825	20,531	9,825	20,531
Share of associated companies' taxation	322	65	322	65
	10,147	20,596	10,147	20,596

The effective tax rate is lower than the statutory tax rate due principally to the utilisation of brought forward unabsorbed tax losses and capital allowances by certain subsidiary companies.

5. Pre-acquisition Profits
There were no pre-acquisition profits for the current quarter and financial year to date.

6. Sale of Investments and Properties
The surplus on sale of investments and properties for the current quarter and financial year to date is disclosed in Note 2.

7. Quoted Securities

(a) Purchases and sales of quoted securities for the current quarter and financial year to date :-

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/12/2000 RM'000	Preceding Year Corresponding Quarter 31/12/1999 RM'000	Current Year Todate 31/12/2000 RM'000	Preceding Year Corresponding Period 31/12/1999 RM'000
Purchase of quoted securities	6,725	16,946	6,725	16,946
Sales proceeds of quoted securities	2,293	451	2,293	451
Surplus on sales of quoted securities	457	233	457	233

(b) Investments in quoted shares as at end of the reporting period were as follows : -

	As at End of Current Quarter 31/12/2000 RM'000	As at Preceding Financial Year End 30/9/2000 RM'000
At cost		
- Associated companies	156,322	156,322
- Other investments	92,158	87,262
	248,480	243,584
At carrying value less provision		
- Associated companies	463,549	469,391
- Other investments	84,434	79,537
	547,983	548,928
At market value		
- Associated companies	298,602	314,612
- Other investments	57,932	67,515
	356,534	382,127

8. Changes in the Composition of the Group

The results of the Group for the current quarter and financial year to date have not been affected by any form of changes in the composition of the Group.

9. Corporate Proposals

There were no corporate proposals announced but not completed at the date of this report.

10. Seasonal or Cyclical Factors

The operation of the Group's plantation sector is influenced by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

11. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to date.

12. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	As At End of Current Quarter 31/12/2000		As At Preceding Financial Year End 30/9/2000	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Term Loans				
Repayable within 12 months :-				
- Secured	716	CAD287	378	CAD149
	3,131	GBP560	3,110	GBP560
	-	-	300	AUD145
	-	-	30,369	USD7,999
	3,847		34,157	
Repayable after 12 months :-				
- Secured	559	CAD223	628	CAD248
	196	GBP35	-	-
	-	-	1,133	AUD547
	755		1,761	
(b) Short Term Borrowings (unsecured)				
Export Credit Refinancing Loans	22,230		11,690	
(c) Bank Overdraft				
- Secured	5,657	USD1,512	5,076	USD1,337
	5,526	CAD2,217	11,663	CAD4,608
	3,354	GBP600	19,556	GBP3,521
	-	-	6	DM3
	14,537		36,301	
- Unsecured	5,608	GBP1,003	7,601	GBP1,368
	1,614	HKD3,313	1,291	HKD2,650
	750		-	
	7,972		8,892	
	22,509		45,193	

13. Contingent Liabilities

There were no contingent liabilities as at the date of this report.

14. Financial Instruments with Off Balance Sheet Risk

As at the date of this report, the Group does not have any material financial instruments with off balance sheet risk.

15. Material Litigation
There were no pending material litigation as at the date of this report.

16. Segment Information

Analysis by industry

	Turnover		Profit/(Loss) before Tax		Total Assets Employed	
	31/12/2000 RM'000	31/12/99 RM'000	31/12/2000 RM'000	31/12/99 RM'000	31/12/2000 RM'000	30/9/2000 RM'000
Plantation	167,788	258,954	15,379	57,482	2,106,528	2,091,945
Manufacturing	197,468	197,563	23,028	16,635	584,672	560,007
Retailing	212,442	204,154	29,037	19,534	336,936	333,022
Investment holding	4,889	5,988	4,889	5,988	143,563	144,976
Others	2,904	4,250	603	577	24,635	23,443
	585,491	670,909	72,936	100,216	3,196,334	3,153,393
Exceptional items	-	-	214	547	-	-
Associated companies	-	-	328	999	577,266	583,129
Corporate expenses	-	-	(1,573)	(1,700)	-	-
TOTAL	585,491	670,909	71,905	100,062	3,773,600	3,736,522

Analysis by geographical location

	Turnover		Profit/(Loss) before Tax		Total Assets Employed	
	31/12/2000 RM'000	31/12/99 RM'000	31/12/2000 RM'000	31/12/99 RM'000	31/12/2000 RM'000	30/9/2000 RM'000
Malaysia	294,727	393,349	40,142	75,868	2,360,454	2,317,161
Australia	2,351	3,577	786	807	15,853	14,724
People's Republic of China	44,513	44,976	786	3,327	110,136	105,278
Europe and America	229,995	224,470	27,483	18,566	474,107	478,266
Indonesia	10,854	2,136	1,534	(562)	231,445	234,149
Others	3,051	2,401	632	510	4,339	3,815
	585,491	670,909	71,363	98,516	3,196,334	3,153,393
Exceptional items	-	-	214	547	-	-
Associated companies	-	-	328	999	577,266	583,129
TOTAL	585,491	670,909	71,905	100,062	3,773,600	3,736,522

17. Variation of Results to Preceding Quarter
The Group's pre-tax profit for the first quarter ended 31 December 2000 declined 6.7% to RM71.9 million when compared to the preceding quarter's profit. Unlike the last quarter, the results of overseas listed associated companies have not been included in the current quarter. Due to seasonal sales, the retailing sector reported profits for the current quarter as against a loss suffered in the previous quarter.

18. Review of Performance
For the first quarter ended 31 December 2000, the pre-tax profit of the Group, when compared to the same quarter last year, fell 28.1% to RM71.9 million owing to lower plantation profits affected by the deteriorating palm products prices. However, with improved sales, the retailing sector achieved better results and the manufacturing sector, aided by lower raw material prices, continued to perform well.

19. Current Year's Prospects
The Directors are of the opinion that the Group's current financial year's profit will be significantly lower than that of the preceding year due to the impact of lower palm products prices and the exceptional loss of its major associate, Yule Catto & Co. plc. ("Yule Catto"). The exceptional loss of Yule Catto for its financial year ended 31 December 2000 was announced earlier by the Company on 11 November 2000. The Group will take up, in its second Quarter, its share of Yule Catto's exceptional loss, when the audited results of Yule Catto are released.

20. Profit Forecast and Profit Guarantee
The Group did not issue any profit forecast or profit guarantee during the current financial year to date.

21. Dividend
The Directors do not recommend the payment of dividends for the first quarter ended 31 December 2000.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

21 February 2001

General Announcement

Submitted by KUALA LUMPUR KEPONG on 21-02-2001 03:43:53 PM
Reference No KL-010221-A7DC6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**TWENTY-EIGHTH ANNUAL GENERAL MEETING ("AGM")
HELD ON 21ST FEBRUARY 2001**

* **Contents :-**

KLK wishes to advise that all the ordinary and special business as set out in the Notice of Meeting dated 29th December 2000 were duly passed by shareholders at the 28th AGM of KLK held earlier today.

/fsc

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement

Submitted by KUALA LUMPUR KEPONG on 19-01-2001 04:26:38 PM
Reference No KL-010119-E7CB4

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

CHANGE OF NAME OF SUBSIDIARY

* Contents :-

We wish to inform that a wholly-owned subsidiary of the Group, Melfort Corporation Sdn Bhd has changed its name to "**Acc-Enhance Sdn. Bhd.**".

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

/fsc

General Announcement

Initiated by **Common User** on **29-12-2000 03:52:46 PM**
Submitted by **KUALA LUMPUR KEPONG** on **29-12-2000 03:42:22 PM**
Reference No **KL-001229-B4865**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

New Announcement

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**
* Contact number	:	**05-2417 844**
E-mail address	:	
* Type	:	**Announcement**

* Subject :

NEW SUBSIDIARY :
MELFORT CORPORATION SDN BHD

* **Contents :-**

We wish to advise that Premier Procurement Limited, a wholly owned subsidiary of the Kuala Lumpur Kepong Group has incorporated a new company in Malaysia, namely, Melfort Corporation Sdn Bhd.

The new wholly-owned subsidiary is currently non-operational and has an issued and paid-up capital of RM2. This company is intended to be a general trading company.

/fsc

Form Version 1.0

Financial Result Announcement

Submitted by KUALA LUMPUR KEPONG on 28-11-2000 06:13:44 PM
Reference No KL-001128-86D0B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J C Lim
* Designation : Company Secretary

* **Financial Year End** : 30-09-2000

* **Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended
*** 30-09-2000 .**
*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	30-09-2000	30-09-99	30-09-2000	30-09-99
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Turnover	552,062	542,041	2,224,096	2,404,255
	(b)	Investment income	910	866	4,504	4,345
	(c)	Other income including interest income	6,661	7,108	23,940	29,966
2	(a)	Operating profit/(loss) before interest on borrowings, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	50,240	69,448	277,359	409,694
	(b)	Less interest on borrowings	1,461	2,034	6,482	9,500
	(c)	Less depreciation and amortisation	27,851	23,170	90,287	82,545
	(d)	Exceptional items	26,488	2,525	48,513	2,986

(e)	Operating profit/(loss) after interest on borrowings, depreciation and amortisation and exceptional items but before income tax, minority interests and extraordinary items	47,416	46,769	229,103	320,635
(f)	Share in the results of associated companies	29,681	35,090	60,976	78,691
(g)	Profit/(loss) before taxation, minority interests and extraordinary items	77,097	81,859	290,079	399,326
(h)	Taxation	-27,254	-10,088	-73,926	-20,690
(i) (i)	Profit/(loss) after taxation before deducting minority interests	49,843	71,771	216,153	378,636
(ii)	Less minority interests	-3,444	-4,741	-14,273	-8,230
(j)	Profit/(loss) after taxation attributable to members of the company	46,399	67,030	201,880	370,406
(k) (i)	Extraordinary items	0	0	0	0
(ii)	Less minority interests	0	0	0	0
(iii)	Extraordinary items attributable to members of the company	0	0	0	0
(l)	Profit/ (loss) after taxation and extraordinary items attributable to members of the company	46,399	67,030	201,880	370,406
3 (a)	Earnings per share based on 2(j) above after deducting any provision for preference dividends, if any :				
(i)	Basic (based on ordinary shares - sen)	6.53	9.43	28.43	52.09
(ii)	Fully diluted (based on ordinary shares - sen)				
4 (a)	Dividend per share (sen)	14.00	14.00		
(b)	Dividend Description	Dividends less income tax : Final 9 sen, Special 5 sen			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	4.5300	4.4800

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

Quarterly report on consolidated results for the financial year ended 30 September 2000. The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2000 RM '000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/1999 RM '000	CURRENT YEAR TO DATE 30/9 2000 RM '000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/1999 RM '000
1. (a) Turnover	552,062	542,041	2,224,096	2,404,255
(b) Investment income	910	866	4,504	4,345
(c) Other income including interest income	6,661	7,108	23,940	29,966
2. (a) Operating profit before interest on borrowings, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	50,240	69,448	277,359	409,694
(b) Less interest on borrowings	(1,461)	(2,034)	(6,482)	(9,500)
(c) Less depreciation and amortisation	(27,851)	(23,170)	(90,287)	(82,545)
(d) Exceptional items	26,488	2,525	48,513	2,986
(e) Operating profit after interest on borrowings, depreciation and amortisation and exceptional items but before income tax, minority interests and extraordinary items	47,416	46,769	229,103	320,635
(f) Share in the results of associated companies	29,681	35,090	60,976	78,691
(g) Profit before taxation, minority interests and extraordinary items	77,097	81,859	290,079	399,326
(h) Taxation	(27,254)	(10,088)	(73,926)	(20,690)
(i) (i) Profit after taxation before deducting minority interests	49,843	71,771	216,153	378,636
(ii) Minority interests	(3,444)	(4,741)	(14,273)	(8,230)
(j) Profit after taxation attributable to members of the company	46,399	67,030	201,880	370,406
(k) (i) Extraordinary items	-	-	-	-
(ii) Less minority interests	-	-	-	-
(iii) Extraordinary items attributable to members of the company	-	-	-	-
(l) Profit after taxation and extraordinary items attributable to members of the company	46,399	67,030	201,880	370,406

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/1999	CURRENT YEAR TO DATE 30/9/2000	PRECEDING YEAR CORRESPONDING PERIOD 30 9 1999
3. (a) Earnings per share based on 2(j) above after deducting any provision for preference dividends, if any :-				
(i) Basic (based on 710,177,128 [1999 : 711,051,042] ordinary shares) (sen)	6.53	9.43	28.43	52.09
(ii) Fully diluted (based on ordinary shares) (sen)	N/A	N/A	N/A	N/A
4. (a) Dividend per share (sen)	14	14	20	20
(b) Dividend Description	Dividends less income tax : Final 9 sen, Special 5 sen			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5. Net tangible assets per share (RM)	4.53	4.48

N/A - Not Applicable.

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 30/9/2000 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/1999 RM'000
1.	Fixed Assets	1,956,345	1,954,493
2.	Property Development	68,907	66,010
3.	Investment in Associated Companies	583,129	580,574
4.	Other Investments	85,704	61,310
5.	Intangible Assets	19,928	23,347
6.	Goodwill on Consolidation	14,929	14,929
		2,728,942	2,700,663
7.	Current Assets		
	Stocks	328,446	330,598
	Trade Debtors	161,009	166,813
	Other Debtors	91,272	85,262
	Deposits	403,562	485,605
	Cash and Bank Balances	38,220	32,948
		1,022,509	1,101,226
8.	Current Liabilities		
	Trade Creditors	83,934	92,402
	Other Creditors	114,854	130,015
	Taxation	8,856	28,182
	Bank Overdrafts	45,193	71,753
	Term Loans	34,157	6,969
	Short Term Borrowings	11,690	59,521
	Finance Leases	250	624
	Dividends (net)	71,586	71,586
		370,520	461,052
9.	Net Current Assets	651,989	640,174
		3,380,931	3,340,837
10.	Shareholders' Funds		
	Share Capital	712,516	712,516
	Reserves		
	Capital Reserve	1,155,554	1,278,892
	Capital Redemption Reserve	5,185	285
	General Reserve	14,337	14,337
	Revaluation Reserve	53,345	53,345
	Retained Profit	1,308,174	1,090,903
	Exchange Fluctuation Reserve	14,210	80,483
		3,263,321	3,230,761
	Less: Cost of Treasury Shares	(12,382)	(12,382)
		3,250,939	3,218,379
11.	Minority Shareholders' Interest	103,590	92,092
12.	Deferred Taxation	14,250	9,318
13.	Provision for Retirement Benefits	10,036	9,515
14.	Finance Leases	355	7,424
15.	Term Loans	1,761	4,109
		3,380,931	3,340,837
16.	Net tangible assets per share (RM)	4.53	4.48

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes

1. Accounting Policies
The accounting policies and methods of computation used in the preparation of the quarterly financial statements are consistent with those adopted in the annual financial statements for the year ended 30 September 1999.

2. Exceptional Items

	Cumulative Period	
	Current Year To date 30/9/2000 RM'000	Preceding Year Corresponding Period 30/9/1999 RM'000
Surplus arising from government acquisitions of land	23,684	4,007
Surplus on sale of properties	2,234	1,225
Gain on sale of a subsidiary company	-	3,774
Surplus on sales of investments	5,970	6,371
Surplus on liquidation of an associated company	-	100
Amortisation of intangible assets	(1,129)	-
Provision for diminution in value of an associated company	-	(1,068)
Provision for diminution in value of investments	(5,074)	-
Write back of provision for diminution in value of investments	-	5,713
Share of associated companies' exceptional items	22,828	(17,136)
Total	48,513	2,986

3. Extraordinary Items
There were no extraordinary items for the current financial year to date.

4. Taxation

	Cumulative Period	
	Current Year To date 30/9/2000 RM'000	Preceding Year Corresponding Period 30/9/1999 RM'000
Malaysian taxation	36,189	653
Overseas taxation	3,443	2,559
Transfer from deferred taxation	5,130	1,084
	44,762	4,296
Under/(Over) provision in respect of previous years	23	(1,316)
	44,785	2,980
Share of associated companies' taxation	29,141	17,710
	73,926	20,690

5. Pre-acquisition Profits
There were no pre-acquisition profits for the current financial year to date.

6. Sale of Investments and Properties
The surplus on sale of investments and properties for the current financial year to date is disclosed in Note 2.

7. Quoted Securities
(a) Purchases and sales of quoted securities for the current financial year to date :-

	Cumulative Period	
	Current Year To date 30/9/2000 RM'000	Preceding Year Corresponding Period 30/9/1999 RM'000
Purchases of quoted securities	45,454	29,103
Sales of quoted securities	21,329	28,753
Surplus on sales of quoted securities	5,970	6,371

(b) Investments in quoted shares as at end of the reporting period were as follows : -

	As at End of Current Quarter 30/9/2000 RM'000	As at Preceding Financial Year End 30/9/1999 RM'000
At cost		
- Associated companies	156,322	156,322
- Other investments	87,262	57,323
	243,584	213,645
At carrying value less provision		
- Associated companies	469,391	467,097
- Other investments	79,537	54,674
	548,928	521,771
At market value		
- Associated companies	314,612	610,875
- Other investments	67,515	48,249
	382,127	659,124

8. Changes in the Composition of the Company
The results of the Company for the current financial year to date have not been affected by any form of changes in the composition of the Company.

9. Corporate Proposals
There were no corporate proposals announced but not completed at the date of this report.

10. Seasonal or Cyclical Factors
The operation of the Group's plantation sector is influenced by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

11. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to date.

12. Group Borrowings
As at the end of the reporting period, the Group's borrowings were as follows :-

	As At End of Current Quarter 30/9/2000		As At Preceding Financial Year End 30/9/1999	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Term Loans				
Repayable within 12 months :-				
- Secured	30,369	USD7,999	-	-
	378	CAD149	2,135	CAD827
	3,110	GBP560	-	-
	300	AUD145	244	AUD98
	-	-	4,590	Rmb10,000
	34,157		6,969	
Repayable after 12 months :-				
- Secured	628	CAD248	-	-
	1,133	AUD547	612	AUD247
	-	-	3,497	GBP560
	1,761		4,109	
(b) Short Term Borrowings (unsecured)				
Export Credit Refinancing Loans	11,690		40,795	
Bankers' Acceptances	-		18,726	
	11,690		59,521	
(c) Bank Overdraft				
- Secured	5,076	USD1,337	45,569	USD12,020
	11,663	CAD4,608	14,937	CAD5,784
	19,556	GBP3,521	6,518	GBP1,044
	6	DM3	-	
	36,301		67,024	
- Unsecured	7,601	GBP1,368	292	GBP47
	1,291	HKD2,650	3,711	HKD7,586
	-		726	
	8,892		4,729	
	45,193		71,753	

The borrowings by the overseas subsidiaries are disclosed in their respective currencies borrowed. These amounts were previously reported in GBP and HKD to reflect the reporting currency of the respective holding companies (i.e. United Kingdom and Hong Kong) of the aforementioned subsidiaries.

13. Contingent Liabilities
There were no contingent liabilities as at the date of this report.

14. Financial Instruments with Off Balance Sheet Risk
As at the date of this report, the Group does not have any material financial instruments with off balance sheet risk.

15. Material Litigation
There were no pending material litigation as at the date of this report.

16. Segment Information

Analysis by industry

	Turnover		Profit/(Loss) before Tax		Total Assets Employed	
	30/9/2000 RM'000	30/9/1999 RM'000	30/9/2000 RM'000	30/9/1999 RM'000	30/9/2000 RM'000	30/9/1999 RM'000
Plantation	823,305	1,031,837	126,142	299,866	2,091,945	2,085,072
Manufacturing	835,173	845,543	77,187	28,219	560,007	545,998
Retailing	526,215	490,983	(36,354)	(32,330)	333,022	369,031
Investment holding	22,967	27,999	22,967	27,999	144,976	144,386
Others	16,436	7,893	(1,347)	161	23,443	61,899
	2,224,096	2,404,255	188,595	323,915	3,153,393	3,206,386
Exceptional items	-	-	48,513	2,986	-	-
Associated companies	-	-	60,976	78,691	583,129	580,574
Corporate expenses	-	-	(8,005)	(6,266)	-	-
TOTAL	2,224,096	2,404,255	290,079	399,326	3,736,522	3,786,960

Analysis by geographical location

	Turnover		Profit/(Loss) before Tax		Total Assets Employed	
	30/9/2000 RM'000	30/9/1999 RM'000	30/9/2000 RM'000	30/9/1999 RM'000	30/9/2000 RM'000	30/9/1999 RM'000
Malaysia	1,379,266	1,535,578	207,657	345,765	2,317,161	2,357,975
Australia	13,256	5,070	257	685	14,724	21,034
People's Republic of China	178,788	241,440	5,168	6,620	105,278	112,240
Europe and America	625,391	615,636	(33,920)	(28,900)	478,266	512,159
Indonesia	22,203	4,937	1,420	(6,173)	234,149	199,513
Others	5,192	1,594	8	(348)	3,815	3,465
	2,224,096	2,404,255	180,590	317,649	3,153,393	3,206,386
Exceptional items	-	-	48,513	2,986	-	-
Associated companies	-	-	60,976	78,691	583,129	580,574
TOTAL	2,224,096	2,404,255	290,079	399,326	3,736,522	3,786,960

17. Variation of Results to Preceding Quarter

The pre-tax profit of the Group for the 4th Quarter ended 30 September 2000 had improved two fold to RM77.1 million as compared to that of the preceding quarter. Whilst the fall in palm product prices had affected the results of the plantation sector, the inclusion of the results of an overseas listed associated company together with its exceptional items had contributed to the increase in the pre-tax profit for the quarter under review.

18. Review of Performance

For the year ended 30 September 2000, the Group's pre-tax profit declined 27.4% to RM290.1 million as compared to that of last year. Contribution from the plantation sector fell significantly due to lower palm product prices notwithstanding an increase in FFB production. The manufacturing sector, however, showed vast improvement in its results through favourable raw material prices and better operational efficiencies.

19. Current Year's Prospects

Given the current depressed prices for palm products and the anticipated reduction in the Group's share of the results of its major overseas associate, the Directors are of the opinion that the Group's profit for the current financial year ending 30 September 2001 will be lower than that of the preceding year.

20. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to date.

21. Dividend

(a) A final dividend has been recommended.

(b) Amount per share less income tax :
Final dividend : 9 sen
Special dividend : 5 sen

(c) Date payable : 20 March 2001

(d) Interim dividend was 6 sen per share less income tax.

(e) Total annual dividend per share less income tax :
Year ended 30/9/2000 : 20 sen (including a special dividend of 5 sen)
Year ended 30/9/1999 : 20 sen (including a special dividend of 5 sen)

	Year Ended 30 September 2000 RM'000	Year Ended 30 September 1999 RM'000
	Company	Company
(f) Total annual dividend less income tax	102,266	102,266

(g) A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 20 February 2001 in respect of shares which are exempted from mandatory deposit;

(ii) Shares transferred into the Depositor's securities account before 12.30 p.m. on 22 February 2001 in respect of ordinary transfers; and

(iii) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 22 February 2001 will be registered for entitlements to the dividend payment.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

28 November 2000

Entitlements (Notice of Book Closure)

Submitted by KUALA LUMPUR KEPONG on 28-11-2000 06:13:42 PM
Reference No KL-001128-1E8D1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Entitlement date :**22-02-2001**
* Entitlement time :**12:30:00 PM**
* Entitlement subject :**Final Dividend**
* Entitlement description

A final dividend of 9% gross less 28% Malaysian Income Tax.

Period of interest payment : to

For year ending/period ending/ended :**30-09-2000**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan
Tel: 605-241 7844

Payment date :**20-03-2001**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**22-02-2001**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**20-02-2001**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ○ **RM** ● **Percentage**
* Entitlement in percentage (%) :**9**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 22 February, 2001 will be registered for entitlements to the dividend payment.

Entitlements (Notice of Book Closure)

Submitted by KUALA LUMPUR KEPONG on 28-11-2000 06:13:40 PM
Reference No KL-001128-1E8D0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :

* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

* Entitlement date :22-02-2001
* Entitlement time :12:30:00 PM
* Entitlement subject :*Special Dividend*
* Entitlement description

A special dividend of 5% gross less 28% Malaysian Income Tax.

Period of interest payment : to
For year ending/period ending/ended :30-09-2000
Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam,
30000 Ipoh, Perak Darul Ridzuan
Tel: 605-241 7844

Payment date :20-03-2001

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :22-02-2001

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :20-02-2001

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator : ○ Ratio ○ RM ● Percentage

* Entitlement in percentage (%) :5

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 22 February, 2001 will be registered for entitlements to the dividend payment.

General Announcement

Submitted by KUALA LUMPUR KEPONG on 11-11-2000 12:46:41 PM
Reference No KL-001111-A451A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**Fan Chee Kum**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Re : Announcement made by Yule Catto & Co plc ("Yule Catto"), an associated company of Kuala Lumpur Kepong Berhad ("KLK"), on its trading prospects

* **Contents :-**

KLK's 21.05% owned associated company, Yule Catto, on 27 October 2000 made an announcement to the London Stock Exchange regarding its expected results for the last quarter of its financial year ending 31 December 2000.

In the abovementioned announcement, Yule Catto stated that :-

1. Its profits for its financial year ending 31 December 2000 will be 25% below market expectations due to :-
   (a) high raw material prices arising from high oil prices;
   (b) weakness of the Euro; and
   (c) delay in resumption of raw material supply for its Dutch fine chemicals facility, and that

2. Yule Catto will take a restructuring charge of up to £25 million against its results for the current financial year to restructure a loss-making operation and this will be largely cash neutral.

KLK's share of Yule Catto's write down for restructuring charges is expected to be up to £5.26 million, which will be taken up as an exceptional item in KLK's current financial year ending 30 September 2001, after Yule Catto's annual audited accounts for its financial year ending 31 December 2000 has been released.

The text of Yule Catto's announcement is enclosed for information.

yule catto.doc

FCK/gcs

Trading Update Released by Yule Catto & Co plc
to the London Stock Exchange on 27 October 2000

" On 31 August 2000 we reported in our interim statement that high raw material prices would overshadow near term trading conditions and confirmed that the weakness of the euro against sterling was having an adverse translation effect on overseas profits. In addition a serious explosion at a critical raw material supplier had severely limited production at our fine chemicals facility in Holland, but the supplier had anticipated that normal operations would recommence during the third quarter.

As we have entered the last three months of the year, it is appropriate to provide an update on the three areas previously highlighted:

- Rather than see the rise in raw materials abate or stabilise for our polymer businesses as anticipated, fourth quarter input costs are set to increase to unprecedented levels supported by the continuing strength of the price of oil. In the short term the rate of cost increases continues to exceed the improvement in our selling prices, resulting in a further squeeze on margins during the remainder of the year. There remains strong demand across many of our market sectors, and there are signs of an industry wide push to restore margins which will see this trend reverse in the medium term. We are sustaining the investment to reposition our operations into more technically demanding applications where we have identified exciting growth opportunities.

- More than 60% of our group profit before taxation originates in countries within the euro zone and our businesses continue to perform well as measured in local currency. However, with the highly publicised further weakening of the euro, the exchange rates used for the consolidation of euro dominated results is likely to be 10% lower than the €1.52/£ rate appropriate for 1999.

- The resumption of normal raw material supply to our Dutch facility will take longer than originally indicated by our supplier due to stringent safety requirements imposed by the US authorities. It is unlikely, therefore, that normal production will commence until the end of the year, creating a negative impact on our profit in 2000 of around £4m. Working with our customers through a carefully managed allocation procedure has minimised the long term impact and we look forward to a recovery of profitability in 2001.

As a consequence of the above, it is possible that the profit before taxation for 2000 could be 25% short of current market expectations. Action is also being initiated to put in place major restructuring to deal with loss making operations that could result in a charge against 2000 results of up to £25 million principally to cover the write down of assets. These changes should be largely cash neutral.

Looking forward, we are confident that the underlying prospects for the group remain strong as the benefits of repositioning and current investments in growth areas flow through. "

Yule Catto & Co plc
27 October 2000

General Announcement

Submitted by KUALA LUMPUR KEPONG on 07-11-2000 04:03:14 PM
Reference No KL-001107-91B4A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

DISPOSAL OF DORMANT SUBSIDIARY, ALLCOCK PRODUCTS LIMITED ("APL")

* **Contents :-**

KLK wishes to advise that its wholly-owned subsidiary, Standard Soap Company Ltd ("Standard Soap"), had disposed of its 100% equity interest in APL, a dormant company, on 31 March 1999 for a total consideration of £2. Following this disposal, APL ceased to be a subsidiary in the KLK Group.

When KLK acquired Standard Soap in 1995, APL was a wholly-owned dormant subsidiary of Standard Soap, with an issued and paid-up share capital of £2 comprising 2 ordinary shares of £1 each. Therefore the original cost of investment in APL to KLK was £2.

At the time of disposal, based on the latest accounts, APL had a net tangible asset of £2 only without any retained profits. The above disposal did not result in any exceptional gain or loss and did not have any effect on KLK Group's earnings per share and net tangible assets based on KLK's latest audited accounts as at 30 September 1999.

Save through KLK, none of the Directors, substantial shareholders of KLK or persons connected with them has any interest, direct or indirect, in the disposal of APL.

/mcl

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Submitted by KUALA LUMPUR KEPONG on 04-11-2000 11:58:59 AM
Reference No KL-001104-329B7

* Announcement reference number	:	KL-001103-43E12
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED PURCHASE OF OWN SHARES BY KUALA LUMPUR KEPONG BERHAD ("KLK" OR THE "COMPANY") ["PROPOSED SHARE BUY BACK"]

* **Contents :-**

The mandate granted at the Annual General Meeting ("AGM") held on 23 February 2000, by the shareholders of KLK to the Directors for the Company to buy back KLK's own Shares, will expire at the conclusion of the forthcoming AGM of KLK which will be convened on 21 February 2001. The Board has proposed that a fresh mandate be sought from the shareholders for the Company to buy back its own Shares of up to a limit of approximately 2.8% of the Issued and Paid-up Share Capital (excluding treasury shares) of KLK or equivalent to 20 million Shares of the Company.

A maximum amount not exceeding the total retained profits of the Company will be allocated for the Proposed Share Buy Back. Based on the audited financial statements of the Company as at 30 September 1999, the audited retained profits of the Company was RM646 million. The Proposed Share Buy Back will be made solely from the internal funds of the Company.

The limit of approximately 2.8% under the Proposed Share Buy Back is calculated so that none of the Directors and/or existing substantial shareholders of the Company, will be required to make a mandatory general offer under the Malaysian Code on Take-Overs and Mergers 1998, should the Proposed Share Buy Back be exercised in full.

When Shares are purchased by the Company, the Directors may resolve to cancel the Shares so purchased and/or retain the Shares so purchased to be held as treasury shares. Where the Directors resolve to cancel the Shares so purchased, the Company's Issued and Paid-up Share Capital shall be diminished by the cancellation of the Shares so purchased and the amount by which the Company's issued capital is diminished shall be transferred to a capital redemption reserve. Where the Directors resolve to retain the Shares so purchased as treasury shares, the Directors may distribute the treasury shares as share dividends to shareholders of the Company and/or resell the treasury shares on the Kuala

Lumpur Stock Exchange and/or cancel the treasury shares.

RATIONALE FOR THE PROPOSED SHARE BUY BACK

The Proposed Share Buy Back, if exercised, is expected to benefit the Company and its shareholders as follows:

- The Company would expect to enhance the earnings per share ("EPS") of the Group (in the case where the Directors resolve to cancel the Shares so purchased and/or retain the Shares in treasury and the treasury shares are not subsequently resold), and thereby long term investors are expected to enjoy a corresponding increase in the value of their investments in the Company;

- If the Shares bought back are kept as treasury shares, it will give the Directors an option to sell the Shares so purchased at a higher price and therefore achieve an exceptional gain for the Company. Alternatively the Shares so purchased can be distributed as share dividends to shareholders; and

- The Company may be able to stabilise the supply and demand of its Shares in the open market and thereby supporting its fundamental value.

The Proposed Share Buy Back is not expected to have any potential material disadvantages to the Company and its shareholders.

FINANCIAL EFFECTS OF THE PROPOSED SHARE BUY BACK

The effect of the Proposed Share Buy Back on the Issued and Paid-up Share Capital of KLK (excluding treasury shares) assuming KLK buys and subsequently cancels up to 20,000,000 Shares is as follows:-

	No. of Ordinary Shares of RM1 each	RM
Existing Issued and Paid-up Share Capital as at 3/11/00 (excluding treasury shares)	710,177,128	710,177,128
Less: Number of KLK Shares to be cancelled pursuant to the Proposed Share Buy Back	20,000,000	20,000,000
Upon completion of the Proposed Share Buy Back	690,177,128	690,177,128

However, there will be no effect on the Issued and Paid-up Share Capital of KLK if the Shares so purchased are retained as treasury shares.

The effect on net tangible assets ("NTA") per share and EPS of the KLK Group will depend on the purchase price of the Shares and the actual number of Shares bought back at that time. The Proposed Share Buy Back, if exercised, will not have any material effect on the NTA per share, working capital and EPS of the KLK Group for the financial year ending 30 September 2001.

DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTEREST

The Directors, substantial shareholders and persons connected with the Directors and/or substantial shareholders of the KLK Group have no direct or indirect interest in the Proposed

Share Buy Back.

SHAREHOLDERS' APPROVAL

The Proposed Share Buy Back is subject to the approval of the shareholders at the AGM to be convened on 21 February 2001. Details of the Proposed Share Buy Back will be contained in the Circular to be despatched to the shareholders in due course.

/mcl

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement

Submitted by KUALA LUMPUR KEPONG on 30-10-2000 04:11:28 PM
Reference No KL-001030-CFCE6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**RELATED PARTY TRANSACTIONS:
CHARTER FLIGHTS WITH SMOOTH ROUTE SDN BHD**

* **Contents :-**

KLK wishes to announce that the Group may, from time to time, enter into commercial transactions with Smooth Route Sdn Bhd ("Smooth Route") to air charter the latter's aircraft on an hours-flown basis as and when needed for the Group's requirements. The air charter will be at market rates, which will not be higher than those offered to other customers of Smooth Route. The periodic use of air charter will be beneficial to the KLK Group, in particular in accessing its plantations in Indonesia.

Smooth Route is an air-charter company owning a 7-passenger Cessna Citation Bravo executive jet, based in Kuala Lumpur.

Such transactions with Smooth Route will be related party transactions as the principal and majority shareholder of Smooth Route, owning 99.98% of its issued and paid-up share capital, is Mr Lee Soon Hian, a Director and deemed substantial shareholder of KLK. Dato' Lee Oi Hian and Dato' Lee Hau Hian who are Directors and deemed substantial shareholders of KLK, are also deemed interested in these transactions by virtue of being brothers to Mr Lee Soon Hian.

Other than the above, none of the Directors nor substantial shareholders of KLK has any interest, direct or indirect, in the aforesaid arrangements which are not material and therefore do not require shareholders' approval.

The Directors are of the opinion that the above arrangements are in the best interests of the Company in terms of time saving for directors and management, and the air charter transactions are not expected to have any material effect on the net tangible assets or earnings of KLK Group.

/mcl

Tables Section - This section is to be used to create and insert tables. Please make

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **02-10-2000 03:08:29 PM**
Reference No **KL-001002-8483E**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NEW SUBSIDIARY:
PREMIER PROCUREMENT LIMITED

* **Contents :-**

We wish to advise that CE Holdings Limited, a wholly-owned subsidiary of Kuala Lumpur Kepong Berhad Group has acquired a shelf company in United Kingdom, namely, Premier Procurement Limited.

This new wholly-owned subsidiary is currently non-operational and has an issued and paid-up capital of £1. It is intended to be the holding company for the manufacturing division within the Group's retailing sector.

/mcl

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

22

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-10-2000 08:48:10 AM
Reference No KL-001018-3B895

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

SEC MAIL PROCESSING RECEIVED SEP 1 9 2002 WASH. D.C. 180 SECTION

Particulars of substantial shareholder
* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-10-2000**	* **547,000**	
Disposed	**10-10-2000**	**100,000**	
Disposed	**11-10-2000**	**323,000**	
Disposed	**12-10-2000**	**73,000**	
Disposed	**13-10-2000**	**148,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,942,896**

Direct (units) : **48,000**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**318,894,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**14-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-10-2000 08:47:21 AM
Reference No KL-001018-3B89D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 09-10-2000	* 547,000	
Disposed	10-10-2000	100,000	
Disposed	11-10-2000	323,000	
Disposed	12-10-2000	73,000	
Disposed	13-10-2000	148,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect Interest**
* **Total no of shares after change** : **318,894,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,894,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**14-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-10-2000 08:48:14 AM
Reference No KL-001018-3B894

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-10-2000**	* **547,000**	
Disposed	**10-10-2000**	**100,000**	
Disposed	**11-10-2000**	**323,000**	
Disposed	**12-10-2000**	**73,000**	
Disposed	**13-10-2000**	**148,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,894,896**

Direct (units) : **3,750,000**
Direct (%) : **0.53**

Indirect/deemed interest (units)	:	**315,144,896**
Indirect/deemed interest (%)	:	**44.37**
* Date of notice	:	**14-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-10-2000 11:56:12 AM
Reference No KL-001014-6C29B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **03-10-2000**	* **801,000**	
Acquired	**04-10-2000**	**325,000**	
Acquired	**05-10-2000**	**288,000**	
Acquired	**06-10-2000**	**695,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **54,788,500**

Direct (units) : **54,788,500**
Direct (%) : **7.71**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	06-10-2000
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 13-10-2000 03:46:02 PM
Reference No KL-001013-BC8B5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Acquired	* 28-09-2000	* 22,000	
Acquired	29-09-2000	186,000	

* Circumstances by reason of which change has occurred	:	Purchase of shares on open market
* Nature of interest	:	Direct
* **Total no of shares after change**	:	52,679,500
Direct (units)	:	52,679,500
Direct (%)	:	7.42

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **02-10-2000**
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:47 PM
Reference No KL-001011-B2A97

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Di-Yi Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **03-10-2000**	* **147,000**	
Disposed	**04-10-2000**	**76,000**	
Disposed	**06-10-2000**	**600,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **320,085,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**320,085,896**
Indirect/deemed interest (%)	:	**45.07**
* Date of notice	:	**07-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:42 PM
Reference No KL-001011-B2A99

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Elionai Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 03-10-2000	* 147,000	
Disposed	04-10-2000	76,000	
Disposed	06-10-2000	600,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **320,085,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**320,085,896**
Indirect/deemed interest (%)	:	**45.07**
* Date of notice	:	**07-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:44 PM
Reference No KL-001011-B2A98

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **High Quest Holdings Sdn Bhd**
*	Address	: **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
*	NRIC/passport no/company no.	: **178504-D**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **03-10-2000**	* **147,000**	
Disposed	**04-10-2000**	**76,000**	
Disposed	**06-10-2000**	**600,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **320,085,896**
	Direct (units)	:
	Direct (%)	:

Indirect/deemed interest (units)	:	**320,085,896**
Indirect/deemed interest (%)	:	**45.07**
* Date of notice	:	**07-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:53 PM
Reference No KL-001011-B2A95

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	NRIC/passport no/company no.	: **531016-08-6041**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 03-10-2000	* 147,000	
Disposed	04-10-2000	76,000	
Disposed	06-10-2000	600,000	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **320,141,396**
	Direct (units)	: **55,500**
	Direct (%)	: **0.01**

Indirect/deemed interest (units)	:	**320,085,896**
Indirect/deemed interest (%)	:	**45.07**
* Date of notice	:	07-10-2000
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:56 PM
Reference No KL-001011-B2A94

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **03-10-2000**	* **147,000**	
Disposed	**04-10-2000**	**76,000**	
Disposed	**06-10-2000**	**600,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**320,133,896**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**320,085,896**
Indirect/deemed interest (%)	:	**45.07**
* Date of notice	:	**07-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:29 PM
Reference No KL-001011-B2A9D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 03-10-2000	* 147,000	
Disposed	04-10-2000	76,000	
Disposed	06-10-2000	600,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect Interest**
* **Total no of shares after change** : **320,085,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**320,085,896**
Indirect/deemed interest (%)	:	**45.07**
* Date of notice	:	**07-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:50 PM
Reference No KL-001011-B2A96

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: Lee Soon Hian
*	Address	: 11 Jalan Gopeng, 30250 Ipoh
*	NRIC/passport no/company no.	: 570807-08-6365
*	Nationality/country of incorporation	: Malaysian
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder	:

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 05-10-2000	* 61,000	

*	Circumstances by reason of which change has occurred	: Direct Interest
*	Nature of interest	: Direct Interest
*	**Total no of shares after change**	: 320,685,896
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: 320,685,896

Indirect/deemed interest (%) : **45.16**

* Date of notice : **07-10-2000**

Remarks :

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:59 PM
Reference No KL-001011-B2A93

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **03-10-2000**	* **147,000**	
Disposed	**04-10-2000**	**76,000**	
Disposed	**06-10-2000**	**600,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**320,085,896**
Direct (units)	:	**3,750,000**
Direct (%)	:	**0.53**

Indirect/deemed interest (units)	:	**316,335,896**
Indirect/deemed interest (%)	:	**44.54**
* Date of notice	:	**07-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-10-2000 12:18:18 PM
Reference No KL-001003-8D3E4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **27-09-2000**	* **15,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
*	**Total no of shares after change**	: **52,471,500**
	Direct (units)	: **52,471,500**
	Direct (%)	: **7.39**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Date of notice : 27-09-2000

Remarks :

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:09:05 PM
Reference No KL-001002-6889D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Di-Yi Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 27-09-2000	* 719,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : 320,908,896

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**320,908,896**
Indirect/deemed interest (%)	:	**45.19**
* Date of notice	:	30-09-2000
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:08:57 PM
Reference No KL-001002-6889F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Elionai Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**176000-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-09-2000**	* **719,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**320,908,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**320,908,896**
Indirect/deemed interest (%)	:	**45.19**
* Date of notice	:	**30-09-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:09:02 PM
Reference No KL-001002-6889E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-09-2000**	* **719,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**320,908,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**320,908,896**
Indirect/deemed interest (%)	:	**45.19**
* Date of notice	:	**30-09-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:09:15 PM
Reference No KL-001002-6889B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-09-2000**	* **719,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**320,964,396**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**320,908,896**
Indirect/deemed interest (%)	:	**45.19**
* Date of notice	:	**30-09-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:09:19 PM
Reference No KL-001002-6889A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J. C. Lim
* Designation : Company Secretary

Particulars of substantial shareholder

* Name : Dato' Lee Oi Hian
* Address : 55 Jalan Kelab Golf, 30350 Ipoh
* NRIC/passport no/company no. : 510207-08-5743
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary Shares of RM1.00 each
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 27-09-2000	* 719,000	

* Circumstances by reason of which change has occurred : Deemed Interest
* Nature of interest : Indirect
* Total no of shares after change : 320,956,896

Direct (units) : 48,000
Direct (%) : 0.01

Indirect/deemed interest (units)	:	320,908,896
Indirect/deemed interest (%)	:	45.19
* Date of notice	:	30-09-2000
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:09:08 PM
Reference No KL-001002-6889C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **29-09-2000**	* **79,000**	

* Circumstances by reason of which change has occurred : **Direct Interest**
* Nature of interest : **Direct Interest**
* **Total no of shares after change** : **320,969,896**

Direct (units) : **61,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **320,908,896**

Indirect/deemed interest (%)	:	**45.19**
* Date of notice	:	**30-09-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:08:32 PM
Reference No KL-001002-688A3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-09-2000**	* **719,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect Interest**
* **Total no of shares after change**	:	**321,048,896**
Direct (units)	:	**140,000**
Direct (%)	:	**0.02**

Indirect/deemed interest (units)	:	**320,908,896**
Indirect/deemed interest (%)	:	**45.19**
* Date of notice	:	**30-09-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:09:22 PM
Reference No KL-001002-68899

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-09-2000**	* **719,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**320,908,896**
Direct (units)	:	**3,750,000**
Direct (%)	:	**0.53**

Indirect/deemed interest (units)	:	**317,158,896**
Indirect/deemed interest (%)	:	**44.66**
* Date of notice	:	**30-09-2000**
Remarks	:	

/sh

(55)

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 11:42:08 AM
Reference No KL-011030-4739E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **22-10-2001**	* **200,000**	**4.810**
Acquired	**23-10-2001**	**168,000**	**4.800**
Acquired	**25-10-2001**	**41,000**	**4.820**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
<u>Total no of shares after change</u> :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **320,445,896**
Indirect/deemed interest (%) : **45.12**
* Date of notice : **26-10-2001**

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 11:45:04 AM
Reference No KL-011030-4739F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **22-10-2001**	* **200,000**	**4.810**
Acquired	**23-10-2001**	**168,000**	**4.800**
Acquired	**25-10-2001**	**41,000**	**4.820**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**320,445,896**
Indirect/deemed interest (%)	:	**45.12**
* Date of notice	:	**26-10-2001**

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 11:42:02 AM
Reference No KL-011030-4739D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **22-10-2001**	* **200,000**	**4.810**
Acquired	**23-10-2001**	**168,000**	**4.800**
Acquired	**25-10-2001**	**41,000**	**4.820**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**320,445,896**
Indirect/deemed interest (%)	:	**45.12**
* Date of notice	:	**26-10-2001**

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 10-10-2001 11:31:11 AM
Reference No KL-011010-38FF1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Tan Sri Dato' Thong Yaw Hong**
* Address	:	**90 Lorong Setiabistari 1, Bukit Damansara, 50490 Kuala Lumpur**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **04-10-2001**	* **10,000**	**4.840**

Circumstances by reason of which change has occurred	:	**New purchases**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**70,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**40,500**
Indirect/deemed interest (%)	:	**0.01**
* Date of notice	:	**09-10-2001**

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-09-2001 08:32:08 AM
Reference No KL-010920-6655A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Tan Sri Dato' Thong Yaw Hong**
* Address : **90 Lorong Setiabistari 1, Bukit Damansara, 50490 Kuala Lumpur**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **5,000**	**4.980**
Acquired	**14-09-2001**	**5,000**	**4.900**

Circumstances by reason of which change has occurred : **New purchases**
Nature of interest : **Direct**
Consideration (if any) :
Total no of shares after change :
Direct (units) : 60,000
Direct (%) : 0.01
Indirect/deemed interest (units) : 40,500
Indirect/deemed interest (%) : 0.01
* Date of notice : 19-09-2001

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-09-2001 08:30:57 AM
Reference No KL-010920-66557

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **110,000**	**4.950**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**320,036,896**
Indirect/deemed interest (%)	:	**45.06**
* Date of notice	:	**19-09-2001**

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-09-2001 08:31:39 AM
Reference No KL-010920-66558

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **110,000**	**4.950**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **320,036,896**
Indirect/deemed interest (%) : **45.06**
* Date of notice : **19-09-2001**

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-09-2001 08:31:58 AM
Reference No KL-010920-66559

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **110,000**	**4.950**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**320,036,896**
Indirect/deemed interest (%)	:	**45.06**
* Date of notice	:	**19-09-2001**

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-09-2001 02:26:49 PM
Reference No KL-010914-35D49

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Tan Sri Dato' Thong Yaw Hong**
* Address	:	**90 Lorong Setiabistari 1, Bukit Damansara, 50490 Kuala Lumpur**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **11-09-2001**	* **8,000**	**5.350**
Acquired	**11-09-2001**	**8,000**	**5.300**

Circumstances by reason of which change has occurred	:	**New purchases**
Nature of interest	:	**Direct**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**50,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**40,500**
Indirect/deemed interest (%)	:	**0.01**
* Date of notice	:	**13-09-2001**

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-07-2001 08:54:13 AM
Reference No KL-010725-FCD86

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **18-07-2001**	* **200,000**	**5.300**
Acquired	**19-07-2001**	**40,000**	**5.300**
Acquired	**20-07-2001**	**9,000**	**5.300**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**319,926,896**
Indirect/deemed interest (%)	:	**45.05**
* Date of notice	:	**23-07-2001**

Remarks :
sh

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26-07-2001 08:55:04 AM**
Reference No **KL-010725-FCD88**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **18-07-2001**	* **200,000**	**5.300**
Acquired	**19-07-2001**	**40,000**	**5.300**
Acquired	**20-07-2001**	**9,000**	**5.300**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**319,926,896**
Indirect/deemed interest (%)	:	**45.05**
* Date of notice	:	**23-07-2001**

Remarks :
sh

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26-07-2001 08:56:20 AM**
Reference No **KL-010725-FCD8A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **18-07-2001**	* **200,000**	**5.300**
Acquired	**19-07-2001**	**40,000**	**5.300**
Acquired	**20-07-2001**	**9,000**	**5.300**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**319,926,896**
Indirect/deemed interest (%)	:	**45.1**
* Date of notice	:	**23-07-2001**

Remarks :
sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 01-06-2001 01:05:55 PM
Reference No KL-010601-B4349

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Yeoh Eng Khoon**
* Address : **5 Lorong Rani, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **28-05-2001**	* **10,000**	**4.680**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **240,000**
Direct (%) : **0.03**
Indirect/deemed interest (units) : **2,073,000**
Indirect/deemed interest (%) : **0.29**
* Date of notice : **30-05-2001**

Remarks :

fsc

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 09:50:52 AM
Reference No KL-010417-91F1B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-04-2001**	* **250,000**	**4.670**
Acquired	**10-04-2001**	**150,000**	**4.580**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**319,677,896**
Indirect/deemed interest (%)	:	**45.01**
* Date of notice	:	**13-04-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 09:50:49 AM
Reference No KL-010417-91F1A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-04-2001**	* **250,000**	**4.670**
Acquired	**10-04-2001**	**150,000**	**4.580**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **319,677,896**
Indirect/deemed interest (%) : **45.01**
* Date of notice : **13-04-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-04-2001 09:50:57 AM
Reference No KL-010417-91F1C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-04-2001**	* **250,000**	**4.670**
Acquired	**10-04-2001**	**150,000**	**4.580**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**319,677,896**
Indirect/deemed interest (%)	:	**45.01**
* Date of notice	:	**13-04-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **05-04-2001 09:32:25 AM**
Reference No **KL-010405-85384**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **28-03-2001**	* **100,000**	**4.780**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **319,277,896**
Indirect/deemed interest (%) : **44.96**
* Date of notice : **03-04-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-04-2001 09:32:36 AM
Reference No KL-010405-85383

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 28-03-2001	* 100,000	4.780

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	55,500
Direct (%)	:	0.01
Indirect/deemed interest (units)	:	319,277,896
Indirect/deemed interest (%)	:	44.96
* Date of notice	:	03-04-2001

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-04-2001 09:32:22 AM
Reference No KL-010405-85385

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **28-03-2001**	* **100,000**	**4.780**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**319,277,896**
Indirect/deemed interest (%)	:	**44.96**
* Date of notice	:	**03-04-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-03-2001 12:29:20 PM
Reference No KL-010317-851A3

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 12-03-2001	* 168,000	4.820
Acquired	13-03-2001	78,000	4.790
Acquired	14-03-2001	44,000	4.810
Acquired	15-03-2001	2,000	4.680

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**319,177,896**
Indirect/deemed interest (%)	:	**44.94**
* Date of notice	:	**16-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-03-2001 12:29:22 PM
Reference No KL-010317-851A2

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-03-2001**	* **168,000**	**4.820**
Acquired	**13-03-2001**	**78,000**	**4.790**
Acquired	**14-03-2001**	**44,000**	**4.810**
Acquired	**15-03-2001**	**2,000**	**4.680**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **319,177,896**
Indirect/deemed interest (%) : **44.94**
* Date of notice : **16-03-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-03-2001 12:29:17 PM
Reference No KL-010317-851A4

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 12-03-2001	* 168,000	4.820
Acquired	13-03-2001	78,000	4.790
Acquired	14-03-2001	44,000	4.810
Acquired	15-03-2001	2,000	4.680

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
<u>Total no of shares after change</u>	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**319,177,896**
Indirect/deemed interest (%)	:	**44.94**
* Date of notice	:	**16-03-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:44:14 PM
Reference No KL-010312-FD471

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **05-03-2001**	* **48,000**	**4.680**
Acquired	**07-03-2001**	**68,000**	**4.750**
Acquired	**08-03-2001**	**7,000**	**4.800**
Acquired	**09-03-2001**	**3,000**	**4.800**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **318,885,896**
Indirect/deemed interest (%) : **44.9**
* Date of notice : **10-03-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:44:22 PM
Reference No KL-010312-FD470

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Kuala Lumpur Kepong Berhad**

* Stock name : **KLK**

* Stock code : **2445**

* Contact person : **J. C. Lim**

* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**

* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**

* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Acquired	* 05-03-2001	* 48,000	4.680
Acquired	07-03-2001	68,000	4.750
Acquired	08-03-2001	7,000	4.800
Acquired	09-03-2001	3,000	4.800

Circumstances by reason of which change has occurred : **Deemed Interest**

Nature of interest : **Indirect**

Consideration (if any) :

Total no of shares after change :

Direct (units) : **55,500**

Direct (%) : **0.01**

Indirect/deemed interest (units) : **318,885,896**

Indirect/deemed interest (%) : **44.9**

* Date of notice : **10-03-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:44:11 PM
Reference No KL-010312-FD472

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Lee Soon Hian**
*	Address	: **11 Jalan Gopeng, 30250 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **05-03-2001**	* **48,000**	**4.680**
Acquired	**07-03-2001**	**68,000**	**4.750**
Acquired	**08-03-2001**	**7,000**	**4.800**
Acquired	**09-03-2001**	**3,000**	**4.800**

	Circumstances by reason of which change has occurred	: **Deemed Interest**
	Nature of interest	: **Indirect**
	Consideration (if any)	:
	Total no of shares after change	:
	Direct (units)	:
	Direct (%)	:
	Indirect/deemed interest (units)	: **318,885,896**
	Indirect/deemed interest (%)	: **44.9**
*	Date of notice	: **10-03-2001**
	Remarks	:

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-01-2001 04:17:11 PM
Reference No KL-010115-C2A70

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	**4.590**
Acquired	**09-01-2001**	**192,000**	**4.560**
Acquired	**11-01-2001**	**5,000**	**4.540**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **318,759,896**
Indirect/deemed interest (%) : **44.88**
* Date of notice : **13-01-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15-01-2001 04:16:59 PM**
Reference No **KL-010115-C2A6F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	**4.590**
Acquired	**09-01-2001**	**192,000**	**4.560**
Acquired	**11-01-2001**	**5,000**	**4.540**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
<u>Total no of shares after change</u>	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**318,759,896**
Indirect/deemed interest (%)	:	**44.88**
* Date of notice	:	**13-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-01-2001 04:17:18 PM
Reference No KL-010115-C2A71

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	**4.590**
Acquired	**09-01-2001**	**192,000**	**4.560**
Acquired	**11-01-2001**	**5,000**	**4.540**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**318,759,896**
Indirect/deemed interest (%)	:	**44.88**
* Date of notice	:	**13-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:25:03 PM
Reference No KL-010103-87B25

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Acquired	* 26-12-2000	* 46,000	4.540

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **318,515,896**
Indirect/deemed interest (%) : **44.85**
* Date of notice : **02-01-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:25:09 PM
Reference No KL-010103-87B24

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-12-2000**	* **46,000**	**4.540**

	Circumstances by reason of which change has occurred	: **Deemed Interest**
	Nature of interest	: **Indirect**
	Consideration (if any)	:
	Total no of shares after change	:
	Direct (units)	: **55,500**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **318,515,896**
	Indirect/deemed interest (%)	: **44.85**
*	Date of notice	: **02-01-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:24:51 PM
Reference No KL-010103-87B26

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-12-2000**	* **46,000**	**4.540**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**318,515,896**
Indirect/deemed interest (%)	:	**44.85**
* Date of notice	:	**02-01-2001**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2000 03:42:35 PM
Reference No KL-001229-A0075

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	**4.600**
Acquired	**21-12-2000**	**36,000**	**4.560**
Acquired	**22-12-2000**	**26,000**	**4.590**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**318,469,896**
Indirect/deemed interest (%)	:	**44.84**
* Date of notice	:	**23-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29-12-2000 03:42:39 PM**
Reference No **KL-001229-A0074**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	**4.600**
Acquired	**21-12-2000**	**36,000**	**4.560**
Acquired	**22-12-2000**	**26,000**	**4.590**

Circumstances by reason of which change has occurred	: **Deemed Interest**
Nature of interest	: **Indirect**
Consideration (if any)	:
Total no of shares after change	:
Direct (units)	: **55,500**
Direct (%)	: **0.01**
Indirect/deemed interest (units)	: **318,469,896**
Indirect/deemed interest (%)	: **44.84**
* Date of notice	: **23-12-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2000 03:42:29 PM
Reference No KL-001229-A0076

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	**4.600**
Acquired	**21-12-2000**	**36,000**	**4.560**
Acquired	**22-12-2000**	**26,000**	**4.590**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect Interest**
Consideration (if any) :
Total no of shares after change :
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **318,469,896**
Indirect/deemed interest (%) : **44.84**
* Date of notice : **23-12-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21-12-2000 03:58:01 PM**
Reference No **KL-001221-B4C60**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	**4.550**
Acquired	**19-12-2000**	**106,000**	**4.590**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**318,395,896**
Indirect/deemed interest (%)	:	**44.83**
* Date of notice	:	**20-12-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21-12-2000 03:58:13 PM**
Reference No **KL-001221-B4C5F**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	**4.550**
Acquired	**19-12-2000**	**106,000**	**4.590**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **318,395,896**
Indirect/deemed interest (%) : **44.83**
* Date of notice : **20-12-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **21-12-2000 03:57:43 PM**
Reference No **KL-001221-B4C61**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	**4.550**
Acquired	**19-12-2000**	**106,000**	**4.590**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect Interest**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**318,395,896**
Indirect/deemed interest (%)	:	**44.83**
* Date of notice	:	**20-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-12-2000 08:56:07 AM
Reference No KL-001207-3496C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	**4.590**
Acquired	**01-12-2000**	**24,000**	**4.610**
Acquired	**04-12-2000**	**49,000**	**4.650**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **318,192,896**
Indirect/deemed interest (%) : **44.8**
* Date of notice : **05-12-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-12-2000 08:56:12 AM
Reference No KL-001207-3496B

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	**4.590**
Acquired	**01-12-2000**	**24,000**	**4.610**
Acquired	**04-12-2000**	**49,000**	**4.650**

Circumstances by reason of which change has occurred : **Deemed Interest**

Nature of interest : **Indirect**

Consideration (if any) :

Total no of shares after change :

Direct (units) : **55,500**

Direct (%) : **0.01**

Indirect/deemed interest (units) : **318,192,896**

Indirect/deemed interest (%) : **44.8**

* Date of notice : **05-12-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-12-2000 08:55:58 AM
Reference No KL-001207-3496D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	**4.590**
Acquired	**01-12-2000**	**24,000**	**4.610**
Acquired	**04-12-2000**	**49,000**	**4.650**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect Interest**
Consideration (if any) :
Total no of shares after change :
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **318,192,896**
Indirect/deemed interest (%) : **44.8**
* Date of notice : **05-12-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2000 02:21:53 PM
Reference No KL-001025-20B24

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **18-10-2000**	* **80,000**	**5.300**
Disposed	**19-10-2000**	**300,000**	**5.300**
Disposed	**20-10-2000**	**538,000**	**5.300**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**317,894,896**
Indirect/deemed interest (%)	:	**44.76**
* Date of notice	:	**24-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2000 02:22:14 PM
Reference No KL-001025-20B23

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **18-10-2000**	* **80,000**	**5.300**
Disposed	**19-10-2000**	**300,000**	**5.300**
Disposed	**20-10-2000**	**538,000**	**5.300**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**317,894,896**
Indirect/deemed interest (%)	:	**44.76**
* Date of notice	:	**24-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2000 02:21:46 PM
Reference No KL-001025-20B25

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 18-10-2000	* 80,000	5.300
Disposed	19-10-2000	300,000	5.300
Disposed	20-10-2000	538,000	5.300

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect Interest**
Consideration (if any) :
Total no of shares after change :
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **317,894,896**
Indirect/deemed interest (%) : **44.76**
* Date of notice : **24-10-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-10-2000 04:37:25 PM
Reference No KL-001020-E9853

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-10-2000**	* **2,000**	**5.250**
Disposed	**16-10-2000**	**30,000**	**5.300**
Disposed	**16-10-2000**	**50,000**	**5.250**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**318,812,896**
Indirect/deemed interest (%)	:	**44.89**
* Date of notice	:	**19-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-10-2000 04:37:28 PM
Reference No KL-001020-E9852

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-10-2000**	* **2,000**	**5.250**
Disposed	**16-10-2000**	**30,000**	**5.300**
Disposed	**16-10-2000**	**50,000**	**5.250**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**318,812,896**
Indirect/deemed interest (%)	:	**44.89**
* Date of notice	:	**19-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-10-2000 04:37:23 PM
Reference No KL-001020-E9854

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-10-2000**	* **2,000**	**5.250**
Disposed	**16-10-2000**	**30,000**	**5.300**
Disposed	**16-10-2000**	**50,000**	**5.250**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect Interest**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**318,812,896**
Indirect/deemed interest (%)	:	**44.89**
* Date of notice	:	**19-10-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18-10-2000 08:47:28 AM**
Reference No **KL-001018-3B89B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-10-2000**	* **547,000**	**5.300**
Disposed	**10-10-2000**	**100,000**	**5.300**
Disposed	**11-10-2000**	**316,000**	**5.300**
Disposed	**11-10-2000**	**7,000**	**5.250**
Disposed	**12-10-2000**	**73,000**	**5.250**
Disposed	**13-10-2000**	**118,000**	**5.250**
Disposed	**13-10-2000**	**30,000**	**5.300**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**318,894,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**14-10-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-10-2000 08:47:35 AM
Reference No KL-001018-3B89A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 09-10-2000	* 547,000	5.300
Disposed	10-10-2000	100,000	5.300
Disposed	11-10-2000	316,000	5.300
Disposed	11-10-2000	7,000	5.250
Disposed	12-10-2000	73,000	5.250
Disposed	13-10-2000	118,000	5.250
Disposed	13-10-2000	30,000	5.300

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**318,894,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**14-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-10-2000 08:47:24 AM
Reference No KL-001018-3B89C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-10-2000**	* **547,000**	**5.300**
Disposed	**10-10-2000**	**100,000**	**5.300**
Disposed	**11-10-2000**	**316,000**	**5.300**
Disposed	**11-10-2000**	**7,000**	**5.250**
Disposed	**12-10-2000**	**73,000**	**5.250**
Disposed	**13-10-2000**	**118,000**	**5.250**
Disposed	**13-10-2000**	**30,000**	**5.300**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect Interest**
Consideration (if any)	:	
<u>Total no of shares after change</u>	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**318,894,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**14-10-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:34 PM
Reference No KL-001011-B2A9B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 03-10-2000	* 147,000	5.350
Disposed	04-10-2000	76,000	5.350
Disposed	06-10-2000	600,000	5.300

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of shares after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **320,085,896**
Indirect/deemed interest (%) : **45.07**
* Date of notice : **07-10-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:37 PM
Reference No KL-001011-B2A9A

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Kuala Lumpur Kepong Berhad**

* Stock name : **KLK**

* Stock code : **2445**

* Contact person : **J. C. Lim**

* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**

* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**

* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **03-10-2000**	* **147,000**	**5.350**
Disposed	**04-10-2000**	**76,000**	**5.350**
Disposed	**06-10-2000**	**600,000**	**5.300**

Circumstances by reason of which change has occurred : **Deemed Interest**

Nature of interest : **Indirect**

Consideration (if any) :

Total no of shares after change :

Direct (units) : **55,500**

Direct (%) : **0.01**

Indirect/deemed interest (units) : **320,085,896**

Indirect/deemed interest (%) : **45.07**

* Date of notice : **07-10-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2000 03:51:32 PM
Reference No KL-001011-B2A9C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **03-10-2000**	* **147,000**	**5.350**
Disposed	**04-10-2000**	**76,000**	**5.350**
Disposed	**05-10-2000**	**61,000**	**5.300**
Disposed	**06-10-2000**	**600,000**	**5.300**

Circumstances by reason of which change has occurred	:	**Deemed Interest (823,000 shares) and Direct Interest (61,000 shares)**
Nature of interest	:	**Indirect and Direct Interest**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**320,085,896**
Indirect/deemed interest (%)	:	**45.07**
* Date of notice	:	**07-10-2000**

Remarks :

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:08:38 PM
Reference No KL-001002-688A1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-09-2000**	* **719,000**	**5.360**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**320,908,896**
Indirect/deemed interest (%)	:	**45.19**
* Date of notice	:	**30-09-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:08:42 PM
Reference No KL-001002-688A0

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 27-09-2000	* 719,000	5.360

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**320,908,896**
Indirect/deemed interest (%)	:	**45.19**
* Date of notice	:	**30-09-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 02-10-2000 03:08:35 PM
Reference No KL-001002-688A2

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Lee Soon Hian**
*	Address	: **11 Jalan Gopeng, 30250 Ipoh**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 27-09-2000	* 719,000	5.360
Disposed	29-09-2000	79,000	5.400

Circumstances by reason of which change has occurred	: **Deemed Interest (719,000 shares) and Direct Interest (79,000 shares)**
Nature of interest	: **Indirect and Direct Interest**
Consideration (if any)	:
Total no of shares after change	:
Direct (units)	: 61,000
Direct (%)	: 0.01
Indirect/deemed interest (units)	: 320,908,896
Indirect/deemed interest (%)	: 45.19
* Date of notice	: 30-09-2000
Remarks	:

/sh

(18)

02 SEP 20

Form Version 2.0

General Announcement

Initiated by **Common User** on **20-03-2002 11:47:43 AM**
Submitted by **KUALA LUMPUR KEPONG** on **20-03-2002 11:32:19 AM**
Reference No **KL-020320-4D90D**
(Submitted)

RECEIVED SEP 19 2002 SECTION 180

New Announcement

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**
* Contact number	:	**605-2417844**
E-mail address	:	
* Type	:	**Announcement**

* Subject :

Listed Companies' Crop
February 2002

* **Contents :-**

We submit below the crop figures for the month of **February 2002:-**

	2001		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	162,400	155,372	144,388
Rubber (kg)	2,150,723	1,950,294	1,883,518

	2002								
	Jan	**Feb**	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	147,388	**125,697**							
Rubber (kg)	2,455,349	**2,109,972**							

/gcs

Form Version 2.0

General Announcement

Initiated by Common User on 22-02-2002 04:04:59 PM
Submitted by KUALA LUMPUR KEPONG on 22-02-2002 03:55:53 PM
Reference No KL-020222-C6713
(Submitted)

New Announcement

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**
* Contact number	:	**605-2417844**
E-mail address	:	

* Type : **Announcement**

* Subject :

Listed Companies' Crop
January 2002

* **Contents :-**

We submit below the crop figures for the month of **January 2002:-**

	2001		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	162,400	155,372	144,388
Rubber (kg)	2,150,723	1,950,294	1,883,518

	2002								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	147,388								
Rubber (kg)	2,455,349								

/gcs

Form Version 2.0

General Announcement

Initiated by Common User on 16-01-2002 10:56:38 AM
Submitted by KUALA LUMPUR KEPONG on 16-01-2002 10:49:47 AM
Reference No KL-020116-02C1D
(Submitted)

New Announcement

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**
*	Contact number	: **605-2417844**
	E-mail address	:

* Type : **Announcement**

* Subject :

Listed Companies' Crop
December 2001

* **Contents :-**

We submit below the crop figures for the month of **December 2001**:-

	2001		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	162,400	155,372	144,388
Rubber (kg)	2,150,723	1,950,294	1,883,518

	2002								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Initiated by Common User on 20-12-2001 11:36:38 AM
Submitted by KUALA LUMPUR KEPONG on 20-12-2001 11:28:19 AM
Reference No KL-011220-3D569
(Submitted)

New Announcement

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**
*	Contact number	: **605-2417844**
	E-mail address	:
*	Type	: **Announcement**

* Subject :

Listed Companies' Crop
November 2001

* **Contents :-**

We submit below the crop figures for the month of **November 2001:-**

	2001		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	162,400	155,372	
Rubber (kg)	2,150,723	1,950,294	

	2002								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Initiated by Common User on 16-11-2001 01:54:24 PM

Submitted by KUALA LUMPUR KEPONG on 16-11-2001 01:49:17 PM

Reference No KL-011116-07263

(Submitted)

New Announcement

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**
*	Contact number	: **605-2417844**
	E-mail address	:
*	Type	: **Announcement**

* Subject :

Listed Companies' Crop
October 2001

* **Contents :-**

We submit below the crop figures for the month of **October 2001:-**

	2001		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	162,400		
Rubber (kg)	2,150,723		

	2002								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Initiated by Common User on 18-10-2001 12:24:39 PM
Submitted by KUALA LUMPUR KEPONG on 18-10-2001 12:20:08 PM
Reference No KL-011018-83AB8
(Submitted)

New Announcement

	Submitting Merchant Bank(if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J C Lim**
*	Designation	:	**Company Secretary**
*	Contact number	:	**605-2417844**
	E-mail address	:	

* Type : **Announcement**

* Subject :

Listed Companies' Crop
September 2001

* **Contents :-**

We submit below the crop figures for the month of **September 2001:-**

Oil Palm (FFB)	149,627 mt
Rubber	2,121,525 kg

/gcs

Form Version 2.0

General Announcement

Initiated by **Common User** on **09/18/2001 10:58:14 AM**
Submitted by **KUALA LUMPUR KEPONG** on **09/18/2001 10:51:52 AM**
Reference No **KL-010918-0516B**
(Submitted)

New Announcement

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J C Lim**
*	Designation	:	**Company Secretary**
*	Contact number	:	**605-2417844**
	E-mail address	:	
*	Type	:	**Announcement**

* Subject :

Listed Companies' Crop
August 2001

* **Contents :-**

We submit below the crop figures for the month of **August 2001:-**

Oil Palm (FFB)	137,412 mt
Rubber	2,144,119 kg

/gcs

Form Version 2.0

General Announcement

Initiated by Common User on 21-08-2001 09:38:56 AM
Submitted by KUALA LUMPUR KEPONG on 21-08-2001 09:29:42 AM
Reference No KL-010821-90EF1
(Submitted)

New Announcement

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**
* Contact number	:	**605-2417844**
E-mail address	:	

* Type : **Announcement**

* Subject :

Listed Companies' Crop
July 2001

* **Contents :-**

We submit below the crop figures for the month of **July 2001:-**

Oil Palm (FFB)	116,268 mt
Rubber	2,345,734 kg

/gcs

Form Version 2.0

General Announcement

Initiated by **Common User** on **23-07-2001 03:59:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23-07-2001 11:57:08 AM**
Reference No **KL-010723-BE106**
(Submitted)

New Announcement

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J C Lim**
*	Designation	:	**Company Secretary**
*	Contact number	:	**05-2417844**
	E-mail address	:	
*	Type	:	**Announcement**

* Subject :

Listed Companies' Crop
June 2001

* **Contents :-**

We submit below the crop figures for the month of **June 2001** :-

Oil Palm (FFB)	123,318 mt
Rubber	1,778,114 kg

/gcs

General Announcement

Initiated by **Common User** on **14-06-2001 02:09:14 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14-06-2001 02:07:27 PM**
Reference No **KL-010614-1CE35**
(Submitted)

New Announcement

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J C Lim**
*	Designation	:	**Company Secretary**
*	Contact number	:	**05-2417844**
	E-mail address	:	

* Type : **Announcement**

* Subject :

Listed Companies' Crop
May 2001

* **Contents :-**

We submit below the crop figures for the month of **May 2001** :-

	2000		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	150,798	150,068	125,195
Rubber (kg)	2,179,746	2,310,361	2,022,988
Cocoa (kg)	53,718	39,347	43,822

	2001								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	146,869	124,221	121,250	127,795	131,564				
Rubber (kg)	2,154,226	2,493,276	1,836,401	1,007,404	1,251,632				
Cocoa (kg)	61,686	51,674	60,512	103,963	55,318				

/gcs

General Announcement

Initiated by **Common User** on **18-05-2001 09:05:11 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18-05-2001 08:47:47 AM**
Reference No **KL-010518-5F7AB**
(Submitted)

New Announcement

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J C Lim**
*	Designation	:	**Company Secretary**
*	Contact number	:	**605-2417844**
	E-mail address	:	

* Type : **Announcement**

* Subject :

Listed Companies' Crop
April 2001

* **Contents :-**

We submit below the crop figures for the month of **April 2001** :-

	2000		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	150,798	150,068	125,195
Rubber (kg)	2,179,746	2,310,361	2,022,988
Cocoa (kg)	53,718	39,347	43,822

	2001								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	146,869	124,221	121,250	127,795					
Rubber (kg)	2,154,226	2,493,276	1,836,401	1,007,404					
Cocoa (kg)	61,686	51,674	60,512	103,963					

/gcs

General Announcement

Initiated by **Common User** on **16-04-2001 03:41:38 PM**
Submitted by **KUALA LUMPUR KEPONG** on **16-04-2001 03:21:06 PM**
Reference No **KL-010416-A4379**
(Submitted)

New Announcement

Submitting Merchant Bank :
(if applicable)

Submitting Secretarial Firm Name :
(if applicable)

*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**
*	Contact number	: **605-2417844**
	E-mail address	:

* Type : **Announcement**

* Subject :

Listed Companies' Crop
March 2001

* **Contents :-**

We submit below the crop figures for the month of **March 2001** :-

	2000		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	150,798	150,068	125,195
Rubber (kg)	2,179,746	2,310,361	2,022,988
Cocoa (kg)	53,718	39,347	43,822

	2001								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	146,869	124,221	121,250						
Rubber (kg)	2,154,226	2,493,276	1,836,401						
Cocoa (kg)	61,686	51,674	60,512						

/gcs

General Announcement

Initiated by **Common User** on **13-03-2001 03:23:22 PM**
Submitted by **KUALA LUMPUR KEPONG** on **13-03-2001 03:15:51 PM**
Reference No **KL-010313-8979E**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

New Announcement

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J C Lim**
*	Designation	:	**Company Secretary**
*	Contact number	:	**605-2417844**
	E-mail address	:	
*	Type	:	**Announcement**

* Subject :

Listed Companies' Crop
February 2001

* **Contents :-**

We submit below the crop figures for the month of **February 2001** :-

	2000		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	150,798	150,068	125,195
Rubber (kg)	2,179,746	2,310,361	2,022,988
Cocoa (kg)	53,718	39,347	43,822

	2001								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	146,869	124,221							
Rubber (kg)	2,154,226	2,493,276							
Cocoa (kg)	61,686	51,674							

/gcs

General Announcement

Initiated by **Common User** on **16-02-2001 11:13:48 AM**
Submitted by **KUALA LUMPUR KEPONG** on **16-02-2001 11:05:27 AM**
Reference No **KL-010216-1BE77**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

New Announcement

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J C Lim**
*	Designation	:	**Company Secretary**
*	Contact number	:	**605-2417844**
	E-mail address	:	

* Type : **Announcement**

* Subject :

Listed Companies' Crop
January 2001

* **Contents :-**

We submit below the crop figures for the month of **January 2001** :-

	2000		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	150,798	150,068	125,195
Rubber (kg)	2,179,746	2,310,361	2,022,988
Cocoa (kg)	53,718	39,347	43,822

	2001								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	146,869								
Rubber (kg)	2,154,226								
Cocoa (kg)	61,686								

/gcs

General Announcement

Initiated by **Common User** on **18-01-2001 08:43:48 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18-01-2001 08:34:12 AM**
Reference No **KL-010118-402B4**
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

New Announcement

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J C Lim**
*	Designation	: **Company Secretary**
*	Contact number	: **605-2417844**
	E-mail address	:
*	Type	: **Announcement**

* Subject :

Listed Companies' Crop
December 2000

* **Contents :-**

We submit below the crop figures for the month of **December 2000** :-

	2000		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	150,798	150,068	125,195
Rubber (kg)	2,179,746	2,310,361	2,022,988
Cocoa (kg)	53,718	39,347	43,822

	2001								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)									
Rubber (kg)									
Cocoa (kg)									

/gcs

General Announcement

Initiated by **Common User** on **18-12-2000 11:52:03 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18-12-2000 11:45:09 AM**
Reference No **KL-001218-53E9B**
(Submitted)

New Announcement

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J C Lim**
*	Designation	:	**Company Secretary**
*	Contact number	:	**605-2417844**
	E-mail address	:	
*	Type	:	**Announcement**

* Subject :
Listed Companies' Crop
November 2000

* **Contents :-**

We submit below the crop figures for the month of **November 2000** :-

	2000		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	150,798	150,068	
Rubber (kg)	2,179,746	2,310,361	
Cocoa (kg)	53,718	39,347	

	2001								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)									
Rubber (kg)									
Cocoa (kg)									

/gcs

General Announcement

Initiated by **Common User** on **16-11-2000 12:35:58 PM**
Submitted by **KUALA LUMPUR KEPONG** on **16-11-2000 12:28:28 PM**
Reference No **KL-001116-9442E**
(Submitted)

New Announcement

Submitting Merchant Bank :
(if applicable)

Submitting Secretarial Firm Name :
(if applicable)

* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**
* Contact number	:	**605-2417844**
E-mail address	:	

* Type : **Announcement**

* Subject :

Listed Companies' Crop
October 2000

* **Contents :-**

We submit below the crop figures for the month of **October 2000** :-

	2000		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	150,798		
Rubber (kg)	2,179,746		
Cocoa (kg)	53,718		

	2001								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)									
Rubber (kg)									
Cocoa (kg)									

/gcs

General Announcement

Initiated by Common User on 13-10-2000 01:52:59 PM
Submitted by KUALA LUMPUR KEPONG on 13-10-2000 01:37:05 PM
Reference No KL-001013-050FD
(Submitted)

New Announcement

Submitting Merchant Bank :
(if applicable)

Submitting Secretarial Firm Name :
(if applicable)

* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**
* Contact number : **605-2417844**
E-mail address :

* Type : **Announcement**

* Subject :

Listed Companies' Crop
September 2000

* **Contents :-**

We submit below the crop figures for the month of **September 2000** :-

	1999		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	126,984	124,775	119,952
Rubber (kg)	2,320,159	2,113,203	2,526,701
Cocoa (kg)	126,023	113,692	67,389

	2000								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	103,238	104,417	102,529	104,850	109,462	110,053	110,940	129,802	145,673
Rubber (kg)	1,980,615	2,400,060	1,271,508	969,563	1,658,555	2,034,137	2,543,000	2,487,272	2,421,915
Cocoa (kg)	38,502	90,975	152,572	190,671	111,695	38,652	11,493	20,441	42,268

/gcs

100

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-03-2001 12:22:29 PM
Reference No KL-010317-79645

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-03-2001**	* **168,000**	
Acquired	**13-03-2001**	**78,000**	
Acquired	**14-03-2001**	**44,000**	
Acquired	**15-03-2001**	**2,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **319,233,396**

Direct (units) : **55,500**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**319,177,896**
Indirect/deemed interest (%)	:	**44.94**
* Date of notice	:	**16-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17-03-2001 12:22:31 PM**
Reference No **KL-010317-79644**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-03-2001**	* **168,000**	
Acquired	**13-03-2001**	**78,000**	
Acquired	**14-03-2001**	**44,000**	
Acquired	**15-03-2001**	**2,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**319,225,896**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	319,177,896
Indirect/deemed interest (%)	:	44.94
* Date of notice	:	16-03-2001
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-03-2001 12:22:26 PM
Reference No KL-010317-79646

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-03-2001**	* **168,000**	
Acquired	**13-03-2001**	**78,000**	
Acquired	**14-03-2001**	**44,000**	
Acquired	**15-03-2001**	**2,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **319,177,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**319,177,896**
Indirect/deemed interest (%)	:	**44.94**
* Date of notice	:	**16-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-03-2001 12:22:23 PM
Reference No KL-010317-79647

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Di-Yi Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**174554-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-03-2001**	* **168,000**	
Acquired	**13-03-2001**	**78,000**	
Acquired	**14-03-2001**	**44,000**	
Acquired	**15-03-2001**	**2,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**319,177,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**319,177,896**
Indirect/deemed interest (%)	:	**44.94**
* Date of notice	:	**16-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-03-2001 12:22:16 PM
Reference No KL-010317-79649

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Elionai Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-03-2001**	* **168,000**	
Acquired	**13-03-2001**	**78,000**	
Acquired	**14-03-2001**	**44,000**	
Acquired	**15-03-2001**	**2,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **319,177,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**319,177,896**
Indirect/deemed interest (%)	:	**44.94**
* Date of notice	:	**16-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-03-2001 12:22:19 PM
Reference No KL-010317-79648

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-03-2001**	* **168,000**	
Acquired	**13-03-2001**	**78,000**	
Acquired	**14-03-2001**	**44,000**	
Acquired	**15-03-2001**	**2,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**319,177,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**319,177,896**
Indirect/deemed interest (%)	:	**44.94**
* Date of notice	:	**16-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-03-2001 12:22:33 PM
Reference No KL-010317-79643

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Wan Hin Investments Sdn Bhd & Group**
*	Address	: **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
*	NRIC/passport no/company no.	: **3117-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 12-03-2001	* 168,000	
Acquired	13-03-2001	78,000	
Acquired	14-03-2001	44,000	
Acquired	15-03-2001	2,000	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **319,177,896**
	Direct (units)	: 3,750,000
	Direct (%)	: 0.53

Indirect/deemed interest (units)	:	**315,427,896**
Indirect/deemed interest (%)	:	**44.41**
* Date of notice	:	**16-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 16-03-2001 12:30:22 PM
Reference No KL-010316-8E7D6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Batu Kawan Berhad**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no.	:	**6292-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-03-2001**	* **168,000**	
Acquired	**13-03-2001**	**78,000**	
Acquired	**14-03-2001**	**44,000**	
Acquired	**15-03-2001**	**2,000**	

* Circumstances by reason of which change has occurred	:	**Bought in open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**315,067,896**
Direct (units)	:	**315,067,896**
Direct (%)	:	**44.36**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**16-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-03-2001 04:26:43 PM
Reference No KL-010314-E4F35

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **01-03-2001**	* **60,000**	
Disposed	**02-03-2001**	**1,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market & Sales of Equity**
* Nature of interest : **Direct**
* **Total no of shares after change** : **62,168,500**

Direct (units) : **62,168,500**
Direct (%) : **8.75**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Date of notice : **05-03-2001**

Remarks :

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 13-03-2001 03:15:35 PM
Reference No KL-010313-7D8D5

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
*	Address	: **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
*	NRIC/passport no/company no.	: **LDO 20 of 1956**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Date interest acquired & no of shares acquired/disposed

	Acquired/disposed		Date of change		No of shares	Price transacted (RM)
*	**Acquired**	*	**01-03-2001**	*	**50,000**	

*	Circumstances by reason of which change has occurred	: **Institutional Investment Programme**
*	Nature of interest	: **Direct**
*	**Total no of shares after change**	: **29,828,039**
	Direct (units)	: **29,828,039**
	Direct (%)	: **4.2**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **08-03-2001**
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:30:40 PM
Reference No KL-010312-E5685

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary.**

Particulars of substantial shareholder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **05-03-2001**	* **48,000**	
Acquired	**07-03-2001**	**68,000**	
Acquired	**08-03-2001**	**7,000**	
Acquired	**09-03-2001**	**3,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,885,896**
Direct (units)	:	**3,750,000**
Direct (%)	:	**0.53**

Indirect/deemed interest (units)	:	315,135,896
Indirect/deemed interest (%)	:	44.37
* Date of notice	:	10-03-2001
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:30:10 PM
Reference No KL-010312-E5688

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 05-03-2001	* 48,000	
Acquired	07-03-2001	68,000	
Acquired	08-03-2001	7,000	
Acquired	09-03-2001	3,000	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,885,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,885,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**10-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:30:32 PM
Reference No KL-010312-E5686

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 05-03-2001	* 48,000	
Acquired	07-03-2001	68,000	
Acquired	08-03-2001	7,000	
Acquired	09-03-2001	3,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,933,896**

Direct (units) : **48,000**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**318,885,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**10-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:30:28 PM
Reference No KL-010312-E5687

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **05-03-2001**	* **48,000**	
Acquired	**07-03-2001**	**68,000**	
Acquired	**08-03-2001**	**7,000**	
Acquired	**09-03-2001**	**3,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,941,396**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**318,885,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**10-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:30:05 PM
Reference No KL-010312-E568A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **High Quest Holdings Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **05-03-2001**	* **48,000**	
Acquired	**07-03-2001**	**68,000**	
Acquired	**08-03-2001**	**7,000**	
Acquired	**09-03-2001**	**3,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,885,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,885,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**10-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:30:02 PM
Reference No KL-010312-E568B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Elionai Sdn Bhd**
*	Address	: **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
*	NRIC/passport no/company no.	: **176000-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **05-03-2001**	* **48,000**	
Acquired	**07-03-2001**	**68,000**	
Acquired	**08-03-2001**	**7,000**	
Acquired	**09-03-2001**	**3,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,885,896**
	Direct (units)	:
	Direct (%)	:

Indirect/deemed interest (units)	:	**318,885,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**10-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:30:26 PM
Reference No KL-010312-E5689

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Di-Yi Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**174554-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **05-03-2001**	* **48,000**	
Acquired	**07-03-2001**	**68,000**	
Acquired	**08-03-2001**	**7,000**	
Acquired	**09-03-2001**	**3,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,885,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,885,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**10-03-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2001 04:29:59 PM
Reference No KL-010312-E568C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **05-03-2001**	* **48,000**	
Acquired	**07-03-2001**	**68,000**	
Acquired	**08-03-2001**	**7,000**	
Acquired	**09-03-2001**	**3,000**	

* Circumstances by reason of which change has occurred : **Bought in open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **314,775,896**

Direct (units) : **314,775,896**
Direct (%) : **44.32**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Date of notice : **10-03-2001**

Remarks :

/sh

Na

red

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09-03-2001 11:39:14 AM
Reference No KL-010309-47ECC

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address	:	**Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no.	:	**LDO 20 of 1956**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-02-2001**	* **15,000**	
Acquired	**28-02-2001**	**30,000**	

* Circumstances by reason of which change has occurred	:	**Institutional Investment Programme**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**29,778,039**
Direct (units)	:	**29,778,039**
Direct (%)	:	**4.19**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	01-03-2001
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-03-2001 03:37:08 PM
Reference No KL-010308-9C378

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-02-2001**	* **12,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**63,108,500**
Direct (units)	:	**63,108,500**
Direct (%)	:	**8.89**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**27-02-2001**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27-02-2001 02:20:05 PM
Reference No KL-010227-334C1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address	:	**Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no.	:	**LDO 20 of 1956**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 14-02-2001	* 25,000	
Acquired	15-02-2001	196,000	
Acquired	16-02-2001	26,000	
Acquired	19-02-2001	55,000	

* Circumstances by reason of which change has occurred	:	**Institutional Investment Programme**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**29,733,039**
Direct (units)	:	**29,733,039**
Direct (%)	:	**4.19**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	23-02-2001
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19-02-2001 02:45:40 PM
Reference No KL-010219-54989

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address	:	**Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no.	:	**LDO 20 of 1956**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 08-02-2001	* 25,000	
Acquired	09-02-2001	10,000	

* Circumstances by reason of which change has occurred	:	**Institutional Investment Programme**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**29,431,039**
Direct (units)	:	**29,431,039**
Direct (%)	:	**4.14**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	13-02-2001
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-02-2001 12:35:01 PM
Reference No KL-010217-6C3B9

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-02-2001**	* **49,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
*	**Total no of shares after change**	: **63,096,500**
	Direct (units)	: **63,096,500**
	Direct (%)	: **8.88**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**13-02-2001**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-02-2001 08:53:28 AM
Reference No KL-010214-5258C

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 05-02-2001	* 50,000	
Acquired	06-02-2001	30,000	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : 63,047,500

Direct (units) : 63,047,500

Direct (%) : 8.88

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 08-02-2001
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-02-2001 03:34:09 PM
Reference No KL-010214-9A0B7

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 29-01-2001	* 140,000	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
* **Total no of shares after change** : **29,396,039**

Direct (units) : **29,396,039**
Direct (%) : **4.14**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **07-02-2001**
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09-02-2001 03:51:58 PM
Reference No KL-010209-AA1DB

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **02-02-2001**	* **1,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
*	**Total no of shares after change**	: **62,967,500**
	Direct (units)	: **62,967,500**
	Direct (%)	: **8.87**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **02-02-2001**
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-01-2001 12:30:12 PM
Reference No KL-010130-91EB4

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **15-01-2001**	* **14,000**	
Acquired	**17-01-2001**	**4,000**	
Acquired	**18-01-2001**	**3,000**	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
* **Total no of shares after change** : **29,256,039**
Direct (units) : **29,256,039**
Direct (%) : **4.12**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Date of notice : 22-01-2001

Remarks :

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-01-2001 02:16:58 PM
Reference No KL-010129-2DE12

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
*	Address	: **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
*	NRIC/passport no/company no.	: **LDO 20 of 1956**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **23,000**	
Acquired	**09-01-2001**	**39,000**	
Acquired	**10-01-2001**	**27,000**	
Acquired	**11-01-2001**	**11,000**	
Acquired	**12-01-2001**	**18,000**	

*	Circumstances by reason of which change has occurred	: **Institutional Investment Programme**
*	Nature of interest	: **Direct**
*	**Total no of shares after change**	: **29,235,039**
	Direct (units)	: **29,235,039**
	Direct (%)	: **4.12**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Date of notice : **16-01-2001**

Remarks :

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-01-2001 04:16:56 PM
Reference No KL-010115-C00E4

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **02-01-2001**	* **10,000**	
Acquired	**03-01-2001**	**3,000**	
Acquired	**04-01-2001**	**3,000**	
Acquired	**05-01-2001**	**32,000**	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
* **Total no of shares after change** : **29,117,039**
Direct (units) : **29,117,039**
Direct (%) : **4.1**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **08-01-2001**
	Remarks	:

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-01-2001 04:34:19 PM
Reference No KL-010115-EA680

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Di-Yi Sdn Bhd**
*	Address	: **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
*	NRIC/passport no/company no.	: **174554-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	
Acquired	**09-01-2001**	**192,000**	
Acquired	**11-01-2001**	**5,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,759,896**
	Direct (units)	:
	Direct (%)	:

Indirect/deemed interest (units)	:	**318,759,896**
Indirect/deemed interest (%)	:	**44.88**
* Date of notice	:	**13-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-01-2001 04:34:29 PM
Reference No KL-010115-EA682

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Elionai Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	
Acquired	**09-01-2001**	**192,000**	
Acquired	**11-01-2001**	**5,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,759,896**
Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,759,896**
Indirect/deemed interest (%)	:	**44.88**
* Date of notice	:	**13-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-01-2001 04:34:25 PM
Reference No KL-010115-EA681

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	
Acquired	**09-01-2001**	**192,000**	
Acquired	**11-01-2001**	**5,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,759,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,759,896**
Indirect/deemed interest (%)	:	**44.88**
* Date of notice	:	**13-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15-01-2001 04:34:01 PM**
Reference No **KL-010115-EA67E**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	
Acquired	**09-01-2001**	**192,000**	
Acquired	**11-01-2001**	**5,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,815,396**

Direct (units) : **55,500**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**318,759,896**
Indirect/deemed interest (%)	:	**44.88**
* Date of notice	:	**13-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-01-2001 04:33:58 PM
Reference No KL-010115-EA67D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Dato' Lee Oi Hian**
*	Address	: **55 Jalan Kelab Golf, 30350 Ipoh**
*	NRIC/passport no/company no.	: **510207-08-5743**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	
Acquired	**09-01-2001**	**192,000**	
Acquired	**11-01-2001**	**5,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,807,896**
	Direct (units)	: **48,000**
	Direct (%)	: **0.01**

Indirect/deemed interest (units)	:	**318,759,896**
Indirect/deemed interest (%)	:	**44.88**
* Date of notice	:	**13-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-01-2001 04:34:09 PM
Reference No KL-010115-EA67F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	
Acquired	**09-01-2001**	**192,000**	
Acquired	**11-01-2001**	**5,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,759,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,759,896**
Indirect/deemed interest (%)	:	**44.88**
* Date of notice	:	**13-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15-01-2001 04:33:54 PM**
Reference No **KL-010115-EA67C**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Wan Hin Investments Sdn Bhd & Group**
*	Address	: **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
*	NRIC/passport no/company no.	: **3117-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	
Acquired	**09-01-2001**	**192,000**	
Acquired	**11-01-2001**	**5,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,759,896**
	Direct (units)	: **3,750,000**
	Direct (%)	: **0.53**

Indirect/deemed interest (units)	:	**315,009,896**
Indirect/deemed interest (%)	:	**44.35**
* Date of notice	:	**13-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15-01-2001 04:16:17 PM**
Reference No **KL-010115-C00E3**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-01-2001**	* **47,000**	
Acquired	**09-01-2001**	**192,000**	
Acquired	**11-01-2001**	**5,000**	

* Circumstances by reason of which change has occurred : **Bought in open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **314,649,896**

Direct (units) : **314,649,896**
Direct (%) : **44.31**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**13-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:09:34 PM
Reference No KL-010103-5772D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Di-Yi Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**174554-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-12-2000**	* **46,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,515,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,515,896**
Indirect/deemed interest (%)	:	**44.85**
* Date of notice	:	**02-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:09:42 PM
Reference No KL-010103-5772F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Elionai Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-12-2000**	* **46,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,515,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,515,896**
Indirect/deemed interest (%)	:	**44.85**
* Date of notice	:	**02-01-2001** [16]
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:09:39 PM
Reference No KL-010103-5772E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-12-2000**	* **46,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,515,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,515,896**
Indirect/deemed interest (%)	:	**44.85**
* Date of notice	:	**02-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:09:27 PM
Reference No KL-010103-5772B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-12-2000**	* **46,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,571,396**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**318,515,896**
Indirect/deemed interest (%)	:	**44.85**
* Date of notice	:	**02-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:09:23 PM
Reference No KL-010103-5772A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-12-2000**	* **46,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,563,896**

Direct (units) : **48,000**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**318,515,896**
Indirect/deemed interest (%)	:	**44.85**
* Date of notice	:	**02-01-2001** [16]
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:09:30 PM
Reference No KL-010103-5772C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-12-2000**	* **46,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,515,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,515,896**
Indirect/deemed interest (%)	:	**44.85**
* Date of notice	:	**02-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:09:12 PM
Reference No KL-010103-57729

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-12-2000**	* **46,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,515,896**

Direct (units) : **3,750,000**
Direct (%) : **0.53**

Indirect/deemed interest (units)	:	**314,765,896**
Indirect/deemed interest (%)	:	**44.32**
* Date of notice	:	**02-01-2001**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2001 03:24:34 PM
Reference No KL-010103-87B27

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Batu Kawan Berhad**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no.	:	**6292-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-12-2000**	* **46,000**	

* Circumstances by reason of which change has occurred	:	**Bought in open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**314,405,896**
Direct (units)	:	**314,405,896**
Direct (%)	:	**44.27**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	02-01-2001
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2000 03:42:14 PM
Reference No KL-001229-A0078

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address	:	**Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no.	:	**LDO 20 of 1956**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 19-12-2000	* 49,000	

* Circumstances by reason of which change has occurred	:	**Institutional Investment Programme**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**29,069,039**
Direct (units)	:	**29,069,039**
Direct (%)	:	**4.09**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**21-12-2000**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2000 03:42:10 PM
Reference No KL-001229-A887F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address	:	**Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no.	:	**LDO 20 of 1956**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **43,000**	
Acquired	**15-12-2000**	**14,000**	
Acquired	**18-12-2000**	**21,000**	

* Circumstances by reason of which change has occurred	:	**Institutional Investment Programme**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**29,020,039**
Direct (units)	:	**29,020,039**
Direct (%)	:	**4.09**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 19-12-2000
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29-12-2000 04:04:19 PM**
Reference No **KL-001229-C3FE9**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Di-Yi Sdn Bhd**
*	Address	: **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
*	NRIC/passport no/company no.	: **174554-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	
Acquired	**21-12-2000**	**36,000**	
Acquired	**22-12-2000**	**26,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,469,896**
	Direct (units)	:
	Direct (%)	:

Indirect/deemed interest (units)	:	**318,469,896**
Indirect/deemed interest (%)	:	**44.84**
* Date of notice	:	**23-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2000 04:04:24 PM
Reference No KL-001229-C3FEB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Elionai Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	
Acquired	**21-12-2000**	**36,000**	
Acquired	**22-12-2000**	**26,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,469,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,469,896**
Indirect/deemed interest (%)	:	**44.84**
* Date of notice	:	**23-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2000 04:04:22 PM
Reference No KL-001229-C3FEA

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	
Acquired	**21-12-2000**	**36,000**	
Acquired	**22-12-2000**	**26,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,469,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,469,896**
Indirect/deemed interest (%)	:	**44.84**
* Date of notice	:	**23-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29-12-2000 04:04:13 PM**
Reference No **KL-001229-C3FE7**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	NRIC/passport no/company no.	: **531016-08-6041**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	
Acquired	**21-12-2000**	**36,000**	
Acquired	**22-12-2000**	**26,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,525,396**
	Direct (units)	: **55,500**
	Direct (%)	: **0.01**

Indirect/deemed interest (units)	:	**318,469,896**
Indirect/deemed interest (%)	:	**44.84**
* Date of notice	:	**23-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2000 04:04:09 PM
Reference No KL-001229-C3FE6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	
Acquired	**21-12-2000**	**36,000**	
Acquired	**22-12-2000**	**26,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,517,896**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**318,469,896**
Indirect/deemed interest (%)	:	**44.84**
* Date of notice	:	**23-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2000 04:04:16 PM
Reference No KL-001229-C3FE8

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	
Acquired	**21-12-2000**	**36,000**	
Acquired	**22-12-2000**	**26,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,469,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,469,896**
Indirect/deemed interest (%)	:	**44.84**
* Date of notice	:	**23-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2000 04:04:04 PM
Reference No KL-001229-C3FE5

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	
Acquired	**21-12-2000**	**36,000**	
Acquired	**22-12-2000**	**26,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,469,896**

Direct (units) : **3,750,000**
Direct (%) : **0.53**

Indirect/deemed interest (units)	:	**314,719,896**
Indirect/deemed interest (%)	:	**44.31**
* Date of notice	:	**23-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2000 04:04:00 PM
Reference No KL-001229-C1FF4

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20-12-2000**	* **12,000**	
Acquired	**21-12-2000**	**36,000**	
Acquired	**22-12-2000**	**26,000**	

* Circumstances by reason of which change has occurred : **Bought in open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **314,359,896**

Direct (units) : **314,359,896**
Direct (%) : **44.26**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**23-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2000 03:07:43 PM
Reference No KL-001221-5D6A7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Di-Yi Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**174554-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	
Acquired	**19-12-2000**	**106,000**	

* Circumstances by reason of which change has occurred	:	***Deemed Interest***
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,395,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,395,896**
Indirect/deemed interest (%)	:	**44.83**
* Date of notice	:	**20-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2000 03:07:17 PM
Reference No KL-001221-5D6A9

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Elionai Sdn Bhd**
*	Address	: **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
*	NRIC/passport no/company no.	: **176000-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	
Acquired	**19-12-2000**	**106,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,395,896**
	Direct (units)	:
	Direct (%)	:

Indirect/deemed interest (units)	:	**318,395,896**
Indirect/deemed interest (%)	:	**44.83**
* Date of notice	:	**20-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2000 03:07:39 PM
Reference No KL-001221-5D6A8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	
Acquired	**19-12-2000**	**106,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,395,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,395,896**
Indirect/deemed interest (%)	:	**44.83**
* Date of notice	:	**20-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2000 03:07:48 PM
Reference No KL-001221-5D6A5

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	
Acquired	**19-12-2000**	**106,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,451,396**

Direct (units) : **55,500**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**318,395,896**
Indirect/deemed interest (%)	:	**44.83**
* Date of notice	:	**20-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2000 03:07:51 PM
Reference No KL-001221-5D6A4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Dato' Lee Oi Hian**
*	Address	: **55 Jalan Kelab Golf, 30350 Ipoh**
*	NRIC/passport no/company no.	: **510207-08-5743**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	
Acquired	**19-12-2000**	**106,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,443,896**
	Direct (units)	: **48,000**
	Direct (%)	: **0.01**

Indirect/deemed interest (units)	:	**318,395,896**
Indirect/deemed interest (%)	:	**44.83**
* Date of notice	:	**20-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2000 03:07:45 PM
Reference No KL-001221-5D6A6

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	
Acquired	**19-12-2000**	**106,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,395,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,395,896**
Indirect/deemed interest (%)	:	**44.83**
* Date of notice	:	**20-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2000 03:07:55 PM
Reference No KL-001221-5D6A3

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	
Acquired	**19-12-2000**	**106,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,395,896**

Direct (units) : **3,750,000**
Direct (%) : **0.53**

Indirect/deemed interest (units)	:	**314,645,896**
Indirect/deemed interest (%)	:	**44.3**
* Date of notice	:	**20-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2000 03:07:07 PM
Reference No KL-001221-5D6AA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Batu Kawan Berhad**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no.	:	**6292-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-12-2000**	* **97,000**	
Acquired	**19-12-2000**	**106,000**	

* Circumstances by reason of which change has occurred	:	**Bought in open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**314,285,896**
Direct (units)	:	**314,285,896**
Direct (%)	:	**44.25**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	20-12-2000
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09-12-2000 12:24:18 PM
Reference No KL-001209-85126

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **04-12-2000**	* **30,000**	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
* **Total no of shares after change** : **28,942,039**

Direct (units) : **28,942,039**
Direct (%) : **4.08**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **06-12-2000**
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-12-2000 03:12:02 PM
Reference No KL-001208-798AD

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address	:	**Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no.	:	**LDO 20 of 1956**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **29-11-2000**	* **15,000**	
Acquired	**30-11-2000**	**125,000**	

* Circumstances by reason of which change has occurred	:	**Institutional Investment Programme**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**28,912,039**
Direct (units)	:	**28,912,039**
Direct (%)	:	**4.07**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**01-12-2000**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-12-2000 08:56:23 AM
Reference No KL-001207-29042

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Di-Yi Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	
Acquired	**01-12-2000**	**24,000**	
Acquired	**04-12-2000**	**49,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,192,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,192,896**
Indirect/deemed interest (%)	:	**44.8**
* Date of notice	:	**05-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-12-2000 08:56:18 AM
Reference No KL-001207-29044

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Elionai Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**176000-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	
Acquired	**01-12-2000**	**24,000**	
Acquired	**04-12-2000**	**49,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,192,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,192,896**
Indirect/deemed interest (%)	:	**44.8**
* Date of notice	:	**05-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-12-2000 08:56:20 AM
Reference No KL-001207-29043

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **High Quest Holdings Sdn Bhd**
*	Address	: **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
*	NRIC/passport no/company no.	: **178504-D**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	
Acquired	**01-12-2000**	**24,000**	
Acquired	**04-12-2000**	**49,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,192,896**
	Direct (units)	:
	Direct (%)	:

Indirect/deemed interest (units)	:	**318,192,896**
Indirect/deemed interest (%)	:	**44.8**
* Date of notice	:	**05-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-12-2000 08:56:28 AM
Reference No KL-001207-29040

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	
Acquired	**01-12-2000**	**24,000**	
Acquired	**04-12-2000**	**49,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,248,396**

Direct (units) : **55,500**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**318,192,896**
Indirect/deemed interest (%)	:	**44.8**
* Date of notice	:	**05-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-12-2000 08:56:31 AM
Reference No KL-001207-2903F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	
Acquired	**01-12-2000**	**24,000**	
Acquired	**04-12-2000**	**49,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,240,896**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**

Indirect/deemed interest (units) : **318,192,896**

Indirect/deemed interest (%) : **44.8**

* Date of notice : **05-12-2000**

Remarks :

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **08-12-2000 08:56:25 AM**
Reference No **KL-001207-29041**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	
Acquired	**01-12-2000**	**24,000**	
Acquired	**04-12-2000**	**49,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,192,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,192,896**
Indirect/deemed interest (%)	:	**44.8**
* Date of notice	:	**05-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-12-2000 08:56:34 AM
Reference No KL-001207-2903E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	
Acquired	**01-12-2000**	**24,000**	
Acquired	**04-12-2000**	**49,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,192,896**
Direct (units)	:	**3,750,000**
Direct (%)	:	**0.53**

Indirect/deemed interest (units)	:	**314,442,896**
Indirect/deemed interest (%)	:	**44.28**
* Date of notice	:	**05-12-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-12-2000 03:41:41 PM
Reference No KL-001205-99A6D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Batu Kawan Berhad**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no.	:	**6292-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-11-2000**	* **225,000**	
Acquired	**01-12-2000**	**24,000**	
Acquired	**04-12-2000**	**49,000**	

* Circumstances by reason of which change has occurred	:	**Bought in open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**314,082,896**
Direct (units)	:	**314,082,896**
Direct (%)	:	**44.23**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **05-12-2000**
	Remarks	:

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-12-2000 03:41:47 PM
Reference No KL-001205-82FBB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **22-11-2000**	* **5,000**	
Acquired	**23-11-2000**	**7,000**	
Acquired	**24-11-2000**	**52,000**	
Acquired	**27-11-2000**	**249,000**	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
* **Total no of shares after change** : **28,772,039**

Direct (units) : **28,772,039**
Direct (%) : **4.05**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**28-11-2000**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-11-2000 01:58:53 PM
Reference No KL-001129-06482

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **21-11-2000**	* **473,000**	

* Circumstances by reason of which change has occurred	:	**Sale of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**62,966,500**
Direct (units)	:	**62,966,500**
Direct (%)	:	**8.87**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **21-11-2000**
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28-11-2000 01:59:14 PM
Reference No KL-001128-0F323

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address	:	**Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no.	:	**LDO 20 of 1956**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **17-11-2000**	* **88,000**	
Acquired	**20-11-2000**	**5,000**	
Acquired	**21-11-2000**	**24,000**	

* Circumstances by reason of which change has occurred	:	**Institutional Investment Programme**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**28,459,039**
Direct (units)	:	**28,459,039**
Direct (%)	:	**4.01**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**22-11-2000**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 24-11-2000 03:33:45 PM
Reference No KL-001124-9BA28

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Lembaga Kemajuan Tanah Persekutuan (FELDA)**
* Address : **Wisma Felda, Jalan Perumahan Gurney, 54000 Kuala Lumpur**
* NRIC/passport no/company no. : **LDO 20 of 1956**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-11-2000**	* **74,000**	
Acquired	**15-11-2000**	**75,000**	
Acquired	**16-11-2000**	**20,000**	

* Circumstances by reason of which change has occurred : **Institutional Investment Programme**
* Nature of interest : **Direct**
* **Total no of shares after change** : **28,342,039**

Direct (units) : **28,342,039**
Direct (%) : **3.99**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**17-11-2000**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 13-11-2000 02:07:45 PM
Reference No KL-001113-18CE6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **01-11-2000**	* **346,000**	
Acquired	**02-11-2000**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**63,439,500**
Direct (units)	:	**63,439,500**
Direct (%)	:	**8.93**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**06-11-2000**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 10-11-2000 02:26:04 PM
Reference No KL-001110-33C4E

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **25-10-2000**	* **21,000**	
Acquired	**27-10-2000**	**241,000**	
Acquired	**30-10-2000**	**370,000**	
Acquired	**31-10-2000**	**400,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
*	**Total no of shares after change**	: **62,993,500**
	Direct (units)	: **62,993,500**
	Direct (%)	: **8.87**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **31-10-2000**
	Remarks	:

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04-11-2000 12:19:45 PM
Reference No KL-001104-7E328

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **19-10-2000**	* **900,000**	
Acquired	**20-10-2000**	**1,501,000**	
Acquired	**23-10-2000**	**2,000**	
Acquired	**24-10-2000**	**202,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**61,961,500**
Direct (units)	:	**61,961,500**
Direct (%)	:	**8.72**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	**24-10-2000**
Remarks	:	

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27-10-2000 01:45:30 PM
Reference No KL-001027-FB03D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **13-10-2000**	* **353,000**	
Acquired	**16-10-2000**	**1,100,000**	
Acquired	**17-10-2000**	**691,000**	
Acquired	**18-10-2000**	**270,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
* **Total no of shares after change** : **59,356,500**

Direct (units) : **59,356,500**
Direct (%) : **8.36**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Date of notice : **18-10-2000**

Remarks :

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2000 02:22:31 PM
Reference No KL-001025-20B20

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Di-Yi Sdn Bhd
* Address	:	Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh
* NRIC/passport no/company no.	:	174554-M
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 18-10-2000	* 80,000	
Disposed	19-10-2000	300,000	
Disposed	20-10-2000	538,000	

* Circumstances by reason of which change has occurred	:	Deemed Interest
* Nature of interest	:	Indirect
* **Total no of shares after change**	:	317,894,896
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**317,894,896**
Indirect/deemed interest (%)	:	**44.76**
* Date of notice	:	**24-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2000 02:22:21 PM
Reference No KL-001025-20B22

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Elionai Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 18-10-2000	* 80,000	
Disposed	19-10-2000	300,000	
Disposed	20-10-2000	538,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **317,894,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**317,894,896**
Indirect/deemed interest (%)	:	**44.76**
* Date of notice	:	**24-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2000 02:22:26 PM
Reference No KL-001025-20B21

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **High Quest Holdings Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **18-10-2000**	* **80,000**	
Disposed	**19-10-2000**	**300,000**	
Disposed	**20-10-2000**	**538,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **317,894,896**

Direct (units) :
Direct (%) :

	Indirect/deemed interest (units)	: **317,894,896**
	Indirect/deemed interest (%)	: **44.76**
*	Date of notice	: **24-10-2000**
	Remarks	:

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2000 02:22:41 PM
Reference No KL-001025-20B1E

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	NRIC/passport no/company no.	: **531016-08-6041**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **18-10-2000**	* **80,000**	
Disposed	**19-10-2000**	**300,000**	
Disposed	**20-10-2000**	**538,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **317,950,396**
	Direct (units)	: **55,500**
	Direct (%)	: **0.01**

Indirect/deemed interest (units)	:	**317,894,896**
Indirect/deemed interest (%)	:	**44.76**
* Date of notice	:	**24-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2000 02:22:46 PM
Reference No KL-001025-20B1D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **18-10-2000**	* **80,000**	
Disposed	**19-10-2000**	**300,000**	
Disposed	**20-10-2000**	**538,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**317,942,896**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**317,894,896**
Indirect/deemed interest (%)	:	**44.76**
* Date of notice	:	**24-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2000 02:22:36 PM
Reference No KL-001025-20B1F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **18-10-2000**	* **80,000**	
Disposed	**19-10-2000**	**300,000**	
Disposed	**20-10-2000**	**538,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**317,894,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**317,894,896**
Indirect/deemed interest (%)	:	**44.76**
* Date of notice	:	**24-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2000 02:23:01 PM
Reference No KL-001025-20B1C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 18-10-2000	* 80,000	
Disposed	19-10-2000	300,000	
Disposed	20-10-2000	538,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **317,894,896**

Direct (units) : **3,750,000**
Direct (%) : **0.53**

Indirect/deemed interest (units)	:	**314,144,896**
Indirect/deemed interest (%)	:	**44.23**
* Date of notice	:	**24-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-10-2000 04:37:39 PM
Reference No KL-001020-E984F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Di-Yi Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 13-10-2000	* 2,000	
Disposed	16-10-2000	80,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,812,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,812,896**
Indirect/deemed interest (%)	:	**44.89**
* Date of notice	:	**19-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-10-2000 04:37:32 PM
Reference No KL-001020-E9851

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Elionai Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-10-2000**	* **2,000**	
Disposed	**16-10-2000**	**80,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,812,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,812,896**
Indirect/deemed interest (%)	:	**44.89**
* Date of notice	:	**19-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-10-2000 04:37:36 PM
Reference No KL-001020-E9850

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-10-2000**	* **2,000**	
Disposed	**16-10-2000**	**80,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* Total no of shares after change	:	**318,812,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,812,896**
Indirect/deemed interest (%)	:	**44.89**
* Date of notice	:	**19-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-10-2000 04:37:45 PM
Reference No KL-001020-E984D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Dato' Lee Hau Hian**
*	Address	: **2 Jalan Raja Di-Hilir, 30350 Ipoh**
*	NRIC/passport no/company no.	: **531016-08-6041**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-10-2000**	* **2,000**	
Disposed	**16-10-2000**	**80,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,868,396**
	Direct (units)	: **55,500**
	Direct (%)	: **0.01**

Indirect/deemed interest (units)	:	**318,812,896**
Indirect/deemed interest (%)	:	**44.89**
* Date of notice	:	**19-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-10-2000 04:37:47 PM
Reference No KL-001020-E984C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-10-2000**	* **2,000**	
Disposed	**16-10-2000**	**80,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,860,896**
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**318,812,896**
Indirect/deemed interest (%)	:	**44.89**
* Date of notice	:	**19-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-10-2000 04:37:42 PM
Reference No KL-001020-E984E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P, Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-10-2000**	* **2,000**	
Disposed	**16-10-2000**	**80,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,812,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,812,896**
Indirect/deemed interest (%)	:	**44.89**
* Date of notice	:	**19-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-10-2000 04:37:52 PM
Reference No KL-001020-E984B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* *Name* : ***Wan Hin Investments Sdn Bhd & Group***
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-10-2000**	* **2,000**	
Disposed	**16-10-2000**	**80,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,812,896**

Direct (units) : **3,750,000**
Direct (%) : **0.53**

Indirect/deemed interest (units)	:	**315,062,896**
Indirect/deemed interest (%)	:	**44.36**
* Date of notice	:	**19-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19-10-2000 04:36:41 PM
Reference No KL-001019-EDE7B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As Above

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **09-10-2000**	* **800,000**	
Acquired	**10-10-2000**	**604,000**	
Acquired	**11-10-2000**	**600,000**	
Acquired	**12-10-2000**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
* **Total no of shares after change**	:	**56,942,500**
Direct (units)	:	**56,942,500**
Direct (%)	:	**8.02**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Date of notice : **12-10-2000**

Remarks :

/fsc

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-10-2000 08:48:04 AM

Reference No KL-001018-3B897

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Di-Yi Sdn Bhd**
*	Address	: **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
*	NRIC/passport no/company no.	: **174554-M**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-10-2000**	* **547,000**	
Disposed	**10-10-2000**	**100,000**	
Disposed	**11-10-2000**	**323,000**	
Disposed	**12-10-2000**	**73,000**	
Disposed	**13-10-2000**	**148,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
*	**Total no of shares after change**	: **318,894,896**
	Direct (units)	:
	Direct (%)	:

Indirect/deemed interest (units)	:	318,894,896
Indirect/deemed interest (%)	:	44.9
* Date of notice	:	14-10-2000
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-10-2000 08:47:45 AM
Reference No KL-001018-3B899

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Elionai Sdn Bhd**
* Address : **Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* Disposed	* 09-10-2000	* 547,000	
Disposed	10-10-2000	100,000	
Disposed	11-10-2000	323,000	
Disposed	12-10-2000	73,000	
Disposed	13-10-2000	148,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
* **Total no of shares after change** : **318,894,896**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**318,894,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**14-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-10-2000 08:48:00 AM
Reference No KL-001018-3B898

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-10-2000**	* **547,000**	
Disposed	**10-10-2000**	**100,000**	
Disposed	**11-10-2000**	**323,000**	
Disposed	**12-10-2000**	**73,000**	
Disposed	**13-10-2000**	**148,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,894,896**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**318,894,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	**14-10-2000**
Remarks	:	

/sh

Form Version 1.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-10-2000 08:48:08 AM
Reference No KL-001018-3B896

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Bhd
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Date interest acquired & no of shares acquired/disposed

Acquired/disposed	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **09-10-2000**	* **547,000**	
Disposed	**10-10-2000**	**100,000**	
Disposed	**11-10-2000**	**323,000**	
Disposed	**12-10-2000**	**73,000**	
Disposed	**13-10-2000**	**148,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
* **Total no of shares after change**	:	**318,950,396**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**318,894,896**
Indirect/deemed interest (%)	:	**44.9**
* Date of notice	:	14-10-2000
Remarks	:	

/sh

(100)

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-03-2002 02:28:58 PM
Reference No KL-020329-43B23

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 21-03-2002	* 476,000	
Disposed	22-03-2002	205,000	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**50,403,500**
Direct (%)	:	**7.1**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : 50,403,500

* Date of notice : 22-03-2002

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27-03-2002 02:08:03 PM
Reference No KL-020327-253A1

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

	Type of transaction	Date of change	No of shares	Price transacted (RM)
*	**Disposed**	* **14-03-2002**	* **43,000**	
	Disposed	**18-03-2002**	**1,020,000**	
	Disposed	**19-03-2002**	**1,850,000**	
	Disposed	**20-03-2002**	**695,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **51,084,500**
	Direct (%)	: **7.2**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**51,084,500**
* Date of notice	:	**20-03-2002** [16]
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-03-2002 02:08:25 PM
Reference No KL-020325-24D7B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-03-2002**	* **100,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **54,692,500**
Direct (%) : **7.7**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **54,692,500**

* Date of notice : **13-03-2002** 16

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22-03-2002 01:45:24 PM
Reference No KL-020322-FE65B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 28-02-2002	* 100,000	
Acquired	08-03-2002	124,000	
Disposed	11-03-2002	100,000	

* Circumstances by reason of which change has occurred	:	**Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**54,792,500**
Direct (%)	:	**7.72**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **54,792,500**

* Date of notice : **11-03-2002** [16]

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-03-2002 04:05:17 PM
Reference No KL-020320-CEDD2

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **06-03-2002**	* **263,000**	
Disposed	**06-03-2002**	**99,000**	
Acquired	**07-03-2002**	**150,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market & Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **54,668,500**
Direct (%) : **7.7**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**54,668,500**
* Date of notice	:	**07-03-2002** [16]
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-03-2002 02:24:49 PM
Reference No KL-020318-3BD6F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **04-03-2002**	* **855,000**	
Disposed	**05-03-2002**	**178,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**54,354,500**
Direct (%)	:	**7.66**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **54,354,500**

* Date of notice : **05-03-2002** [16]

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2002 11:09:21 AM
Reference No KL-020312-17451

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder as above	:

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 26-02-2002	* 400,000	
Disposed	27-02-2002	550,000	

*	Circumstances by reason of which change has occurred	: Sales of equity
*	Nature of interest	: Direct
	Direct (units)	: 56,403,500
	Direct (%)	: 7.94
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change** : **56,403,500**

* Date of notice : **27-02-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2002 12:54:41 PM
Reference No KL-020312-B8938

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder : **as above**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **28-02-2002**	* **450,000**	
Disposed	**01-03-2002**	**566,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **55,387,500**
Direct (%) : **7.8**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**55,387,500**
* Date of notice	:	**01-03-2002**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2002 11:09:17 AM
Reference No KL-020312-17450

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **22-02-2002**	* **178,000**	
Disposed	**25-02-2002**	**250,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**57,353,500**
Direct (%)	:	**8.08**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**57,353,500**
* Date of notice	:	**25-02-2002** [16]
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2002 11:09:12 AM
Reference No KL-020312-162E3

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **01-03-2002**	* **950,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **46,148,150**
Direct (%) : **6.5**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **46,148,150**

* Date of notice : 01-03-2002 [15]

Remarks :
/gcs

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 12-03-2002 11:09:15 AM
Reference No KL-020312-162E4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiptera**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company No.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Date of cessation	: **01-03-2002**
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

	Number of shares disposed	: **46,148,150**
	Price transacted (RM)	:
*	Circumstances by reason of which a person ceases to be a substantial shareholder	: **Sale of shares**
*	Nature of interest	: **Direct**
*	Date of notice	: **01-03-2002**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06-03-2002 02:42:57 PM
Reference No KL-020302-91609

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-02-2002**	* **245,000**	
Disposed	**14-02-2002**	**256,000**	
Acquired	**15-02-2002**	**171,000**	
Disposed	**15-02-2002**	**250,000**	
Acquired	**18-02-2002**	**31,000**	
Disposed	**18-02-2002**	**50,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market & Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **56,725,500**
Direct (%) : **7.99**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **56,725,500**

* Date of notice : **18-02-2002** 16

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06-03-2002 02:43:03 PM
Reference No KL-020306-3C90B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **31-01-2002**	* **240,000**	
Acquired	**31-01-2002**	**463,000**	
Acquired	**31-01-2002**	**725,000**	
Disposed	**19-02-2002**	**60,000**	
Disposed	**20-02-2002**	**62,000**	
Disposed	**21-02-2002**	**250,000**	

* Circumstances by reason of which change has occurred : **Purchase of Shares managed by Portfolio Manager & Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **57,781,500**
Direct (%) : **8.14**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **57,781,500**

* Date of notice : **21-02-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06-03-2002 02:43:07 PM
Reference No KL-020306-4232B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-02-2002**	* **300,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **47,848,150**
Direct (%) : **6.74**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **47,848,150**

* Date of notice : **27-02-2002** [15]

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06-03-2002 02:43:12 PM
Reference No KL-020306-4232D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **01-03-2002**	* **46,148,150**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**119,347,150**
Direct (%)	:	**16.81**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**119,347,150**
* Date of notice	:	**01-03-2002** [16]
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06-03-2002 02:43:17 PM
Reference No KL-020306-4232E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **01-03-2002**	* **46,148,150**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**119,347,150**
Indirect/deemed interest (%)	:	**16.81**
* **Total no of shares after change**	:	**119,347,150**
* Date of notice	:	**01-03-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06-03-2002 02:43:09 PM
Reference No KL-020306-4232C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **28-02-2002**	* **750,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**47,098,150**
Direct (%)	:	**6.63**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**47,098,150**
* Date of notice	:	**28-02-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-02-2002 03:14:51 PM
Reference No KL-020221-82BC6

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **07-02-2002**	* **31,000**	
Disposed	**08-02-2002**	**1,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **56,834,500**
	Direct (%)	: **8.01**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**56,834,500**
* Date of notice	:	**08-02-2002**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-02-2002 03:14:49 PM
Reference No KL-020221-82BC5

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **06-02-2002**	* **380,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **56,866,500**
Direct (%) : **8.01**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **56,866,500**

* Date of notice : **06-02-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19-02-2002 11:32:32 AM
Reference No KL-020219-3EB67

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **31-01-2002**	* **285,000**	
Disposed	**04-02-2002**	**317,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**57,246,500**
Direct (%)	:	**8.06**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **57,246,500**

* Date of notice : **04-02-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-01-2002 03:44:19 PM
Reference No KL-020118-ADCE0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **11-01-2002**	* **100,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **48,148,150**
Direct (%) : **6.78**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

*	**Total no of shares after change**	: **48,148,150**
*	Date of notice	: **18-01-2002**
	Remarks /gcs	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 17-01-2002 12:57:30 PM
Reference No KL-020117-BA330

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **10-01-2002**	* **45,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**48,248,150**
Direct (%)	:	**6.79**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**48,248,150**
* Date of notice	:	**17-01-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 16-02-2002 11:12:38 AM
Reference No KL-020216-216B7

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **29-01-2002**	* **1,236,000**	
Disposed	**30-01-2002**	**245,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **57,848,500**
Direct (%) : **8.15**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **57,848,500**

* Date of notice : **30-01-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 07-02-2002 12:27:05 PM
Reference No KL-020207-8E72B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 25-01-2002	* 351,000	
Disposed	28-01-2002	417,000	

* Circumstances by reason of which change has occurred	:	Sales of equity
* Nature of interest	:	Direct
Direct (units)	:	59,329,500
Direct (%)	:	8.36
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **59,329,500**

* Date of notice : **28-01-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 31-01-2002 04:43:50 PM
Reference No KL-020131-06CCF

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder : **as above**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **23-01-2002**	* **50,000**	
Disposed	**24-01-2002**	**2,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **60,097,500**
Direct (%) : **8.46**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **60,097,500**

* Date of notice : **24-01-2002** 16

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 31-01-2002 04:43:47 PM
Reference No KL-020131-06CCE

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **21-01-2002**	* **100,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **60,149,500**
	Direct (%)	: **8.47**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change** : **60,149,500**

* Date of notice : **22-01-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-01-2002 04:38:33 PM
Reference No KL-020129-FEC77

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 31-12-2001	* 40,000	
Acquired	31-12-2001	920,000	
Disposed	17-01-2002	400,000	
Disposed	18-01-2002	448,000	

* Circumstances by reason of which change has occurred	:	Purchase of shares managed by Portfolio Manager and Sales of equity
* Nature of interest	:	Direct
Direct (units)	:	60,249,500
Direct (%)	:	8.49
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **60,249,500**

* Date of notice : **18-01-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-01-2002 08:50:02 AM
Reference No KL-020125-5115A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **15-01-2002**	* **836,000**	
Disposed	**16-01-2002**	**439,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **60,137,500**
Direct (%) : **8.47**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**60,137,500**
* Date of notice	:	**16-01-2002**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-01-2002 12:04:41 PM
Reference No KL-020122-C74A7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **11-01-2002**	* **550,000**	
Disposed	**14-01-2002**	**550,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**61,412,500**
Direct (%)	:	**8.65**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **61,412,500**

* Date of notice : **14-01-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-01-2002 04:17:01 PM
Reference No KL-020115-CE80B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **07-01-2002**	* **200,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**62,512,500**
Direct (%)	:	**8.8**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* Total no of shares after change	:	62,512,500
* Date of notice	:	08-01-2002
Remarks		
fsc	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-01-2002 04:16:54 PM
Reference No KL-020115-CCA22

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **08-01-2002**	* **250,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**48,293,150**
Direct (%)	:	**6.8**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **48,293,150**

* Date of notice : **15-01-2002** [16]

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-01-2002 02:50:43 PM
Reference No KL-020114-2E09A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J. C. Lim
* Designation : Company Secretary

Particulars of substantial shareholder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary Shares of RM1.00 each
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 07-01-2002	* 350,000	

* Circumstances by reason of which change has occurred : Sale of shares
* Nature of interest : Direct

Direct (units) : 48,543,150
Direct (%) : 6.84
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **48,543,150**

* Date of notice : **14-01-2002**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-01-2002 02:03:15 PM
Reference No KL-020111-1A973

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **04-01-2002**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**62,312,500**
Direct (%)	:	**8.77**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **62,312,500**

* Date of notice : **04-01-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-01-2002 02:03:12 PM
Reference No KL-020111-19A45

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **03-01-2002**	* **1,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **48,893,150**
Direct (%) : **6.88**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**48,893,150**
* Date of notice	:	**10-01-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 10-01-2002 02:00:43 PM
Reference No KL-020110-13FB1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 31-12-2001	* 150,000	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**62,412,500**
Direct (%)	:	**8.79**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **62,412,500**

* Date of notice : **02-01-2002** 16

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 10-01-2002 02:00:46 PM
Reference No KL-020110-14D22

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **01-01-2002**	* **6,000,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**48,894,150**
Direct (%)	:	**6.88**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**48,894,150**
* Date of notice	:	**08-01-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09-01-2002 02:52:10 PM
Reference No KL-020109-60F56

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **27-12-2001**	* **200,000**	
Acquired	**28-12-2001**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**62,262,500**
Direct (%)	:	**8.77**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change** : **62,262,500**

* Date of notice : **28-12-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-01-2002 03:58:57 PM
Reference No KL-020108-C2124

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **01-01-2002**	* **6,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **73,199,000**
Direct (%) : **10.31**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **73,199,000**

* Date of notice : **08-01-2002**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-01-2002 03:59:00 PM
Reference No KL-020108-C2125

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 01-01-2002	* 6,000,000	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**73,199,000**
Indirect/deemed interest (%)	:	**10.31**
* **Total no of shares after change**	:	**73,199,000**
* Date of notice	:	**08-01-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 07-01-2002 03:37:49 PM
Reference No KL-020107-A2F61

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **28-12-2001**	* **151,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**42,985,150**
Direct (%)	:	**6.05**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**42,985,150**
* Date of notice	:	**04-01-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 07-01-2002 03:37:46 PM
Reference No KL-020107-A2F60

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **31-12-2001**	* **91,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **42,894,150**
	Direct (%)	: **6.04**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change** : **42,894,150**

* Date of notice : **07-01-2002**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04-01-2002 12:48:09 PM
Reference No KL-020104-A60D0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-12-2001**	* **85,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **43,136,150**
Direct (%) : **6.07**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**43,136,150**
* Date of notice	:	**03-01-2002**
Remarks **/gcs**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04-01-2002 12:48:15 PM
Reference No KL-020104-A60D3

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: Permodalan Nasional Berhad
*	Address	: Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 38218-X
*	Nationality/country of incorporation	: Bumiputera-owned Co./Malaysia
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 28-12-2001	* 104,000	

*	Circumstances by reason of which change has occurred	: Sale of shares
*	Nature of interest	: Direct
	Direct (units)	: 79,199,000
	Direct (%)	: 11.15
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**79,199,000**
* Date of notice	:	**04-01-2002** [16]
Remarks /gcs	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04-01-2002 12:48:17 PM
Reference No KL-020104-A60D4

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **28-12-2001**	* **104,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**79,199,000**
Indirect/deemed interest (%)	:	**11.15**
* **Total no of shares after change**	:	**79,199,000**
* Date of notice	:	**04-01-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04-01-2002 12:48:11 PM
Reference No KL-020104-A60D1

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-12-2001**	* **30,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**
Direct (units) : **79,303,000**
Direct (%) : **11.17**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**79,303,000**
* Date of notice	:	**03-01-2002**
Remarks **/gcs**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04-01-2002 12:48:13 PM
Reference No KL-020104-A60D2

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **27-12-2001**	* **30,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**79,303,000**
Indirect/deemed interest (%)	:	**11.17**
* **Total no of shares after change**	:	**79,303,000**
* Date of notice	:	**03-01-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-01-2002 10:22:45 AM
Reference No KL-020103-BB4AA

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 20-12-2001	* 32,000	
Acquired	21-12-2001	11,000	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **61,912,500**
	Direct (%)	: **8.72**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**61,912,500**
* Date of notice	:	**21-12-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2001 12:50:41 PM
Reference No KL-011229-AF898

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **13-12-2001**	* **346,000**	
Acquired	**14-12-2001**	**381,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **61,869,500**
Direct (%) : **8.71**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**61,869,500**
* Date of notice	:	**14-12-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 29-12-2001 08:43:44 AM
Reference No KL-011229-44DA6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 21-12-2001	* 17,000	

* Circumstances by reason of which change has occurred	:	Sale of shares
* Nature of interest	:	Direct
Direct (units)	:	43,221,150
Direct (%)	:	6.09
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**43,221,150**
* Date of notice	:	**28-12-2001**
Remarks **/gcs**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27-12-2001 10:21:52 AM
Reference No KL-011227-D6834

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP,**
Jalan Raja Laut,
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **11-12-2001**	* **317,000**	
Acquired	**12-12-2001**	**313,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **61,142,500**
Direct (%) : **8.61**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**61,142,500**
* Date of notice	:	**12-12-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-12-2001 11:43:18 AM
Reference No KL-011226-40DF0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J. C. Lim
* Designation : Company Secretary

Particulars of substantial shareholder

* Name : Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary Shares of RM1.00 each
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 14-12-2001	* 40,000	

* Circumstances by reason of which change has occurred : Sale of shares
* Nature of interest : Direct
Direct (units) : 43,238,150
Direct (%) : 6.09
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**43,238,150**
* Date of notice	:	**21-12-2001**
Remarks /gcs	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2001 01:48:26 PM
Reference No KL-011221-038AA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 30-11-2001	* 139,000	
Disposed	07-12-2001	70,000	
Acquired	10-12-2001	51,000	

* Circumstances by reason of which change has occurred	:	**Purchase of shares managed by Portfolio Manager, Sales of Equity and Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**60,512,500**
Direct (%)	:	**8.52**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	60,512,500
* Date of notice	:	10-12-2001
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2001 01:42:32 PM
Reference No KL-011221-FB8FC

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **13-12-2001**	* **100,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **43,278,150**

Direct (%) : **6.09**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**43,278,150**
* Date of notice	:	**20-12-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-12-2001 01:42:30 PM
Reference No KL-011221-FB8FB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 12-12-2001	* 96,000	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**
Direct (units) : **43,378,150**
Direct (%) : **6.11**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**43,378,150**
* Date of notice	:	**19-12-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19-12-2001 02:13:41 PM
Reference No KL-011219-26408

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 11-12-2001	* 213,000	

* Circumstances by reason of which change has occurred	:	Sale of shares
* Nature of interest	:	Direct
Direct (units)	:	43,474,150
Direct (%)	:	6.12
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**43,474,150**
* Date of notice	:	**18-12-2001**
Remarks /gcs	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19-12-2001 02:13:39 PM
Reference No KL-011219-26407

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary Shares of RM1.00 each
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 10-12-2001	* 20,000	

* Circumstances by reason of which change has occurred : Sale of shares
* Nature of interest : Direct

Direct (units) : 43,687,150
Direct (%) : 6.15
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**43,687,150**
* Date of notice	:	**17-12-2001**
Remarks /gcs	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-12-2001 12:33:21 PM
Reference No KL-011215-9656C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **05-12-2001**	* **455,000**	
Disposed	**06-12-2001**	**400,000**	

* Circumstances by reason of which change has occurred : **Sales of Equity**
* Nature of interest : **Direct**

Direct (units) : **60,392,500**
Direct (%) : **8.5**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**60,392,500**
* Date of notice	:	**06-12-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-12-2001 12:29:25 PM
Reference No KL-011214-8E0C5

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **06-12-2001**	* **14,000**	

*	Circumstances by reason of which change has occurred	: **Sale of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **43,888,150**
	Direct (%)	: **6.18**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**43,888,150**
* Date of notice	:	**13-12-2001** 16
Remarks /gcs	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 14-12-2001 12:29:22 PM
Reference No KL-011214-8E0C4

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **07-12-2001**	* **181,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **43,707,150**
Direct (%) : **6.15**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**43,707,150**
* Date of notice	:	**14-12-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 13-12-2001 01:34:01 PM
Reference No KL-011213-ED631

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder	:

as above

Details of changes

	Type of transaction	Date of change	No of shares	Price transacted (RM)
*	Disposed	* 03-12-2001	* 63,000	
	Disposed	04-12-2001	548,000	

*	Circumstances by reason of which change has occurred	: Sales of Equity
*	Nature of interest	: Direct
	Direct (units)	: 61,247,500
	Direct (%)	: 8.62
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**61,247,500**
* Date of notice	:	**04-12-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 13-12-2001 01:33:58 PM
Reference No KL-011213-ED630

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **29-11-2001**	* **122,000**	

* Circumstances by reason of which change has occurred : **Sales of Equity**
* Nature of interest : **Direct**
Direct (units) : **61,858,500**
Direct (%) : **8.71**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	: **61,858,500**
* Date of notice	: **30-11-2001**
Remarks **fsc**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06-12-2001 04:59:41 PM
Reference No KL-011206-12CCA

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **28-11-2001**	* **250,000**	

* Circumstances by reason of which change has occurred : **Sales of Equity**
* Nature of interest : **Direct**
Direct (units) : **61,980,500**
Direct (%) : **8.73**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**61,980,500**
* Date of notice	:	**28-11-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 05-12-2001 04:21:53 PM
Reference No KL-011205-DC5DE

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **26-11-2001**	* **10,000**	

* Circumstances by reason of which change has occurred : **Sales of Equity**
* Nature of interest : **Direct**
Direct (units) : **62,230,500**
Direct (%) : **8.76**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**62,230,500**
* Date of notice	:	**26-11-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27-11-2001 04:02:16 PM
Reference No KL-011127-C333B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial shareholder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 31-10-2001	* 212,000	

*	Circumstances by reason of which change has occurred	: Purchase of shares managed by Portfolio Manager
*	Nature of interest	: Direct
	Direct (units)	: 62,240,500
	Direct (%)	: 8.76
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**62,240,500**
* Date of notice	:	**19-11-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-11-2001 09:10:41 AM
Reference No KL-011126-6A90B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 19-11-2001	* 4,000,000	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**79,333,000**
Indirect/deemed interest (%)	:	**11.17**
* **Total no of shares after change**	:	**79,333,000**
* Date of notice	:	**26-11-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-11-2001 09:10:19 AM
Reference No KL-011126-6A90A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	**Permodalan Nasional Berhad**
* Address	:	**Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**38218-X**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **19-11-2001**	* **4,000,000**	

* Circumstances by reason of which change has occurred	:	**Sale of shares**
* Nature of interest	:	**Direct**
Direct (units)	:	**79,333,000**
Direct (%)	:	**11.17**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**79,333,000**
* Date of notice	:	**26-11-2001**
Remarks **/gcs**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-11-2001 02:29:46 PM
Reference No KL-011123-3EDE1

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **13-11-2001**	* **128,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **62,028,500**
	Direct (%)	: **8.73**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**62,028,500**
* Date of notice	:	**15-11-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-11-2001 12:07:22 PM
Reference No KL-011123-5534C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **12-11-2001**	* **5,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **83,333,000**
Direct (%) : **11.73**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**83,333,000**
* Date of notice	:	**19-11-2001**
Remarks /gcs	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-11-2001 12:07:54 PM
Reference No KL-011123-5534D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J. C. Lim
* Designation : Company Secretary

Particulars of substantial shareholder

* Name : Yayasan Pelaburan Bumiputra
* Address : c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no. : 37113-P
* Nationality/country of incorporation : Bumiputera-owned Co./Malaysia
* Descriptions(class & nominal value) : Ordinary Shares of RM1.00 each
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Disposed	* 12-11-2001	* 5,000,000	

* Circumstances by reason of which change has occurred : Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.
* Nature of interest : Indirect

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**83,333,000**
Indirect/deemed interest (%)	:	**11.73**
* **Total no of shares after change**	:	**83,333,000**
* Date of notice	:	**19-11-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-11-2001 12:08:34 PM
Reference No KL-011123-5534E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **12-11-2001**	* **5,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares**
* Nature of interest : **Direct**

Direct (units) : **43,902,150**
Direct (%) : **6.18**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**43,902,150**
* Date of notice	:	**19-11-2001**
Remarks **/gcs**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-11-2001 03:10:17 PM
Reference No KL-011115-79484

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 07-11-2001	* 15,000	

* Circumstances by reason of which change has occurred	:	Purchase of shares on open market
* Nature of interest	:	Direct
Direct (units)	:	61,900,500
Direct (%)	:	8.72
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**61,900,500**
* Date of notice	:	**08-11-2001**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09-11-2001 11:05:51 AM
Reference No KL-011109-12D90

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **31-10-2001**	* **8,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares**
* Nature of interest : **Direct**
Direct (units) : **88,333,000**
Direct (%) : **12.44**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**88,333,000**
* Date of notice	:	**07-11-2001**
Remarks **/gcs**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 09-11-2001 11:06:39 AM
Reference No KL-011109-12D91

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Yayasan Pelaburan Bumiputra
* Address	:	c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	37113-P
* Nationality/country of incorporation	:	Bumiputera-owned Co./Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 31-10-2001	* 8,000,000	

* Circumstances by reason of which change has occurred	:	Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.
* Nature of interest	:	Indirect
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**88,333,000**
Indirect/deemed interest (%)	:	**12.44**
* **Total no of shares after change**	:	**88,333,000**
* Date of notice	:	**07-11-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-11-2001 11:58:06 AM
Reference No KL-011103-5BF75

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 29-10-2001	* 50,000	
Acquired	30-10-2001	21,000	

* Circumstances by reason of which change has occurred	:	Purchase of shares on open market
* Nature of interest	:	Direct
Direct (units)	:	61,885,500
Direct (%)	:	8.71
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* Total no of shares after change	:	61,885,500
* Date of notice	:	30-10-2001
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-11-2001 11:58:02 AM
Reference No KL-011103-5BF74

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

	Type of transaction	Date of change	No of shares	Price transacted (RM)
*	**Acquired**	* **25-10-2001**	* **161,000**	
	Acquired	**26-10-2001**	**330,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **61,814,500**
	Direct (%)	: **8.7**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* Total no of shares after change	:	61,814,500
* Date of notice	:	26-10-2001
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 02:37:27 PM
Reference No KL-011030-48301

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **23-10-2001**	* **255,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **61,323,500**
	Direct (%)	: **8.63**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **61,323,500**

* Date of notice : **24-10-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 11:16:18 AM
Reference No KL-011030-1976C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **19-10-2001**	* **300,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **61,068,500**
Direct (%) : **8.6**

	Indirect/deemed interest (units) :	
	Indirect/deemed interest (%) :	
*	**Total no of shares after change** :	**61,068,500**
*	Date of notice :	**22-10-2001**
	Remarks :	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30-10-2001 11:29:51 AM**
Reference No **KL-011030-30C3A**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 22-10-2001	* 200,000	
Acquired	23-10-2001	168,000	
Acquired	25-10-2001	41,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :

	Direct (%)	:
	Indirect/deemed interest (units)	: **320,445,896**
	Indirect/deemed interest (%)	: **45.12**
*	**Total no of shares after change**	: **320,445,896**
*	Date of notice	: **26-10-2001**
	Remarks	:

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 11:29:59 AM
Reference No KL-011030-30C3B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Elionai Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **22-10-2001**	* **200,000**	
Acquired	**23-10-2001**	**168,000**	
Acquired	**25-10-2001**	**41,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
Direct (units) :

Direct (%)	:	
Indirect/deemed interest (units)	:	**320,445,896**
Indirect/deemed interest (%)	:	**45.12**
* **Total no of shares after change**	:	**320,445,896**

* Date of notice : **26-10-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 11:32:14 AM
Reference No KL-011030-30C3C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **22-10-2001**	* **200,000**	
Acquired	**23-10-2001**	**168,000**	
Acquired	**25-10-2001**	**41,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :

	Direct (%)	:
	Indirect/deemed interest (units)	: **320,445,896**
	Indirect/deemed interest (%)	: **45.12**
*	**Total no of shares after change**	: **320,445,896**
*	Date of notice	: **26-10-2001**
	Remarks	:

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 11:32:30 AM
Reference No KL-011030-30C3E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 22-10-2001	* 200,000	
Acquired	23-10-2001	168,000	
Acquired	25-10-2001	41,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **55,500**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**320,445,896**
Indirect/deemed interest (%)	:	**45.12**
* **Total no of shares after change**	:	**320,501,396**
* Date of notice	:	**26-10-2001**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 11:32:56 AM
Reference No KL-011030-30C3F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Kuala Lumpur Kepong Berhad
* Stock name : KLK
* Stock code : 2445
* Contact person : J.C. Lim
* Designation : Company Secretary

Particulars of substantial shareholder

* Name : Dato' Lee Oi Hian
* Address : 55 Jalan Kelab Golf, 30350 Ipoh
* NRIC/passport no/company no. : 510207-08-5743
* Nationality/country of incorporation : Malaysian
* Descriptions(class & nominal value) : Ordinary Shares of RM1.00 each
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 22-10-2001	* 200,000	
Acquired	23-10-2001	168,000	
Acquired	25-10-2001	41,000	

* Circumstances by reason of which change has occurred : Deemed Interest
* Nature of interest : Indirect

Direct (units) : 48,000
Direct (%) : 0.01

Indirect/deemed interest (units)	:	**320,445,896**
Indirect/deemed interest (%)	:	**45.12**
* **Total no of shares after change**	:	**320,493,896**
* Date of notice	:	**26-10-2001**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 11:29:44 AM
Reference No KL-011030-30C39

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **22-10-2001**	* **200,000**	
Acquired	**23-10-2001**	**168,000**	
Acquired	**25-10-2001**	**41,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**320,445,896**
Indirect/deemed interest (%)	:	**45.12**
* **Total no of shares after change**	:	**320,445,896**
* Date of notice	:	**26-10-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-10-2001 11:32:22 AM
Reference No KL-011030-30C3D

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Wan Hin Investments Sdn Bhd & Group**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **3117-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **22-10-2001**	* **200,000**	
Acquired	**23-10-2001**	**168,000**	
Acquired	**25-10-2001**	**41,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **3,750,000**

Direct (%)	:	**0.53**
Indirect/deemed interest (units)	:	**316,695,896**
Indirect/deemed interest (%)	:	**44.59**
* **Total no of shares after change**	:	**320,445,896**
* Date of notice	:	**26-10-2001**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-10-2001 12:37:24 PM
Reference No KL-011026-8BA78

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Batu Kawan Berhad**
* Address : **Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no. : **6292-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 22-10-2001	* 200,000	
Acquired	23-10-2001	168,000	
Acquired	25-10-2001	41,000	

* Circumstances by reason of which change has occurred : **Bought in open market**
* Nature of interest : **Direct**
Direct (units) : **316,335,896**
Direct (%) : **44.54**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **316,335,896**

* Date of notice : **26-10-2001**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25-10-2001 01:53:54 PM
Reference No KL-011025-0AA85

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **17-10-2001**	* **200,000**	
Acquired	**18-10-2001**	**123,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **60,768,500**
Direct (%) : **8.56**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **60,768,500**

* Date of notice : **18-10-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 23-10-2001 01:21:57 PM
Reference No KL-011023-B73DB

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **15-10-2001**	* **106,000**	
Acquired	**16-10-2001**	**75,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**60,445,500**
Direct (%)	:	**8.51**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **60,445,500**

* Date of notice : **16-10-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22-10-2001 08:43:58 AM
Reference No KL-011022-3B5F1

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 11-10-2001	* 15,000	
Acquired	12-10-2001	200,000	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**

Direct (units) : **60,264,500**
Direct (%) : **8.49**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	60,264,500
* Date of notice	:	12-10-2001
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18-10-2001 03:22:49 PM
Reference No KL-011018-89C36

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 09-10-2001	* 124,000	
Acquired	10-10-2001	218,000	
Disposed	30-09-2001	224,000	
Acquired	30-09-2001	5,000	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market and Purchase/Disposal of shares managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **60,049,500**
Direct (%) : **8.46**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : 60,049,500

* Date of notice : 10-10-2001

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-10-2001 09:18:33 AM
Reference No KL-011015-3B08C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **05-10-2001**	* **60,000**	
Acquired	**08-10-2001**	**23,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **59,926,500**
Direct (%) : **8.44**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **59,926,500**

* Date of notice : 08-10-2001

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2001 03:14:23 PM
Reference No KL-011011-7FD6F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **03-10-2001**	* **100,000**	
Acquired	**04-10-2001**	**300,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **59,843,500**
Direct (%) : **8.43**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **59,843,500**

* Date of notice : **04-10-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2001 04:35:46 PM
Reference No KL-011011-F6489

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **04-10-2001**	* **8,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**

Direct (units) : **80,333,000**
Direct (%) : **11.31**

	Indirect/deemed interest (units) :	
	Indirect/deemed interest (%) :	
*	**Total no of shares after change :**	**80,333,000**
*	Date of notice :	**11-10-2001**
	Remarks :	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11-10-2001 04:35:48 PM
Reference No KL-011011-F648A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **04-10-2001**	* **8,000,000**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	

Direct (%)	:	
Indirect/deemed interest (units)	:	**80,333,000**
Indirect/deemed interest (%)	:	**11.31**
* **Total no of shares after change**	:	**80,333,000**
* Date of notice	:	**11-10-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-10-2001 09:40:32 AM
Reference No KL-011008-9520B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **28-09-2001**	* **15,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**

Direct (units) : **59,443,500**
Direct (%) : **8.37**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **59,443,500**

* Date of notice : **28-09-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04-10-2001 02:36:27 PM
Reference No KL-011004-A076A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **28-09-2001**	* **15,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares**
* Nature of interest : **Direct**

Direct (units) : **88,333,000**
Direct (%) : **12.44**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **88,333,000**

* Date of notice : **05-10-2001**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 04-10-2001 02:36:35 PM
Reference No KL-011004-A5E6C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* 28-09-2001	* 15,000,000	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :

Direct (%)	:	
Indirect/deemed interest (units)	:	**88,333,000**
Indirect/deemed interest (%)	:	**12.44**
* **Total no of shares after change**	:	**88,333,000**
* Date of notice	:	**05-10-2001**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26-09-2001 03:45:47 PM
Reference No KL-010926-A5D49

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30-08-2001**	* **972,000**	
Acquired	**17-09-2001**	**83,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**59,458,500**
Direct (%)	:	**8.37**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**59,458,500**
* Date of notice	:	**18-09-2001**
Remarks	:	

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21-09-2001 03:09:41 PM
Reference No KL-010921-784CD

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **94,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **58,403,500**
Direct (%) : **8.22**

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of shares after change** : **58,403,500**

* Date of notice : **14-09-2001**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-09-2001 02:33:33 PM
Reference No KL-010920-3EFA2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Batu Kawan Berhad**
* Address	:	**Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no.	:	**6292-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **110,000**	

* Circumstances by reason of which change has occurred	:	**Bought in open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**315,926,896**
Direct (%)	:	**44.49**

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**315,926,896**
* Date of notice	:	**19-09-2001**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 20-09-2001 02:33:39 PM
Reference No KL-010920-3EFA3

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **14-09-2001**	* **110,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **48,000**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**320,036,896**
Indirect/deemed interest (%)	:	**45.06**
* **Total no of shares after change**	:	**320,084,896**
* Date of notice	:	**19-09-2001**
Remarks	:	

sh